     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 2002


                                                      REGISTRATION NO. 333-86898
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 5

                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                           LEAPFROG ENTERPRISES, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                               3944                              95-4652013
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)              Identification No.)

                         6401 HOLLIS STREET, SUITE 150
                       EMERYVILLE, CALIFORNIA 94608-1071
                                 (510) 420-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                                MICHAEL C. WOOD
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                           LEAPFROG ENTERPRISES, INC.
                         6401 HOLLIS STREET, SUITE 150
                       EMERYVILLE, CALIFORNIA 94608-1071
                                 (510) 420-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

                 KENNETH L. GUERNSEY                                       JOHN D. WILSON
                   ISOBEL A. JONES                                      SHEARMAN & STERLING
                   CRAIG D. JACOBY                                     555 CALIFORNIA STREET
                  COOLEY GODWARD LLP                                  SAN FRANCISCO, CA 94104
                  ONE MARITIME PLAZA                                       (415) 616-1100
               SAN FRANCISCO, CA 94111
                    (415) 693-2000

                             ---------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                             ---------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JULY 22, 2002

PROSPECTUS

                                9,000,000 SHARES

                                [LEAPFROG LOGO]
                           LEAPFROG ENTERPRISES, INC.
                              CLASS A COMMON STOCK
                               $       PER SHARE
                             ----------------------
     This is our initial public offering. We are selling 8,610,000 shares of our Class A common stock, and the selling stockholders named in this prospectus are selling 390,000 shares of our Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. The underwriters may also purchase up to an additional 1,350,000 shares of our Class A common stock from us within 30 days from the date of this prospectus to cover over-allotments, if any.

     Each share of our Class A common stock has one vote and each share of our Class B common stock has ten votes. Following this offering, Knowledge Universe, L.L.C. and its affiliates will hold shares and warrants representing 82.8% of the combined voting power of our common stock and preferred stock.

     We currently expect the initial public offering price to be between $13.00 and $16.00 per share. Currently, no public market exists for our Class A common stock. Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol "LF."

     INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION OF THIS PROSPECTUS BEGINNING ON PAGE 9.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                             ----------------------

                                                             PER SHARE        TOTAL
                                                            ------------   ------------
Public Offering Price.....................................  $              $
Underwriting Discount.....................................  $              $
Proceeds to LeapFrog Enterprises, Inc. (before
  expenses)...............................................  $              $
Proceeds to the Selling Stockholders (before expenses)....  $              $

     The shares will be ready for delivery on or about                , 2002.
                             ----------------------


MERRILL LYNCH & CO.                                         SALOMON SMITH BARNEY

                             ----------------------

BANC OF AMERICA SECURITIES LLC
                 BEAR, STEARNS & CO. INC.
                                 DEUTSCHE BANK SECURITIES
                                               U.S. BANCORP PIPER JAFFRAY
                             ----------------------
             The date of this prospectus is                , 2002.

                              [INSIDE FRONT COVER]

                         [LEAPFROG and Design(R) logo.]

[Pictures of children, one accompanied by a parent, three others by a teacher, using each of our six consumer platform products and our SchoolHouse Literacy Center products. At the bottom of the page is our federally registered trademark LEAPFROG and Design(R).]

                                   [GATEFOLD]

[Picture of the most comprehensive version of our Learning Center shelf display. Heading at top of page: "The LeapFrog Learning Center." Beneath text are pictures and descriptions of products for children of the following age groups: infant and toddler, preschool, grade school and middle school. The close-up pictures for each age group are accompanied by text as follows: Infant and Toddler -- "Our stand-alone products are primarily self-contained interactive learning tools designed for children who are too young to use our platforms effectively. They help develop fine motor skills and color and sound recognition." Preschool -- "Our platforms for preschoolers introduce and help teach essential pre-reading and pre-math skills, and include our Imagination Desk learning center and our My First LeapPad learning system." Grade school -- "Our LeapPad learning system allows children to obtain instant audio feedback that helps them learn reading, math and vocabulary skills, using educational games, activities, music and positive feedback." Middle school -- "Under our Quantum Leap brand, our platforms include our Turbo Twist handhelds, our Quantum Pad learning system, which we plan to launch in Fall 2002, and our iQuest interactive handhelds." The following footnote text is at the bottom of the page: "LeapStart learning table, Leap's Phonics Railroad, Pretend & Learn shopping cart, Pretend & Learn picnic pack, Learning Hoops, Phonics Radio, Storyblock book and some content titles available Fall 2002 (for available titles, see Appendix A)."]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                             ---------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    9
Special Note Regarding Forward-Looking Statements...........   23
Use of Proceeds.............................................   24
Dividend Policy.............................................   24
Capitalization..............................................   25
Dilution....................................................   27
Selected Consolidated Financial Data........................   29
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   31
Business....................................................   50
Management..................................................   74
Related Party Transactions..................................   89
Principal and Selling Stockholders..........................   92
Description of Capital Stock................................   98
Shares Eligible for Future Sale.............................  105
Certain United States Tax Considerations for Non-United
  States Holders............................................  108
Underwriting................................................  111
Legal Matters...............................................  113
Experts.....................................................  113
Where You Can Find More Information.........................  114
Index to Consolidated Financial Statements..................  F-1
Appendix A -- Content Library (Selected Offerings)..........  A-1


                             ---------------------

     Until                , 2002 (25 days after the date of this prospectus),
all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                      [This page intentionally left blank]

                                    SUMMARY


     This summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes appearing elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, including the section entitled "Risk Factors," our consolidated financial statements and the related notes, before making an investment decision. Unless otherwise indicated, all information in this prospectus (1) assumes the underwriters' option to purchase additional shares to cover over-allotments in the offering will not be exercised, (2) assumes that none of the outstanding shares of our Series A preferred stock will be converted into shares of Class A common stock, (3) assumes the exercise prior to the completion of this offering by selling stockholders of options to purchase an aggregate of 195,000 of the shares of Class A common stock to be sold in this offering at an exercise price of $2.37 per share and (4) assumes the exercise prior to the completion of this offering of an outstanding warrant to purchase 20,000 shares of Class A common stock at $10.00 per share, which warrant would expire if not exercised by the completion of this offering. Unless otherwise indicated, references in this prospectus to "LeapFrog," the "Company," "we," "our" and "us" refer to LeapFrog Enterprises, Inc. and its subsidiaries and LeapFrog RBT, LLC. References in this prospectus to "Knowledge Universe" refer to Knowledge Universe, L.L.C.


                           LEAPFROG ENTERPRISES, INC.

     We are a leading designer, developer and marketer of innovative, technology-based educational products and related proprietary content, dedicated to making learning effective and engaging. We currently design our products to help preschool through 8th grade children learn age- and skill-appropriate subject matter, including phonics, reading, math, spelling, science, geography, history and music. We are in the process of extending our product line to reach high school students as well. We base our products on sound pedagogy under the guidance of our in-house educational experts. We then use our proprietary technologies and content to make these products interactive and engaging. Our product line includes: (1) platforms, which are portable, affordable hardware devices, (2) content, such as interactive books and cartridges, specifically designed for use with our platforms and (3) stand-alone educational products, primarily for children who are too young to use our platforms effectively. Our products are sold throughout the United States, and to a lesser extent into international markets and to U.S. schools. Our company and products have won over 100 awards from educators, publishers, retailers, print and broadcast media, consumer groups and industry organizations.

     We have developed internally the LeapPad learning system and five other core platforms that offer age-appropriate user interfaces and work interactively with a variety of books, cartridges or other content units. Under our LeapFrog brand, our platforms include the Imagination Desk learning center designed for ages 3 to 5, the My First LeapPad learning system for ages 3 to 5 and the LeapPad learning system for ages 4 to 8. In 2001, our LeapPad platform and related LeapPad books were the best and third-best selling products in the U.S. toy industry based on total dollar sales, according to The NPD Group, Inc., a global market information company, and accounted for more than half of our sales. Under our Quantum Leap brand, our platforms include the Turbo Twist handhelds designed for 1st through 6th grades, the Quantum Pad learning system, which we plan to launch in Fall 2002, for 3rd through 5th grades, and the iQuest interactive handhelds currently for middle school students and, by the end of 2002, for high school students as well. To date, we have sold more than 7 million platforms, including approximately 5 million LeapPad platforms, our first platform. Our platforms are designed to function essentially like hardware, changing with the "software" or content being used. These platforms provide us with a large and growing installed base on which to build content sales from our significant and growing library of proprietary content, most of which has been internally developed. In 2001, we sold more than 6.4 million interactive books and content cartridges for use with our various platforms, and by the end of 2002, we plan to introduce additional content products at U.S. retail stores, including interactive books for our Imagination Desk, My First LeapPad, LeapPad and Quantum Pad platforms and cartridges for our Turbo Twist and iQuest platforms.

     Since the inception of our business in 1995, we have focused primarily on the U.S. consumer market. This market represented the substantial majority of our sales and operating profit in 2001, with the substantial majority of our sales occurring during the third and fourth quarters, and will continue to be our primary focus in the near future. We believe that significant opportunities also exist in international markets and the school market, and we are devoting additional resources to those markets.

     We have grown significantly and consistently by introducing innovative new platforms and other products, expanding our content offerings and increasing our distribution. From 1999 to 2001, our net sales increased from $71.9 million to $313.7 million and our net income increased from $1.5 million to $9.7 million. We believe that we are well positioned to build upon our recent successes and to enhance our leadership position in the technology-based educational products market.

                                  OUR MARKETS

     The two principal markets for educational products are consumers, who purchase primarily through retail toy stores or the toy departments of national and regional mass-market retailers, and schools and teachers, who purchase either directly from sales representatives or through teacher supply stores or catalogs. References in this prospectus to the toy industry do not include the video game market. According to NPD, the U.S. toy industry had aggregate retail sales in 2001 of $24.7 billion, including approximately $2.4 billion of combined sales in the preschool category and electronic learning aids category, which are the primary categories in which we compete. Our market share in the $2.3 billion preschool category of the U.S. toy industry, covering children ages 3 to 5, increased from approximately 7% in 2000 to approximately 14% in 2001, and we had five of the top ten best-selling products in the category in 2001 based on total dollar sales, including the top two products, according to NPD. To reach schools and teachers, we compete in the supplemental educational materials market generally, which encompasses all educational materials other than the basic textbooks a teacher uses in the classroom, as well as in the instructional software market, a sub-segment of the overall supplemental educational materials category. According to Simba Information, Inc., a provider of market information for the education industry, this sub-segment is the fastest growing market of the entire K-12 supplemental educational materials category, with estimated sales of approximately $1.3 billion in 2001, up from $0.6 billion in 1998.

                             COMPETITIVE STRENGTHS

     We attribute our success to date and our current opportunities to increase our sales, profit and market share to the following competitive strengths:

     - WE HAVE ESTABLISHED LEAPFROG AS A LEADING BRAND FOR QUALITY TECHNOLOGY-BASED EDUCATIONAL PRODUCTS.

     - WE LEVERAGE OUR SERIES OF PLATFORMS WITH A GROWING LIBRARY OF HIGHER-MARGIN CONTENT.

     - WE HAVE PROPRIETARY HARDWARE AND SOFTWARE TECHNOLOGIES AND AN INTEGRATED DESIGN AND DEVELOPMENT PROCESS.

     - WE RELY ON THE EDUCATIONAL EXPERTISE OF OUR SCHOOLHOUSE DIVISION FOR THE SOUND PEDAGOGY INCORPORATED IN OUR CONSUMER AND SCHOOLHOUSE PRODUCTS.

     - WE ENJOY ESTABLISHED RELATIONSHIPS WITH MAJOR RETAILERS SUCH AS TOYS "R" US, WAL-MART, TARGET AND KMART, ALTHOUGH WE DO NOT HAVE LONG-TERM AGREEMENTS WITH ANY RETAILERS.

     - WE HAVE A LARGE AND SEASONED MANAGEMENT TEAM WITH EXTENSIVE INDUSTRY-RELATED EXPERIENCE.

                               BUSINESS STRATEGY

     Our goal is to become the leading provider of technology-based educational products and content in the U.S. consumer and school supplemental material markets and in international markets by:

     - INCREASING OUR SHELF SPACE AT KEY RETAIL OUTLETS AND ESTABLISHING OUR LEARNING CENTER DISPLAYS AS AN EDUCATION DESTINATION. By the end of 2002, we plan to roll out versions of our Learning Center shelf displays in additional Toys "R" Us stores and expand our shelf space in selected national and regional mass-market retail stores, showcasing our product line and providing a destination within these stores for parents seeking quality technology-based educational products.

     - EXPANDING OUR CONTENT LIBRARY TO INCREASE FOLLOW-ON SALES. We plan to expand significantly our library of interactive books available at retail that are compatible with our Imagination Desk, My First LeapPad, LeapPad and Quantum Pad platforms from 43 books in 2001 to over 85 books by the end of 2002.

     - INCREASING OUR PRODUCT OFFERINGS TO A BROADER TARGET MARKET. We are expanding our Quantum Leap product line, designed for middle school and high school students, and we also plan to increase substantially our products designed for infants, toddlers and preschoolers.

     - DEVELOPING ADDITIONAL DISTRIBUTION CHANNELS. We plan to extend our distribution beyond national and regional mass-market and toy retailers to bookstores, electronics retailers and office supply stores and other specialty retailers.

     - EXPANDING OUR PRESENCE IN INTERNATIONAL MARKETS. We believe international markets provide increasing opportunities to sell local-language versions of our products as well as English-language versions marketed as aids for learning English as a foreign language.

     - EXPANDING SALES OF OUR SCHOOLHOUSE DIVISION. With products designed specifically for the classroom through the SchoolHouse division of our Education and Training group, we plan to increase significantly our penetration of the school market.


                              RECENT DEVELOPMENTS



     Our second quarter ended June 30, 2002. While we have not yet finalized our financial statements for the six-month period ended June 30, 2002, based on our review of our results of operations for the period, our net sales increased by $16.7 million, or 63.2%, from $26.4 million in the three months ended June 30, 2001 to approximately $43.1 million in the three months ended June 30, 2002, driven primarily by increased sales of content and platforms in our U.S. Consumer segment. Gross profit increased by $10.5 million, or 98.0%, from $10.7 million in the three months ended June 30, 2001 to approximately $21.2 million in the three months ended June 30, 2002. Gross profit as a percentage of net sales increased from 40.7% in the three months ended June 30, 2001 to 49.3% in the three months ended June 30, 2002. This increase in gross profit margin was driven primarily by lower manufacturing costs combined with increased sales of higher-margin content. Our total operating expenses increased 48.2%, from $22.8 million in the three months ended June 30, 2001 to approximately $33.8 million in the three months ended June 30, 2002. The increase was primarily due to an increase in selling, general and administrative expenses and research and development expenses, in each case primarily as a result of an increase in salaries and benefits expenses associated with a larger employee base. Our net loss remained relatively flat at approximately $7.5 million in the three months ended June 30, 2002, compared to a net loss of $7.4 million in the three months ended June 30, 2001. The financial information includes all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of the interim financial information. Because our financial statements for the six-month period ended June 30, 2002 have not yet been completed, information regarding this period is subject to change. Additionally, the operating results for the three months ended June 30, 2002, or any other quarter, are not necessarily indicative of the operating results for the full year or for any future period.

                              COMPANY INFORMATION

     Our business was launched in 1995 in California by LeapFrog RBT, LLC, which was founded by Michael C. Wood, our Chief Executive Officer and President. We are a Delaware corporation formed in 1997 by Knowledge Universe under the name Knowledge Kids Enterprises, Inc. for the purpose of acquiring substantially all the assets and business of LeapFrog RBT, an acquisition we completed in September 1997. We changed our name to LeapFrog Enterprises, Inc. in February 2001. We are a subsidiary of Knowledge Universe, which Lawrence J. Ellison, Michael R. Milken and Lowell J. Milken may each be deemed to control. After this offering, Knowledge Universe will control our stockholder voting power. Please see the section entitled "Principal and Selling Stockholders" for more information about our share ownership and the section entitled "Risk Factors" for more information on this and other risks related to our business, our capital structure and this offering.

     Our principal executive offices are located at 6401 Hollis Street, Suite 150, Emeryville, California 94608, and our telephone number is (510) 420-5000. Our general website is www.leapfrog.com. Information contained in our website is not deemed to be part of this prospectus.

                                 INDUSTRY DATA

     Market share and industry data disclosed in this prospectus have been obtained from the following sources and publications: NPDFunworld(sm), a division of The NPD Group, Inc., Simba Information Inc., the U.S. Department of Education and the National School Supply and Equipment Association.

     In this prospectus, we are using the most currently updated data from NPD Funworld's Toy Market Index, or TMI, and NPD Funworld's Toy Retail Sales Tracking Service, or TRSTS. We refer to TMI data when discussing the sizes of markets and our share of those markets and to TRSTS data when discussing sales of individual products. According to NPD Funworld, the TMI data is compiled from diary information collected from a panel of over 16,000 U.S. consumers, and this information is used to extrapolate data for the traditional U.S. toy market. The TMI data includes information about the overall size of the market and its various segments. According to NPD Funworld, the TRSTS data contains point-of-sale information from more than 20 large national and regional U.S. retailers and represents approximately 40% of the traditional U.S. toy market. The TRSTS data does not include any information from Wal-Mart, which is one of the largest toy retailers in the United States and was our largest customer in 2001 based on net sales. Despite the absence of information from Wal-Mart, we believe the TRSTS data is the best available source for toy industry product sales information. However, to the extent our products have sold relatively well at Wal-Mart compared to other large retailers, the TRSTS data may understate our products' relative sales, while to the extent our products have sold relatively poorly at Wal-Mart, the TRSTS data may overstate our products' relative sales.

     We have not independently verified any of the data from these sources or publications.

                          TRADEMARKS AND SERVICE MARKS

     "LeapFrog," The LeapFrog Logo, "LeapPad," "NearTouch" and "Turbo Twist" are some of our registered trademarks or our service marks. "Imagination Desk," "iQuest," "Leap," "LeapFrog SchoolHouse," "Explorer," "Mind Station," "Never-Ending Learning," "Quantum Leap," "Quantum Pad," "Language First!," "Learn Something New Every Day" and Leaping Frog Logo are some of our trademarks or our service marks. This prospectus also includes other trademarks and service marks, as well as trade dress and trade names of ours. Trademarks, service marks and trade names of other companies also appear in this prospectus and are the property of their respective holders.

                                  THE OFFERING

Class A common stock
offered(1)

  By LeapFrog ...............  8,610,000 shares

  By the selling
  stockholders ..............    390,000 shares

       Total ................  9,000,000 shares

Common stock to be
outstanding immediately after
  this offering(1)

  Class A common stock ......  12,079,417 shares(2)

  Class B common stock ......  30,487,805 shares(3)

       Total ................  42,567,222 shares(2)(3)

Preferred stock to be
outstanding immediately after
  this offering

  Series A preferred
stock .......................   2,000,000 shares(4)

Stock to be held by Knowledge
  Universe and its affiliates
  immediately after this
  offering(5)

  Class A common stock ......  None

  Class B common stock ......  25,000,000 shares(3)

  Series A preferred
stock .......................  None

     Total ..................  25,000,000 shares of Class B common stock (78.4%
                               of the combined voting power of our outstanding common and preferred stock)(3)

Voting rights

  Class A common stock ......  One vote per share

  Class B common stock ......  Ten votes per share

  Series A preferred
stock .......................  One vote per share, based on the current conversion rate of the Series A preferred stock into Class A common stock

Conversion rights

  Class A common stock ......  Not convertible

  Class B common stock ......  Each share of Class B common stock is convertible at any time at the holder's option into one share of Class A common stock. Each share will automatically convert into one share of Class A common stock upon any change in the beneficial ownership of the share if it is no longer beneficially owned by Lawrence J. Ellison, Michael R. Milken, Lowell J. Milken or Michael C. Wood, or any entity that is controlled by any of them. Notwithstanding the foregoing, no automatic conversion will occur upon any transfer of shares of Class B common stock by (1) Knowledge Universe or its affiliates to any person or entity that held an equity interest in Knowledge Universe or its affiliates as of the date of this prospectus of up to the number of shares of Class B common stock the transferee indirectly held through such equity interest as of the date of this prospectus, (2) FrogPond of shares of Class B common stock it held as of the date of this prospectus to any person or entity that held an equity interest in FrogPond as of the date of this prospectus, (3) Knowledge Universe or its affiliates upon the exercise of an option outstanding as of the date of this prospectus to purchase shares of Class B common stock and (4) will or pursuant to the laws of descent and distribution to the transferor's family, transfer by a stockholder to a domestic trust created for the sole benefit of that stockholder or his family and transfer by such domestic trust to such original stockholder. In general, a person beneficially owns a share if he has the power to vote or dispose of the share.

  Series A preferred
stock .......................  Each share of Series A preferred stock is currently convertible at any time at the holder's option into one share of Class A common stock, subject to adjustment under certain circumstances. Each share will automatically convert into Class A common stock if our Class A common stock trades at or above a price of $18.75 per share for 30 consecutive trading days and the aggregate value of all outstanding freely tradable Class A common stock held by non-affiliates equals or exceeds $100 million.

Use of proceeds..............  We intend to use the net proceeds to us from this offering to repay the entire outstanding balance under our revolving credit facility. The remaining net proceeds to us will be used for working capital, principally seasonal increases in accounts receivable and inventory, and other general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Proposed NYSE symbol.........  LF

Risk factors.................  See "Risk Factors" and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our Class A common stock.
---------------
(1) Our Class A and Class B common stock have substantially similar rights, except for conversion and voting rights. See "Description of Capital Stock" for a further discussion of these rights.

(2) Based on the number of shares of Class A common stock outstanding as of March 31, 2002, 20,000 shares of Class A common stock to be issued upon the exercise of an outstanding warrant at a per share exercise price of $10.00, which warrant was issued in connection with executive recruiting services and would expire if not exercised by the completion of this offering, and 195,000 shares of Class A common stock subject to options to be exercised by the selling stockholders prior to the completion of this offering. Excludes:

     - 8,252,685 additional shares of Class A common stock issuable upon the exercise of options outstanding as of March 31, 2002 at a weighted average per share exercise price of $5.36;

     - 1,094,056 shares of Class A common stock that will be issuable upon the exercise of options having a weighted average per share exercise price of $7.83 that we expect to grant under our 2002 Equity Incentive Plan concurrently with this offering in connection with the conversion of stock appreciation rights, or SARs, outstanding as of March 31, 2002 into options; and


     - 7,928,842 additional shares of Class A common stock reserved for issuance under our 2002 Equity Incentive Plan, 2002 Non-Employee Director's Stock Option Plan and 2002 Employee Stock Purchase Plan, each of which has been adopted effective prior to or concurrently with this offering.


(3) Based on the number of shares of Class B common stock outstanding as of March 31, 2002. Excludes 10,000,000 shares of Class B common stock issuable upon the exercise of warrants outstanding as of March 31, 2002 at a per share exercise price of $5.00, 8,200,000 of which are issuable to affiliates of Knowledge Universe.

(4) Our Series A preferred stock is currently held by CSC LF Holdings, LLC, an affiliate of Cablevision Systems Corporation, a U.S. cable television company; Publishing and Broadcasting International Ltd., a subsidiary of Publishing and Broadcasting Limited, an Australian media company; and Windsor Digital Studio LLC, an affiliate of Windsor Media Inc., an investment company.

(5) Lawrence J. Ellison, Michael R. Milken and Lowell J. Milken may each be deemed to control Knowledge Universe. As a result, Lawrence J. Ellison, Michael R. Milken and Lowell J. Milken may each be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership, of shares of our capital stock owned directly or indirectly by Knowledge Universe. For additional information regarding our controlling stockholders, see "Principal and Selling Stockholders."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth our summary consolidated financial information. You should read this information in conjunction with the consolidated financial statements and the notes to those consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

     The balance sheet data on an as adjusted basis reflects the sale of 8,610,000 shares of Class A common stock offered by us at an assumed public offering price of $14.50 per share, the mid-point of our anticipated price range, after deducting the estimated underwriting discount and offering expenses payable by us, and the use of a portion of the net proceeds to us from this offering to repay the entire outstanding balance under our revolving credit facility, which was $61.2 million at December 31, 2001 and $17.2 million at March 31, 2002. We currently expect the outstanding balance to be approximately $35.0 million upon the completion of this offering.

                                                                                   THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,              MARCH 31,
                                                ------------------------------   -----------------------
                                                  1999       2000       2001        2001          2002
                                                --------   --------   --------   -----------    --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AND PERCENT DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Net sales ..................................  $ 71,867   $160,128   $313,721    $ 21,912      $ 57,838
  Gross profit ...............................    28,989     68,281    144,645       9,036        27,416
  Operating expenses .........................    27,540     68,149    128,210      23,355        35,489
  Income (loss) from operations ..............     1,449        132     16,435     (14,319)       (8,073)
  Interest income (expense), net .............     1,030       (436)    (2,276)       (474)         (379)
  Equity losses in investment in affiliate ...      (309)    (1,681)        --          --            --
  Net income (loss) ..........................  $  1,539   $ (2,259)  $  9,669    $ (8,535)     $ (5,059)
                                                ========   ========   ========    ========      ========
  Net income (loss) per common
    share -- basic ...........................  $   0.05   $  (0.07)  $   0.29    $  (0.26)     $  (0.15)
                                                ========   ========   ========    ========      ========
  Net income (loss) per common
    share -- diluted .........................  $   0.05   $  (0.07)  $   0.25    $  (0.26)     $  (0.15)
                                                ========   ========   ========    ========      ========
  Shares used in calculating net income (loss)
    per share -- basic .......................    31,878     32,462     33,449      33,326        33,694
                                                ========   ========   ========    ========      ========
  Shares used in calculating net income (loss)
    per share -- diluted .....................    33,268     32,462     38,470      33,326        33,694
                                                ========   ========   ========    ========      ========
OTHER FINANCIAL DATA:
  Net sales growth year-to-year...............     130.9%     122.8%      95.9%       31.4%        164.0%
  Gross profit margin ........................      40.3%      42.6%      46.1%       41.2%         47.4%
  Net cash provided by (used in):
    Operating activities......................  $(15,030)  $(29,730)  $(35,307)   $  3,421      $ 40,674
    Investing activities......................  $ (4,070)  $ (9,424)  $(14,609)   $ (3,660)     $ (3,536)
    Financing activities......................        --   $ 32,511   $ 52,808    $ 14,456      $(43,959)
  EBITDA(1) ..................................  $  3,479   $  4,055   $ 22,211    $(13,169)     $ (5,911)

                                                                  MARCH 31, 2002
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents ................................  $  1,436     $ 96,900
  Working capital ..........................................    67,311      162,775
  Total assets .............................................   146,750      242,214
  Long-term debt ...........................................    17,204           --
  Total debt ...............................................    17,204           --
  Redeemable convertible Series A preferred stock(2) .......    24,139       24,139
  Total stockholders' equity ...............................    68,940      181,608

---------------
(1) EBITDA is income (loss) from operations adjusted for the add-back of depreciation and amortization, including tooling depreciation which is a component of cost of sales. Manufacturing tools are depreciated over two years, and EBITDA does not account for the cost of replacement tools.

                                       YEAR ENDED DECEMBER 31,      THREE MONTHS ENDED MARCH 31,
                                      -------------------------   ---------------------------------
                                       1999     2000     2001          2001              2002
                                      ------   ------   -------   ---------------   ---------------
                                                             (IN THOUSANDS)
Income (loss) from operations.......  $1,449   $  132   $16,435      $(14,319)          $(8,073)
Depreciation and amortization.......   1,187    2,463     4,191           898             1,590
Depreciation: manufacturing tools...     843    1,460     1,585           252               572
                                      ------   ------   -------      --------           -------
  EBITDA............................  $3,479   $4,055   $22,211      $(13,169)          $(5,911)
                                      ======   ======   =======      ========           =======

Purchases of manufacturing tools....  $1,831   $1,945   $ 2,606      $    854           $ 1,271
                                      ======   ======   =======      ========           =======

     EBITDA is not a measurement of operating performance calculated in accordance with generally accepted accounting principles, or GAAP, and should not be considered a substitute for income from continuing operations, net income (loss), cash flows or other consolidated statements of operations or consolidated balance sheets data prepared in accordance with GAAP. Because all companies do not calculate EBITDA identically, this presentation of EBITDA may not be comparable to similarly titled measures of other companies.

(2) Each share of Series A preferred stock is currently convertible at any time at the holder's option into one share of Class A common stock, subject to adjustment under certain circumstances. Each share will automatically convert into Class A common stock if our Class A common stock trades at or above a price of $18.75 per share for 30 consecutive trading days and the aggregate value of all outstanding freely tradable shares of Class A common stock held by non-affiliates equals or exceeds $100 million.

                                  RISK FACTORS

     You should carefully consider the risks described below before deciding to invest in shares of our Class A common stock. We have included a discussion of each material risk that we have identified as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition or operating results could suffer. As a result, our Class A common stock's trading price could decline and you could lose all or part of your investment in our Class A common stock.

                         RISKS RELATED TO OUR BUSINESS

IF WE FAIL TO PREDICT CONSUMER PREFERENCES AND TRENDS ACCURATELY, DEVELOP AND INTRODUCE NEW PRODUCTS RAPIDLY OR ENHANCE AND EXTEND OUR EXISTING CORE PRODUCTS, OUR SALES WILL SUFFER.

     Sales of our platforms, related content and stand-alone products typically have grown in the periods following initial introduction, but we expect sales of specific products to decrease as they mature. The introduction of new products and the enhancement and extension of existing products, through the introduction of additional content or by other means, are critical to our future sales growth. The successful development of new products and the enhancement and extension of our current products will require us to anticipate the needs and preferences of consumers and educators and to forecast market and technological trends accurately. Consumer preferences, and particularly children's preferences, are continuously changing and are difficult to predict. In addition, educational curricula change as states adopt new standards. The development of new interactive learning products requires high levels of innovation and this process can be lengthy and costly. To remain competitive, we must continue to develop enhancements of our NearTouch, Mind Station and other technologies successfully. By the end of 2002, we intend to introduce one new platform and ten new stand-alone products in the U.S. consumer retail market, as well as over 45 new interactive books and over 15 other new content cartridges. In addition, our SchoolHouse division plans to introduce over 40 new interactive books and over 260 activity cards for the SchoolHouse version of our LeapPad platform by the end of 2002. We expect to sell our content products in over 12 countries in 2002. In these countries, we plan to introduce U.S. versions of 23 of our LeapPad and Quantum Pad books, and localized versions of 8 of our LeapPad and Quantum Pad books. We cannot assure you that these or other future products will be introduced or, if introduced, will be successful. The failure to enhance and extend our existing products or to develop and introduce new products that achieve and sustain market acceptance and produce acceptable margins would harm our business and operating results.

OUR BUSINESS IS SEASONAL, AND THEREFORE OUR ANNUAL OPERATING RESULTS WILL DEPEND, IN LARGE PART, ON SALES RELATING TO THE BRIEF HOLIDAY SEASON.

     Sales of consumer electronics and toy products in the retail channel are highly seasonal, causing the substantial majority of our sales to U.S. retailers to occur during the third and fourth quarters. In 2001, approximately 86% of our net sales to U.S. retailers and 85% of our total net sales occurred during this period. This percentage of total sales may increase as retailers become more efficient in their control of inventory levels through just-in-time inventory management systems. Generally, retailers time their orders so that suppliers like us will fill the orders closer to the time of purchase by consumers, thereby reducing their need to maintain larger on-hand inventories throughout the year to meet demand. While these techniques reduce retailers' investments in their inventory, they increase pressure on suppliers to fill orders promptly and shift a significant portion of inventory risk and carrying costs to suppliers like us. The logistics of supplying more product within shorter time periods will increase the risk that we fail to meet tight shipping schedules, which could damage our relationships with retailers, increase our shipping costs or cause sales opportunities to be delayed or lost. The seasonal pattern of sales in the retail channel requires significant use of our working capital to manufacture and carry inventory in anticipation of the holiday season, as well as early and accurate forecasting of holiday sales. Failure to predict accurately and respond appropriately to consumer demand on a timely basis to meet seasonal fluctuations, or any disruption of consumer buying habits during this key period, would harm our business and operating results.

OUR QUARTERLY OPERATING RESULTS ARE SUSCEPTIBLE TO FLUCTUATIONS THAT COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Historically, our quarterly operating results have fluctuated significantly. For example, our net income (loss) for the first through fourth quarters of 2000 were $(1.2) million, $(5.4) million, $6.8 million and $(2.5) million. Our net income (loss) for the first through fourth quarters of 2001 were $(8.5) million, $(7.4) million, $14.1 million and $11.5 million. Our net loss for the first quarter of 2002 was $(5.1) million. We expect these fluctuations to continue for a number of reasons, including:

     - seasonal influences on our sales, such as the holiday shopping season and back-to-school purchasing;

     - unpredictable consumer preferences and spending trends;

     - the need to increase inventories in advance of our primary selling season;

     - timing of new product introductions;

     - general economic conditions;

     - changes in our pricing policies, the pricing policies of our competitors and general pricing trends in consumer electronics and toy markets;

     - international sales volume and the mix of such sales among countries with similar or different holidays and school years than the United States;

     - the impact of strategic relationships; and

     - the sales cycle to schools, which may be uneven, depending on budget constraints, the timing of purchases and other seasonal influences.

We expect that we will continue to incur losses during the first and second quarters of each year for the foreseeable future. We do not have sufficient operating experience to predict the overall effect of various seasonal factors and their effect on our future quarterly operating results. If we fail to meet our projected net sales or other projected operating results, or if we fail to meet analysts' or investors' expectations, the market price of our Class A common stock could fall.

WE CURRENTLY RELY, AND EXPECT TO CONTINUE TO RELY, ON OUR LEAPPAD PLATFORM AND RELATED INTERACTIVE BOOKS FOR A SIGNIFICANT PORTION OF OUR SALES.

     Our LeapPad platform and related interactive books accounted for approximately 54% of our net sales in 2001. No other product line, together with its related content, accounted for more than approximately 8% of our net sales in 2001. A significant portion of our future sales will depend on the continued commercial success of our LeapPad platform and related interactive books. If the sales for our LeapPad platform are below expected sales or if sales of our LeapPad interactive books do not grow as we anticipate, sales of our other products may not be able to compensate for these shortfalls and our overall sales would suffer.

OUR BUSINESS DEPENDS ON FOUR RETAILERS THAT TOGETHER ACCOUNTED FOR APPROXIMATELY 78% OF OUR NET SALES IN 2001, AND OUR DEPENDENCE UPON A SMALL GROUP OF RETAILERS MAY INCREASE.

     In 2001, Wal-Mart, Toys "R" Us, Kmart and Target accounted in the aggregate for approximately 78% of our net sales, and our top ten retailers accounted in the aggregate for approximately 89% of our net sales. Of our net sales in 2001, Wal-Mart and Toys "R" Us represented approximately 30% and 28%, respectively, and Kmart and Target each represented approximately 10%. We expect that a small number of large retailers will continue to account for the significant majority of our sales and that our sales to these retailers may increase as a percentage of our total sales. At December 31, 2001, Wal-Mart accounted for approximately 37% of our accounts receivable and Toys "R" Us accounted for approximately 25% of our accounts receivable. If any of these retailers experience significant financial difficulty in the future or otherwise fail to satisfy their accounts payable, our allowance for doubtful accounts receivable could be insufficient. If any of these retailers reduce their purchases from us, change the terms on which we conduct business with them or experience a future downturn in their business, our business and operating results could be harmed.

OUR BUSINESS COULD BE AFFECTED ADVERSELY BY THE BANKRUPTCY OF KMART.

     On January 22, 2002, Kmart filed for bankruptcy protection. As of December 31, 2001, Kmart owed us approximately $11.0 million in uncollected net accounts receivable. We have written off $6.4 million of these accounts receivable, leaving a net balance of $4.6 million at December 31, 2001. By January 22, 2002, this balance was reduced by $2.5 million through a combination of payments and allowances. The remaining balance of $2.1 million as of January 22, 2002 represents approximately 25% of the amount of our uncollected receivables from Kmart. If our ultimate financial exposure is greater than the $6.4 million we have written off, our future operating results will suffer. Further, Kmart made payments to us totaling $13.0 million during the 90 days prior to filing bankruptcy, which payments may be subject to challenge by Kmart, its creditors or others acting on behalf of Kmart's bankruptcy estate as a preferential payment under federal bankruptcy law. We continue to do business with Kmart while Kmart is in bankruptcy, including extending credit for its purchases of our products, and we may have difficulty enforcing any contractual obligations and collecting any amounts owed to us by Kmart. We may decide to limit or end our business relationship with Kmart if we believe that their debtor-in-possession credit lines or their financial strength during or following restructuring do not give us adequate assurances to justify extending further credit. Limiting or terminating our relationship with Kmart could significantly reduce sales of our products and harm our business.

WE DO NOT HAVE LONG-TERM AGREEMENTS WITH OUR RETAILERS AND CHANGES IN OUR RELATIONSHIPS WITH RETAILERS COULD SIGNIFICANTLY HARM OUR BUSINESS AND OPERATING RESULTS.

     We do not have long-term agreements with any of our retailers. As a result, agreements with respect to pricing, shelf space, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each retailer. Retailers make no binding long-term commitments to us regarding purchase volumes and make all purchases by delivering one-time purchase orders. If the number of our products increases as we have planned or the roll out of versions of our Learning Center shelf displays in selected retail stores proceeds as we anticipate, we will require more retail shelf space to display our various products. Any retailer could reduce its overall purchases of our products, the number and variety of our products that it carries and the shelf space allotted for our products, decide not to incorporate versions of our Learning Center shelf displays in its stores or otherwise materially change the terms of our current relationship at any time. Any such change could significantly harm our business and operating results.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR CURRENT BUSINESS AND PROSPECTS.

     Our business began in 1995 and we have a limited operating history for you or our management to use in evaluating our business and prospects, particularly with regard to our Education and Training segment, which includes our SchoolHouse division, our International segment and our direct sales of content to consumers. To date, we have recognized limited sales from our Education and Training and International segments and from our direct-to-consumer content sales, and any growth in sales from these operations may not meet our expectations or those of analysts or investors. When making an investment decision regarding our Class A common stock, you must consider our business and prospects in light of the risks and difficulties typically encountered by companies in their early stages of development.

OUR FUTURE GROWTH WILL DEPEND IN PART ON OUR SCHOOLHOUSE DIVISION, WHICH MAY NOT BE SUCCESSFUL.

     We launched our SchoolHouse division in June 1999, and to date the division, which is accounted for under our Education and Training segment, has generated limited sales and has incurred substantial losses. We expect the division to continue to incur substantial losses for the foreseeable future. Sales from our

SchoolHouse division's curriculum-based products will depend principally on broadening market acceptance of those products, which in turn depends on a number of factors, including:

     - our ability to demonstrate to teachers and other key educational institution decision-makers the usefulness of our products to supplement traditional teaching practices;

     - the willingness of teachers, administrators, parents and students to use products in a classroom setting from a company that may be perceived as a toy manufacturer;

     - the effectiveness of our sales force, particularly since we rely on independent sales representatives;

     - the availability of state and federal government funding to defray, subsidize or pay for the costs of our products; and

     - our ability to demonstrate that our products improve academic performance.

     If we cannot increase market acceptance of our SchoolHouse division's supplemental educational products, the division may not become profitable and our future sales could suffer. As of December 31, 2001, we have capitalized $3.5 million of our content development costs in establishing the SchoolHouse division, and we expect to capitalize approximately $7.0 million of these costs in 2002, including $0.9 million that we have capitalized as of March 31, 2002. If the SchoolHouse division does not become profitable, we may have to write off some or all of these capitalized costs, which could significantly harm our operating results.

OUR PLANNED EXPANSION INTO INTERNATIONAL MARKETS MAY NOT SUCCEED AND OUR FUTURE OPERATING RESULTS COULD BE HARMED BY ECONOMIC, POLITICAL, REGULATORY AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS.

     We have limited experience with sales operations outside the United States. In January 2000, we expanded beyond the use of international distributors to sell our products and started selling our products directly to retailers in the United Kingdom. We began selling directly to retailers in Canada in June 2002, and we are planning to sell directly to retailers in France. We derived approximately 5% of our net sales from outside the United States in each of 2000 and 2001. We intend to increase our international sales through additional overseas offices to develop further our direct sales efforts, distributor relationships and strategic relationships with companies with operations outside of the United States, such as Benesse Corporation and Sega Toys in Japan. However, these and other efforts may not help increase sales of our products outside the United States. Our business is, and will increasingly be, subject to risks associated with conducting business internationally, including:

     - political and economic instability and civil unrest;

     - existing and future governmental policies;

     - greater difficulty in staffing and managing foreign operations;

     - complications in modifying our products for local markets or in complying with foreign laws, including consumer protection laws and local language laws;

     - transportation delays and interruptions;

     - greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;

     - trade protection measures and import or export licensing requirements;

     - currency conversion risks and currency fluctuations;

     - longer payment cycles, different accounting practices and problems in collecting accounts receivable; and

     - limitations, including taxes, on the repatriation of earnings.

     Any difficulty with our international operations could harm our future sales and operating results.

THIRD PARTIES HAVE CLAIMED, AND MAY CLAIM IN THE FUTURE, THAT WE ARE INFRINGING THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY CAUSE US TO INCUR SIGNIFICANT LITIGATION OR LICENSING EXPENSES OR TO STOP SELLING SOME OR ALL OF OUR PRODUCTS OR USING SOME OF OUR TRADEMARKS.

     In the course of our business, we periodically receive claims of infringement or otherwise become aware of potentially relevant patents, copyrights, trademarks or other intellectual property rights held by other parties. Upon receipt of this type of communication, we evaluate the validity and applicability of allegations of infringement of intellectual property rights to determine whether we must negotiate licenses or cross-licenses to incorporate or use the proprietary technologies or trademarks or other proprietary matters in or on our products. Any dispute or litigation regarding patents, copyrights, trademarks or other intellectual property rights, regardless of its outcome, may be costly and time-consuming, and may divert our management and key personnel from our business operations. If we, our distributors or our manufacturers are adjudged to be infringing the intellectual property rights of any third party, we or they may be required to obtain a license to use those rights, which may not be obtainable on reasonable terms, if at all. We also may be subject to significant damages or injunctions against the development and sale of some or all of our products or against the use of a trademark in the sale of some or all of our products. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all the liability that could be imposed. We may presently be unaware of intellectual property rights of others that may cover some or all of our technology or products. We expect that increasingly we will be subject to infringement claims as we increase the number and type of products we offer, as the number of products, services and competitors in our markets grow, as we enter new markets and as our products receive more attention and publicity. See "Business -- Legal Proceedings" for a discussion of intellectual property infringement suits in which we are currently involved. These suits include a suit filed by General Creation LLC alleging that our LeapPad platforms infringe one of their patents and a complaint filed by us against Franklin Electronic Publishers, Inc. for declaratory relief based in part on the allegations that a number of our products appear to infringe a patent held by Franklin and a counterclaim by Franklin that we have infringed, actively induced infringement of and contributorily infringed Franklin's patent. If we fail to be successful in either of these lawsuits, it could require us to stop selling our LeapPad and other platforms and to pay damages. These suits also include a suit filed by Publications International, Ltd. alleging that we are infringing its alleged common law, unregistered, trademark LEAP FROG for children's books. If we fail to be successful in this suit, it could require us to stop using the LeapFrog trademark and other trademarks incorporating "LEAP" on our products and to pay damages.

OUR INTELLECTUAL PROPERTY RIGHTS MAY NOT PREVENT OUR COMPETITORS FROM USING OUR TECHNOLOGIES OR SIMILAR TECHNOLOGIES TO DEVELOP COMPETING PRODUCTS, WHICH COULD WEAKEN OUR COMPETITIVE POSITION AND HARM OUR OPERATING RESULTS.

     Our success depends in large part on our proprietary technologies, particularly our NearTouch technology, which is at the core of our My First LeapPad, LeapPad and Quantum Pad platforms, as well as our Explorer interactive globe series. We rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with selected parties with whom we conduct business to limit access to and disclosure of our proprietary information. These contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of our intellectual property or deter independent third-party development of similar technologies. For example, we are aware that a product using technology very similar to our NearTouch technology has been produced in China, and we have written a letter to the developer of the product advising that we will not tolerate infringement of our intellectual property rights. However, we may not be able to enforce our intellectual property rights, if any, in China or other countries where such product may be manufactured or sold. In January 2002, Toshiba Corporation, Takara Co. Ltd. and Dai Nippon Printing Co. Ltd. announced their intention to develop and promote an interactive educational platform product in Japan, and we are currently evaluating whether this planned product infringes our proprietary rights. Monitoring the unauthorized use of our proprietary technology and trademarks is costly, and any dispute or other litigation, regardless of outcome, may be costly and time-consuming and may divert our management and key personnel from our business operations. The steps we have taken may not prevent unauthorized use of our proprietary technology or trademarks, particularly in foreign countries where we do not own patents or trademarks or where the laws may not protect our proprietary rights and trademarks as fully as in the United States. Many features of our products are not protected by our patents, and, as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our operating results.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, OUR SALES AND MARKET SHARE COULD DECLINE.

     We currently compete primarily in the preschool category and electronic learning aids category of the U.S. toy industry and, to some degree, in the overall U.S. and international toy industry. Our SchoolHouse division competes in the supplemental educational materials market. Each of these markets is very competitive and we expect competition to increase in the future. For example, based on information from industry sources, we believe Mattel, Inc. has demonstrated to retailers a prototype product having functionality similar to that of our LeapPad platform for possible introduction in 2003 under Mattel's Fisher-Price brand. We believe that we are beginning to compete, and will increasingly compete in the future, with makers of popular game platforms and smart mobile devices such as personal digital assistants. These companies are well situated to compete effectively in our primary markets. Additionally, we are beginning to cross over into their markets with products such as our iQuest handheld device. Many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in consumer requirements or preferences or to new or emerging technologies. They may also devote greater resources to the development, promotion and sale of their products than we do. We cannot assure you that we will be able to compete effectively in our markets. See "Business -- Competition" for a discussion of the companies with which we believe we compete as well as the principal competitive factors in our markets.

WE RELY ON A LIMITED NUMBER OF MANUFACTURERS, VIRTUALLY ALL OF WHICH ARE LOCATED IN CHINA, TO PRODUCE OUR FINISHED PRODUCTS, AND OUR REPUTATION AND OPERATING RESULTS COULD BE HARMED IF THEY FAIL TO PRODUCE QUALITY PRODUCTS IN A TIMELY MANNER AND IN SUFFICIENT QUANTITIES.

     We outsource substantially all of our finished goods manufacturing to five manufacturers, all of whom manufacture our products at facilities in the Guandong province in the southeastern region of China. For example, Jetta Company Limited was the sole manufacturer of all our LeapPad platforms and related books in 2001. We depend on these manufacturers to produce sufficient volumes of our products in a timely fashion and at satisfactory quality levels. We generally allow retailers and distributors to return or receive credit for defective or damaged products. If our manufacturers fail to produce quality products on time and in sufficient quantities due to capital shortages, late payments from us, political instability, labor shortages, intellectual property disputes, natural disasters, energy shortages, terrorism or other disruptions to their businesses, our reputation and operating results would suffer. In addition, if our manufacturers decide to increase production for their other customers, they may be unable to manufacture sufficient quantities of our products and our business could be harmed.

WE DO NOT HAVE LONG-TERM AGREEMENTS WITH OUR MANUFACTURERS AND SUPPLIERS, AND THEY MAY STOP MANUFACTURING OUR PRODUCTS OR COMPONENTS AT ANY TIME.

     We presently order our products on a purchase order basis from our manufacturers and component suppliers, and we do not have long-term manufacturing agreements with any of them. The absence of long-term agreements means that, with little or no notice, our manufacturers and suppliers could refuse to manufacture some or all of our products or components, reduce the number of units of a product or component that they will manufacture or change the terms under which they manufacture our products or components. If our manufacturers and suppliers stop manufacturing our products or components, we may be unable to find alternative manufacturers or suppliers on a timely or cost-effective basis, if at all, which would harm our operating results. In addition, if any of our manufacturers or suppliers changes the terms under which they manufacture for us, our costs could increase and our profitability would suffer.

WE DEPEND ON OUR SUPPLIERS FOR OUR COMPONENTS, AND OUR PRODUCTION WOULD BE SERIOUSLY HARMED IF THESE SUPPLIERS ARE NOT ABLE TO MEET OUR DEMAND AND ALTERNATIVE SOURCES ARE NOT AVAILABLE.

     Some of the components used to make our products, including our application-specific integrated circuits, or ASICs, currently come from a single supplier. Additionally, the demand for some components such as liquid crystal displays, chips or other electronic components is volatile, which may lead to shortages. If our suppliers are unable to meet our demand for our components and if we are unable to obtain an alternative source or if the price available from our current suppliers or an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed and our operating results would suffer.

OUR PRODUCTS ARE SHIPPED FROM CHINA AND ANY DISRUPTION OF SHIPPING COULD HARM OUR BUSINESS.

     We rely on three contract ocean carriers to ship virtually all of the products that we import to our primary distribution center in California. Retailers that take delivery of our products in China rely on a variety of carriers to import those products. We believe that a key collective bargaining agreement between the Pacific Maritime Association and the International Longshore and Warehouse Union affecting shipping of products to the Western United States, including our products, expires in mid-2002, and any failure to renew that agreement on a timely basis could disrupt or slow importation of our products. Any disruption or slowdown of service on importation of products caused by labor strikes, other labor disputes, terrorism, international incidents, lack of available shipping containers or otherwise could significantly harm our business and reputation.

DISRUPTION OF SHIPPING FROM OUR U.S. WAREHOUSE COULD HARM OUR BUSINESS.

     We rely on United Parcel Service, or UPS, to ship smaller quantities of our products to our customers, particularly in the Education and Training segment and to smaller U.S. Consumer customers. We believe that the current five-year contract between UPS and the Teamsters Union ends July 31, 2002, but that the parties have tentatively agreed to a new contract. Any failure to renew that agreement on a timely basis could disrupt shipment of our products or cause us to use slower or more expensive shipment methods. Any disruption of product shipment by UPS could seriously harm our business and reputation.

IF WE DO NOT CORRECTLY ANTICIPATE DEMAND FOR PARTICULAR PRODUCTS, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS, WHICH WOULD REDUCE OUR GROSS MARGINS OR CAUSE US TO LOSE SALES.

     Historically, we have seen steady increases in demand for our products and have generally been able to increase production to meet that demand. However, the demand for our products depends on many factors such as consumer preferences, including children's preferences, and the introduction or adoption of new hardware platforms for interactive educational products, and can be difficult to forecast. We expect that it will become more difficult to forecast demand for specific products as we introduce and support additional products, enter additional markets and as competition in our markets intensifies.

     If we misjudge the demand for our products, we could face the following problems in our operations, each of which could harm our operating results:

     - If our forecasts of demand are too high, we may accumulate excess inventories of components and finished products, which could lead to markdown allowances or write-offs affecting some or all of such excess inventories. We may also have to adjust the prices of our existing products to reduce such excess inventories.

     - If demand for specific products increases beyond what we forecast, our suppliers and third-party manufacturers may not be able to increase production rapidly enough to meet the demand. Our failure to meet market demand would lead to missed opportunities to increase our base of users, damage our relationships with retailers and harm our business.

     - Rapid increases in production levels to meet unanticipated demand could result in increased manufacturing errors, as well as higher component, manufacturing and shipping costs, all of which could reduce our profit margins and harm our relationships with retailers.

OUR EFFORTS TO ESTABLISH DIRECT CONTENT SALES TO CONSUMERS MAY NOT BE
SUCCESSFUL.

     In September 2000, we launched our efforts to develop a channel for direct content sales to consumers in the U.S. market. To date, our subscriptions have been offered for a free trial period and we have generated virtually no sales from our direct sales efforts, have incurred substantial costs and expect to continue to incur substantial costs for the foreseeable future. Our ability to generate direct-to-consumer content sales depends primarily on:

     - our ability to build a base of paid subscribers to our Never-Ending Learning Club and Leap's Pond magazine;

     - sales of our Mind Station connector;

     - the ability of users to download our content easily from our Internet website using our Mind Station connector;

     - acceptance of the Internet as a means of enhancing the usefulness of educational products; and

     - development of compelling and effective content which can be downloaded for use with our platforms.

If our direct sales channel develops more slowly than we expect, or if our efforts to attract paying subscribers are not successful or cost-effective, our business could be harmed.

ANY ERRORS OR DEFECTS CONTAINED IN OUR PRODUCTS, OR OUR FAILURE TO COMPLY WITH APPLICABLE SAFETY STANDARDS, COULD RESULT IN DELAYED SHIPMENTS OR REJECTION OF OUR PRODUCTS, DAMAGE TO OUR REPUTATION AND EXPOSE US TO REGULATORY OR OTHER LEGAL ACTION.

     We have experienced, and in the future may experience, delays in releasing some models and versions of our products due to defects or errors in our products. Our products may contain errors or defects after commercial shipments have begun, which could result in the rejection of our products by our retailers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business. Children could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. Moreover, we may be unable to retain adequate liability insurance in the future. We are subject to regulation by the Consumer Product Safety Commission, or CPSC, and similar state regulatory authorities, and our products could be subject to involuntary recalls and other actions by such authorities. Concerns about potential liability may lead us to recall voluntarily selected products. In December 2000, the CPSC announced our voluntary repair program for the approximately 900,000 units of our Alphabet Pal product sold prior to that date. We had instituted the repair proceedings with the CPSC because we were concerned that the product could cause injury. Our costs in connection with the repair were approximately $1.1 million. Any recalls or post-manufacture repairs of our products could harm our reputation, increase our costs or reduce our net sales.

OUR RAPID GROWTH HAS PRESENTED SIGNIFICANT CHALLENGES TO OUR MANAGEMENT SYSTEMS AND RESOURCES, AND WE MAY EXPERIENCE DIFFICULTIES MANAGING OUR GROWTH.

     Since the introduction of our first platform, we have grown rapidly, both domestically and internationally. Sales of our LeapPad platform grew from approximately 510,000 units in 1999 to approximately 3.2 million units in 2001. During this period, the number of different products we offered at retail also increased significantly. At December 31, 1999, we had 85 employees; at December 31, 2001, we had 438 employees; and at March 31, 2002, we had 503 employees. In addition, we plan to hire a significant number of new employees during the remainder of 2002. This expansion has presented, and continues to present, significant challenges for our management systems and resources. If we fail to develop and maintain management systems and resources sufficient to keep pace with our planned growth, our operating results could suffer.

WE DEPEND ON KEY PERSONNEL, AND WE MAY NOT BE ABLE TO RETAIN, HIRE AND INTEGRATE SUFFICIENT QUALIFIED PERSONNEL TO MAINTAIN AND EXPAND OUR BUSINESS.

     Our future success depends partly on the continued contribution of our key executive, technical, sales, marketing, manufacturing and administrative personnel. The loss of services of any of our key personnel could harm our business. The loss of the services of any of our officers or senior managers could disrupt operations in their respective departments and could cause our financial results to suffer. Recruiting and retaining skilled personnel, including software and hardware engineers and content developers, is highly competitive. If we fail to retain, hire, train and integrate qualified employees and contractors, we will not be able to maintain and expand our business. Several members of our senior management have been with us for less than one year and any failure to integrate them into our business or to manage our expansion effectively could harm our business.

CHANGES IN ECONOMIC CONDITIONS, WHICH CAN RESULT IN REDUCED DEMAND FOR OUR PRODUCTS OR HIGHER PRICES FOR NECESSARY COMMODITIES, COULD HARM OUR BUSINESS AND OPERATING RESULTS.

     Recent weak economic conditions in the United States and elsewhere have adversely affected consumer confidence and consumer sales generally. In addition, the September 11th terrorist attacks significantly and negatively affected general economic conditions. Any future attacks and the responses to such attacks or other significant events could further impact the economy. Further weakening of the economy could damage our sales in our U.S. Consumer and other segments. Other changes in general economic conditions, such as greater demand or higher prices for plastic, electronic components, liquid crystal displays and fuel, may delay manufacture of our products, increase our costs or otherwise harm our margins and operating results.

EARTHQUAKES OR OTHER EVENTS OUTSIDE OF OUR CONTROL MAY DAMAGE OUR FACILITIES OR THE FACILITIES OF THIRD PARTIES ON WHICH WE DEPEND.

     Our two primary U.S. distribution centers and our corporate headquarters are located in California near major earthquake faults that have experienced earthquakes in the past. An earthquake or other natural disasters could disrupt our operations. Additionally, the loss of electric power, such as the temporary loss of power caused by power shortages in the grid servicing our facilities in California, could disrupt operations or impair critical systems. Any of these disruptions or other events outside of our control could impair our distribution of products, damage inventory, interrupt critical functions or otherwise affect our business negatively, harming our operating results. Our existing earthquake insurance relating to our distribution center may be insufficient and does not cover any of our other operations. If the facilities of our third party finished goods or component manufacturers are affected by earthquakes, power shortages, floods, monsoons, terrorism or other events outside of our control, our business could suffer.

WE ARE SUBJECT TO INTERNATIONAL, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS THAT COULD IMPOSE ADDITIONAL COSTS ON THE CONDUCT OF OUR BUSINESS.

     In addition to being subject to regulation by the CPSC and similar state regulatory authorities, we must also comply with other laws and regulations. The Children's Online Privacy Protection Act, as implemented, requires us to obtain verifiable, informed parental consent before we collect, use or disclose personal information from children under the age of 13. Additionally, the Robinson-Patman Act requires us to offer non-discriminatory pricing to similarly situated customers and to offer any promotional allowances and services to competing retailers and distributors within their respective classes of trade on proportionally equal terms. Our SchoolHouse division is affected by a number of laws and regulations regarding education and government funding. We are subject to other various laws, including international and U.S. immigration laws, wage and hour laws and laws regarding the classification of workers. Compliance with these and other laws and regulations impose additional costs on the conduct of our business, and failure to comply with these and other laws and regulations or changes in these and other laws and regulations may impose additional costs on the conduct of our business.

            RISKS RELATED TO OUR CAPITAL STRUCTURE AND THIS OFFERING

KNOWLEDGE UNIVERSE, WHICH IS JOINTLY CONTROLLED BY LAWRENCE J. ELLISON, MICHAEL
R. MILKEN AND LOWELL J. MILKEN, WILL CONTROL ALL STOCKHOLDER VOTING POWER AS WELL AS OUR BOARD OF DIRECTORS AFTER THIS OFFERING.

     Investors in this offering will not be able to affect the outcome of any stockholder vote. Our Class A common stock entitles its holders to one vote per share, and our Class B common stock entitles its holders to ten votes per share on all matters submitted to a vote of our stockholders. Immediately after this offering, Knowledge Universe and its affiliates will beneficially own 25,000,000 shares of our Class B common stock, which will represent 78.4% of the combined voting power of our Class A common stock, Class B common stock and Series A preferred stock, not including a warrant held by Knowledge Universe and its affiliates to purchase an additional 8,200,000 shares of our Class B common stock.

     As a result, Knowledge Universe will control all stockholder voting power, including with respect to:

     - the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

     - any determinations with respect to mergers, other business combinations, or changes in control;

     - our acquisition or disposition of assets;

     - our financing activities; and

     - the payment of dividends on our capital stock, subject to the limitations imposed by our Series A preferred stock and our credit facility.

     This control by Knowledge Universe and its controlling owners could depress the market price of our Class A common stock or delay or prevent a change in control of LeapFrog. Knowledge Universe is not prohibited from selling a controlling interest in us to a third party and can do so without requiring a buyer to acquire the Class A common stock sold in this offering. In addition, there could occur a deadlock among the three controlling owners of Knowledge Universe (two of whom are brothers) with respect to the voting of the shares of our capital stock they jointly control through Knowledge Universe, which could result in our being unable to obtain stockholder approval of any matter requiring such approval, such as the election of directors or a proposed merger.

     Lawrence J. Ellison, Michael R. Milken and Lowell J. Milken may each be deemed to control Knowledge Universe. As a result, Lawrence J. Ellison, Michael
R. Milken and Lowell J. Milken may each be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership, of shares of our capital stock owned directly or indirectly by Knowledge Universe. For further information concerning Knowledge Universe, its beneficial ownership of our common stock, Lawrence J. Ellison, Michael R. Milken and Lowell
J. Milken, see "Principal and Selling Stockholders."

CONFLICTS OF INTEREST MAY ARISE BETWEEN KNOWLEDGE UNIVERSE AND ITS OTHER AFFILIATES AND US.

     Four of our nine directors are officers or directors of Knowledge Universe or its affiliates other than us. Our directors who are also officers or directors of Knowledge Universe or its other affiliates will have obligations to and interests in these companies as well as in us, and conflicts or potential conflicts of interest may result for these board members.

     Lawrence J. Ellison, Michael R. Milken and Lowell J. Milken formed Knowledge Universe to build, through a combination of internal development and acquisitions, leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance. Knowledge Universe has formed, invested in or acquired, and in the future may form, invest in or acquire, other businesses that are involved in these and related areas, which businesses may be operated under the control of Knowledge Universe independently of us. Conflicts of interest between Knowledge Universe and its other affiliates and us may arise, and such conflicts of interest may not be resolved in a manner favorable to us, including potential competitive business activities, corporate opportunities, indemnity arrangements, registration rights, sales or distributions by Knowledge Universe or its affiliates of our common stock and the exercise by Knowledge Universe of its ability to control our management and affairs. Our certificate of incorporation does not contain any provisions designed to facilitate resolution of actual or potential conflicts of interest, or to ensure that potential business opportunities that may become available to both Knowledge Universe or its other affiliates and us will be reserved for or made available to us. Pertinent provisions of law will govern any such matters if they arise.

THERE HAS BEEN NO PRIOR MARKET FOR OUR CLASS A COMMON STOCK, AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE AFTER THE OFFERING.

     Before this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price per share will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our Class A common stock after the offering. We cannot assure you that an active public market for our Class A common stock will develop or be sustained after this offering. In the absence of a public trading market, investors may be unable to liquidate their investments in our Class A common stock. The market price of our Class A common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

     - quarterly variations in our operating results;

     - changes in sales or earnings estimates or publication of research reports by analysts;

     - speculation in the press or investment community;

     - strategic actions by us or our competitors, such as acquisitions or restructurings;

     - actions by institutional stockholders or other large stockholders;

     - any intellectual property infringement lawsuits involving us;

     - general market conditions; and

     - domestic and international, political and economic factors unrelated to our performance that affect discretionary spending.

     In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price. The stock markets in general, and the markets for technology and education stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. In the past, following periods of volatility in the market price of a company's securities, class action litigation has often been instituted against the company. Any such litigation brought against us could result in substantial costs and a diversion of management's attention and resources, which would harm our business, operating results and financial condition.

WE MAY BE REQUIRED TO PAY A SUBSTANTIAL AMOUNT OF CASH TO HOLDERS OF OUR SERIES A PREFERRED STOCK IF THEY EXERCISE THEIR RIGHT TO REDEEM THEIR SERIES A PREFERRED STOCK.

     Each holder of our Series A preferred stock has the right to require us to redeem all or a portion of the shares of Series A preferred stock to the extent it has not been converted into Class A common stock by September 22, 2006. Each share of Series A preferred stock can be redeemed for cash at a price equal to the greater of the original purchase price of each share of Series A preferred stock or the fair market value of a share of Series A preferred stock on September 22, 2006. The aggregate original purchase price paid for the outstanding shares of our Series A preferred stock was $25 million. If holders of all shares of Series A preferred stock exercise their redemption right on September 22, 2006, we would be required to pay the greater of $25 million or the fair market value of the outstanding shares of Series A preferred stock at that time. A substantial cash payment at that time could harm our business and our ability to meet our other financial commitments.

THE LIMITED VOTING RIGHTS OF OUR CLASS A COMMON STOCK COULD NEGATIVELY AFFECT ITS ATTRACTIVENESS TO INVESTORS AND ITS LIQUIDITY AND, AS A RESULT, ITS MARKET VALUE.

     The holders of our Class A and Class B common stock generally have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders. The holders of our Series A preferred stock generally are entitled to vote on an as-converted to Class A common stock basis, which currently is one vote per share of Series A preferred stock. The holders of our Class B common stock have various additional voting rights, including the right to approve the issuance of any additional shares of Class B common stock and any amendment of our certificate of incorporation that adversely affects the rights of our Class B common stock. The holders of our Series A preferred stock have similar rights with respect to the Series A preferred stock as well as additional rights with respect to the issuance of equivalent or senior securities. We will be selling our Class A common stock in this offering. The difference in the voting rights of our Class A common stock, Class B common stock and Series A preferred stock, and the differences in the voting rights of our Class A and Class B common stock in particular, could diminish the value of our Class A common stock to the extent that investors or any potential future purchasers of our Class A common stock attribute value to the superior voting or other rights of our Class B common stock or Series A preferred stock.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY, WHICH COULD DECREASE THE VALUE OF YOUR SHARES.

     Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions include limitations on actions by our stockholders by written consent and the voting power associated with our Class B common stock. In addition, subject to the rights of holders of our Series A preferred stock, our board of directors has the right to issue preferred stock without stockholder approval, which could be used by our board of directors to effect a rights plan or "poison pill" that could dilute the stock ownership of a potential hostile acquirer and may have the effect of delaying, discouraging or preventing an acquisition of our company. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding voting stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE DILUTION IN NET TANGIBLE BOOK VALUE PER SHARE.

     The initial public offering price per share will significantly exceed the net tangible book value per share of our common stock. As a result, investors in this offering will experience immediate dilution of $10.79 in net tangible book value per share based on an assumed initial public offering price of $14.50, which is the mid-point of our expected price range. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares.

INVESTORS IN THIS OFFERING MAY EXPERIENCE SIGNIFICANT ADDITIONAL DILUTION UPON THE EXERCISE OF OPTIONS AND WARRANTS.

     As of March 31, 2002, there were outstanding under our equity incentive plans options to purchase a total of 8,447,685 shares of Class A common stock with a weighted average per share exercise price of $5.29, and stock appreciation rights, or SARs, covering an additional 1,094,056 shares of our Class A common stock with a weighted average per share exercise price of $7.83. Concurrently with this offering, we intend to convert each outstanding and unexercised SAR into an option to purchase shares of our Class A common stock equal to the number of shares covered by the SAR. Additionally as of March 31, 2002, there were outstanding warrants to purchase a total of 10,000,000 shares of Class B common stock at a per share exercise price of $5.00 and warrants to purchase a total of 20,000 shares of Class A common stock at a per share exercise price of $10.00. Following the completion of this offering, we intend to register 17,407,983 shares of Class A common stock issuable under our equity incentive plans, which would include the shares issuable upon exercise of all of our outstanding options as well as options to be granted in the future. To the extent we issue shares upon the exercise of any of these options or warrants, investors in this offering will experience additional dilution.

SALES OF OUR SHARES AFTER THIS OFFERING COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR STOCK.

     Sales of substantial amounts of shares in the public market following this offering could harm the market price of our Class A common stock. Immediately following this offering, we will have 44,567,222 shares of Class A common stock outstanding based on the number of shares of Class A common stock outstanding as of March 31, 2002, assuming the conversion of all outstanding Series A preferred stock and Class B common stock into Class A common stock, and assuming no exercise of the underwriters' over-allotment option or our outstanding options and warrants, other than the exercise of options by selling stockholders as necessary to acquire the shares to be sold by them in this offering and the exercise of an outstanding warrant to purchase 20,000 shares of Class A common stock at $10.00 per share. Of these shares, all the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, except that the participants in a directed share program, who will acquire up to 500,000 of the shares of Class A common stock sold in this offering at the initial offering price, have agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of Class A common stock acquired in this offering without the prior written consent of Merrill Lynch and Salomon Smith Barney for a period of 30 days after the date of this prospectus, or 180 days if the shares are to be beneficially owned by any of our directors, executive officers or significant stockholders listed on the tables in the section entitled "Principal and Selling Stockholders." The remaining 35,567,222 shares will be restricted securities as defined by Rule 144 adopted under the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 adopted under the Securities Act. We cannot predict the effect that future sales made under Rule 144, Rule 701 or otherwise will have on the market price of our Class A common stock.


     Our executive officers, directors, selling stockholders and stockholders beneficially owning in aggregate 35,252,664 shares of Class A common stock as of March 31, 2002, including 32,487,805 shares of Class A common stock issuable upon conversion of all of the outstanding Series A preferred stock and Class B common stock, have agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of Class A common stock or any securities convertible into, or exercisable or exchangeable for such Class A common stock, without the prior written consent of Merrill Lynch and Salomon Smith Barney for a period of 180 days after the date of this prospectus, other than shares of our Class A common stock disposed of as bona fide gifts approved by Merrill Lynch and Salomon Smith Barney. In addition, holders of options outstanding as of March 31, 2002 to purchase an aggregate of 7,172,035 shares of Class A common stock and holders of warrants outstanding as of March 31, 2002 to purchase an aggregate of 10,000,000 shares of Class B common stock have executed lock-up agreements. Any shares issued upon exercise of these options and warrants will not be salable until 180 days after the date of this prospectus, except for 62,500 of such shares of Class A common stock issuable upon exercise of options, which shares will not be salable until 30 days after the date of this prospectus. Any shares subject to these lock-up agreements may be released at any time by Merrill Lynch and Salomon Smith Barney, with or without notice. Accordingly, of the 35,567,222 restricted shares outstanding as of March 31, 2002 other than shares to be sold by selling stockholders in this offering, no shares will be eligible for sale immediately after the date of this prospectus, 182,626 shares will be eligible for sale 90 days after the date of this prospectus, 111,932 will become eligible for sale in the public market 120 days after the date of this prospectus and the remaining 35,272,664 shares will become eligible for sale in the public market 180 days after the date of this prospectus, subject to specified exceptions. Four of our stockholders have issued full recourse promissory notes to us in the aggregate principal amount of $3,750,794. Any principal and interest remaining outstanding under these notes will be due 190 days after the date of this prospectus, and these stockholders may sell shares of our Class A common stock before that date, but after the expiration of the 180-day lock-up period, in order to satisfy the amounts due. The holders of approximately 37,850,000 shares of Class A common stock, including 32,487,805 shares of Class A common stock issuable upon conversion of all of the outstanding Series A preferred stock and Class B common stock, are entitled to register their shares, subject to their lock-up agreements. In addition, following completion of this offering, we intend to register 17,407,983 shares of Class A common stock issuable under our equity incentive plans. After the effective date of this registration, shares issued upon the exercise of stock options generally will be available for sale in the public market except as described above.


OUR MANAGEMENT HAS BROAD DISCRETION TO DETERMINE HOW TO USE THE FUNDS RAISED IN THE OFFERING AND MAY USE THEM IN WAYS THAT MAY NOT ENHANCE OUR OPERATING RESULTS OR THE PRICE OF OUR CLASS A COMMON STOCK.

     We plan to use the net proceeds to us from this offering to repay the entire balance outstanding under our revolving credit facility and for working capital, principally seasonal increases in accounts receivable and inventory, and other general corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our operating results or enhance the value of our Class A common stock. In addition, these proceeds may not be invested in a way to yield a favorable rate of return.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Result of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of 8,610,000 shares of Class A common stock in this offering will be approximately $112.0 million ($130.2 million if the underwriters' over-allotment option is exercised in full), at an assumed public offering price of $14.50 per share, the mid-point of our anticipated price range, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

     We currently expect to use our net proceeds of this offering as follows:

     - to repay the entire balance outstanding under our revolving credit facility, which balance is currently expected to be approximately $35 million upon the completion of this offering; and

     - for working capital, including an estimated $100 million for seasonal increases in accounts receivable and inventory, and for other general corporate purposes.

     Although we have estimated some of our uses of the net proceeds above, our actual use of the net proceeds may vary from these estimates. We will have significant discretion in the use of the net proceeds of this offering and you will be relying on the judgment of our management regarding the application of the proceeds. Pending application of the net proceeds, we intend to invest these funds in short-term, interest-bearing, investment-grade obligations.

     Our revolving credit facility expires on July 10, 2004, and the advances under this facility bear interest at a variable rate, which at March 31, 2002 was 5.0%. After July 10, 2002, our credit facility provides for a waiver of prepayment penalties if we repay the facility from the proceeds of an initial public offering. Proceeds from indebtedness incurred over the past year under our credit facility were primarily used to fund seasonal increases in accounts receivable and inventory. A more complete discussion of the terms of our term loan and revolving credit facility is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. Our current credit facility prohibits our payment of cash dividends. We expect to retain any future earnings to fund the development and expansion our business. Therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

     The following table shows, as of March 31, 2002, our cash and cash equivalents and our capitalization:

     - on an actual basis; and

     - as adjusted to give effect to the sale of Class A common stock by us in this offering at an assumed public offering price of $14.50 per share, the mid-point of our anticipated price range, after the deduction of the estimated underwriting discount and offering expenses payable by us and the repayment of the entire balance outstanding under our revolving credit facility, which was $61.2 million at December 31, 2001 and $17.2 million at March 31, 2002, with a portion of the net proceeds to us from this offering. We currently expect the outstanding balance under our revolving credit facility to be approximately $35.0 million upon the completion of this offering.

     You should read this table in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                                  MARCH 31, 2002
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                                   (IN THOUSANDS
                                                                EXCEPT SHARE DATA)
Cash and cash equivalents...................................  $  1,436     $ 96,900
                                                              =========    =========
Long-term debt..............................................  $ 17,204     $     --
Redeemable convertible Series A preferred stock, $0.0001 par value; actual -- 6,000,000 shares authorized, 2,000,000
  shares issued and outstanding; as adjusted -- 2,000,000
  shares authorized, 2,000,000 issued and outstanding.......    24,139       24,139
Stockholders' equity:
  Class A common stock(1):
     Voting stock, $0.0001 par value; actual -- 70,000,000
      shares authorized, 3,486,577 shares issued and
      3,254,417 outstanding, net of treasury stock; as
      adjusted -- 139,500,000 shares authorized, 12,079,417
      shares issued and outstanding net of treasury stock...        --            1
  Class B common stock(2):
     Voting stock, $0.0001 par value; actual and as
      adjusted -- 40,500,000 shares authorized, 30,487,805
      shares issued and outstanding.........................         3            3
  Treasury stock -- 232,160 shares of Class A common
     stock..................................................      (550)        (550)
  Additional paid-in capital................................    76,479      189,146
  Deferred compensation.....................................    (3,318)      (3,318)
  Notes receivable from stockholders........................    (4,323)      (4,323)
  Accumulated other comprehensive income....................        (1)          (1)
  Retained earnings.........................................       650          650
                                                              ---------    ---------
     Total stockholders' equity.............................    68,940      181,608
                                                              ---------    ---------
          Total capitalization..............................  $110,283     $205,747
                                                              =========    =========

---------------
(1) Excludes the following:

    - 8,447,685 shares of Class A common stock issuable upon the exercise of options outstanding as of March 31, 2002 at a per share weighted average per share exercise price of $5.29;

    - 1,094,056 shares of Class A common stock that will be issuable upon the exercise of options having a weighted average per share exercise price of $7.83 that we expect to grant under our 2002 Equity

      Incentive Plan concurrently with this offering in connection with the conversion of stock appreciation rights, or SARs, outstanding as of March 31, 2002 into options; and


    - 7,928,842 additional shares of Class A common stock reserved for issuance under our 2002 Equity Incentive Plan, 2002 Non-Employee Director's Stock Option Plan and 2002 Employee Stock Purchase Plan, each of which has been adopted effective prior to or concurrently with this offering.


     As adjusted shares include an aggregate of 195,000 shares of Class A common stock issuable upon the exercise of options by selling stockholders at a per share exercise price of $2.37 and 20,000 shares of Class A common stock issuable upon the exercise of a warrant at a per share exercise price of $10.00.

(2) Excludes 10,000,000 shares of Class B common stock issuable upon the exercise of warrants outstanding as of March 31, 2002 at a per share exercise price of $5.00, 8,200,000 of which are issuable to affiliates of Knowledge Universe.

                                    DILUTION

     If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our Class A common stock and the net tangible book value per share of our common stock upon the completion of this offering.

     The net tangible book value attributable to our common stock as of March 31, 2002 was $45.3 million, or $1.34 per share. Net tangible book value per share of common stock is determined by dividing the number of outstanding shares of common stock into the net tangible book value attributable to our common stock, which is our total tangible assets less our total liabilities which includes our redeemable convertible Series A preferred stock. After giving effect to the sale of Class A common stock by us in this offering at an assumed public offering price of $14.50 per share, the mid-point of our anticipated price range, and after deducting the estimated underwriting discount and offering expenses payable by us, the adjusted net tangible book value attributable to our common stock as of March 31, 2002 would have been approximately $157.9 million, or $3.71 per share. This represents an immediate increase in net tangible book value of $2.37 per share to the holders of our existing common stock and an immediate dilution of $10.79 per share to new investors purchasing shares of Class A common stock at the assumed initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price per share.............           $14.50
  Net tangible book value per share of common stock as of
     March 31, 2002.........................................  $1.34
  Increase per share of common stock attributable to this
     offering...............................................   2.37
                                                              -----
Adjusted net tangible book value per share of common stock
  after the offering........................................             3.71
                                                                       ------
Dilution per share to new investors.........................           $10.79
                                                                       ======

     The following table summarizes as of March 31, 2002, the number of shares of common stock purchased from us, the total consideration paid to us attributable to our common stock and the average price per share of common stock paid by the holders of our existing common stock and by investors purchasing shares of Class A common stock in this offering (before deducting the estimated underwriting discount and offering expenses payable by us):

                              SHARES OF COMMON STOCK
                                     PURCHASED             TOTAL CONSIDERATION       AVERAGE
                              -----------------------    -----------------------      PRICE
                                NUMBER       PERCENT        AMOUNT       PERCENT    PER SHARE
                              -----------    --------    ------------    -------    ---------
Existing stockholders.......  33,957,222       79.8%     $ 71,004,000     36.3%      $ 2.09
New stockholders............   8,610,000       20.2%     $124,845,000     63.7%      $14.50
                              ----------      -----      ------------     -----
          Total.............  42,567,222        100%     $195,849,000      100%
                              ==========      =====      ============     =====


     For purposes of the preceding table, the number of shares of common stock purchased by existing stockholders and the total consideration received therefor assume the exercise prior to the completion of this offering of:



     - a warrant to purchase 20,000 shares of Class A common stock at a per share exercise price of $10.00; and


     - options to purchase a total of 195,000 shares of Class A common stock at a per share exercise price of $2.37.

     As of March 31, 2002, there were also outstanding:

     - warrants to purchase a total of 10,000,000 shares of Class B common stock at a per share exercise price of $5.00; and


     - options to purchase an additional 8,252,685 shares of Class A common stock with a weighted average per share exercise price of $5.36.

Additionally, concurrently with this offering, in connection with the conversion of SARs outstanding as of March 31, 2002 into options, we expect to issue options to purchase 1,094,056 shares of our Class A common stock having a weighted average per share exercise price of $7.83.

     Assuming the exercise in full of all outstanding options and warrants, the adjusted net tangible book value per share of common stock as of March 31, 2002 would have been $4.24, and the dilution per share to new investors resulting from this offering would be $10.26. For additional information concerning these warrants and options, see "Capitalization" and "Management -- Employee Benefit Plans."


     If the underwriters exercise their over-allotment option in full, but assuming no exercise of the foregoing options or warrants (other than options to purchase a total of 195,000 shares of Class A common stock at a per share exercise price of $2.37 and a warrant to purchase 20,000 shares of Class A common stock at a per share exercise price of $10.00), the adjusted net tangible book value per share of common stock as of March 31, 2002 would have been $4.01, the dilution per share to new investors resulting from this offering would be $10.49, and the number of newly issued shares of our Class A common stock would increase to 9,960,000, or 22.7% of the total shares of common stock to be outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     In the table below, we provide you with our selected consolidated financial data. The consolidated statement of operations data for the period from September 23, 1997, the date we completed the acquisition of substantially all of the assets and business of LeapFrog RBT, LLC, to December 31, 1997 and for the four years ended December 31, 2001, and the consolidated balance sheet data as of December 31, 1997, 1998, 1999, 2000 and 2001, are derived from the consolidated financial statements audited by Ernst & Young LLP, our independent auditors. The consolidated statement of operations data for the three months ended March 31, 2001 and 2002 and the consolidated balance sheet data as of March 31, 2002 are derived from unaudited financial statements. The consolidated statement of operations data for the period from January 1, 1997 to September 22, 1997 are derived from unaudited financial statements of LeapFrog RBT, LLC.

     When you read our selected consolidated financial data, it is important that you read it along with the historical consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                             LEAPFROG RBT,
                                 LLC                                     LEAPFROG ENTERPRISES, INC.
                          ------------------   ------------------------------------------------------------------------------
                                                                                                                     THREE
                                                                                                                    MONTHS
                                                                                                                  ENDED MARCH
                             JAN. 1, 1997        SEPT. 23, 1997               YEAR ENDED DECEMBER 31,                 31,
                                  TO                   TO           -------------------------------------------   -----------
                            SEPT. 22, 1997       DEC. 31, 1997
                                                                      1998       1999       2000        2001         2001
                          ------------------   ------------------   --------   --------   ---------   ---------   -----------
                            (IN THOUSANDS)
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS
  OF OPERATIONS DATA:
Net sales...............       $10,219              $ 6,827         $31,129    $71,867    $160,128    $313,721     $  21,912
Cost of sales...........         5,668                5,023          20,458     42,878      91,847     169,076        12,876
                               --------             --------        --------   --------   ---------   ---------    ---------
Gross profit............         4,551                1,804          10,671     28,989      68,281     144,645         9,036
Operating expenses:
  Selling, general and
    administrative......         1,997                1,401           6,245     13,616      33,288      55,519         9,546
  Research and
    development.........           706                  544           4,215      4,572      16,027      38,376        10,034
  Advertising...........           905                1,544           3,021      8,165      16,371      30,124         2,874
  Depreciation and
    amortization........           108                  155             886      1,187       2,463       4,191           901
                               --------             --------        --------   --------   ---------   ---------    ---------
Total operating
  expenses..............         3,716                3,644          14,367     27,540      68,149     128,210        23,355
                               --------             --------        --------   --------   ---------   ---------    ---------
Income (loss) from
  operations............           835               (1,840)         (3,696)     1,449         132      16,435       (14,319)
  Interest income
    (expense), net......           (89)                 530           1,772      1,030        (436)     (2,276)         (474)
  Other (expense)
    income..............            --                   --              --       (260)       (297)        294           568
  Equity losses in
    investment in
    affiliate...........            --                   --              --       (309)     (1,681)         --            --
                               --------             --------        --------   --------   ---------   ---------    ---------
Income (loss) before
  provision for income
  taxes.................           746               (1,310)         (1,924)     1,910      (2,282)     14,453       (14,225)
  Provision (benefit)
    for income taxes....             5                   --               6        371         (23)      4,784        (5,690)
                               --------             --------        --------   --------   ---------   ---------    ---------
Net income (loss).......       $   741              $(1,310)        $(1,930)   $ 1,539    $ (2,259)   $  9,669     $  (8,535)
                               ========             ========        ========   ========   =========   =========    =========
Net income (loss) per
  common share --basic..                            $ (0.16)        $ (0.06)   $  0.05    $  (0.07)   $   0.29     $   (0.26)
                                                    ========        ========   ========   =========   =========    =========
Net income (loss) per
  common
  share -- diluted......                            $ (0.16)        $ (0.06)   $  0.05    $  (0.07)   $   0.25     $   (0.26)
                                                    ========        ========   ========   =========   =========    =========
Shares used in
  calculating net income
  (loss) per
  share -- basic........                              8,269          31,001     31,878      32,462      33,449        33,326
                                                    ========        ========   ========   =========   =========    =========
Shares used in
  calculating net income
  (loss) per
  share -- diluted......                              8,269          31,001     33,268      32,462      38,470        33,326
                                                    ========        ========   ========   =========   =========    =========

                          ----------
                            THREE
                            MONTHS
                          ENDED
                          ----------
                            2002
                          ----------
CONSOLIDATED STATEMENTS
  OF OPERATIONS DATA:
Net sales...............   $ 57,838
Cost of sales...........     30,422
                           --------
Gross profit............     27,416
Operating expenses:
  Selling, general and
    administrative......     16,170
  Research and
    development.........     12,686
  Advertising...........      5,043
  Depreciation and
    amortization........      1,590
                           --------
Total operating
  expenses..............     35,489
                           --------
Income (loss) from
  operations............     (8,073)
  Interest income
    (expense), net......       (379)
  Other (expense)
    income..............         24
  Equity losses in
    investment in
    affiliate...........         --
                           --------
Income (loss) before
  provision for income
  taxes.................     (8,428)
  Provision (benefit)
    for income taxes....     (3,369)
                           --------
Net income (loss).......   $ (5,059)
                           ========
Net income (loss) per
  common share --basic..   $  (0.15)
                           ========
Net income (loss) per
  common
  share -- diluted......   $  (0.15)
                           ========
Shares used in
  calculating net income
  (loss) per
  share -- basic........     33,694
                           ========
Shares used in
  calculating net income
  (loss) per
  share -- diluted......     33,694
                           ========

                                                                                        THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,            MARCH 31,
                                                      ------------------------------   --------------------
                                                        1999       2000       2001       2001        2002
                                                      --------   --------   --------   --------    --------
                                                               (IN THOUSANDS EXCEPT PERCENT DATA)
OTHER FINANCIAL DATA:
Net sales growth year-to-year.......................     130.9%     122.8%      95.9%      31.4%      164.0%
Gross profit margin.................................      40.3%      42.6%      46.1%      41.2%       47.4%
Net cash provided by (used in):
  Operating activities..............................  $(15,030)  $(29,730)  $(35,307)  $  3,421    $ 40,674
  Investing activities..............................    (4,070)    (9,424)   (14,609)    (3,660)     (3,536)
  Financing activities..............................        --     32,511     52,808     14,456     (43,959)
EBITDA(1)...........................................     3,479      4,055     22,211    (13,169)     (5,911)

                                                            DECEMBER 31,
                                        -----------------------------------------------------    MARCH 31,
                                         1997       1998       1999        2000        2001        2002
                                        -------    -------    -------    --------    --------    ---------
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.............  $35,678    $31,109    $12,009    $  5,327    $  8,269    $  1,436
Working capital.......................   38,242     35,501     35,569      30,323     117,960      67,311
Total assets..........................   62,763     65,510     84,588     139,797     221,973     146,750
Long-term debt........................       --         --         --          --      61,163      17,204
Total debt............................       --         --         --      32,494      61,163      17,204
Redeemable convertible Series A
  preferred stock(2)..................       --         --         --          --      24,139      24,139
Total stockholders' equity............   59,667     60,462     63,751      61,811      72,848      68,940

---------------
(1) EBITDA is income from operations adjusted for the add-back of depreciation and amortization, including tooling depreciation which is a component of cost of sales. Manufacturing tools are depreciated over two years, and EBITDA does not account for the cost of replacement tools.

                                         YEAR ENDED DECEMBER 31,      THREE MONTHS ENDED MARCH 31,
                                        -------------------------   ---------------------------------
                                         1999     2000     2001          2001              2002
                                        ------   ------   -------   ---------------   ---------------
                                                               (IN THOUSANDS)
Income from operations................  $1,449   $  132   $16,435      $(14,319)          $(8,073)
Depreciation and amortization.........   1,187    2,463     4,191           898             1,590
Depreciation: manufacturing tools.....     843    1,460     1,585           252               572
                                        ------   ------   -------      --------           -------
  EBITDA..............................  $3,479   $4,055   $22,211      $(13,169)          $(5,911)
                                        ======   ======   =======      ========           =======
Purchases of manufacturing tools......  $1,831   $1,945   $ 2,606      $    854           $ 1,271
                                        ======   ======   =======      ========           =======

    EBITDA is not a measurement of operating performance calculated in accordance with generally accepted accounting principles, or GAAP, and should not be considered a substitute for income from continuing operations, net income (loss), cash flows or other consolidated statements of operations or consolidated balance sheets data prepared in accordance with GAAP. Because all companies do not calculate EBITDA identically, this presentation of EBITDA may not be comparable to similarly titled measures of other companies.

(2) Each share of Series A preferred stock is currently convertible at any time at the holder's option into one share of Class A common stock, subject to adjustment under certain circumstances. Each share will automatically convert into Class A common stock if our Class A common stock trades at or above a price of $18.75 per share for 30 consecutive trading days and the aggregate value of all outstanding freely tradable Class A common stock held by non-affiliates equals or exceeds $100 million.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. When used in this prospectus, the words "expect," "anticipate," "intend," "believe," "estimate," "plan" and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results could differ materially from the results discussed in the forward-looking statements as a result of many factors, including those described below, in the section called "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We design, develop and market technology-based educational platforms, related interactive content and stand-alone products for sale to retailers, distributors and schools. Since the founding of our business in 1995, we have grown from a start-up business selling stand-alone educational toys into a company selling multiple platform products and related interactive content, as well as stand-alone products, with total net sales in 2001 of $313.7 million. Our business was started in 1995 by LeapFrog RBT, LLC, which was founded by Michael C. Wood, our Chief Executive Officer and President. In 1997, substantially all the assets and business of LeapFrog RBT were acquired by Knowledge Kids Enterprises, Inc., an affiliate of Knowledge Universe that had no operations prior to that time. In 1998, we acquired the assets of Explore Technologies, Inc., which included the proprietary NearTouch technology that is central to many of our products. In February 2001, we changed our name to LeapFrog Enterprises, Inc.

     We operate three business segments, which we refer to as U.S. Consumer, Education and Training and International. In the U.S. Consumer segment, we market and sell our products directly to national and regional mass-market and specialty retailers as well as to other retail stores through sales representatives. Our Education and Training segment targets the school market in the United States, including sales directly to educational institutions, to teacher supply stores and through catalogs aimed at educators. In our International segment, we sell our products outside the United States directly to overseas retailers and through various distribution and strategic arrangements. To date, we have sold our products predominantly through the toy sections of major retailers. For further information regarding the accounting of our three business segments, see Note 22 to our consolidated financial statements contained elsewhere in this prospectus.

     Our U.S. Consumer segment is our most developed business, and is subject to significant seasonal influences, with the substantial majority of our sales occurring in the third and fourth quarters. In 2001, this segment represented approximately 92% of our total net sales. Although we are expanding our retail presence by selling our products to bookstores and electronics and office supply stores, the significant majority of our U.S. Consumer sales are to a few large retailers. Sales to Toys "R" Us, Wal-Mart, Kmart and Target accounted for approximately 78% of our total net sales in 2001. We believe the percentage of our net sales to our top retailers may increase in the future. At December 31, 2001, Wal-Mart accounted for approximately 37% of our accounts receivable and Toys "R" Us accounted for approximately 25% of our accounts receivable. In 2001, as part of our U.S. Consumer marketing strategy, we initiated a branded shelf display unit within selected Toys "R" Us stores called the LeapFrog Learning Center, which currently showcases our family of platforms, related content and stand-alone products in one dedicated area. We plan to increase the number of Learning Center shelf displays in Toys "R" Us stores and to launch versions of our Learning Center shelf displays in other selected national and regional mass-market retail stores in the second half of 2002. Consistent with industry practice, we rely on short-term purchase orders for the sale of our products to retailers. Although we believe net sales for this business segment will grow in the future, we anticipate that as our business matures, future year-over-year percentage increases in net sales will not be as significant as those of our early years.

     We launched our Education and Training and International businesses in 1999 and 2000 and began accounting for these businesses as separate segments in 2000. To date, these segments have recognized limited revenues. The Education and Training and International segments represented approximately 3% and 5%, respectively, of our total net sales in 2001. However, we expect net sales from these segments to grow and, in aggregate, to comprise a larger percentage of our total net sales in the future. While our Education and Training segment represented less than 3% of net sales in 2000 and 2001, the segment incurred substantial operating losses of $3.2 million in 2000 and $6.7 million in 2001. The trend of material losses arising from this segment is expected to continue for the foreseeable future, as we build the necessary infrastructure to operate this business. During 2000, we did not capitalize any of the cost of content development for our Education and Training segment, and we capitalized $3.5 million of these costs in 2001. Our International segment was nominally profitable in 2000 and 2001 with operating income of $2.0 million in 2000 and $1.4 million in 2001.

     We launched our signature product, the LeapPad platform, in 1999. Our unit sales of the LeapPad platform grew in each of the last three years from 510,000 in 1999 to 1.3 million in 2000 and 3.2 million in 2001. We develop interactive books for our LeapPad platform, and sales of these books have increased as well, from 315,000 units in 1999 to 2.0 million in 2000 and 6.5 million in 2001. Sales of our LeapPad platform and related interactive books accounted for approximately 29% of our total net sales in 1999, approximately 41% of our total net sales in 2000 and approximately 54% of our total net sales in 2001.

     Following the success of our LeapPad platform, we introduced the Turbo Twist platform in 2000 and the Imagination Desk, My First LeapPad and iQuest platforms in 2001. By Fall 2002, we plan to launch our Quantum Pad platform. Additionally, we plan to expand our library of interactive books compatible with our Imagination Desk, My First LeapPad, LeapPad and Quantum Pad platforms from 43 books in 2001 to over 85 books by the end of 2002 for the U.S. Consumer market. We also plan to increase our content offerings at retail for our other platforms. We believe our platform products have a longer selling life than typical toys, because consumers can buy additional content at retail or, to a lesser extent, via our Internet website, for use with our platforms. We expect sales of our existing platforms, including our LeapPad platform, to decrease in the future as these products mature. We plan to continue to improve our platforms, develop new platforms and increase our library of content for our current and future platforms.

     We expect that our gross profit margins in the U.S. Consumer segment will continue to increase due to lower manufacturing costs, lower inbound transportation costs and a trend toward higher-margin content sales representing a growing portion of our net sales. In the future, our total gross profit margins may be increasingly affected by sales in our Education and Training segment, which sales typically have higher gross profit margins, and by net sales in our International segment, which sales typically have lower gross profit margins.

     Selling, general and administrative expenses consist primarily of salaries and benefits, consulting, provision for uncollectible accounts receivable, systems, rent and supplies. Our research and development expenses consist primarily of costs associated with content development, product development and product engineering. Our advertising expenses consist primarily of television advertising, cooperative advertising and in-store displays. Depreciation and amortization expenses consist primarily of depreciation of capitalization of website development expenses and content development expenses, as well as depreciation of fixed assets, excluding manufacturing tools.

CRITICAL ACCOUNTING POLICIES

     Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. However, some of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management. We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

  REVENUE RECOGNITION

     We recognize revenue upon shipment of our products provided that there are no significant post-delivery obligations to the customer and collection is reasonably assured, which generally occurs upon shipment, either from our U.S. distribution facility or directly from our third-party manufacturers. Net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns and allowances for defective products. The revenue and related cost for our products whose sole purpose is Internet connectivity, principally our Mind Station connector, which has generally been packaged with other products, is recognized over an 18-month period, based on an estimated period of use of the product. If we change our estimate of the period of use, revisions to the revenue recognition period would be required.

  ALLOWANCES FOR ACCOUNTS RECEIVABLE

     We reduce accounts receivable by an allowance for amounts that may become uncollectible in the future. This allowance is an estimate based primarily on our management's evaluation of the customer's financial condition, past collection history and aging of the receivable. If the financial condition of any of our customers deteriorates, resulting in impairment of its ability to make payments, additional allowances may be required.

     We provide for estimated sales returns and allowances on product sales in the same period that we record the related revenues. We base these estimates on historical sales returns, analysis of credit memo data and other known factors. If the historical data we use to calculate these estimates do not properly reflect future returns, revenue could be overstated or understated.

  INVENTORIES AND RELATED ALLOWANCE FOR SLOW-MOVING, EXCESS AND OBSOLETE
INVENTORY

     Inventories are stated at the lower of cost, on a first-in, first-out basis, or market value and are reduced by an allowance for slow-moving, excess and obsolete inventories. Our estimate for slow-moving, excess and obsolete inventories is based on our management's review of inventories on hand compared to their estimated future usage and demand for our products. If actual future usage and demand for our products are less favorable than those projected by our management, additional inventory write-downs may be required.

  INTANGIBLE ASSETS

     Intangible assets, including excess purchase price over the cost of net assets acquired, arose from our September 23, 1997 acquisition of substantially all the assets and business of our predecessor, LeapFrog RBT, and our acquisition of substantially all the assets of Explore Technologies on July 22, 1998. At December 31, 2001, our intangible assets had a net balance of $23.3 million. As discussed below, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires the use of a nonamortization approach to account for goodwill and some other intangible assets. We will evaluate the recoverability of our intangible assets, including goodwill, by comparing the projected undiscounted net cash flows associated with such assets against their respective carrying values. We will record any impairment losses, which are based on the excess of the carrying value over the fair value. We have adopted the pronouncement effective January 1, 2002, and accordingly we will no longer amortize goodwill and other indefinite-lived intangible assets. We recognized $749,000 of amortization expense related to goodwill and other indefinite-lived assets in the year ended December 31, 2001.

  WEBSITE DEVELOPMENT, CONTENT DEVELOPMENT AND TOOLING CAPITALIZATION

     Our management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. We have capitalized a portion of our website development expense in accordance with Emerging Issues Task Force 00-02, "Accounting for Website Development Costs" guidelines. In 2001, we capitalized $3.1 million related to website development costs for a cumulative gross capitalization of $6.0 million as of December 31, 2001. We depreciate capitalized website development costs on a straight-line basis over two years.

     We capitalize the prepublication costs of books as content development costs. We adopted this practice to be consistent with what we believe to be industry practice in the publishing industry. Only costs incurred with outside parties are capitalized. We expense our internal prepublication costs as our internal records do not identify these costs on a project basis. In 2001, we capitalized $5.0 million of content development costs, $3.5 million of which pertained to our Education and Training segment. Prior to 2001, our use of external developers of content was minimal. We depreciate these assets from the time of publication over their estimated useful lives, estimated to be three years, using the sum of years digits method.

     During 2001, we capitalized $2.6 million of manufacturing tools developed for our products, for a cumulative gross capitalization of $5.9 million as of December 31, 2001. We depreciate these assets on a straight-line basis, in cost of sales, over an estimated useful life of two years. If the related product line or our manufacturing production results in a shorter life than originally expected, we write off the remaining balance when we remove the tool from production.

  STOCK-BASED COMPENSATION

     We account for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation is generally not recorded for options granted at fair value to employees and directors.

     In connection with stock options granted to employees in August 2001, we recorded an aggregate of $3.3 million of deferred compensation in stockholders' equity for the year ended December 31, 2001. These options were considered compensatory because the deemed fair value of the underlying shares of Class A common stock in August 2001, as subsequently determined, was greater than the exercise price of the options. In accordance with Accounting Principles Board Opinion No. 25, this deferred compensation will be amortized to expense through the third quarter of 2005 as the options vest. The Company revised its originally issued 2001 financial statements to reflect a change in the fair value used for its August 2001 stock option grants. This change resulted in a reduction of net income by $0.4 million ($0.01 per share) and $0.1 million ($.00 per share) for the year ended December 31, 2001 and the three months ended March 31, 2002, respectively. The amount of compensation expense actually recognized in future periods could be lower than currently anticipated if unvested stock options for which deferred compensation has been recorded are forfeited.

     Stock-based compensation arrangements to nonemployees are accounted for in accordance with SFAS 123, "Accounting for Stock-Based Compensation," and EITF No. 96-18, "Accounting for Equity Instruments that Are Issued to Others than Employees for Acquiring, or in Conjunction with Selling Goods or Services," using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

     Prior to this offering, we granted stock appreciation rights under our Amended and Restated Employee Equity Participation Plan that are measured at each period end against the fair value of the Class A common stock at that time. The resulting difference between periods is recognized as expense at each period-end measurement date based on the vesting of the rights. During 2001, we recognized $1.3 million of compensation expense related to these rights. Any increase in the value of our Class A common stock at future measurement dates will result in the recognition of additional expense with respect to all rights then outstanding. Concurrent with this offering, the existing, unexercised rights under the Employee Equity Participation Plan will be converted to stock options. A remeasurement of the converted stock appreciation rights will occur at the conversion date, and the resulting difference with respect to vested rights will be recognized as expense at that date. In February 2002, stock appreciation rights with respect to 337,500 shares of Class A common stock were converted to options. We recognized approximately $820,000 in expense through March 31, 2002 related to the vested portion of these rights. Deferred compensation of $868,000 related to the unvested portion will be amortized to expense through the third quarter of 2005 as the options vest. We estimate that our expense in connection with the conversion of the remaining vested stock appreciation rights will be approximately $0.8 million, based on vested rights with respect to 167,912 shares of Class A common stock outstanding as of July 31, 2002 and an assumed public offering price of $14.50 per share, the mid-point of our anticipated price range. With respect to unvested rights converted to stock options, we estimate that our expense in connection with the conversion will be approximately $5.6 million, based on unvested rights with respect to an anticipated 1,188,668 shares of Class A common stock outstanding as of July 31, 2002. In accordance with generally accepted accounting principles, beginning in the third quarter of 2002 and for the following 16 quarters, we will recognize this expense over the remaining vesting period of the options into which the unvested rights are converted. To the extent any of the unvested options are forfeited, our actual expense recognized will be lower than currently anticipated. Concurrently with this offering, we will cease granting stock appreciation rights under the Employee Equity Participation Plan. See "Management -- Employee Benefit Plans" for a discussion of our equity plans to be in effect after this offering.

RESULTS OF OPERATIONS

     The following table sets forth selected information concerning our results of operations as a percentage of net sales for the periods indicated:

                                                                    THREE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,          MARCH 31,
                                      --------------------------    ------------------
                                       1999      2000      2001      2001       2002
                                      ------    ------    ------    -------    -------
Net sales...........................  100.0%    100.0%    100.0%       100.0%     100.0%
Cost of sales.......................   59.7      57.4      53.9         58.8       52.6
                                      ------    ------    ------    ------     ------
Gross profit........................   40.3      42.6      46.1         41.2       47.4
Operating expenses:
  Selling, general and
     administrative.................   18.9      20.8      17.7         43.6       28.0
  Research and development..........    6.4      10.0      12.2         45.8       21.9
  Advertising.......................   11.4      10.2       9.6         13.1        8.7
  Depreciation and amortization.....    1.7       1.5       1.3          4.1        2.7
                                      ------    ------    ------    ------     ------
Total operating expenses............   38.3      42.6      40.9        106.6       61.4
                                      ------    ------    ------    ------     ------
Income (loss) from operations.......    2.0       0.1       5.2        (65.3)     (14.0)
Interest and other income (expense),
  net...............................    1.1      (0.5)     (0.6)         0.4       (0.6)
Equity losses in investment in
  affiliate.........................   (0.4)     (1.0)       --         --         --
                                      ------    ------    ------    ------     ------
Income (loss) before income taxes...    2.7      (1.4)      4.6        (64.9)     (14.6)
Provision (benefit) for income
  taxes.............................    0.5        --       1.5        (26.0)      (5.8)
                                      ------    ------    ------    ------     ------
Net income (loss)...................    2.1%     (1.4)%     3.1%       (39.0)%     (8.7)%
                                      ======    ======    ======    ======     ======

THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31, 2001

  NET SALES

     Net sales increased by $35.9 million, or 164%, from $21.9 million in the three months ended March 31, 2001 to $57.8 million in the three months ended March 31, 2002. Our U.S. Consumer segment's net sales increased $26.1 million, or 137%, from $19.1 million in the first quarter of 2001 to $45.3 million in the first quarter of 2002. Our Education and Training segment's net sales increased by $2.1 million, or 152%, from $1.4 million in the first quarter of 2001 to $3.4 million in the first quarter of 2002. Our International segment's net sales increased by $7.7 million, or 541%, from $1.4 million in the first quarter of 2001 to $9.2 million in the first quarter of 2002.

     Our U.S. Consumer segment comprised 78% of total company net sales for the first quarter of 2002 and accounted for 73% of the increase in total company net sales from the first quarter of 2001 to the first quarter of 2002. Our U.S. Consumer segment's net sales increase was due primarily to sales of our LeapPad platforms and related interactive books and accessories, which accounted for approximately $14.5 million, or approximately 56% of the segment's increase. Additionally, net sales of our My First

LeapPad platforms and related books and of our Imagination Desk platforms and related books accounted for approximately $8.2 million, or approximately 31% of the segment's increase. Since our My First LeapPad and Imagination Desk platforms and related books were launched in Fall 2001, there were no sales of these platforms in the first quarter of 2001. Our U.S. Consumer segment's net sales related to all platform-based products increased from approximately $8.5 million in the first quarter of 2001 to approximately $20.5 million in the first quarter of 2002, or approximately 45.3% of total net sales in our U.S. Consumer segment. Net sales related to all content increased from approximately $3.9 million in the first quarter of 2001 to approximately $15.0 million in the first quarter of 2002, or approximately 33% of total net sales in our U.S. Consumer segment. Our Education and Training segment comprised 6% of total company net sales for the first quarter of 2002 and accounted for 6% of the increase in total company net sales. We believe the increase in sales for our Education and Training segment was the result of our larger direct sales force and increased brand awareness. Our International segment comprised 16% of total company net sales for the first quarter of 2002 and accounted for 22% of the increase in total company net sales. The quarter's 541% year-over-year increase was primarily due to sales into Japan, which accounted for 80% of the segment's increase. Our sales into Japan were primarily the result of a strategic relationship with Benesse Corporation that commenced in January 2002.

  GROSS PROFIT

     Gross profit increased by $18.4 million, or 204%, from $9.0 million in the first quarter of 2001 to $27.4 million in the first quarter of 2002. Gross profit as a percentage of net sales increased from 41.2% in the first quarter of 2001 to 47.4% in the first quarter of 2002. The gross profit in dollars for each segment and the related percentage of segment net sales were as follows:

                                                             THREE MONTHS ENDED MARCH 31,
                                                     ---------------------------------------------
                                                             2001                    2002
                                                     --------------------    ---------------------
                                                             % OF SEGMENT             % OF SEGMENT
                      SEGMENT                        $(1)     NET SALES      $(1)      NET SALES
                      -------                        ----    ------------    -----    ------------
U.S. Consumer......................................  $7.7        40.4%       $22.1        48.9%
Education and Training.............................   1.0        71.0%         2.3        67.8%
International......................................   0.3        24.3%         3.0        32.4%
                                                     ----                    -----
Total Company......................................  $9.0        41.2%       $27.4        47.4%
                                                     ====                    =====

---------------
(1) In millions.

     Our U.S. Consumer and International segments experienced both dollar and percentage gross profit increases. This improvement was primarily due to lower manufacturing costs and a favorable year-over-year increase in the mix of content sales. Our Education and Training segment experienced a decrease in percentage gross profit primarily due to higher distribution costs associated with increased sales volume. Our International segment's significant gross profit dollar increase was due primarily to our increase in net sales in Japan.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses increased by $6.6 million, or 69%, from $9.5 million in the first quarter of 2001 to $16.2 million in the first quarter of 2002. As a percentage of net sales, selling, general and administrative expenses decreased from 43.6% in the first quarter of 2001 to 28.0% in the first quarter of 2002. Selling, general and administrative expenses in dollars for each segment and the related percentage of segment net sales were as follows:

                                                             THREE MONTHS ENDED MARCH 31,
                                                     ---------------------------------------------
                                                             2001                    2002
                                                     --------------------    ---------------------
                                                             % OF SEGMENT             % OF SEGMENT
SEGMENT                                              $(1)     NET SALES      $(1)      NET SALES
-------                                              ----    ------------    -----    ------------
U.S. Consumer......................................  $7.9        41.4%       $12.2        27.0%
Education and Training.............................   1.1        83.8%         2.8        80.6%
International......................................   0.5        33.2%         1.2        13.2%
                                                     ----                    -----
Total Company......................................  $9.5        43.6%       $16.2        28.0%
                                                     ====                    =====

---------------
(1) In millions.

     Our U.S. Consumer and International segments had significant reductions in selling, general and administrative expenses as a percentage of net sales. This was due primarily to leverage achieved against the strong growth in sales in both segments. For our International segment, the Japan sales have minimal selling, general and administrative expenses as our distributor is responsible for these expenses. Our Education and Training segment is investing substantially in its own direct sales force, marketing programs and trade shows, and these accounted for the bulk of its expense growth and relatively lower expense leverage than the other segments. We expect selling, general and administrative expense in our Education and Training segment to continue to increase as we complete the staffing necessary to grow this segment's business.

  RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses increased by $2.7 million, or 26%, from $10.0 million in the first quarter of 2001 to $12.7 million in the first quarter of 2002. As a percentage of net sales, research and development expenses decreased from 45.8% in the first quarter of 2001 to 21.9% in the first quarter of 2002. Research and development expense in dollars for each segment and the related percentage of segment net sales were as follows:

                                                             THREE MONTHS ENDED MARCH 31,
                                                    ----------------------------------------------
                                                            2001                     2002
                                                    ---------------------    ---------------------
                                                             % OF SEGMENT             % OF SEGMENT
SEGMENT                                             $(1)      NET SALES      $(1)      NET SALES
-------                                             -----    ------------    -----    ------------
U.S. Consumer.....................................  $ 9.1        47.4%       $11.2        24.8%
Education and Training............................    0.9        69.2%         1.0        28.1%
International.....................................      0         2.2%         0.5         5.5%
                                                    -----                    -----
Total Company.....................................  $10.0        45.8%       $12.7        21.9%
                                                    =====                    =====

---------------
(1) In millions.

     The bulk of the increase in research and development expense was in our U.S. Consumer segment and related to increased content development for our platforms and product development design and engineering related to new products to be launched in the second half of 2002. Our Education and Training segment capitalized $0.9 million in the first quarter of 2002 related to content development compared to $1.8 million in the first quarter of 2001.

  ADVERTISING EXPENSE

     Advertising expense increased by $2.2 million, or 75%, from $2.9 million in the first quarter of 2001 to $5.0 million in the first quarter of 2002. As a percentage of net sales, advertising expense decreased from 13.1% in the first quarter of 2001 to 8.7% in the first quarter of 2002. Advertising expense in dollars for each segment and the related percentage of segment net sales were as follows:

                                                              THREE MONTHS ENDED MARCH 31,
                                                      --------------------------------------------
                                                              2001                    2002
                                                      --------------------    --------------------
                                                              % OF SEGMENT            % OF SEGMENT
SEGMENT                                               $(1)     NET SALES      $(1)     NET SALES
-------                                               ----    ------------    ----    ------------
U.S. Consumer.......................................  $2.7        14.0%       $4.5        9.9%
Education and Training..............................   0.1         4.1%          0        0.8%
International.......................................   0.1         8.1%        0.5        5.7%
                                                      ----                    ----
Total Company.......................................  $2.9        13.1%       $5.0        8.7%
                                                      ====                    ====

---------------
(1) In millions.

     Our U.S. Consumer segment accounted for 82% of the increase in the advertising expense, primarily related to increased co-op advertising with our retailers. The increase in our International segment related primarily to a Canadian advertising effort.

  DEPRECIATION AND AMORTIZATION EXPENSES

     Depreciation and amortization expenses increased by $0.7 million, or 76%, from $0.9 million in the first quarter of 2001, to $1.6 million in the first quarter of 2002. As a percentage of net sales, depreciation and amortization expense decreased from 4.1% in the first quarter of 2001 to 2.7% in the first quarter of 2002. The increase in the depreciation and amortization expense related primarily to increased amortization of capitalized website development costs and higher depreciation of manufacturing tools, which primarily related to our U.S. Consumer segment.

  INCOME (LOSS) FROM OPERATIONS

     Our loss from operations decreased by $6.2 million, or 44%, from $14.3 million in the first quarter of 2001 to $8.1 million in the first quarter of 2002. Income (loss) from operations in dollars and the related percentage of segment net sales were as follows:

                                                            THREE MONTHS ENDED MARCH 31,
                                                 --------------------------------------------------
                                                          2001                        2002
                                                 -----------------------     ----------------------
                                                           % OF SEGMENT               % OF SEGMENT
SEGMENT                                           $(1)       NET SALES       $(1)       NET SALES
-------                                          ------    -------------     -----    -------------
U.S. Consumer..................................  $(12.9)       (67.2)%       $(7.4)       (16.3)%
Education and Training.........................    (1.2)       (86.1)%        (1.4)       (41.8)%
International..................................    (0.3)       (19.9)%         0.7          7.9%
                                                 ------                      -----
Total Company..................................  $(14.3)       (65.3)%       $(8.1)       (14.0)%
                                                 ======                      =====

---------------
(1) In millions.

  OTHER

     Net interest expense decreased by $0.1 million from $0.5 million in the first quarter of 2001 to $0.4 million in the first quarter of 2002, due primarily to lower average interest rates.

     Our effective tax rate was 40% in both periods presented resulting in a tax benefit offsetting the pre-tax losses. We expect our future tax rate to approximate the statutory rate.

     Net loss decreased by $3.5 million, or 41%, from $8.5 million in the first quarter of 2001 to $5.1 million in the first quarter of 2002.

  YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

  NET SALES

     Net sales increased by $153.6 million, or 96%, from $160.1 million in 2000 to $313.7 million in 2001. The growth in our net sales was primarily attributable to our U.S. Consumer segment, which accounted for $142.1 million, or 93%, of the increase. Our U.S. Consumer segment's net sales increased from $146.8 million in 2000 to $288.9 million in 2001, driven primarily by increased sales of our LeapPad platforms and related interactive books and accessories, which accounted for approximately $98.0 million, or approximately 69%, of the segment's increase. Our Turbo Twist handhelds accounted for approximately $10.5 million, or approximately 7%, of the segment's increase. The launch of the Imagination Desk and My First LeapPad platforms and several new infant and toddler products accounted for the balance of the increase in U.S. Consumer net sales. In our U.S. Consumer segment, net sales relating to platforms increased from approximately $58.3 million in 2000 to approximately $152.4 million in 2001, or approximately 52.8% of total net sales in our U.S. Consumer segment. Net sales relating to content increased from approximately $13.9 million in 2000 to approximately $57.8 million in 2001, or approximately 20.0% of total net sales in our U.S. Consumer segment. Our Education and Training segment's net sales were $8.5 million in 2001, up $4.1 million, or 93%, from net sales of $4.4 million in 2000. The increase in net sales of our Education and Training segment was primarily due to increased sales of Literacy Centers into classrooms. Our International segment's net sales were $16.3 million in 2001, up $7.4 million, or 83%, from net sales of $8.9 million in 2000, with increased sales in the United Kingdom representing 57% of the increase. We anticipate significant net sales growth in our International segment in 2002 related to our strategic relationships in Japan with Benesse Corporation and Sega Toys.

  GROSS PROFIT

     Gross profit increased by $76.4 million, or 112%, from $68.3 million in 2000 to $144.6 million in 2001. Gross profit as a percent of net sales, or gross profit margin, increased from 42.6% in 2000 to 46.1% in 2001, with all three of our segments experiencing gross profit margin improvement. The gross profit in dollars for each segment and the related percentage of segment net sales were as follows:

                                                            YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------
                                                      2000                          2001
                                           --------------------------    ---------------------------
                                                          % OF                           % OF
SEGMENT                                    $(1)     SEGMENT NET SALES     $(1)     SEGMENT NET SALES
-------                                    -----    -----------------    ------    -----------------
U.S. Consumer............................  $61.6          42.0%          $133.2          46.1%
Education and Training...................    3.0          67.5%             5.6          66.1%
International............................    3.7          41.8%             5.8          35.4%
                                           -----                         ------
Total Company............................  $68.3          42.6%          $144.6          46.1%
                                           =====                         ======

---------------
(1) In millions.

     The gross profit margin of our U.S. Consumer segment, which accounted for 94% of our total company year-to-year increase in gross profit dollars, increased from 42.0% in 2000 to 46.1% in 2001. Our improvement in gross profit margin was due primarily to lower manufacturing costs, including lower integrated circuit, or chip, costs, and reduced inbound transportation costs. We anticipate that our gross profit margins will improve further in 2002 as we take advantage of lower manufacturing costs for our products partially due to higher purchasing volumes and anticipated lower chip prices.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses increased by $22.2 million, or 67%, from $33.3 million in 2000 to $55.5 million in 2001. As a percentage of net sales, selling, general and administrative expenses decreased from 20.8% in 2000 to 17.7% in 2001. The selling, general and administrative expenses in dollars for each segment and the related percentage of segment net sales were as follows:

                                                            YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------------
                                                       2000                          2001
                                            --------------------------    --------------------------
                                                           % OF                          % OF
SEGMENT                                     $(1)     SEGMENT NET SALES    $(1)     SEGMENT NET SALES
-------                                     -----    -----------------    -----    -----------------
U.S. Consumer.............................  $27.9          19.0%          $43.8          15.2%
Education and Training....................    4.3          98.4%            8.2          96.7%
International.............................    1.1          11.9%            3.5          21.5%
                                            -----                         -----
Total Company.............................  $33.3          20.8%          $55.5          17.7%
                                            =====                         =====

---------------
(1) In millions.

     The growth in 2001 selling, general and administrative expenses over 2000 was related primarily to a $9.3 million increase in salaries, benefits, temporary employees and recruiting expense associated with an increase in headcount. Allowances related to accounts receivable increased primarily due to our write-off of $6.4 million of our account receivable balance from Kmart related to Kmart's January 2002 bankruptcy filing. Information technology and professional fees increased by $3.4 million, primarily as a result of the conversion of our main financial systems to Oracle software and other enhancements of our information technology infrastructure.

  RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses increased by $22.3 million, or 139%, from $16.0 million in 2000 to $38.4 million in 2001. As a percentage of net sales, research and development expenses rose from 10.0% in 2000 to 12.2% in 2001. Content development expense increased by $11.4 million, or 321%, from $3.6 million, or 2.2% of net sales, in 2000 to $15.0 million, or 4.8% of net sales, in 2001. The increase in content development expense was largely related to the development of an increased number of interactive books, activity sheets, chapter outlines and test questions for our existing LeapPad and Turbo Twist platforms, as well as for our newly developed Imagination Desk and iQuest platforms. In 2000, we only developed interactive books for our LeapPad platform and other content for our Turbo Twist platform. Our product development and engineering expenses increased by $10.9 million, or 87.8%, from $12.5 million, or 7.8% of net sales in 2000, to $23.4 million, or 7.5% of net sales in 2001. The reduction in the percentage of net sales represented by these expenses resulted primarily from increased leverage of our technology group based in Los Gatos, California. This group performs all hardware and software engineering and all ASIC design for our products. We expect that our overall research and development expenses will continue to increase in the future due to anticipated increases in content development, partially offset by further efficiency gains, as a percent of sales, from our Los Gatos hardware and software engineering team. Included in research and development expense in 2001 is $1.9 million of research expense related to the funding of Ubiquity LLC. This indirect, wholly owned subsidiary was formed to explore magazine publishing applications of our NearTouch technology. In February 2001, we decided to cease those operations to focus on our core business. Research and development expense in dollars for each segment and the related percentage of segment net sales were as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------
                                                          2000                       2001
                                                 -----------------------    -----------------------
                                                           % OF SEGMENT               % OF SEGMENT
SEGMENT                                           $(1)       NET SALES       $(1)       NET SALES
-------                                          ------    -------------    ------    -------------
U.S. Consumer..................................  $ 14.3          9.7%       $ 34.4         11.9%
Education and Training.........................     1.7         39.5%          3.9         46.3%
International..................................      --           --            --           --
                                                 ------                     ------
Total Company..................................  $ 16.0         10.0%       $ 38.4         12.2%
                                                 ======                     ======

---------------

(1) In millions.

  ADVERTISING EXPENSE

     Advertising expense increased by $13.8 million, or 84%, from $16.4 million in 2000 to $30.1 million in 2001, with 98% of this increase being attributable to our U.S. Consumer segment. As a percentage of net sales, advertising expense was 9.6% in 2001, compared to 10.2% in 2000. Increased television and print advertising accounted for 68% of the total dollar increase. We expect our television and other advertising expenses to increase in 2002. The balance of the advertising increase is due to increased spending on cooperative, or co-op, advertising and increased displays expense. Advertising expense in dollars for each segment and the related percentage of segment net sales were as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------
                                                              2000                    2001
                                                      ---------------------   ---------------------
                                                              % OF SEGMENT            % OF SEGMENT
                      SEGMENT                         $(1)      NET SALES     $(1)      NET SALES
                      -------                         -----   -------------   -----   -------------
U.S. Consumer.......................................  $15.6       10.6%       $29.1       10.1%
Education and Training..............................    0.1        2.3%         0.1        1.6%
International.......................................    0.6        7.2%         0.9        5.4%
                                                      -----                   -----
Total Company.......................................  $16.4       10.2%       $30.1        9.6%
                                                      =====                   =====

---------------
(1) In millions.

  DEPRECIATION AND AMORTIZATION EXPENSES

     Depreciation and amortization expenses increased by $1.7 million, or 70%, from $2.5 million in 2000 to $4.2 million in 2001, primarily due to the amortization of capitalized website development costs and increases in our total property and equipment relating to our growth. Through 2001, virtually all depreciation and amortization expense related to our U.S. Consumer segment. This content capitalized for our Education and Training segment had not yet been placed into service by December 31, 2001, and the related depreciation had not commenced.

  INCOME (LOSS) FROM OPERATIONS

     Income from operations increased by $16.3 million from $0.1 million in 2000 to $16.4 million in 2001. Income (loss) from operations in dollars for each segment and the related percentage of segment net sales were as follows:

                                                            YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------------
                                                     2000                             2001
                                        ------------------------------   ------------------------------
               SEGMENT                  $(1)    % OF SEGMENT NET SALES   $(1)    % OF SEGMENT NET SALES
               -------                  -----   ----------------------   -----   ----------------------
U.S. Consumer.........................  $1.3              0.9%           $21.8             7.5%
Education and Training................  (3.2)           (72.8)%           (6.7)          (78.5)%
International.........................   2.0             22.6%             1.4             8.3%
                                        -----                            -----
Total Company.........................  $0.1              0.1%           $16.4             5.2%
                                        =====                            =====

---------------
(1) In millions.

     Our U.S. Consumer segment experienced substantial growth in operating income from $1.3 million in 2000 to $21.8 million in 2001, due to strong sales growth, increased grow profit margins and favorable expense leverage. Our Education and Training segment experienced an increased operating loss due primarily to increased operating expenses. This segment is in the early stage of growth and our decision to invest in human infrastructure and products is based on what we believe to be a large opportunity in the U.S. school market. Our International segment's operating profit was lower in 2001 due to building out the U.K. direct sales channel. We expect to continue investment in our Education and Training and International segments and we expect operating losses to continue in our Education and Training segment for the foreseeable future.

  OTHER

     Net interest expense increased by $1.8 million, from $0.4 million in 2000 to $2.3 million in 2001. The increase related to higher average borrowings on our long-term credit facility, partially offset by lower average interest rates in 2001 than in 2000.

     Our effective tax rate was 33% in 2001 as compared to a zero tax rate in 2000, when we had a net loss before income taxes. The effective tax rate was impacted by the reversal of the deferred tax valuation allowance. With the elimination of the deferred tax valuation allowance, we expect our future tax rate to approximate the statutory rate.

  NET INCOME (LOSS)

     In 2000, we incurred a net loss of $2.3 million, or 1.4% of net sales. In 2001, we achieved net income of $9.7 million, or 3.1% of net sales.

  YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

  NET SALES

     Net sales increased by $88.3 million, or 123%, from $71.9 million in 1999 to $160.1 million in 2000. The growth in net sales was primarily attributable to our U.S. Consumer segment, which accounted for $74.9 million, or 85%, of the increase. Net sales in our U.S. Consumer segment were driven primarily by increased sales of our LeapPad platforms and related interactive books and accessories, which accounted for approximately $38.7 million, or approximately 52%, of the segment's increase. Our Turbo Twist line accounted for approximately $12.6 million, or approximately 17%, of the segment's increase. In our U.S. Consumer segment, net sales relating to platforms increased by approximately $40.5 million, or approximately 226%, from approximately $17.9 million in 1999 to approximately $58.3 million in 2000, or approximately 39.7% of total net sales in our U.S. Consumer segment. Net sales relating to content increased by approximately $10.8 million from approximately $3.1 million in 1999 to approximately

$13.9 million in 2000, or approximately 9.5% of total net sales in our U.S. Consumer segment. Our Education and Training segment net sales were $4.4 million in 2000, the first year we accounted for this segment, which included only our SchoolHouse division, as a separate segment of operations. Our International segment's net sales were $8.9 million in 2000, the first year we accounted for international sales as a separate segment. We first accounted for our Education and Training and International businesses as separate segment in 2000. Prior to 2000, although there were individual sales to customers through our SchoolHouse division and in international markets, we had no separate organizations or other infrastructure dedicated to those businesses and, accordingly, we managed all of our businesses as one segment.

  GROSS PROFIT

     Gross profit increased by $39.3 million, or 136%, from $29.0 million in 1999 to $68.3 million in 2000. Gross profit margin increased from 40.3% in 1999 to 42.6% in 2000, primarily due to lower manufacturing costs, including lower chip costs. In 2000, gross profit for our U.S. Consumer segment was $61.6 million, or 42.0% of net sales, gross profit for our Education and Training segment was $3.0 million, or 67.5% of net sales, and gross profit for our International segment was $3.7 million, or 41.8% of net sales.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses increased by $19.7 million, or 144%, from $13.6 million in 1999 to $33.3 million in 2000. As a percentage of net sales, selling, general and administrative expenses increased from 18.9% in 1999 to 20.8% in 2000. In 2000, selling, general and administrative expenses for our U.S. Consumer segment were $27.9 million, or 19.0% of net sales, selling, general and administrative expenses for our Education and Training segment were $4.3 million, or 98.4% of net sales, and selling, general and administrative expenses for our International segment were $1.1 million or 11.9% of net sales. The increase in selling, general and administrative expenses from 1999 to 2000 was attributable primarily to headcount growth, an increase in the use of temporary employees and infrastructure-related costs such as facilities and information technology. In addition, as a result of the increase in net sales, the provision for doubtful accounts increased by $3.4 million from 1999 to 2000.

  RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses increased by $11.5 million, or 251%, from $4.6 million in 1999 to $16.0 million in 2000. As a percentage of net sales, research and development expenses rose from 6.4% in 1999 to 10.0% in 2000. In 2000, research and development expenses for our U.S. Consumer segment were $14.3 million, or 9.7% of net sales, research and development expenses for our Education and Training segment were $1.7 million, or 39.5% of net sales, and there were no research and development expenses for our International segment. Content development expense increased by $2.7 million, or 334%, from $0.8 million, or 1.1% of net sales, in 1999 to $3.6 million, or 2.2% of net sales, in 2000. The increase in content development expense was related primarily to the production of interactive books for our LeapPad platform for sale both to the U.S. Consumer market and to schools through our SchoolHouse division in 2000, compared to a smaller number of books for sale only to the U.S. Consumer market in 1999, the year we launched our LeapPad platform. Our product development and engineering expenses increased by $8.7 million, or 232%, from $3.7 million, or 5.2% of net sales in 1999 to $12.5 million, or 7.8% of net sales in 2000. In 2000, we developed our Turbo Twist product line, the LeapLink accessory, a precursor of our Mind Station connector, and several stand-alone preschool products. In 1999, we developed our LeapPad platform, our Explorer interactive globe, our Alphabet Pal pull toy and our Baby Tad plush doll. Included in 2000 product development and engineering expense is $1.8 million of research expense related to the launch and funding of Ubiquity LLC.

  ADVERTISING EXPENSE

     Advertising expense increased by $8.2 million, or 101%, from $8.2 million in 1999 to $16.4 million in 2000. As a percentage of net sales, advertising expense decreased slightly from 11.4% in 1999 to 10.2% in

2000. In 2000, advertising expense for our U.S. Consumer segment was $15.6 million, or 10.6% of net sales, advertising expense for our Education and Training segment was $0.1 million, or 2.3% of net sales, and advertising expense for our International segment was $0.6 million, or 7.2% of net sales. In 2000, advertising expense primarily consisted of the cost of television, print and co-op advertising. In 1999, advertising expense primarily consisted of co-op advertising.

  DEPRECIATION AND AMORTIZATION EXPENSES

     Depreciation and amortization expenses increased by $1.3 million, or 107%, from $1.2 million in 1999 to $2.5 million in 2000, primarily due to increased depreciation on higher fixed assets levels. In 2000, virtually all depreciation and amortization expenses were attributable to our U.S. Consumer segment.

  EQUITY LOSS IN AFFILIATE

     We recognized an equity loss in affiliate from our investment in Knowledge Kids Media Group, Inc., in which we acquired a 19.9% interest through an acquisition of stock that we accounted for using the equity method. The remaining 80.1% of Knowledge Kids Media Group is owned by affiliates of Knowledge Universe. Knowledge Kids Media Group owns substantially all of the voting power of Knowledge Kids Network, Inc. We wrote off $0.3 million of our investment in Knowledge Kids Media Group in 1999, and, as our pro rata share of Knowledge Kids Media Group's losses in 2000 exceeded the carrying value of our investment, we fully wrote off our remaining $1.7 million investment in Knowledge Kids Media Group in 2000. We have no obligation to provide additional funding to Knowledge Kids Media Group, and we are not responsible for the repayment of any of the existing or future liabilities of the company. While we continue to own a 19.9% interest in Knowledge Kids Media Group, we can give you no assurance that this investment will realize any value in the future.

  INCOME (LOSS) FROM OPERATIONS

     In 2000, operating income for our U.S. Consumer segment was $1.3 million, or 0.9% of net sales, operating loss for our Education and Training segment was $3.2 million, or 72.8% of net sales, and operating income for our International segment was $2.0 million, or 22.6% of net sales.

  OTHER

     We had net interest income of $1.0 million in 1999, compared to net interest expense of $0.4 million in 2000.

     Our effective tax rate was 19% in 1999 as compared to a zero tax rate in 2000, when we had a net loss before income taxes.

  NET INCOME (LOSS)

     In 1999, we achieved net income of $1.5 million, or 2.1% of net sales. In 2000, we incurred a net loss of $2.3 million, or 1.4% of net sales.

SEASONALITY AND QUARTERLY RESULTS OF OPERATIONS

     Our business is subject to significant seasonal fluctuations. The substantial majority of our net sales and all of our net income are realized during the third and fourth calendar quarters. In addition, our quarterly results of operations have fluctuated significantly in the past, and can be expected to continue to fluctuate significantly in the future, as a result of many factors, including: seasonal influences on our sales, such as the holiday shopping season and back-to-school purchasing; unpredictable consumer preferences and spending trends; the need to increase inventories in advance of our primary selling season; and timing of introductions of new products. For a discussion of these and other factors affecting seasonality, see "Risk
Factors -- Our business is seasonal, and therefore our annual operating results will depend, in large part, on sales relating to the brief holiday season;" and "Risk Factors -- Our quarterly operating results are susceptible to fluctuations that could cause our stock price to decline."

     The following table sets forth selected unaudited quarterly statement of operations information for 2000 and 2001, as well as for the first quarter of 2002. The unaudited quarterly information includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown. Historically, we have been profitable in our third and fourth quarters and unprofitable in our first and second quarters. We expect that we will continue to incur losses during the first and second quarters of each year for the foreseeable future. The fourth quarter of 2000 was impacted by a $1.7 million write-off of investment in Knowledge Kids Media Group and a $1.2 million research expense in connection with Ubiquity, LLC. Because of the seasonality of our business and other factors, results for any interim period are not necessarily indicative of the results that may be achieved for the full fiscal year.

                                                  YEAR ENDED DECEMBER 31, 2000
                          ----------------------------------------------------------------------------
                          FIRST QUARTER    SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER     TOTAL
                          --------------   --------------   -------------   --------------   ---------
                                                         (IN THOUSANDS)
Net sales...............     $16,674          $10,664         $49,894          $82,896       $ 160,128
Gross profit............       7,739            4,735          24,008           31,799          68,281
Income (loss) from
  operations............      (1,402)          (5,579)          7,106                7             132
Net income (loss).......      (1,219)          (5,415)          6,828           (2,453)         (2,259)

                                                  YEAR ENDED DECEMBER 31, 2001
                          ----------------------------------------------------------------------------
                          FIRST QUARTER    SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER     TOTAL
                          --------------   --------------   -------------   --------------   ---------
                                                         (IN THOUSANDS)
Net sales...............    $ 21,912         $ 26,379         $112,314        $153,116       $ 313,721
Gross profit............       9,036           10,726           53,339          71,544         144,645
Income (loss) from
  operations............     (14,319)         (12,067)          23,529          19,292          16,435
Net income (loss).......      (8,535)          (7,401)          14,087          11,518           9,669

                        FIRST QUARTER 2002
                        ------------------
                          (IN THOUSANDS)
Net sales.............       $57,838
Gross profit..........        27,416
Income (loss) from
  operations..........        (8,073)
Net income (loss).....        (5,059)

LIQUIDITY AND CAPITAL RESOURCES

     To date, we have relied primarily on borrowings under our credit facilities and, to a lesser extent, the net proceeds from sales of our preferred and common stock to fund our working capital requirements for operations, capital expenditures and liquidity needs. Cash and cash equivalents were $8.3 million at December 31, 2001 compared to $5.3 million at December 31, 2000 and were $1.4 million at March 31, 2002.

     Net cash provided by operating activities was $40.7 million in the 2002 first quarter compared to $3.4 million in the 2001 first quarter. Our first quarter is typically cash flow positive due principally to collection of year end receivables and not indicative of our full year cash flow trend. The increase in 2002 first quarter net cash provided by operations was largely due to collection of $67.0 million of accounts receivable offset by a $15.3 million reduction in accounts payable and income tax payments of $8.8 million. Net cash used in operating activities was $35.3 million in 2001, compared to $29.7 million in 2000 and $15.0 million in 1999. The difference between our net income of $9.7 million and our net cash used in operations of $35.3 million in 2001 was primarily the result of significant increases in accounts receivable and inventories, partially offset by higher levels of accounts payable. Year-end net accounts receivable increased to $115.5 million in 2001 from $54.2 million in 2000 and $28.1 million in 1999 because of our increased net sales year over year and because we have a concentration of sales at year end due to the holiday selling season. Based on the same factors, we anticipate that the trend of increasing year-end net accounts receivable will continue in 2002. Our year-end allowances related to accounts receivable have also increased, from $2.9 million in 1999 to $11.4 million in 2000 and $9.9 million in 2001. Our $9.9 million allowance in 2001 covers accounts receivable allowances other than those arising in connection with the Kmart bankruptcy, $6.4 million of which were written off as described below.

     Net cash used in investing activities was $3.5 million in the 2002 first quarter compared to $3.7 million in the 2001 first quarter and $14.6 million in 2001, compared to $9.4 million in 2000 and $4.1 million in 1999. The primary components of the net cash used in investing activities for the 2002 first quarter and 2001 were purchases of property and equipment, and in 2000 and 1999 were purchases of property and equipment and increases in equity investments in affiliate and related parties.

     On January 22, 2002, Kmart filed for bankruptcy protection. As of December 31, 2001, Kmart owed us approximately $11.0 million in uncollected net accounts receivable. We have written off $6.4 million of these accounts receivable, leaving a net balance of $4.6 million at December 31, 2001. By January 22, 2002, this balance was reduced by $2.5 million through a combination of payments and allowances. The remaining balance of $2.1 million as of January 22, 2002 represents approximately 25% of the amount of our uncollected receivables from Kmart. Although we are continuing to do business with Kmart, including extending credit for its purchases of our products, we may decide to limit or end our business relationship with Kmart if we believe that their debtor-in-possession credit lines or their financial strength during or following restructuring does not provide us adequate assurances to justify extending further credit.

     We typically commit to inventory production, content development and advertising expenditures prior to the peak third and fourth quarter retail selling season. In addition, our accounts receivable balance typically peaks in the third and fourth quarters, and most of these accounts receivable are not due for payment until the fourth quarter or the subsequent year. These timing differences between expenses incurred and the related cash collection make it necessary for us to borrow significant amounts during the year.

     To fund our operations, we entered into a long term secured credit facility with Foothill Capital Corporation in July 2001. Our current facility expires in July 2004 and provides for a revolving line of credit up to $80 million, with borrowings limited to 85% of eligible accounts receivable plus the lower of $40 million or 60% to 72% of eligible inventory. At March 31, 2002, we owed $17.2 million on this facility, and $32.5 million of unused borrowings were available to us. Outstanding advances bear interest at a floating rate equal, at our option, to either:

     - the reserve-adjusted London Interbank Offered Rate, or LIBOR, in U.S. dollars for the one, two or three month period selected, plus 2.25%; or

     - the rate announced within Wells Fargo at its principal office in San Francisco as its "prime rate."

Borrowings under the credit facility are secured by substantially all of our assets, including all of our intellectual property. The credit facility contains monthly, quarterly and annual financial covenants which require us to maintain a minimum level of EBITDA and a minimum fixed charge coverage ratio. In addition, the credit facility contains restrictions on our ability to make capital expenditures, incur additional indebtedness and lease obligations, pay dividends and make other distributions to stockholders, acquire and retire common stock and make investments. The credit facility prohibits us from forming or acquiring subsidiaries, merging with or into other companies or selling all or substantially all of our assets. The facility generally provides for prepayment penalties, but includes an exclusion for repayment after July 10, 2002, with proceeds from an initial public offering of our stock or unsecured financing replacing this facility. We intend to use a portion of the net proceeds from this offering to repay the entire outstanding balance on the Foothill Capital facility.

     To date, we have received commitment letters from two separate commercial banks for a $50 million three-year senior credit facility. The credit facilities proposed are unsecured and contain standard financial covenants. We currently intend to select one of these facilities to replace the secured facility with Foothill Capital after this offering.

     In March 2001, we sold 2,000,000 shares of our Series A preferred stock with net proceeds to us of $24.1 million to CSC LF Holdings, LLC, an affiliate of Cablevision Systems Corporation, a U.S. cable television company; Publishing and Broadcasting International Ltd., a subsidiary of Publishing and Broadcasting Limited, an Australian media company; and Windsor Digital Studio LLC, an affiliate of Windsor Media Inc., an investment company. The holders of Series A preferred stock are entitled to a preference of $12.50 per share on assets distributed to stockholders in connection with a liquidation, dissolution, acquisition or merger, and have the right to require us to redeem their shares of Series A preferred stock on September 22, 2006, for the greater of $12.50 per share or the fair market value as of that date. For more information regarding the Series A preferred stock, see "Description of Capital Stock -- Preferred Stock."

     To fund our operations, we borrowed an aggregate of $22.5 million in 2000 from Knowledge Universe Capital Co. LLC, an affiliate of Knowledge Universe. The loan was evidenced by a total of six unsecured promissory notes issued from June 2000 through September 2000. Each promissory note bore interest at an annual rate of 10% through September 21, 2000, and 12% thereafter. In April 2001, we repaid the promissory notes in full.

     The following table summarizes our outstanding borrowings and long-term contractual obligations at March 31, 2002, and the effects these obligations are expected to have on our liquidity and cash flow in future periods.

                                                               PAYMENTS DUE BY PERIOD
                                                     ------------------------------------------
                                                     ON OR PRIOR     JANUARY 1,     JANUARY 1,
                                                          TO          2003 TO        2006 TO
                                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
CONTRACTUAL OBLIGATIONS                     TOTAL        2002           2005           2007
-----------------------                    -------   ------------   ------------   ------------
                                                                   (IN THOUSANDS)
Long-term debt(1)........................  $17,204      $   --        $17,204        $    --
Operating leases and royalties...........   11,077       3,079          7,117            881
Redeemable convertible preferred stock...   25,000          --             --         25,000
                                           -------      ------        -------        -------
Total contractual cash obligations.......  $53,281      $3,079        $24,321        $25,881
                                           =======      ======        =======        =======

---------------
(1) Our long-term debt consists solely of borrowings under our credit facility with Foothill Capital Corporation.

     We estimate that our capital expenditures for 2002 will be between $20.0 million and $25.0 million, as compared to $13.6 million in 2001, $8.9 million in 2000 and $2.2 million in 1999. The increase in our 2002 estimate over 2001 is primarily related to increased capitalization of externally developed content for our platforms and manufacturing tools related to increased production levels and new product designs. We review our capital expenditure program periodically and modify it as required to meet current business needs.

     We conduct our corporate operations from leased facilities and lease some equipment under operating leases. Generally, these have initial lease periods of three to ten years and contain provisions for renewal options of five years at market rates.

     Our future working capital and capital requirements are expected to be significant and will depend on many factors, including our operating performance and our requirements for personnel and facilities. We believe that the net proceeds from this offering, anticipated cash flow from operations and borrowings under the anticipated new credit facility will be sufficient to meet our working capital and capital requirements through 2004.

RELATED PARTY TRANSACTIONS

     In August 1999, we purchased a 19.9% ownership interest in Knowledge Kids Media Group, an affiliate of Knowledge Universe, for $2.0 million. Knowledge Universe indirectly owns 80.1% of Knowledge Kids Media Group. Knowledge Kids Media Group owns substantially all of the voting power of

Knowledge Kids Network, Inc. Sarina D. Simon, a member of our board of directors, is Chief Executive Officer of Knowledge Kids Media Group and Knowledge Kids Network. Because our pro rata share of Knowledge Kids Media Group's losses in 2000 exceeded the carrying value of our investment, we wrote off our investment during the year ended December 31, 2000. We are not obligated, nor do we intend, to make any additional equity investment in Knowledge Kids Media Group.

     In March 2001, we entered into an agreement with Knowledge Kids Network, in which Knowledge Kids Network agreed to develop content and provide technical services in connection with our LeapPad interactive books, in exchange for project-specific fees. As of March 31, 2002, we had paid Knowledge Kids Network an aggregate sum of $1.6 million for fees and costs.

     Since 1998, we and certain other Knowledge Universe affiliates have filed combined state income tax returns in California and other states in which we have been deemed to constitute a "unitary" group of taxpayers under applicable state laws. Accordingly, we have not filed separate income tax returns or paid income taxes in those states, and those functions have been performed by another Knowledge Universe affiliate on behalf of all members of the group. In July 2002, we entered into a tax sharing agreement with Knowledge Universe, Inc., a Knowledge Universe affiliate, formalizing this arrangement. Under the agreement, Knowledge Universe, Inc. has agreed to prepare and file combined income tax returns in the relevant states and to pay any income taxes the group may owe to such states, and we have agreed to pay Knowledge Universe, Inc. a cash amount equal to what our income tax liability to the relevant states, reduced to reflect the lost tax benefit, if any, for state taxes paid on our federal tax return, would have been if we had been a stand-alone taxpayer. This arrangement does not affect our combined state and federal effective tax rate for financial accounting purposes, which is determined as if we were a stand-alone taxpayer, or our federal income tax returns, which are filed on a stand-alone basis. Knowledge Universe, Inc. has advised us that it estimates that our liability under this agreement for tax years 1998 through 2001, before adjustment for any lost tax benefit for state taxes paid on our federal tax returns, is approximately $1.6 million.

     From June 2000 to August 2000, we extended loans to four of our current executive officers for the purpose of purchasing stock from us and paying associated expenses. The loans were evidenced by full recourse promissory notes bearing interest at an annual rate of 6.62% and due on the earlier of (1) December 31, 2006 and (2) 10 days following the later of an initial public offering or the applicable lock-up period. The notes are secured by the shares of Class A common stock issued in exchange for the notes. The amount of these promissory notes exceeded the purchase price of the underlying stock by an aggregate amount of $664,203 to cover the estimated income taxes payable by the executive officers in connection with the stock purchases.

     For a further discussion of these and other related party transactions, see "Related Party Transactions."

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

     We develop products in the United States and market our products primarily in North America and, to a lesser extent, in Europe and the rest of the world. As a result, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets. Because almost all of our revenues are currently denominated in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. We are billed by and pay our third-party manufacturers in U.S. dollars. To date, exchange rate fluctuations have had little impact on our operating results.

     We are exposed to market risk from changes in interest rates on our outstanding bank debt. Our revolving line of credit bears interest at either a rate equal to LIBOR plus 2.25% or the rate announced within Wells Fargo at its principal office in San Francisco as its "prime rate." We elect the rate on a monthly basis for prime rate advances and at the end of the applicable LIBOR period for LIBOR rate advances. The interest cost of our bank debt is affected by changes in either prime rates or LIBOR. Any adverse changes could harm our operating results. Based on our outstanding indebtedness of $61.2 million at December 31, 2001, an increase of 100 basis points in the interest rate would have lowered our net income by approximately $0.4 million for the year ended December 31, 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 141, "Business Combinations," and No. 142 "Goodwill and Other Intangible Assets." SFAS 141 requires that all business combinations be accounted for by the purchase method of accounting and changes the criteria for recognition of intangible assets acquired in a business combination. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. We do not expect that the adoption of SFAS 141 will have a material effect on our financial position or operating results. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. We recognized $749,000 in amortization expense in the year ended 2001. We adopted SFAS 142 on January 1, 2002. At March 31, 2002, our goodwill and other indefinite-lived intangible assets, net, no longer subject to amortization amounted to $19.5 million.

     In October 2001, the FASB issued Statement of Financial Accounting Standards 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing loses on such operations. The provisions of SFAS 144 will be effective for 2002. Our adoption of SFAS 144 as of January 1, 2002 did not have a material effect on our financial statements.

     In September 2001, the FASB Emerging Issues Task Force, EITF, issued EITF Issue No. 01-09, "Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor's Products," which is a codification of EITF Issues No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," No. 00-14, "Accounting for Certain Sales Incentives," and No. 00-22, "Accounting for 'Points' and Certain Other Time- or Volume-Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future." EITF 00-25, as codified by EITF 01-09, established the treatment in the statement of operations of vendor consideration to resellers of a vendor's products. EITF 00-25 and 01-09 are effective for fiscal quarters beginning after December 15, 2001. Our adoption of this issue did not have a material effect on our financial statements.

                                    BUSINESS

OVERVIEW

     LeapFrog is a leading designer, developer and marketer of innovative, technology-based educational products and related proprietary content, dedicated to making learning effective and engaging. We currently design our products to help preschool through 8th grade children learn age- and skill-appropriate subject matter, including phonics, reading, math, spelling, science, geography, history and music. We are in the process of extending our product line to reach high school students as well. We base our products on sound pedagogy under the guidance of our in-house educational experts. We then use our proprietary technologies and content to make these products interactive and engaging. Our product line includes: (1) platforms, which are portable, affordable hardware devices, (2) content, such as interactive books and cartridges, specifically designed for use with our platforms and (3) stand-alone educational products, primarily for children who are too young to use our platforms effectively. Our products are sold throughout the United States primarily by national and regional mass-market and specialty retailers, and to a lesser extent into international markets and to U.S. schools. Our company and products have won over 100 awards from educators, publishers, retailers, print and broadcast media, consumer groups and industry organizations.

     We have developed internally six core platforms that offer age-appropriate user interfaces and work interactively with a variety of books, cartridges or other content units. Under our LeapFrog brand, our platforms include the Imagination Desk learning center designed for ages 3 to 5, the My First LeapPad learning system for ages 3 to 5 and the LeapPad learning system for ages 4 to 8. Under our Quantum Leap brand, our platforms include the Turbo Twist handhelds designed for 1st through 6th grades, the Quantum Pad learning system, which we plan to launch in Fall 2002, for 3rd through 5th grades, and the iQuest interactive handhelds currently for middle school students and, by the end of 2002, for high school students as well. To date, we have sold more than 7 million platforms, including approximately 5 million LeapPad platforms, our first platform. These platforms provide us with a large and growing installed base on which to build continued content sales.

     Our product line also includes a significant library of proprietary content, most of which has been developed internally, for use with our platforms. For our Imagination Desk, My First LeapPad, LeapPad and Quantum Pad platforms, each set of additional content consists of an audio cartridge as well as a corresponding interactive book, magazine, activity sheet or coloring page. For our Turbo Twist and iQuest handhelds, our content comes in memory cartridges that slot easily into the platforms. We currently offer over 35 interactive LeapPad books at U.S. retail stores. By the end of 2002, we plan to significantly expand our library of interactive books and other content that are compatible with our Imagination Desk, My First LeapPad, LeapPad and Quantum Pad platforms from 43 books available at retail stores and over 75 activity sheets available for download from our Internet website to over 85 books available at retail stores and over 350 activity sheets available for download from our Internet website. Five Turbo Twist spelling cartridges are currently available at U.S. retail stores, and by the end of 2002, we plan to add nine new Turbo Twist cartridges with math, spelling and social studies questions, which will eventually replace the five currently available Turbo Twist spelling cartridges. By the end of 2002, we also plan to release 7 cartridges at retail for our iQuest platform covering chapter outlines and other material from over 200 major textbooks used in 5th through 8th grade classrooms in U.S. schools and for PSAT, SAT and ACT preparation materials for high school students. Our currently available iQuest content as well as additional content for some of our other platforms can be downloaded from our Internet website to a re-writable flash memory cartridge using a home computer and our Mind Station connector, a peripheral sold at retail stores. Our activity sheets and coloring pages for our Imagination Desk, My First LeapPad and LeapPad platforms can be downloaded from our Internet website in a printable format.

     In 2001, our LeapPad platform and related LeapPad books were the best and third-best selling products in the U.S. toy industry, based on total dollar sales, according to NPD. By using a specially designed stylus that incorporates our proprietary NearTouch technology, children touch words and images on our interactive books placed in our LeapPad platform. Depending on the book, they can hear information regarding various academic subjects, read engaging stories or play interactive, educational games. Our LeapPad platform evolves with a child as his or her interests and abilities change, since switching the content is as easy as changing the book and related audio cartridge. Many of our LeapPad interactive books feature our internally developed, branded LeapFrog characters, such as Leap, Lily and Tad, while others feature popular licensed characters such as Winnie-the-Pooh, Arthur and characters from the movie Monsters, Inc. Interactive books planned for release by the end of 2002 include titles featuring licensed characters such as Thomas the Tank Engine and Bob the Builder as well as titles intended exclusively for international markets.

     Our product line also includes over 25 stand-alone educational products, most of which are targeted at children who are too young to use effectively our platform products. These stand-alone products combine our proprietary technologies with a fixed set of content and include our interactive plush toys, our Discovery Ball and Learning Drum products for infants and toddlers and our Explorer interactive globes for older children. We plan to launch ten new stand-alone educational products by the end of 2002, including our LeapStart learning table and Leap's Phonics Railroad.

     Since the inception of our business in 1995, we have focused primarily on the U.S. consumer market. This market represented the substantial majority of our sales and operating profit in 2001 and will continue to be our primary focus in the near future. However, we are increasing our focus on international markets and have customized or are planning to customize many of our products for use in foreign countries. To pursue our international strategy, we have established offices in the United Kingdom and Hong Kong, plan to sell directly to retailers in Canada starting in June 2002 and are evaluating the benefits of establishing local operations in France. We also have relationships with distributors in Spain, Korea, Australia and several other countries. Further, we intend to leverage relationships with strategic partners in various countries, such as our existing relationships with Benesse Corporation and Sega Toys in Japan. For additional discussion of our three business segments, including our international segment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial
Statements -- Note 22. Segment Reporting."

     In addition to our international expansion, we established our Education and Training group in 1999. Within this group, our SchoolHouse division focuses on developing curricula for pre-K to 5th grade classrooms and on the sale of new products incorporating our core technologies and specially modified versions of our products to schools, teacher supply stores and educational products catalogs in the United States. Our signature product for the school market is our Literacy Center, which to date has been adopted as a standards-based supplemental reading curriculum by four states, including California for kindergarten through 2nd grade, or K-2, classrooms. Our Literacy Center includes our LeapPad platform modified for our SchoolHouse division, our LeapDesk and LeapMat interactive products and an array of books, posters and sing-along music for the classroom. Through our SchoolHouse division, we currently offer, exclusively for the school market, more than 25 LeapPad books designed to introduce systematically phonemes, which are the basic building blocks of language, phonics and other early literacy concepts in the English language. We plan to have more than 65 books and over 260 activity cards for our LeapPad platform available for U.S. schools by the end of 2002. We also intend to introduce our LeapTrack system, which is designed to assess student progress, report results and prescribe an appropriate learning path, by the end of 2002. We plan to continue to expand our SchoolHouse product offerings and reach more classrooms across the United States.

     We have grown significantly and consistently by introducing innovative new platforms and other products, expanding our content offerings and increasing our distribution. From 1999 to 2001, our net sales increased from $71.9 million to $313.7 million and our net income increased from $1.5 million to $9.7 million. Our strong financial performance is also evidenced by our market share in the $2.3 billion preschool category of the U.S. toy industry, which increased from approximately 7% in 2000 to approximately 14% in 2001, according to NPD. In 2001, we had five of the top ten best-selling products in the preschool category based on total dollar sales, including the top two products, according to NPD. We believe that we are well positioned to build upon our recent successes and to enhance our leadership position in the technology-based educational products market.

INDUSTRY OVERVIEW

  MARKET OPPORTUNITY

     There are two principal markets for educational products: consumers, who purchase through retail toy stores or the toy departments of national and regional mass-market retailers or, to a lesser extent, through catalogs or over the Internet; and schools and teachers, who purchase either directly from sales representatives or through teacher supply stores or catalogs. Within the consumer market, we currently compete primarily in the preschool category and the electronic learning aids category in the United States. We also compete in the international consumer markets for educational products. Within the school market, we compete in the U.S. industry for supplemental educational materials, which has experienced significant growth over the last three years, according to Simba. We believe we are well positioned to continue to grow faster than the markets we participate in and to capture a significant share of these markets.

     We believe two major trends are driving increased spending on educational products and redefining our markets. First, both parents and teachers, across the United States and globally, are becoming increasingly concerned about the reading, writing and math skills of young children. This concern is influenced by a number of factors, including the state of education across the United States and the growing pressures for children to excel in an increasingly knowledge-based society. Second, technological advances are creating new avenues for delivering educational content, measuring academic performance and making the learning process more effective and more accessible. We believe that these trends, along with the resulting benefit from increased requirements for better assessment of student performance and increased accountability of educators and school systems provide us with a significant market opportunity.

     The increasing importance of education is further demonstrated by the "No Child Left Behind Act of 2001," signed into law in January 2002. This Act is the most sweeping reform of the Elementary and Secondary Education Act, or ESEA, since ESEA was enacted in 1965. Under this new law, funding under ESEA will increase by more than 27% to $22.1 billion for 2002. The Act is based on four basic principles: stronger accountability for results, increased flexibility and local control, expanded options for parents and an emphasis on teaching methods that have been proven to work.

  THE CONSUMER MARKET

     According to NPD, the U.S. toy industry had aggregate retail sales in 2001 of $24.7 billion. References to the toy industry do not include the video game market. Within the U.S. toy industry, we compete primarily in the preschool category and electronic learning aids category, which had combined sales of approximately $2.4 billion in 2001, according to NPD. Preschool electronic learning aids is a sub-segment of the preschool category, covering children ages 3 to 5, and grew to $501.9 million in 2001 from $284.0 million in 2000, according to NPD, an increase of approximately 77%. In 2001, our market share of the overall preschool category was approximately 14% and our market share of the pre-school electronic learning aids sub-segment was approximately 65%. The growth of this sub-segment strongly outpaced the approximately 24% sales growth registered by the overall preschool category, and the entire U.S. toy industry's sales were relatively flat during the same period, as reported by NPD. We believe increased sales of our products has played a significant part in the growth of the preschool category, and the preschool electronic learning aids sub-segment from 2000 to 2001. Additionally, we compete in the non-preschool electronic learning aids category, covering children ages 6 to 12, which had sales of $152.9 million in 2001, according to NPD. Industry sales in this category decreased from 2000 to 2001, according to NPD, although our market share in this category increased significantly, from over 18% to over 40%.

     Worldwide toy sales were $54.7 billion in 2000, with 55.8% outside of North America, as reported by NPD Worldwide. Many toys and games introduced in the United States also appeal to foreign consumers. Most major U.S. toy companies define their market as global and sell products in Canada, Europe, Central and South America, and the Pacific Rim countries. We expect our international sales, which totaled approximately $16 million in 2001, to grow significantly in the future.

  THE SCHOOL MARKET

     The supplemental educational materials category encompasses all educational materials other than the basic textbooks a teacher uses in the classroom and is one of the fastest growing categories of the K-12 educational industry in the United States, according to Simba. Simba estimates that annual sales of supplemental educational materials to schools in the United States were approximately $3.4 billion in 2001 up from $2.2 billion in 1998. The instructional software market, a sub-segment of the overall supplemental educational materials category, is a key area of focus for us. According to Simba, this sub-segment is the fastest growing market of the entire K-12 supplemental educational materials category, with estimated sales of approximately $1.3 billion in 2001 up from $0.6 billion in 1998. Based on information from the U.S. Department of Education and a 2001 study from The National School Supply and Equipment Association, we estimate that the 3.3 million teachers in the United States spend annually, on average, $589 of their own money on supplies to supplement classroom materials.

  OUR MARKET POSITION

     We believe we are well positioned to capitalize on the increased emphasis on education and the trend to alter the traditional ways in which education is delivered. As parents and educators seek new ways to improve education levels both within and outside of schools, we believe our innovative technology-based learning products that evolve along the learning curve of a child's development process provide a clear solution to an increasingly important market need.

     Unlike traditional toys, our technology-based learning products, which are developed on sound pedagogy, help educate and evolve with the child in a truly interactive way. As a result, we believe our broad and expanding line of branded products and content provides an engaging and cost-effective solution. Our products supplement traditional learning methods and are designed to give parents and teachers a set of tools that are adaptable to each child's skill base and age. Our combination of proprietary platforms and related content offers parents and teachers a variety of engaging, affordable and age-appropriate solutions to supplement their children's educational needs.

COMPETITIVE STRENGTHS

     We combine our innovative technologies with our proprietary content to design and develop award-winning and engaging, technology-based educational products primarily for children from preschool through 8th grade. We attribute our success to date and our current opportunities to increase our sales, profit and market share to the following competitive strengths:

 WE HAVE ESTABLISHED LEAPFROG AS A LEADING BRAND FOR QUALITY TECHNOLOGY-BASED EDUCATIONAL PRODUCTS

     We design, develop and market several of the leading products in the categories in which we compete. According to NPD, we are the leader in the U.S. preschool electronic learning aids sub-segment of the preschool category (ages 3 to 5) of the toy industry, with approximately 65% market share and the seven best-selling products in that sub-segment in 2001 based on total dollar sales. We are also the leader in the U.S. electronic learning aids category (ages 6 to 12) with over 40% market share and the five best-selling products in that category in 2001 based on total dollar sales, according to NPD. In addition, our LeapPad platform and related LeapPad interactive books were among the best-selling products in the overall U.S. toy industry in 2001 based on total dollar sales, as measured by NPD. Our company and our products have won over 100 awards from educators, publishers, retailers, print and broadcast media, consumer groups and industry organizations. For example, our LeapPad platform was named the Toy of the Year and the Educational Toy of the Year for 2000 and our My First LeapPad platform was named the Educational Toy of the Year for 2001 by the Toy Industry Association. We believe that this industry recognition has helped establish LeapFrog as a leading brand of quality technology-based educational products.

  WE LEVERAGE OUR SERIES OF PLATFORMS WITH A GROWING LIBRARY OF HIGHER-MARGIN CONTENT

     We design our platforms to be affordable and easy-to-use. The suggested retail prices for our six core platforms to be sold in Fall 2002 will range from $29.99 to $59.99. Children can use our platforms without supervision in most cases, and can generally make the necessary content switch on their own -- simply slotting a content cartridge and the related book or activity sheet into the respective platform. Our platforms are designed to function essentially like hardware, changing with the "software" or content being used. We incorporate age-appropriate design and user interfaces into our various platforms, from our Imagination Desk learning center, geared for children ages 3 to 5, through our iQuest handheld, geared for middle school and, by the end of 2002, high school students. With new content, our platforms can remain educational and engaging as a child grows within each platform's target age range. To date, we have sold more than 7 million platforms. Our existing installed base of platforms provides a ready market for our content, and this market will grow as our sales of platforms grow.

     We have created a significant library of content for our six core platforms. In addition, we can leverage our proprietary content across our various platforms because our content library is digitized. Therefore, we can repurpose and reuse much of our content for many of our platforms and products. The suggested retail prices for our content cartridges and interactive books generally range from $9.99 to $14.99. In 2001, we sold more than 6.4 million interactive books and content cartridges for use with our various platforms, and by the end of 2002, we plan to introduce additional content products at U.S. retail stores, including interactive books for our Imagination Desk, My First LeapPad, LeapPad and Quantum Pad platforms and cartridges for our Turbo Twist and iQuest platforms. We expect to expand our library of content significantly over the next few years. We believe that the low price point of our content will help us secure and maintain shelf space and increase sales outside of the holiday season, when consumers tend to be more price conscious than during the holiday shopping season. We expect the margins relating to our products for both us and our retailers and distributors to increase as our higher-margin content sales grow as a percentage our total sales. We believe that our growing installed base justifies our increased investments in developing our content offerings, which in turn will enhance the attractiveness of our platforms.

 WE HAVE PROPRIETARY HARDWARE AND SOFTWARE TECHNOLOGIES AND AN INTEGRATED DESIGN AND DEVELOPMENT PROCESS

     Our design and product development efforts are led by an internal team of hardware and software engineers and a large group of content developers with significant interactive publishing and education experience. We design and develop our own application-specific integrated circuits, or ASICs, operating systems and software and other proprietary technologies. This strategy allows us to (1) maintain design flexibility, (2) differentiate our products by offering distinctive features, (3) employ our technologies in a variety of products in different markets and (4) achieve a lower cost than if we had to purchase similar integrated circuits off the shelf because we include in our integrated circuits only the functionality we actually need. A number of our technologies are patented; as of March 31, 2002, we had more than 25 issued and more than 60 pending U.S. and foreign patents. Our 52-person software and hardware engineering team works closely with our team of over 165 product developers and content producers, which includes Internet developers, former teachers, writers, artists and musicians who develop our interactive books, activity sheets, magazines and related content cartridges. We recently completed a developers' toolkit software package that allows us to simplify the development process of interactive books for our popular LeapPad platform, reduce the time-to-market for our internally created interactive books and contract with third parties for additional content compatible with our LeapPad platform that will further build our content library. We believe our combination of technology and content development personnel working together in house creates an effective design and development process.

 WE RELY ON THE EDUCATIONAL EXPERTISE OF OUR SCHOOLHOUSE DIVISION FOR THE SOUND PEDAGOGY INCORPORATED IN OUR PRODUCTS

     We believe it is critical that our educational content reflects sound educational practices and incorporates supplemental curriculum that is consistent with state and national standards for each age and skill level. The development of products that are educationally sound as well as engaging is critical to the acceptance of our products by parents, teachers and other educators. Within our SchoolHouse division, we have built a core of expertise regarding how children learn most effectively and the appropriate scope and sequence of learning at the various stages of a child's development. We apply this expertise when developing our products for both the consumer and school markets. For the consumer market, we build our products to complement a child's current classroom curricula and skill development. For the school market, we build our products with guidance and input from our Education Advisory Board to ensure that our products are consistent with classroom curricula and appropriate for the respective grades. We believe that our track record of developing educationally sound and engaging products will lead to increasingly greater acceptance of our products by consumers and educators.

  WE ENJOY ESTABLISHED RELATIONSHIPS WITH MAJOR RETAILERS

     We have established relationships with key retailers such as Toys "R" Us, Wal-Mart, Target, Kmart, FAO, Inc., Fred Meyer, K-B Toys and Meijer, although we do not have long-term agreements with any retailers. We plan to strengthen these relationships by continuing to work closely with retailers to identify ways to increase their sales and profitability from increased sales of our products. An important part of this strategy is the development by us and acceptance by key retail stores of our Learning Center shelf displays that effectively display our LeapFrog and Quantum Leap branded products in one dedicated area. We initiated versions of our Learning Center shelf displays within selected Toys "R" Us stores in 2001. We plan to continue to roll out this program at more Toys "R" Us stores and to implement versions of the displays at other select national and regional mass-market retailers during the second half of 2002. From 1999 to 2001, we increased the number of products offered by our four largest retailers by approximately 50%, with our top five retail accounts by sales stocking over 40 different products on average in 2002, based on our internal estimates. In each year since 1999, we have increased our sales to each of our top four retailers. In 2001, for the third consecutive year, we were named a Vendor of the Year by Toys "R" Us. Also in 2001, we were named a Brand Partner of the Year by Kmart, and we were given a Supplier Award of Excellence for the third quarter of 2001 by Wal-Mart. Based on internal estimates, we also significantly increased our average shelf space at our points of distribution from 2000 to 2001. We expect to strengthen further our relationships with all our retail customers, which should help us increase our shelf space and sales.

 WE HAVE A LARGE AND SEASONED MANAGEMENT TEAM WITH EXTENSIVE INDUSTRY-RELATED EXPERIENCE

     Our 22 senior management team members have an average of over 15 years of experience across the toy, education, electronics, retail, manufacturing, interactive entertainment and publishing industries. We believe the depth and breadth of our team of senior executives, many of who have significant experience managing public companies, is significant given our size and the length of our operating history. In addition, our management team's understanding of the design process, retailing and manufacturing relationships, warehousing strategies and other operating systems will help us to scale our operations and facilitate our growth.

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BUSINESS STRATEGY

     Our goal is to become the leading provider of technology-based educational products and content in the U.S. consumer and school supplemental material markets and in international markets by:

 ESTABLISHING OUR LEARNING CENTER SHELF DISPLAYS AT KEY RETAIL OUTLETS AS AN EDUCATION DESTINATION

     In 2001, we installed versions of our Learning Center shelf displays in selected Toys "R" Us stores. Based on the success of our products to date, we plan to roll out versions of our Learning Center in additional Toys "R" Us stores and to launch expanded shelf displays in selected national and regional mass-market retail stores in the second half of 2002. Our Learning Center shelf displays are designed to showcase our family of LeapFrog and Quantum Leap branded platforms, related content and stand-alone products in one dedicated area within the store. The most comprehensive version of our Learning Centers at select Toys "R" Us stores has signage that clearly identifies product groups for each stage of learning, which makes selecting age, skill and interest-appropriate purchases quick and easy. We believe that key retail outlets will allocate to us an increased amount of shelf space and will offer more of our products during the 2002 holiday shopping season. We believe that our Learning Centers will become the destination for parents seeking technology-based educational products and, as a result, will help these key retailers increase their sales of our products.

  EXPANDING OUR CONTENT LIBRARY TO INCREASE FOLLOW-ON SALES

     Our platforms are designed specifically to accept additional content, which allows the platforms to evolve with the child's interests and abilities over time. For example, simply by changing the LeapPad interactive book and related audio cartridge, the LeapPad platform can transform from teaching phonemic awareness to providing an introduction to classical music. By the end of 2002, we plan to expand significantly our library of interactive books available at retail that are compatible with our Imagination Desk, My First LeapPad, LeapPad and Quantum Pad platforms to over 85 books from 43 books available at retail in 2001. In 2002, we intend to sell our content products in over 12 countries. In these countries, we plan to introduce U.S. versions of 23 of our LeapPad and Quantum Pad books, and localized versions of 8 of our LeapPad and Quantum Pad books. We also plan to increase the cartridges available at retail for our Turbo Twist handhelds from 5 in 2001 to 9 by the end of 2002 and introduce 7 cartridges for our iQuest handhelds by the end of 2002. As we expand our content offerings for our platforms, we expect to realize significant growth in the sales of our products.

  INCREASING OUR PRODUCT OFFERINGS TO A BROADER TARGET MARKET

     We plan to continue to design and develop new platforms and content and to continue to launch new stand-alone products in the preschool category and electronic learning aids category. Consistent with our goal of becoming the primary destination for parents seeking quality technology-based educational products, we are expanding our line of Quantum Leap branded products, designed for older children. In November 2001, we launched our iQuest handheld device initially for students in the 6th through 8th grades and we plan to launch our Quantum Pad platform for 3rd through 5th grade students in Fall 2002. We are in the process of expanding content for our iQuest handheld for 5th through 8th grade students and for high school students as well. In addition, to broaden further our product offerings, we are increasing substantially our products designed for infants, toddlers and preschoolers, with expected launches by the end of 2002 of ten new stand-alone products such as the LeapStart learning table and Leap's Phonics Railroad. We believe that by establishing an early association between LeapFrog branded products and quality educational tools in the minds of parents, we will be able to generate repeat purchases of our products by parents and others as the children for whom they buy progress from preschool, to grade school, to middle school and beyond.

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  DEVELOPING ADDITIONAL DISTRIBUTION CHANNELS

     We believe we are not limited to traditional toy and other large retailers for distribution of our products. Since much of our content is in book form, we plan to increase distribution of our content through bookstores. We are also increasing distribution of our platforms and related content through electronics retailers, office supply stores and other specialty retailers. In 2001, we test marketed our products in select national bookstores and electronics retailers, and in 2002, we plan to expand our distribution to these retailers. We complement our U.S. retail sales by enabling members of our Never-Ending Learning Club and subscribers to our Leap's Pond magazine to download selected content from our Internet website using our Mind Station connector. By establishing a direct relationship with the end users of our products, we believe we will gain valuable insight into consumer demand.

  EXPANDING OUR PRESENCE IN INTERNATIONAL MARKETS

     We have already created localized versions of some of our products for international markets, but we have only recently begun to focus on these markets. We launched our first international subsidiary in the United Kingdom in 2000. Our international net sales were approximately $16 million in 2001. We expect our sales from international markets to grow significantly and to constitute a larger portion of our sales in the future. We plan to penetrate international consumer markets by establishing overseas subsidiaries and using a combination of direct sales to retailers and distribution arrangements. We may also enter into strategic relationships to meet the challenges of providing localized content in different countries. For example, in January 2002 we announced a strategic relationship with Benesse Corporation to use our products as part of their supplemental education program in Japan, as well as an agreement with Sega Toys to expand our presence in the Japanese consumer market. We believe international markets provide opportunities to sell local-language versions of our products as well as English-language versions marketed as tools for learning English as a foreign language.

  EXPANDING SALES OF OUR SCHOOLHOUSE DIVISION

     We intend to increase significantly our penetration of the school market by combining research-based instruction principles with our engaging, interactive technologies to create products designed specifically for the classroom. Our SchoolHouse division, which is a part of our Education and Training group, targets educational institutions and teacher supply stores and catalogs. Our Literacy Center, designed to help build reading skills using specifically developed products as well as a SchoolHouse version of our popular LeapPad platform, has been adopted as an approved standards-based supplemental reading curriculum for certain grade levels by four states, including California for K-2 classrooms. With our LeapTrack assessment system and related proprietary instructional management system currently scheduled for launch by the end of 2002, teachers will be able to track a student's performance, assess his or her strengths and weaknesses and obtain prescribed instructional content for remediation. Using our products, teachers will also be able to build a customized learning path for each student tailored to his or her individual needs. By the end of 2002, we plan to introduce materials designed to prepare 3rd, 4th and 5th grade students for state-mandated assessment tests. We also plan to expand significantly our direct sales force to reach more classrooms across the United States. In the future, our Education and Training group may seek to develop products for the adult learning and corporate training markets based on our core technologies.

THE EDUCATIONAL FOUNDATION OF OUR PRODUCTS

     We believe that sound educational principles are at the core of the value of our brands and products. Our team of in-house educational experts in the SchoolHouse division, assisted by our Education Advisory Board, helps us design our products in accordance with established standards of scope and sequence of learning, appropriate for each target age group.

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     The following four educational principles are at the core of our products:

  CHILDREN LEARN BEST WHEN ACTIVELY ENGAGED

     Our products encourage active participation by asking children questions and requiring them to direct their own play before continuing with an activity. For example, children using our LeapPad interactive books can control the information they receive by deciding what to touch with the NearTouch stylus. Even our Learning Drum, designed for infants, engages them by only continuing with the activity or game after receiving a response from the child.

 POSITIVE REINFORCEMENT AND IMMEDIATE FEEDBACK ENCOURAGE CONTINUED EFFORT

     Our educational products are designed to help develop self-confidence through immediate and supportive feedback. Many of our products offer clues that are designed to help lead a child to the correct answer, while at the same time providing information on incorrect responses. For example, if a child is asked to locate Spain on our Explorer interactive globe and touches France, the globe will respond, "You found France!" and then provide a clue as to how the child can locate Spain. We believe this combination of presenting new information and offering positive reinforcement encourages the child to continue learning.

  ABILITY-APPROPRIATE TASKS MOTIVATE LEARNERS

     We believe that learning is most effective when a task matches the learner's ability. For instance, a task that is too easy may quickly become boring while a task that is too difficult may be discouraging and demoralizing. To address this issue, we offer six age-appropriate platforms and a variety of content for each of these platforms to address the specific needs of children as their skills develop and interests mature. Through our Learning Center shelf displays and our Never-Ending Learning Club, we provide guidance to parents on how to select the appropriate product and content for each child's age and ability. We have also developed products that adapt to the user's abilities. For example, we have designed our Turbo Twist handhelds to deliver easier or more difficult questions based on a child's performance. We believe this technology enables the child to spend more time within his or her optimal learning zone.

  SUPPLEMENTAL MATERIALS SHOULD COMPLEMENT AND ENHANCE WHAT CHILDREN LEARN AT SCHOOL

     We design our products and content to be consistent with the curricula used in schools across the United States. For example, with our Mind Station connector and a subscription to our Never-Ending Learning Club, by the end of 2002, users of our iQuest handheld will be able to download more than 7,000 chapter outlines and test questions corresponding to over 200 textbooks currently used in U.S. middle schools. With the guidance of the educational experts in our SchoolHouse division, we also design our products in accordance with state and federal standards regarding the scope and sequence of learning.

     We believe these educational principles are fundamental building blocks on which our company is built. We implement these principles by leveraging our team of in-house educational experts and our outside Education Advisory Board, which consists of seven distinguished educators. The members of our Education Advisory Board actively participate in the design and development of our products by meeting with our creative design team several times each year. Our Education Advisory Board also is an external source of feedback for our creative design team with respect to new products that are in the development stage. We believe that both our in-house experts and outside advisors are critical in the creation of our learning products.

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     Our Education Advisory Board

     The members of our Education Advisory Board are involved deeply in the research of both education and reading development. As of July 10, 2002, the members of our Education Advisory Board were:

     Robert Calfee, Ph.D. Dr. Calfee has chaired our Educational Advisory Board since our business started in 1995. Dr. Calfee is Dean of the School of Education at the University of California, Riverside and has been a distinguished researcher and author in the area of reading and reading development for the past 30 years. In addition, he is professor emeritus at Stanford University's School of Education, as well as a member of the board of the Society for Scientific Study of Reading. Dr. Calfee is editor emeritus for Education Assessment and the Journal of Educational Psychology. Dr. Calfee has published eight books and over 150 articles in journals such as Educational Psychologist, the Journal of Reading, Issues in Education and Assessment in Education.

     Richard Casabonne, M.Ed. Mr. Casabonne is the President of Casabonne Associates, Inc., an educational research, strategy and development firm that he founded in 1986. Mr. Casabonne served as the President of our Education and Training Group from July 2001 to April 2002 and was a member of our board of directors from August 2001 to April 2002. He has served in a number of senior executive positions for major educational publishing companies, including as Senior Vice President of Planning and Business Development for Harcourt, Inc. and as President and Chief Executive Officer of Steck-Vaughn Company, a publisher of supplementary education materials for kindergarten through adult education. In addition, Mr. Casabonne has held senior management positions at Grolier, Inc., McGraw-Hill Educational Resources and Random House School Division, and he has taught at both the K-12 and college levels.

     Anne Cunningham, Ph.D. Dr. Cunningham is an associate professor of cognition and development at the University of California, Berkeley and the Director of the Joint Doctoral Program in Special Education. She is also a member of the board of the Society for Scientific Study of Reading and a member of the board of directors for American Educational Research Association, Division C. Dr. Cunningham has received the International Reading Association's Outstanding Dissertation of the Year Award and has published over 35 articles in journals such as Development Psychology, Journal of Educational Psychology, Reading and Writing, and The American Educator. Dr. Cunningham is a former classroom teacher and reading resource specialist, having taught preschool and kindergarten through third grade for 10 years. She serves on state and national committees surrounding literacy development and instruction such as the U.S. Reading Excellence Grant expert panel for 2000 and 2001.

     Barry Munitz, Ph.D. Please see "-- Management" for Dr. Munitz's biographical information.

     Ruth Nathan, Ph.D. Dr. Nathan is an instructor at the University of California, Berkeley, extension program and is a classroom teacher. Dr. Nathan co-authored many books on literacy, including: Beginnings of Writing, Classroom Strategies That Work, Writers Express, Writers in the Classroom, The Great Source Daybooks and Source Books for 3rd through 5th grades, and Write on Track, Write Away. Additionally, she has published more than ten articles in journals such as Reading Research Quarterly, Child Development and Language Arts.

     Scott G. Paris, Ph.D. Dr. Paris is a professor in the School of Education and the Chair for the Graduate Program of the Department of Psychology at the University of Michigan, and he is the Site Coordinator of the Center for the Improvement of Early Reading Achievement. He is currently on the board of directors of the National Reading Conference and the editorial boards for Educational Psychologist and Reading Research Quarterly, and has previously served on the editorial boards of numerous journals, including the Journal of Educational Psychology, Child Development and the Journal of Cognitive Education. Dr. Paris is a frequent contributor to scholarly publications in the field of education and developmental psychology. He has had published 10 books and over 70 articles in journals such as Developmental Psychology, Child Development, International Journal of Disability, Development and Education and Educational Psychologist.

     P. David Pearson, Ph.D. Dr. Pearson is the Dean of the Graduate School of Education at the University of California, Berkeley and was previously the John
A. Hannah Distinguished Professor of Education in the College of Education and the Co-Director of the Center for the Improvement of Early

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Reading Achievement at Michigan State University, and was Dean of the College of
Education and the Co-Director of the Center for the Study of Reading at the University of Illinois, Urbana-Champaign. He has been the President of the National Reading Conference and the National Conference on Research in English and has served on the board of directors of the American Association of Colleges for Teacher Education. Dr. Pearson currently serves on the editorial advisory boards of Cognition and Instruction, Educational Assessment, Reading Research Quarterly, Research in the Teaching of English and Reading On-Line. He is a frequent speaker and publisher in the field of reading and education. Dr.
Pearson has had published 12 books and over 100 articles in journals such as Reading Research Quarterly, The Journal of Literacy Research, Language Arts and The Reading Teacher.

OUR PRODUCTS

     We have developed six core platforms, a significant library of related content and more than 25 stand-alone products. Our platforms are hardware devices that work with multiple content sets. Our content comes in the form of memory cartridges and, where applicable, related interactive books, magazines, activity sheets and coloring pages designed for use with specific platforms. Our stand-alone products combine our proprietary technology with a fixed set of content.

  HARDWARE PLATFORMS AND RELATED CONTENT

IMAGINATION DESK
LEARNING
CENTER Our Imagination Desk learning center introduces and helps teach essential preschool skills. Children color individual activity sheets placed on the learning surface, and the pressure of the crayon activates audio feedback that guides them through skills development. The Imagination Desk learning center operates in two modes. In the coloring mode, children can color the preprinted letters, numbers and characters freely while listening to music. In the game mode, as children color, they are introduced to object, letter, number and word recognition. Our technology used in the Imagination Desk platform allows children to obtain immediate audio feedback related to their individual responses to questions. Correct responses are rewarded with encouraging words. Incorrect responses trigger audio hints that lead children to the correct answer.

[IMAGINATION DESK
LEARNING CENTER GRAPHIC]Content Library

Ages 3 to 5
Initial U.S. launch:
Summer 2001
                          - We are developing a 10-book library series under the
                            guidance of the educational experts in our SchoolHouse division, with the goal of introducing children to over 70 specific preschool skill sets. The series will concentrate on developmental areas such as letter recognition, phonemic awareness, numbers, shape recognition, vocabulary, basic science and social studies concepts, health and safety matters and life skills.

                          - Each Imagination Desk learning center comes with a
                            coloring book. An additional 4 books, each with approximately 20 tear-out coloring sheets, are available currently at retail stores, and 5 additional books are scheduled for release by the end of 2002. A weekly curriculum series is available through our Internet website to members of our Never-Ending Learning Club using our Mind Station connector.

                          - We use our own family of Leap characters as well as
                            popular licensed characters, such as
                            Winnie-the-Pooh, to help keep children engaged as they color and learn their way through the library.

                        Available in English, French and Spanish.

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MY FIRST LEAPPAD
LEARNING
SYSTEM Our My First LeapPad learning system encourages preschoolers to take their first steps toward pre-reading and pre-math skills development. It incorporates the same proprietary NearTouch technology of our LeapPad learning system in a platform designed for younger children. Children place a specially designed flip-book and corresponding cartridge in the platform. On the story side, children can hear the story, play a game related to the story, and, using the NearTouch stylus, can touch words and pictures to hear their pronunciation. On the activity side, children can touch words, numbers and pictures to learn about them, or select from three games that help reinforce letter and number recognition, object identification and music. The audio feedback feature gives children the option of using the platform with or without adult supervision.
[MY FIRST LEAPPAD
LEARNING SYSTEM GRAPHIC]

                        Content Library

Ages 3 to 5
Initial U.S. launch:
Summer 2001
                          - We are developing an interactive series with
                            guidance from our educational experts that is designed to help develop skills in reading, math, vocabulary, science, social studies, safety, community awareness and more.

                          - Two books are available currently and six additional
                            books are planned for release by the end of 2002.

                          - The My First LeapPad book series uses our family of
                            Leap characters as well as licensed characters such as Winnie-the-Pooh and, by the end of 2002, Thomas the Tank Engine.

                        Available in English and Japanese.

LEAPPAD LEARNING SYSTEM Our LeapPad learning system, based on our proprietary
                        NearTouch technology, transforms our LeapPad books into audio-interactive learning devices. When children touch words and pictures with the stylus pen, they receive instant audio feedback that helps them sound out and pronounce words, learn to read and build vocabulary. These experiences also reinforce other fundamental learning concepts. The LeapPad learning system allows children to read and learn at their own pace, using educational games, activities, music and positive feedback.
[LEAPPAD LEARNING SYSTEM
GRAPHIC]

                        Content Library

Ages 4 to 8
Initial U.S. launch:
Summer 1999
                             - The retail LeapPad library of over 35 books was
                               developed with guidance from our educational experts and is designed to help children build skills they need to excel in reading, math, vocabulary, science, music, logic and more. The library is divided into LeapLevels so children can learn appropriate skills at appropriate intervals. For Fall 2002, we expect our updated LeapLevels to include:

                               - Leap Start: First category of books designed to
                                 teach and reinforce reading and math readiness skills, such as letter and number recognition and sounds.

                               - Leap Phonics: Ten storybooks and four workbooks
                                 will make up this integrated, step-by-step approach to teaching children phonics, the key to learning how to read.

                               - Leap 1: Helps teach basic reading fundamentals
                                 and vocabulary and expands on phonics
                                 awareness.

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                               - Leap 2: Introduces children to chapter reading,
                                 helps strengthen vocabulary and reading
                                 comprehension and expands children's knowledge through math, science, music and more.

                             - Reading activity sheets are available from our
                               Internet website to members of our Never-Ending Learning Club using our Mind Station connector.

                             - Leap's Pond magazine, which features content from
                               Time for Kids and comes with a parent guide for each issue, is scheduled to mail ten issues per year. Leap's Pond magazine reinforces reading fundamentals with puzzles, games and articles of interest to children. Each issue is available at retail and, for users of our Mind Station connector who download the related flash memory cartridge content from our Internet website, through subscription by mail.

                             - Our library includes titles featuring our Leap
                               family of characters as well as popular
                               characters like Scooby-Doo, Winnie-the-Pooh and Arthur.

                        Sales of our LeapPad platform and related interactive books accounted for approximately 29% of our total net sales in 1999, approximately 41% of our total net sales in 2000 and approximately 54% of our total net sales in 2001.

                        Available in English, French, Italian, Japanese and Spanish.

TURBO TWIST HANDHELDS,
SPELLING, MATH, FACT
BLASTER AND VOCABULATOR
VERSIONS
                        Our Turbo Twist handhelds, marketed under the Quantum Leap brand, let children twist, pound and press the handheld while they learn spelling, math, social studies and vocabulary. Using our proprietary technology, each Turbo Twist platform self-adjusts as the child answers questions to deliver content appropriate for his or her individual skill level.

[TURBO TWIST GRAPHIC]
                        Content Library

1st through 6th grades
Initial U.S. launch:
Summer 1999
                             - Each handheld was developed to reinforce the
                               skills and information children learn in school. Each comes preloaded with spelling, math, social studies or vocabulary questions.

                             - Children can upload their scores using our Mind
                               Station connector to our website and download additional content.

                             - Subscription-based weekly curricula in spelling
                               and math for 1st through 5th grades are also available from our Internet website to members of our Never-Ending Learning Club using our Mind Station connector.

                             - Content cartridges for spelling are currently
                               available at retail for 1st through 5th grades. Additional content cartridges for math, spelling and social studies for 1st through 6th grades are planned for release by the end of 2002.

                             - The newest Turbo Twist Fact Blaster, covering our
                               social studies curricula, will feature BrainQuest licensed content.

                        Available in English, French, Italian and Spanish.

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QUANTUM PAD LEARNING
SYSTEM Our Quantum Pad learning system incorporates design features intended to appeal to 3rd through 5th grade students. The Quantum Pad platform uses our proprietary NearTouch technology as well as our new "write-on" feature that allows students to write directly on erasable transparent plastic pages. We believe this added feature makes the Quantum Pad system effective for use with more complex math and science concepts.

[QUANTUM PAD LEARNING
SYSTEM GRAPHIC]         Content Library

3rd through 5th grades
Expected U.S. launch:
Fall 2002
                          - The Quantum Pad series of books is being developed
                            in conjunction with our educational experts to focus on subjects children are learning in school, such as science, social science, complex reading comprehension, upper level math and the arts.

                             - Fun-Damentals: Curriculum-based books that focus
                               on development in academic subjects such as geography, math and science and a grade-based series of three books that provides children with information on skills essential to the 3rd, 4th and 5th grades.

                             - Great Reader: Encourages reading and builds on
                               more complex reading skills such as
                               comprehension.

                             - Above and Beyond: Introduces new subjects to
                               children including the arts, culture and music.

                          - 14 books are planned for release by the end of 2002,
                            including 6 repackaged LeapPad books initially introduced for children at the upper skill and age range of the LeapPad platform.

IQUEST INTERACTIVE
HANDHELD Our iQuest interactive handheld was initially created specially to assist children in studying for tests at the middle school level. We have created outlines, review games and tips for over 200 major textbooks used in 5th through 8th grade social studies, science and math classes.

[IQUEST INTERACTIVE
HANDHELD GRAPHIC]
                        Content Library

                        -----------------------------------------

5th through 8th grades
and high school
Initial U.S. launch:
Summer 2001
                          - Each iQuest handheld comes pre-loaded with a 40,000
                            word pocket version of the Merriam-Webster dictionary and a cartridge with over 1,000 basic fact questions created in conjunction with The Princeton Review, as well as a program that lets children input addresses and phone numbers.

                          - Through our Internet website using our Mind Station
                            connector, members of our Never-Ending Learning Club will be able to download to the iQuest over 7,000 chapter outlines and test questions from over 200 textbooks used in schools across the country by the end of 2002. We also plan to have cartridges containing this content available at retail by the end of 2002.

                          - By the end of 2002, we plan to launch our line of
                            test preparatory materials licensed from Kaplan, so that students can use their iQuest handheld to study for the PSAT, SAT and ACT standardized tests. We expect that the workbook and corresponding content cartridge will be available at retail stores as well as over the Internet using our Mind Station connector.

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  STAND-ALONE PRODUCTS

     Our more than 25 stand-alone educational products are primarily self-contained interactive plush toys and other learning tools designed for children who are too young to use our platforms effectively. These stand-alone products help develop fine motor skills and color, sound and letter recognition. These products are generally affordable and simpler to localize for foreign markets than our platform and content suites. Some of our more popular current products for infants and toddlers include:

     - Discovery Ball -- an interactive musical ball that lights up, plays music and recites the letters of the alphabet as babies touch and roll it;

     - Learning Drum -- a pound and learn interactive musical drum that helps teach response skills by introducing the alphabet and numbers 1 through 10; and

     - Alphabet Pal -- a pre-reading tug-along caterpillar that sings the alphabet song and reinforces color and letter recognition.

We plan to launch ten more stand-alone products for infants and toddlers by the end of 2002, including:

     - LeapStart Learning Table -- a learning table designed to refine motor skills, introduce letters and numbers and encourage development;

     - Leap's Phonics Railroad -- a train set designed to teach the alphabet and phonics; and

     - Learning Hoops -- a basketball hoop that reinforces letters, counting and numbers.

     For older children, our Explorer globe is an interactive, touch-sensitive globe utilizing our NearTouch technology that introduces interesting facts about continents, countries, capitals, currency and more. We plan to introduce a globe designed specifically for very young children by the end of 2002.

  SCHOOLHOUSE

     Our SchoolHouse division, part of our Education and Training group, offers supplemental school curriculum programs that incorporate our proprietary technology platforms and research-based instructional principles. Our flagship SchoolHouse product is the Literacy Center, a curriculum for reading instruction with pre-K, kindergarten and grade 1+ editions. The curriculum has been designed to meet state and federal standards for instruction in language development, phonemic awareness and phonics, and has already been adopted as an approved, standards-based supplemental reading curriculum in certain grade levels in four states, including California for K-2 classrooms. The programs include whole-class instruction with small-group and individual work using our LeapPad platform outfitted with headphones, our LeapDesk and LeapMat interactive products and an array of posters, books and sing-along music for the classroom. We have developed a series of more than 25 interactive LeapPad books specifically designed for use with our SchoolHouse products, and we plan to have more than 65 books and over 260 activity cards for our LeapPad platform available for U.S. schools by the end of 2002. These interactive books generally focus on specific skills that are the building blocks of reading, such as phonemes, phonics and sentence structure, and are generally shorter than the books we sell through our U.S. Consumer division. We offer manuals to help teachers incorporate the books, activity cards and other materials into an effective lesson plan. Some packages include backpacks to encourage students to take their LeapPad platforms home for additional practice and parental involvement.

     By the end of 2002, we plan to launch our Language First! program, an English Language Development program. This program for grades K-2, also referred to as English as a second language or ESL, is designed to help teach English to children for whom English is not their primary language. By the end of 2002, we plan to release 36 interactive LeapPad books as part of our Language First! curriculum. Over the past few years, many states and school districts have moved away from bilingual education for non-English speakers in favor of English immersion programs. The Language First! program is designed to help children to gain these required language skills.

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     We also plan to launch our LeapTrack system by the end of 2002. The
LeapTrack system is an instructional management system using the LeapPad platform, re-writable flash memory cartridges, a LeapPort cartridge station and a CD-ROM-based computer program to assess students in kindergarten through 5th grade in principal subject matters at least three times per year. Test results are uploaded from the LeapPad platform via the re-writable flash memory cartridge to the management system for immediate scoring and evaluation. These tests correspond to state standards, giving teachers an early opportunity to monitor the performance of their students in these areas. Based on each student's individual results, the system then prescribes instructional content for the student, which is available for immediate download via the re-writable flash memory cartridge to their LeapPad platform. The LeapTrack system includes 12 LeapPad platforms for the classroom and is expected to have a list price of approximately $2,500.

  INTERNATIONAL

     Our international strategy includes the creation of LeapFrog and Quantum Leap products in foreign languages as well as marketing English-language products as tools for learning English as a foreign language. To date, our products have been marketed and sold in five languages and more than 25 countries, including the United Kingdom, Canada and Japan. We currently sell our Imagination Desk, My First LeapPad and LeapPad platforms in countries where we have created content for our platforms in the local language. We have created Queen's English content for the U.K. market and have developed a variety of our content in other languages, including French, Japanese and Spanish. In the United Kingdom, we sold approximately 100,000 LeapPad platforms and approximately 180,000 LeapPad interactive books in 2001. In Canada, during the same period we sold more than 65,000 LeapFrog platforms and more than 100,000 LeapPad books. In Japan, in 2002, we began selling our Quantum Pad platform to Benesse Corporation, a supplemental educational materials company. Benesse is distributing these platforms under the QPad brand name and providing them to the 7th grade subscribers of its subscription-based educational program for the Japanese school year that began in April 2002. In March 2002, we began selling our LeapPad platform to the consumer market in Japan under the CoCoPad brand name through our relationship with Sega Toys. We plan to market and sell local language versions of some of our stand-alone products, including French and Spanish versions of the Discovery Ball and the Learning Drum. These stand-alone products, with their limited set of content, are typically easier to localize than our platform and content suites. Finally, we sell our English language content internationally through consumer retail and educational channels and believe that significant opportunities exist to market our products as tools to learn English as a foreign language.

ADVERTISING AND MARKETING

     Our advertising and marketing strategy is designed to establish LeapFrog as the leading provider of engaging, effective and affordable learning solutions for the preschool through high school audience and as a brand that parents and educators will use to supplement a child's educational needs. We use a variety of advertising and marketing tools to implement our strategy, including:

     - Network and national cable television advertisements. We launched our "Learn Something New Every Day" campaign in Fall 2001, which highlights the educational nature and extended life of our products. This campaign is ongoing, and we plan to continue it through at least the end of 2002.

     - National print advertisements. In Fall 2001, we ran our "Learn Something New Every Day" print campaign in national magazines such as People, O, Parents, Parenting and Good Housekeeping, highlighting the features and benefits of our products, and we are continuing this campaign in 2002.

     - Cooperative print advertisements in local newspapers with key retail chains. These advertisements, run by our retail partners such as Toys "R" Us, Wal-Mart, Kmart and Target, highlight the availability of particular LeapFrog and Quantum Leap products at these retail outlets.

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     - Learning Centers.  We plan to install versions of our Learning Center shelf displays inside key retail stores, highlighting our LeapFrog and Quantum Leap brands as the "one stop" solution for technology-based educational products.

     - Public relations. We have received additional brand exposure through television appearances by senior management and other television spots showcasing our products, often during the key holiday season.

In 2001, we spent approximately $30.1 million on advertising and marketing, largely on television and co-op advertising during the holiday season. We plan to increase our advertising and marketing budget in the future, including expenditures on campaigns during the spring and summer months, to foster increased year-round sales of our products.

     As of March 31, 2002, our marketing team comprised 42 full-time employees.

SALES AND DISTRIBUTION

  U.S. CONSUMER

     We market and sell our products primarily through national and regional mass-market retail stores as well as specialty toy stores. In 2001, sales of our products to Toys "R" Us, Wal-Mart, Kmart and Target accounted for over 80% of net sales in our U.S. Consumer segment. Our remaining U.S. Consumer retail sales came from sales of our products to specialty toy stores and, to a lesser extent, to book, electronics and office supply stores and other retailers.

     Our sales team works in conjunction with store buyers from our key retailers to forecast demand for our products, develop the store floor footprint, secure retail shelf space for our products and agree upon pricing components, including cooperative advertising allowances. The large retail chains generally provide us with a preliminary forecast of their expected purchases of our products early in the year. While these and subsequent forecasts are not contractually binding, they provide important feedback that we use in our planning process throughout the year. We work closely with our key retailers during the year to establish and revise our expected demand forecasts and plan our production and delivery needs accordingly. Most retailers issue purchase orders to us as they need product. Based on these purchase orders, we prepare shipments for delivery through various methods. For large retail chains, we generally deliver our products directly to these retailers' warehouses in China from our manufacturing partners in China. For our smaller retailers, we generally ship our products to our contract warehouse in Ontario, California, and from there to the retailers' respective locations. We sell to smaller retail stores through a combination of sales representatives and direct salespeople.

     We believe direct content sales to consumers enables us to deliver added value to the purchasers of our Internet-enabled platforms at retail. With our Mind Station connector, a peripheral device purchased at retail, members of our subscription-based Never-Ending Learning Club or their parents can download additional content from our Internet website to re-writable cartridges and, where applicable, print the related activity sheets. By using the Internet as a content delivery channel, we are able to offer more content than we could offer pre-packaged on our available retail shelf space. Additionally, subscribers using our Turbo Twist handhelds can upload logged performance information, view assessment reports and receive personalized recommendations for the next set of content to download. Currently, we offer free six-month trial memberships to our Never-Ending Learning Club with the purchase of our Mind Station connector. Because we only recently launched our Never-Ending Learning Club, virtually all of our current subscribers are still using their free six-month trial membership.

     As of March 31, 2002, our U.S. retail sales and sales support team comprised 30 employees and our team of dedicated personnel focused on direct sales of content to consumers comprised 3 employees.

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  EDUCATION AND TRAINING

     Our Education and Training group targets U.S. pre-K through 5th grade classrooms as well as teacher supply stores and catalogs through our SchoolHouse division. To date, using our in-house sales team as well as independent sales representatives, we have sold over 7,500 Literacy Centers, and we believe these products are being used in an estimated 7,500 classrooms. We plan to grow our sales team significantly over the next few years to encourage a more focused sales effort and increase our penetration of the school market.

     Our Education and Training group's dedicated sales, marketing, content development and operations team comprised 66 employees as of March 31, 2002.

INTERNATIONAL

     In 2000, we established our U.K. office, located outside London, England, which sells our products directly to Woolworth's, Early Learning Centres, Toys "R" Us and other leading U.K. retailers. Our emerging success in penetrating the U.K. market is exemplified by the British Association of Toy Retailers choosing our LeapPad platform as the top preschool toy for 2001-2002. Our U.K. office also coordinates distribution of our U.K.-localized Queen's English products into Australia and South Africa. As of March 31, 2002, we had 11 employees in our U.K. office. We also have a satellite office in Hong Kong that helps us serve various Asian markets in addition to overseeing manufacturing of our products. We will consider opening additional offices in markets as local conditions warrant. We began selling directly to retailers in Canada in June 2002, and we are planning to sell directly to retailers in France.

     Pending the establishment of appropriate overseas offices or subsidiaries, we utilize simple distribution arrangements to sell our products in other non-English speaking countries, using separate distributors for the consumer and school markets as appropriate. In markets where we do not establish direct sales, we plan on continuing to use these distribution arrangements. Paralleling our segmentation of the U.S. market between consumer and school markets, we believe that overseas markets represent similar dual opportunities. Although we plan to develop most key consumer markets directly, we expect to seek a strategic education partner in key overseas markets given the costs and challenges associated with developing country-by-country curricula.

     We currently have distribution arrangements with distributors in countries such as Spain, Korea and Australia. In January 2002, recognizing that the Japanese market posed special distribution and localization challenges, we announced strategic relationships with Benesse Corporation and Sega Toys. Benesse Corporation will assist us in developing the Japanese supplemental educational materials market by distributing a co-branded version of our Quantum Pad platform under the QPad name to its 7th grade subscribers. Additionally, we expect that Benesse Corporation will be developing original educational content in Japanese and English for interactive books to be used with the QPad system. In March 2002, Sega Toys began distributing the CoCoPad system, a co-branded, modified version of our LeapPad platform, and we expect that Sega Toys will develop original Japanese-language content for interactive books to be used with the CoCoPad system.

     Our international sales team, including our U.K. office, comprised 23 employees as of March 31, 2002.

RESEARCH AND DEVELOPMENT

  HARDWARE AND SOFTWARE DEVELOPMENT

     To develop our products and content, we have assembled a team of technologists with backgrounds in a wide variety of fields including education, child development, hardware engineering, software development, video games and toys. We have developed internally each of our platforms and stand-alone products.

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     We have successfully developed proprietary technologies that we use across a number of products in the markets we serve. We have made innovations in the areas of touch detection technology, speech compression, music synthesis and content generation. By combining technology developments with the ability to target mixed signal ASIC integration, we have been able to add features at comparatively low cost.

     We have built internal expertise in hardware design, hardware synthesis, mixed signal custom ASIC design, real-time embedded systems, software design, tools for packaging and compiling product content and mechanical engineering. The research and development team participates in all phases of the product development process from concept through manufacturing launch.

     In 2001, 2000 and 1999, we had product development and engineering expenses of $23.4 million, $12.5 million and $3.7 million, respectively.

     Our hardware and software engineering, research and development team, located in our Los Gatos, California facility, comprised 52 employees as of March 31, 2002.

  CONTENT DEVELOPMENT

     Our dedicated content production department has designed a large majority of the art, audio and other content for our interactive books, Leap's Pond magazine, activity sheets, coloring pages and stand-alone products, applying our own pedagogical approach that is based on established educational standards. Our content development group is responsible for creating a substantial portion of our new content available for download from our Internet website using our Mind Station connectors. Most of the members of our content production team have prior experience in the education, entertainment and educational software or video game industries.

     We have developed a portion of our content using licensed characters such as Winnie-the-Pooh and Arthur, and we plan to increase the use of licensed characters in our LeapPad interactive books and other content with planned launches of books featuring Thomas the Tank Engine and Bob the Builder by the end of 2002. In addition, by the end of 2002, we plan to offer licensed BrainQuest content for our Turbo Twist handheld and test preparation materials from Kaplan, Inc. for use with our iQuest handheld.

     We launched our Developer's Studio in July 2001, a team dedicated to creating software tools that help turn the content designed by our content developers into interactive books and activity sheets that work with our various platforms. The tools developed by this team have shortened the time-to-market for our new interactive books. In an effort to increase the amount and variety of content available for our platform products, we have begun to make these tools available to outside developers as well. In addition, our Developer's Studio team trains and provides technical support to internal and external content development teams, and works with our production team to turn our internally developed content into interactive books. Finally, this team is responsible for managing the business relationships with our growing community of third party developers that are trained to create content for our platforms.

     We also have a team of Internet-focused developers and engineers who create and design the interactive content for our Turbo Twist and iQuest platforms. This team works closely with our product development and hardware engineering departments to develop Internet-enabled content for our other platform products and also designs, manages and hosts our branded website, which is the access point for consumers to download selected content via our Mind Station connector.

     In 2001, 2000 and 1999, we had content development expenses of $14.9 million, $3.6 million and $0.8 million, respectively.

     As of March 31, 2002, we had a total of 168 employees in our product development, content production and Internet groups.

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INTELLECTUAL PROPERTY

     We believe that the protection of our patents, trademarks, trade dress, copyrights and trade secrets is critical to our future success, and we aggressively protect our proprietary rights through a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures, nondisclosure agreements and other contractual agreements. As of March 31, 2002, we had over 15 utility and design patents issued by the U.S. Patent and Trademark Office, as well as 14 issued internationally. These include 16 patents related to our LeapPad platform technology, which do not expire before 2016. Additionally, we have filed over 60 patent applications pending in the United States and other countries. We cannot assure you that any of our pending patent applications will result in the issuance of any patents, or that, if issued, any of these patents, or our patents that have already issued, will offer protection against competitors with similar technology. As of March 31, 2002, we also had over 25 U.S. trademark registrations, including for marks incorporating "LeapFrog" (13 registrations) and the "LeapPad" and "NearTouch" marks, as well as over 40 foreign trademark registrations. We also rely upon trade secrets, technical know-how and continuing invention to develop and maintain our competitive position. For a discussion of how our intellectual property rights may not prevent our competitors from using similar or identical technology, see "Risk Factors -- Our intellectual property rights may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results." For a discussion of how our intellectual property rights may not insulate us from claims of infringement by third parties, see "-- Legal Proceedings" and "Risk Factors -- Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, which may cause us to incur significant litigation or licensing expenses or to stop selling some or all of our products or using some of our trademarks."

MANUFACTURING, LOGISTICS AND OTHER OPERATIONS

     Our manufacturing and operations strategy is designed to maximize the use of outsourced services and to concentrate our internal resources on product development, sales and marketing. We believe our outsourcing strategy also enhances the scalability of our manufacturing efforts. We use several turnkey contract manufacturers to source components and build finished products to our specifications. We currently use five contract manufacturers located in mainland China to build our finished products, which are selected based on their technical and production capabilities and are matched to particular products to achieve cost and quality efficiencies. During the years from 1999 to 2001, Jetta Company Limited, one of our manufacturers in China, supplied 23%, 37% and 35% of our products, respectively, and our top three manufacturers combined supplied a total of 40%, 62% and 53% of our products, respectively. We have our own quality assurance employees on site at each of our contract manufacturers. While some of our products are manufactured at multiple facilities, Jetta is currently the sole manufacturer of our LeapPad platforms and some of our other products. For information as to how this concentration of manufacturing could affect our business, see "Risk Factors -- We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely manner and in sufficient quantities."

     Based on our net sales in 2001, major retailers and international distributors took title to approximately one-third of our products directly from our manufacturing facilities in China. However, the majority of our products are shipped directly to our contract warehouse in Ontario, California and are later shipped to meet the demands of our major U.S. retailers and other smaller retailers and distributors throughout the U.S. In May 2002, we began using a contract warehouse in Chino, California, primarily for smaller shipments to our SchoolHouse customers and other specialty accounts. We use Oracle database software and our internal information technology infrastructure to manage our financial, inventory, customer and sales data and product development efforts, and we believe these systems will be sufficient for our needs for the foreseeable future.

     As of March 31, 2002, we had 72 employees devoted to manufacturing logistics and operations.

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CUSTOMER SERVICE

     We believe that our ability to establish and maintain long-term relationships with consumers and retailers depends, in part, on the strength of our customer support and service operations. We encourage and utilize frequent communication with and feedback from our customers and retailers to continually improve our products and service. Our customer service center operates 24 hours a day, 7 days a week during peak periods, specifically from November through January, and 14 hours on weekdays, and 9 hours on Saturdays during off-peak periods. We offer toll-free telephone support for consumers and retailers who prefer to talk directly with a customer service representative. We also respond to email inquiries received through our website. As of March 31, 2002, we had 7 in-house customer service representatives who oversee and coordinate our customer service activities with our third-party customer service provider. In addition, on our website, we have a knowledge resource link that directs consumers to a frequently asked questions section, which we update as we receive consumer feedback. We also have a dedicated retail sales service team. This team, which included 15 employees as of March 31, 2002, works with our top retailers and provides point-of-sale related analysis for better forecasting and inventory plans. Our service operations are based in our Emeryville, California facility.

COMPETITION

     We compete primarily in the preschool category and the electronic learning aids category of the U.S. toy industry and, to some degree, in the overall U.S. and international toy industry. We believe the principal competitive factors impacting the market for our products in retail stores are brand, design, features, educational soundness, quality and price. We believe that we compare favorably with many of our current competitors with respect to some or all of these factors. Our current principal competitors in the toy industry compete in the preschool category and include Hasbro, Inc., Mattel, Inc. and VTech Corporation. Based on information from industry sources, we believe Mattel has demonstrated to retailers a prototype product having functionality similar to that of our LeapPad platform for possible introduction in 2003 under Mattel's Fisher-Price brand. In January 2002, Toshiba Corporation, Takara Co. Ltd. and Dai Nippon Printing Co. Ltd. announced their intention to develop and promote an interactive educational platform product in Japan. We also compete with educational software publishers, such as Knowledge Adventure (a subsidiary of Vivendi Universal Publishing), whose products are gaining increased distribution at mass retailers and electronics and toy stores. We believe that producers of popular game platforms and smart mobile devices, such as personal digital assistants, and software are well situated to compete effectively in our primary markets by developing engaging educational products that run on their platforms. These companies have significantly larger installed bases than we do. We are also beginning to cross over into their markets with products such as our iQuest handheld device. In addition, a number of major hardware and software makers have developed pen-based portable computers like the Tablet PC that could compete with some of our products, such as our LeapPad and Quantum Pad platforms. Consequently, future competitors may include companies like Acer Inc., Apple Computer, Inc., Fujitsu Limited, Handspring, Inc., Hewlett-Packard Company, Microsoft Corporation, NEC Corporation, Nintendo Co., Ltd., Palm, Inc., Sega Corporation, Sony Corporation and Toshiba. Many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do.

     Our SchoolHouse division competes in the supplemental educational materials market. We believe the principal competitive factors affecting the market for our products in the school market are educational soundness, proven effectiveness, brand, features and price. Our SchoolHouse division faces competition in the supplemental curriculum market from major textbook publishers such as Harcourt (a division of Reed Elsevier), Houghton Mifflin (a subsidiary of Vivendi Universal Publishing), McGraw-Hill, Pearson plc and Scholastic Corporation, as well as electronic educational material and service providers such as Knowledge Adventure, Lightspan, Inc., Renaissance Learning and Riverdeep Group plc. Our test preparation products may compete on a national level with offerings from established companies such as Kaplan, Inc., Sylvan Learning Centers and The Princeton Review, some of which currently license content to us. We also face competition from many local and regional companies that provide test preparation and test performance

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assessment to students. Many of the companies with whom we compete have significantly more experience in the supplemental educational materials market and greater resources than we do.

     In the future, large entertainment companies such as Viacom International, Inc. and Walt Disney Co. may begin to target the school markets. For a discussion of the possible effects that competition could have on our business, see "Risk Factors -- If we are unable to compete effectively with existing or new competitors, our net sales and market share could decline."

EMPLOYEES

     As of March 31, 2002, we had 503 full-time employees, including: 84 in sales and sales support, 52 in hardware and software engineering; 190 in product development, Internet and content production; 72 in manufacturing, logistics and operations; 42 in marketing; and 63 in finance, general and administrative. Of these employees, 357 worked in our Emeryville, California headquarters; 49 worked at our Los Gatos, California office; 11 worked in our U.K. office; 41 worked in Hong Kong and China; 14 worked in our Education and Training segment's sales office in Austin, Texas; 8 worked in our office near Chicago; and 23 worked in satellite sales offices, out of their homes or on site at third-party locations. We intend to hire additional employees as needed at each of our facilities. We also retain independent contractors to provide various services, primarily in connection with our software development and sales activities. We are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good.

PROPERTIES

     Our headquarters are located in Emeryville, California, where we occupy approximately 71,000 square feet of office space under a lease that expires in January 2006. Our headquarters are used for the operation of our three business segments. We currently lease approximately 14,500 square feet in Los Gatos, California, for our engineering, research and development operations related to our three business segments under a lease that expires in January 2007. We also currently lease approximately 3,500 square feet for our office in Austin, Texas, expiring in August 2003, which we use for our Education and Training segment, and we sub-lease approximately 2,000 square feet of office space near Chicago, Illinois through October 2002, which is used for our U.S. Consumer segment. In Hong Kong, we have office space of approximately 5,200 square feet under leases expiring between November 2002 and April 2003, which is used for all three of our business segments, and near London, England, we have office space of approximately 2,500 square feet under a lease expiring in September 2005, which is used for our International segment. Finally, we lease approximately 4,600 square feet in New York City for use as a trade showroom. We believe that our facilities are adequate for our current needs, and suitable additional or substitute space will be available in the future to replace our existing facilities, if necessary, or accommodate expansion of our operations.

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LEGAL PROCEEDINGS

     In the ordinary course of our business, we are from time to time subject to litigation, including:

  LEAPFROG ENTERPRISES, INC. V. MODERN TEACHING AIDS PTY LTD.


     In May 2002, we filed a lawsuit in federal court in Australia against Modern Teaching Aids Pty Ltd., or MTA, for importing and selling the VTech Smart Book, which we believe infringes our Australian Patent No. 662,125, granted in December 1995. We are seeking both damages and injunctive relief. MTA filed its defense to the suit in July 2002. We believe that our positions have merit, and we intend to pursue these claims vigorously. Because the lawsuit is in the pre-trial discovery stage, we cannot determine the outcome of this matter or any possible response by MTA at this time.


  LEAPFROG ENTERPRISES, INC. V. FRANKLIN ELECTRONIC PUBLISHERS, INC.


     In April 2002, based in part on assertions by Franklin Electronic Publishers, Inc. that a number of our products, including our Mind Station and Leap Link connectors, our Turbo Twist and LeapPad platforms, our School-Time LeapTop and the Never-Ending Learning Club web pages infringe, contributorily infringe or induce infringement of United States Patent No. 5,203,705, issued to Franklin, we filed a lawsuit against Franklin in federal district court in California seeking declaratory relief that the patent is invalid, unenforceable and not infringed. In April 2002, Franklin filed an answer and counter-claim denying the allegations in our complaint, and contending that the action should be transferred to federal district court in New Jersey and that we have willfully infringed, actively induced infringement of and contributorily infringed the patent by making, using, selling and offering for sale products covered by one or more claims of the patent. Franklin seeks unspecified monetary damages, treble damages and injunctive relief. In May 2002, we filed our reply denying Franklin's counterclaim. In July 2002, Franklin filed a complaint against us and one of our finished goods manufacturers with the U.S. International Trade Commission, or ITC, requesting an investigation into whether the importation, distribution and sale of a number of our products, including our Mind Station connector, our Turbo Twist platforms, our LeapPad, My First LeapPad, Imagination Desk and iQuest platforms, our School-Time LeapTop and portions of our web pages and components thereof directly infringe, induce infringement or contributorily infringe one or more claims of Franklin's patent. The complaint seeks a permanent exclusionary order and a permanent cease and desist order barring the entry of these products into the United States and other injunctive relief. We plan to seek a stay of our lawsuit in federal court pending resolution of the proceeding before the ITC. We believe that our positions have merit, and we intend to pursue these claims vigorously. Additionally, we believe we have meritorious defenses to Franklin's countersuit and to the claims alleged in the ITC proceeding. However, if our defenses are unsuccessful, the litigation and the ITC proceeding may affect our ability to import and sell some of our products. Because the investigation before the ITC has not been initiated and because the lawsuit is still in the pre-trial discovery stage, we cannot determine the total expense, or possible loss, if any, resulting from these proceedings.


  GENERAL CREATION LLC, ET AL. V. LEAPFROG ENTERPRISES, INC. ET AL.

     In January 2002, General Creation LLC filed a lawsuit against us and against Knowledge Universe in federal district court in Virginia alleging that by making, using, importing and selling reading toys, namely our LeapPad platforms, we were infringing United States Patent No. 5,795,213. General Creation seeks unspecified monetary damages, including triple damages based on its allegation of willful infringement, attorneys' fees and injunctive relief. We joined Knowledge Universe in filing a motion to dismiss based on lack of personal jurisdiction over Knowledge Universe, or in the alternative, to transfer the suit to a federal district court in California. In response, General Creation filed a motion to dismiss Knowledge Universe and an opposition to our motion to dismiss or transfer the suit. Knowledge Universe has subsequently been dismissed as a party to the lawsuit and our transfer motion has been denied. We filed an answer and counterclaim seeking declaratory relief that the patent is invalid, unenforceable and not infringed. We believe that we have meritorious defenses to General Creation's claims, including both non-infringement and invalidity defenses, and we intend to defend the suit vigorously. However, our defenses may be
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

unsuccessful and the litigation may affect our ability to make or sell some of our platforms. Because the lawsuit is still in the pre-trial discovery stage, we cannot determine the total expense or possible loss, if any, that may result from this claim.

  LEAP INTO LEARNING, INC. V. LEAPFROG ENTERPRISES, INC.

     In June 2001, Leap Into Learning, Inc., formerly known as Brightware, Inc., filed a lawsuit against us in federal district court in Nebraska alleging that our use of the phrases "Leap Into" and "Leap Into Learning" in connection with certain of our products infringes Leap Into Learning's alleged trademarks in those phrases. Leap Into Learning seeks unspecified monetary damages and injunctive relief. We denied the allegations and asserted various defenses, and also filed counterclaims seeking a declaratory judgment that Leap Into Learning's alleged trademarks are invalid and not infringed, and also seeking to cancel Leap Into Learning's federal trademark registration. We participated in a mediation on June 27, 2002. While we deny any liability to Leap Into Learning, we have enacted procedures to stop using the phrase "Leap Into" in connection with the products accused of infringement by Leap Into Learning. We believe that the resolution of this matter will not materially harm our business or operating results. Because the lawsuit is still in the pre-trial discovery stage, we cannot determine the total expense or possible loss, if any, that may result from this claim.

  PUBLICATIONS INTERNATIONAL, LTD. V. LEAPFROG ENTERPRISES, INC.


     In May 2001, Publications International, Ltd., or PIL, filed a lawsuit against us in federal court in Illinois alleging that we are infringing PIL's alleged common law, or unregistered, trademark LEAP FROG for children's books. PIL's complaint seeks unspecified monetary damages, injunctive relief and cancellation of our U.S. trademark registration for LEAPFROG for coloring books, children's books, children's activity books and educational books. We have denied the allegations and asserted various defenses. We have also counter-sued PIL for infringement by PIL of three of our federally registered LEAPFROG trademarks, including one that we acquired in 1996 from another company. In response, PIL denied our counterclaims and asserted various defenses, including that we abandoned the acquired mark. Our efforts to resolve this dispute through mediation in November 2001 were unsuccessful. In June 2002, PIL obtained court approval to file an amended and supplemental complaint. The amended complaint alleges "reverse confusion," that is, that purchasers and users of PIL's LEAP FROG-branded products are likely to be confused into thinking the products emanated from or were approved or sponsored by us. It also alleges that the trademark registration we acquired in 1996 has been abandoned and also is invalid because, prior to our acquisition of it, persons unrelated to us made false statements to the U.S. Patent and Trademark Office in order to maintain the registration. In addition, it alleges that its unregistered trademark rights predate our other registrations. It further alleges that we have engaged in false advertising and unlawful business practices in connection with our LEAPFROG and other LEAP-formative trademarks, that is, trademarks incorporating "LEAP", used for our products, trade name and corporate name. The amended complaint seeks damages and other monetary relief in excess of $10 million, which it asks to be trebled, punitive damages in the amount of $5 million, cancellation of our U.S. registrations for LEAPFROG and other LEAP-formative trademarks, and an injunction barring us from using such terms as trademarks, trade names or a corporate name. We have moved to dismiss three of the seven claims in the amended complaint, and we intend to file additional pleadings denying many of its material allegations and asserting various defenses, which we believe have merit. We intend to defend the suit vigorously. However, our defenses may be unsuccessful, and, if so, we may have to cease using the LEAPFROG trademark and our other LEAP-formative trademarks on some or all of our products. Because the lawsuit is in the pre-trial discovery stage, we cannot determine the total expense or possible loss, if any, that may result from this claim.


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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information with respect to our executive officers and directors as of July 5, 2002:

NAME                                   AGE                           POSITION
----                                   ---                           --------
Michael C. Wood......................  49    Chief Executive Officer, President, Vice Chairman and
                                             Director
Thomas J. Kalinske...................  57    Chairman and Director
Paul A. Rioux........................  56    Vice Chairman and Director
Timothy M. Bender....................  41    President, Worldwide Consumer Group
Robert W. Lally......................  41    President, SchoolHouse Division and Executive Vice
                                             President, Education and Training Group
James P. Curley......................  46    Chief Financial Officer
Mark B. Flowers......................  43    Executive Vice President, Chief Technology Officer
L. James Marggraff...................  43    Executive Vice President, Content
Jeffrey Berg.........................  55    Director
Steven B. Fink.......................  51    Director
Stanley E. Maron.....................  54    Director
Barry Munitz.........................  60    Director
Stewart A. Resnick...................  65    Director
Sarina D. Simon......................  53    Director

     Each officer serves at the pleasure of the board and is subject to removal by the board with or without cause.

     Michael C. Wood has served as our Chief Executive Officer since March 2002 and as our President and Vice Chairman of our board of directors since September 1997. He served as the Chief Executive Officer of LeapFrog RBT, LLC, our predecessor limited liability company, from its inception in January 1995 until September 1997. Mr. Wood founded LeapFrog in 1995 after developing the patented Phonics Letters and Phonics Desk products. Before founding LeapFrog, Mr. Wood served as partner at Cooley Godward LLP, a national law firm, where he specialized in venture capital and emerging technology law. Mr. Wood also serves on the board of directors of Sangamo Bioscience, Inc., a biotechnology company. He earned his B.A. at Stanford University and also has a J.D. from the University of California, Hastings College of the Law, and an M.B.A. from the University of California, Berkeley.

     Thomas J. Kalinske has served as the Chairman of our board of directors since September 1997 and served as our Chief Executive Officer from September 1997 to March 2002. Since 1996, he has served as the President of Knowledge Universe. From 1990 to 1996, Mr. Kalinske served as President and Chief Executive Officer of Sega of America. Prior to that, he was President and Chief Executive Officer of the Universal Matchbox Group from 1987 to 1990. Prior to that, he served as President and Co-Chief Executive Officer of Mattel, Inc. Mr. Kalinske has served as Chairman of the Toy Manufacturers Association of America, and in 1997, he was inducted into the Toy Industry Hall of Fame. He also is a member of the board of the Milken Family Foundation, the National Foundation for the Improvement of Education and the RAND Education Board. He earned a B.S. from the University of Wisconsin and an M.B.A. from the University of Arizona.

     Paul A. Rioux was elected to our board of directors in January 2001 and has also served as our Vice Chairman and has implemented our planning, manufacturing and operating strategy since January 2001. Mr. Rioux worked as an independent consultant from June 1999 to December 2000, and worked almost exclusively for us in that capacity from August 2000 to December 2000. Prior to joining us, Mr. Rioux also served as President of Universal Studios New Media Group, the technology, Internet and video games business unit of Universal Studios, from May 1996 to May 1999. Prior to that, he worked at Sega of

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

America from 1989 to 1996, most recently as an Executive Vice President. Mr. Rioux also served as Chief Operating Officer of Wonderline Toys, Inc. from 1986 to 1988 and worked at Mattel, Inc.'s Toys and Electronics divisions from 1973 to 1985, most recently as its Senior Vice President. Mr. Rioux has a B.S. and an M.S. from the California State University at Northridge.

     Timothy M. Bender has served as our President of Worldwide Consumer Group since January 2002, and served as our Senior Vice President of Sales and Marketing from July 1999 to December 2001 and as our Senior Vice President of Sales from November 1997 to June 1999. Prior to joining us, he served as the Director of National Accounts at Yes! Entertainment Corporation, a toy and entertainment products company, from October 1994 to January 1997, and as Senior Vice President of Sales from February 1997 to October 1997. Yes! Entertainment filed for federal bankruptcy protection in February 1999. Prior to that, Mr. Bender was at Lego Systems, Inc. since 1984, most recently as a Senior National Account Manager. Mr. Bender has a B.S. from Bradley University.

     Robert W. Lally is a co-founder of LeapFrog RBT and has been with us since our business began in 1995. He has served as President of our SchoolHouse division since March 1999 and has served as Executive Vice President of our Education and Training Group since January 2002. From March 1995 to February 1999, Mr. Lally was responsible for finance, accounting, distribution, production, planning, purchasing, recruitment and operations as our Chief Financial Officer. Prior to joining LeapFrog, he was Chief Financial Officer and Vice President of Operations at the Republic of Tea from July 1992 to March 1995, where he managed all financial, accounting, administrative and operational aspects, and he was a manager at Price Waterhouse from 1983 to 1991, where he consulted with emerging growth companies. Mr. Lally has a B.S. from the University of Oregon and an M.B.A. from the Wharton School of Business.

     James P. Curley has served as our Chief Financial Officer since December 2001. Prior to joining us, he served as Chief Financial Officer of Open Table, Inc., an online customer relationship management company focusing on the food service industry, from October 2000 to August 2001. From January 1998 to December 2001, Mr. Curley founded and served as President and Chief Executive Officer of Four Green Fields, a specialty retailer. From July 1992 to January 1998, he served as Senior Vice President and Chief Financial Officer, and additionally from February 1996 as Chief Administrative Officer and a member of the board of directors, of The Gymboree Corporation. From 1989 to 1992, Mr. Curley was Senior Vice President and Chief Financial Officer of Gantos, Inc., a retailer of women's apparel, and from 1985 to 1989, he was Vice President and Chief Financial Officer of Huffman-Koos, Inc., an upscale furniture retailer. Mr. Curley served on the board of directors and was chairman of the audit committee of West Marine Corporation, a publicly traded boating goods retailer, from 1993 to May 2001. Mr. Curley is a certified public accountant and received his B.B.A. from Texas A&M University.

     Mark B. Flowers has served as our Executive Vice President, Chief Technology Officer since January 2002. Previously, he served as our Vice President of Technology from January 2001 to December 2001, and as our Vice President of Engineering from July 1998 to December 2000. Prior to joining us, Mr. Flowers was Vice President of Hardware Engineering and a director of Explore Technologies, Inc. from September 1995 until we acquired substantially all of Explore Technologies' assets and business in July 1998. From 1990 to 1995, Mr. Flowers ran his own Silicon Valley consulting business, whose clients included Hewlett Packard and 3Com. Prior to that, Mr. Flowers was Director of Hardware Engineering at Telebit Corporation, a data communications equipment company. He holds several patents in electronics design and has a B.S. and an M.S. from the Massachusetts Institute of Technology.

     L. James Marggraff has served as our Executive Vice President of Content since January 2002. From March to December 2001, he was an independent consultant of ours, focusing on developing new products and software for our LeapPad and Leap's Pond product lines. From September 2000 to February 2001, Mr. Marggraff served as President of Ubiquity LLC, a subsidiary of our wholly owned subsidiary NT(2) LLC, which was established to investigate new applications for our NearTouch technology and LeapPad devices. Prior to that, from August 1999 to August 2000, Mr. Marggraff served as the President of our Internet division, and from July 1998 to July 1999, he served as our Vice President of Content. Mr. Marggraff is the co-inventor of the LeapPad learning system and the Odyssey and Explorer interactive

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

globe lines, and was co-founder, President, and Vice President of Marketing and Sales of Explore Technologies from September 1995 to July 1998. Previously, from 1984 to 1992, he was an engineering co-founder and Manager of Marketing and Sales of StrataCom, Inc., a wide-area networking communications company that was acquired by Cisco Systems, Inc. in 1996. Mr. Marggraff holds numerous patents and has a B.S. and an M.S. from the Massachusetts Institute of Technology.

     Jeffrey Berg was elected to our board of directors in July 2002. Since 1985, Mr. Berg has been Chairman and Chief Executive Officer of International Creative Management, Inc., a talent and literary agency representing clients in the field of publishing, motion pictures, television, music, theater and news and public affairs. He is currently on the board of directors of Oracle Corporation, an enterprise software company, and of the American Film Institute, and serves on the board of visitors of The Anderson School of Management at the University of California, Los Angeles. In the past, Mr. Berg was co-chair of the California Information Technology Council, a member of the California Entertainment Commission and the President of the Executive Board of the College of Letters and Sciences at the University of California, Berkeley. He has also lectured on management and finance in the arts at The London School of Economics. In 1991, he was awarded the Cavaliere Ufficiale of the Order of Merit of the Republic of Italy. Mr. Berg earned a B.A. from the University of California, Berkeley, and a Master of Liberal Arts from the University of Southern California. Upon the completion of this offering, Mr. Berg will be the Chairman of our Audit Committee and a member of our Compensation Committee.

     Steven B. Fink was elected to our board of directors in March 1999. Mr. Fink has been the Chief Executive Officer of Lawrence Investments, LLC, a technology and biotechnology private equity investment firm that is controlled by Lawrence J. Ellison, since May 2000. Mr. Fink also serves as a Vice Chairman of Knowledge Universe, a position he has held since 1996. From October 1999 to October 2000, he served as Chief Executive Officer of Nextera Enterprises, Inc., an economic consulting company affiliated with Knowledge Universe. From 1981 to 1986, Mr. Fink served as Chief Executive Officer and Chairman of the board of directors of Anthony Manufacturing Company, a specialty glass and conductive coatings manufacturer. He currently serves as Vice Chairman of Heron International, a European real estate development company, and as Non-executive Chairman of the Board of Spring Group plc, an information technology services company in the United Kingdom affiliated with Knowledge Universe, and of Nextera Enterprises. Mr. Fink also serves on the boards of directors of privately held companies, and he is a member of the board of trustees of Barnard College, Columbia University. Mr. Fink has a B.S. from the University of California, Los Angeles and a J.D. and an L.L.M. from New York University.

     Stanley E. Maron was elected to our board of directors in 1997. Since 1994, he has served as a senior partner in the law firm of Maron & Sandler, a Professional Corporation, which he co-founded. He specializes in corporate and tax law. Prior to forming Maron & Sandler, he was a senior partner in the Los Angeles law firm of Buchalter, Nemer, Fields & Younger, serving the firm from 1975 to 1994. Mr. Maron received a B.A. from the University of California, Berkeley and a J.D. from the University of California, Los Angeles. Mr. Maron currently serves as a director of Nextera Enterprises, Inc. and also serves as an officer and director of privately held companies affiliated with Knowledge Universe.

     Barry Munitz was elected to our board of directors in July 2002. Since 1998, Dr. Munitz has served as President and Chief Executive Officer of The J. Paul Getty Trust, which includes the Art Museums, Research Institute, Conservation Institute, Grant Program, educational initiatives and a large endowment portfolio. From 1991 to 1998, Dr. Munitz was Chancellor of the California State University, the largest senior university system in the United States, and he is currently a professor of English at its Los Angeles campus. He is a member of the board of trustees of Princeton University, the board of directors of SLM Corporation, a provider of student loans more commonly known as "Sallie Mae," and the board of directors of KB Home, a leading U.S. and European residential builder. Dr. Munitz also is a member of the executive committee of Southern California's public television station, a Fellow of the American Academy of Arts and Sciences and a member of the visiting committees of Harvard University's and Princeton University's art museums. In the past, he was Chairman of the American Council on Education, Chairman of the California Education Round Table, Academic Vice President at the University of Illinois system and Chancellor of the University of Houston. He also served as Vice Chair of the Commission on
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

National Investment in Higher Education. On February 10, 1999, the Office of Thrift Supervision, a bureau of the U.S. Department of the Treasury, issued an order restraining and enjoining certain former officers and directors of United Savings Association of Texas and United Financial Group, Inc., including Dr. Munitz, from engaging in certain specified activities with respect to insured depository institutions. The order expired by its terms on February 9, 2002. Dr. Munitz earned a B.A. from Brooklyn College and has an M.A. and Ph.D. from Princeton University. Upon the completion of this offering, Dr. Munitz will be the Chairman of our Compensation Committee and a member of our Audit Committee.

     Stewart A. Resnick was elected to our board of directors in July 2002. Since 1985, Mr. Resnick has served as Chief Executive Officer and Chairman of the Franklin Mint Corporation. Since 1962, Mr. Resnick has also served as Chairman of the board of directors of Roll International Corporation. Through various divisions and affiliates, Roll International owns Teleflora, a flowers-by-wire business, and Paramount Agribusiness, a large California grower and processor of nuts, citrus fruits and pomegranates, and is involved in the real estate business. Mr. Resnick is a member of the Executive Board of the University of California, Los Angeles, Medical Sciences, and of the Advisory Board of the Anderson School of Management at the University of California, Los Angeles, and he is affiliated with the SEI Center for Advanced Studies in Management of the Wharton School at the University of Pennsylvania. He currently serves as a Trustee of Bard College and as a Trustee of Conservation International. Mr. Resnick has a B.S. and a J.D. from the University of California, Los Angeles. Upon the completion of this offering, Mr. Resnick will be a member of our Audit and Compensation Committees.

     Sarina D. Simon was elected to our board of directors in 1997. Since January 1999, Ms. Simon has served as Chief Executive Officer of Knowledge Kids Network, Inc., an affiliate of Knowledge Universe. She also serves as Chief Executive Officer of Knowledge Kids Media Holdings, Inc. and Knowledge Kids Media Group, Inc., both of which are affiliates of Knowledge Universe. From April 1997 to January 1999, Ms. Simon was Senior Vice President of Content Research and Development for Knowledge Universe, and from May 1996 to March 1997, she was an independent consultant for various interactive media and education companies, including Universal Studios New Media, Gateway Learning Corporation, and Cloud 9 Interactive. Previously, she was President of Philips Media Home and Family Entertainment, a division of Philips Electronics. Prior to joining Philips, she was Editor-in-Chief of Lowell House, a publisher of children's and nonfiction adult books. Prior to that, she was an Executive Producer at the Walt Disney Company. Ms. Simon is the author of a number of parenting, educational and children's books. During her tenure at Philips Media Home and Family Entertainment and Knowledge Kids Network, those companies' products received more than 100 industry and media awards, including the Cine Golden Eagle, Parents Choice, Association of Educational Publishers Distinguished Achievement, Home PC Top 100 and New York Festivals Silver. Ms. Simon has a B.A. from Sarah Lawrence College and an M.A. from Columbia University Teachers College.

BOARD COMPOSITION

     Upon the completion of this offering, we will have an authorized board of directors consisting of nine members.

     Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors.

     Our directors may be removed for cause by the affirmative vote of the holders of a majority of our outstanding voting power and such directors may be removed without cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting power.

BOARD COMMITTEES

     Upon the completion of this offering, our audit committee members will be Dr. Munitz and Messrs. Berg and Resnick. The audit committee reviews our financial statements and accounting practices, makes recommendations to the board of directors regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors. The
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

audit committee is composed of three independent directors, each of whom is able to read and understand fundamental financial statements. In addition, at least one member of the audit committee has accounting or related financial management expertise. In keeping with New York Stock Exchange listing requirements, our board of directors has adopted a charter for our audit committee which will be reviewed at least annually. We will file this charter at least once every three years as an appendix to the annual proxy statement that we will file with the SEC.

     Upon the completion of this offering, our compensation committee members will be Dr. Munitz and Messrs. Berg and Resnick. The compensation committee makes recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans. The compensation committee is composed of three directors who meet all current requirements imposed by the rules and regulations of the SEC and the New York Stock Exchange. Each member of the compensation committee is a "non-employee director" within the meaning of SEC Rule 16b-3 under the Exchange Act and is also an "outside director" under the rules promulgated under Section 162(m) of the Internal Revenue Code.

     Our board may establish other committees from time to time to facilitate the management of the business and affairs of our company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our compensation committee consisted of Messrs. Fink, Kalinske and Wood during 2001. During 2001, Mr. Kalinske served as our Chief Executive Officer and Mr. Wood served as our President. Additionally, in 2000, Mr. Wood, purchased 609,756 shares of our Class A common stock and, in connection with the purchase of these shares, executed a promissory note payable to us in the principal amount of approximately $1.8 million. During 2001, Mr. Fink served as a Vice Chairman of Knowledge Universe, and Mr. Kalinske served as President of Knowledge Universe. In August 1999, we purchased a 19.9% ownership interest in Knowledge Kids Media Group, Inc., an affiliate of Knowledge Universe, for approximately $2.0 million. Knowledge Kids Media Group owns substantially all of the voting power of Knowledge Kids Network, Inc. Mr. Kalinske also serves as a director of Knowledge Kids Network. Ms. Simon, one of our directors, is the Chief Executive Officer of Knowledge Kids Media Group and Knowledge Kids Network.

     In August 2000, we entered into a cross-marketing agreement with Knowledge Kids Network, under which we agreed to insert promotional materials of and references for Knowledge Kids Network in our product packages, in our promotional advertisements and on our website in exchange for various placements on and referrals from Knowledge Kids Network's KidsEdge.com website. Pursuant to the agreement proposal, the value of the benefits received by each of us and Knowledge Kids Network was deemed to be approximately $1.2 million. On March 16, 2001, we entered into an agreement with Knowledge Kids Network in which Knowledge Kids Network agreed to develop content and provide technical services in connection with our LeapPad interactive books, in exchange for project-specific fees. As of March 31, 2002, we had paid Knowledge Kids Network an aggregate sum of approximately $1.6 million pursuant to the agreement.

     None of our other executive officers or directors serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

DIRECTOR COMPENSATION

     Each of our non-employee directors receives $1,500 plus expenses for each day on which he or she attends meetings of the board or any committee. Messrs. Maron and Fink and Ms. Simon have received stock option grants under our Stock Option Plan as compensation for their service as board members. Mr. Maron has been granted an option to purchase 15,000 shares of our Class A common stock at an exercise price of $5.00 per share, Mr. Fink has been granted an option to purchase 50,000 shares of our Class A common stock at an exercise price of $5.00 per share, and Ms. Simon has been granted an option
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


to purchase 50,000 shares of our Class A common stock at an exercise price of $2.37 per share. In July 2002, each of our non-employee directors, Messrs. Berg, Fink, Maron and Resnick, Dr. Munitz and Ms. Simon, was granted an option to purchase 25,000 shares of our Class A common stock at an exercise price of $12.50 per share under our 2002 Non-Employee Directors' Stock Option Plan. Also in July, we granted Dr. Munitz an option to purchase 10,000 shares of our Class A common stock at an exercise price of $12.50 per share in connection with his service on our Education Advisory Board. Following the completion of this offering, all directors will be eligible to participate in our 2002 Equity Incentive Plan, employee directors will be eligible to participate in our 2002 Employee Stock Purchase Plan and non-employee directors will be eligible to participate in our 2002 Non-Employee Directors' Stock Option Plan. See
"-- Employee Benefit Plans."


EXECUTIVE COMPENSATION

     The following table shows compensation earned during 2001 by our Chief Executive Officer and four most highly compensated executive officers for 2001, other than the Chief Executive Officer. We refer to these executives as the named executive officers. Titles shown in the table are titles held as of December 31, 2001. The information in the table includes salaries, bonuses, stock options granted and other miscellaneous compensation. We did not grant stock appreciation rights or restricted stock awards, and we did not award long-term compensation benefits other than stock options, to our named executive officers in 2001.

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                      COMPENSATION
                                                                      ------------
                                                ANNUAL COMPENSATION    NUMBER OF
                                                     FOR 2001          SECURITIES
                                                -------------------    UNDERLYING     ALL OTHER
NAME AND 2001 PRINCIPAL POSITIONS                SALARY    BONUS(1)     OPTIONS      COMPENSATION
---------------------------------               --------   --------   ------------   ------------
Thomas J. Kalinske(2).........................  $265,000         --          --             --
  Chief Executive Officer and
  Chairman
Michael C. Wood(3)............................  $262,000   $152,500          --             --
  President and Vice Chairman
Paul A. Rioux.................................  $485,000   $137,100     372,000             --
  Vice Chairman
Timothy M. Bender.............................  $240,000   $120,000      50,000             --
  Senior Vice President, Sales
  and Marketing
Mark B. Flowers(4)............................  $212,500   $105,000     200,000        $12,500
  Vice President, Technology

---------------
(1) Includes bonus amounts earned in 2000 and paid in 2001 and bonus amounts earned in 2001 and paid in either 2001 or 2002. Of these totals, the bonus amounts earned in 2001 were $92,500 by Mr. Wood, $122,100 by Mr. Rioux, $70,000 by Mr. Bender and $75,000 by Mr. Flowers.

(2) In 2001, Mr. Kalinske was paid by Knowledge Universe for services rendered to us and other Knowledge Universe affiliates. Although not specifically allocated at the time of Mr. Kalinske's receipt of compensation, Knowledge Universe estimates that approximately $265,000 of the compensation paid to Mr. Kalinske in 2001 by Knowledge Universe is attributable to the services he provided to us. In April 2002, we entered into an employment agreement with Mr. Kalinske, pursuant to which Mr. Kalinske will serve as the Chairman of our board of directors, and we will pay him $265,000 in annual salary. For additional discussion of this agreement, see "Employee Benefit
    Plans -- Employment Agreements."

(3) In March 2002, our Board of Directors appointed Mr. Wood as our Chief Executive Officer and re-appointed him as our President and Vice Chairman. In April 2002, we amended and restated an employment agreement with Mr. Wood relating to his services as our Chief Executive Officer and President. For additional discussion of this agreement, see "Employee Benefit
    Plans -- Employment Agreements."

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

(4) The amount under the "All Other Compensation" heading represents the forgiveness on January 1, 2001 of $12,500 owed to us by Mr. Flowers under a promissory note executed in August 2000. The initial principal amount of the promissory note was $25,000. The promissory note provides that $12,500 of the principal would be forgiven on January 1, 2001 if Mr. Flowers was still employed by us on January 1, 2001 and the remaining $12,500 of the principal would be forgiven on January 2, 2002 if Mr. Flowers was still employed by us on January 2, 2002.

                             OPTION GRANTS IN 2001

     The following table sets forth each grant of stock options made during the year ended December 31, 2001 to each of the named executive officers. We did not grant any stock appreciation rights, or SARs, to the named executive officers during 2001.

     Options granted in 2001 to the named executive officers were granted under our Stock Option Plan, the material terms of which are further described below and which we intend to amend and restate effective upon the completion of this offering as our 2002 Equity Incentive Plan. All options granted to the named executive officers are options to purchase Class A common stock and are nonstatutory stock options under applicable IRS regulations, as opposed to incentive stock options. Generally, initial option grants vest as to 25% of the shares subject to the option one year from the date of hire and one-forty-eighth of the shares subject to the option vest on a monthly basis thereafter. Bonus or promotion options vest at the rate of one forty-eighth of the shares subject to the option on a monthly basis commencing on the date of grant. Upon designated change in control events of LeapFrog, if the surviving entity does not agree to assume the options, this vesting will accelerate as to all shares that are then unvested. Options generally expire ten years from the date of grant.

     The exercise price per share of each option granted was equal to the fair market value of the underlying Class A common stock as determined by our board of directors on the date of the grant.

     Potential realizable values are computed by (1) multiplying the number of shares of Class A common stock subject to a given option by an assumed public offering price of $14.50 per share, the mid-point of our anticipated price range, (2) assuming that the aggregate stock value derived from that calculation compounds at the annual 0%, 5% or 10% rate shown in the table for the entire ten-year term of the option and (3) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices.

                       NUMBER OF     PERCENTAGE OF                                 POTENTIAL REALIZABLE VALUE AT
                       SECURITIES   TOTAL OPTIONS/                                 ASSUMED ANNUAL RATES OF STOCK
                       UNDERLYING    SARS GRANTED     EXERCISE                  PRICE APPRECIATION FOR OPTION TERM
                        OPTIONS      TO EMPLOYEES     PRICE PER   EXPIRATION   -------------------------------------
NAME                    GRANTED     DURING 2001 (1)     SHARE        DATE          0%           5%           10%
----                   ----------   ---------------   ---------   ----------   ----------   ----------   -----------
Thomas J. Kalinske...        --            --              --            --            --           --            --
Michael C. Wood......        --            --              --            --            --           --            --
Paul A. Rioux........   372,000           8.6%          $5.00      12/31/11    $3,534,000   $6,926,258   $12,130,647
Timothy M. Bender....    50,000           1.1%          $5.00      12/31/11    $  475,000   $  930,949   $ 1,630,463
Mark B. Flowers......   200,000           4.6%          $5.00      12/31/11    $1,900,000   $3,723,794   $ 6,521,853

---------------
(1) Based on an aggregate of 3,455,000 shares subject to options granted to our employees in 2001, including named executive officers, and 895,250 shares that correspond to SARs granted to our employees in 2001.

       AGGREGATE OPTION EXERCISES IN 2001 AND VALUES AT DECEMBER 31, 2001

     The following table sets forth the number of shares of Class A common stock subject to exercisable and unexercisable stock options held as of December 31, 2001 by each of the named executive officers. None of our named executive officers exercised options in 2001. Value at year end is measured as the difference between the exercise price and the fair market value on December 31, 2001.

                                                 NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                             OPTIONS AT DECEMBER 31, 2001      DECEMBER 31, 2001 (1)
                                             ----------------------------   ----------------------------
NAME                                         EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                                         -----------    -------------   -----------    -------------
Thomas J. Kalinske.........................         --              --              --               --
Michael C. Wood(2).........................    383,311         816,689      $3,461,781      $11,841,991
Paul A. Rioux..............................    272,000         100,000      $2,548,000      $   950,000
Timothy M. Bender..........................    116,664         133,336      $1,108,308      $ 1,266,692
Mark B. Flowers............................    382,297         208,348      $4,396,180      $ 1,979,344

---------------
(1) Based on the difference between the assumed public offering price per share of $14.50 and the exercise price.

(2) Pursuant to the terms of a stock option agreement entered into with Mr. Wood, the monthly vesting of stock options granted to Mr. Wood to purchase 800,000 shares of Class A common stock will vest at an accelerated rate upon the offering, so that he will vest in options to purchase 16,666 shares of Class A common stock each month following the offering rather than 8,333 shares.

EMPLOYEE BENEFIT PLANS

  2002 EQUITY INCENTIVE PLAN


     The board of directors has adopted, and our stockholders have approved, the 2002 Equity Incentive Plan, or Incentive Plan, to provide for the grant of equity awards to our employees, directors and consultants. The Incentive Plan is an amendment to and restatement of the Stock Option Plan that we adopted effective September 25, 1997. The Incentive Plan will become effective concurrently with this offering. The Incentive Plan automatically will terminate ten years after its adoption, unless it is terminated earlier by the board of directors. The Incentive Plan provides for the following types of stock awards:


     - Incentive stock options, as defined under the Internal Revenue Code, which may be granted solely to employees (including officers); and

     - Nonstatutory stock options, restricted stock purchase awards and stock bonuses, all of which may be granted to employees (including officers), directors and consultants.

     Administration. The Incentive Plan will be administered by the board of directors. The board of directors may delegate authority to administer the Incentive Plan to a committee of the board. In the case of stock awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, or that are made to persons who are subject to Section 16 of the Exchange Act, the committee will consist, respectively, solely of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code and solely of two or more "non-employee directors" within the meaning of Section 16 of the Exchange Act. Subject to the terms of the Incentive Plan, the board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the board of directors or its authorized committee will also determine the exercise price of options granted and the purchase price for rights to purchase restricted stock.

     Stock Options. Stock options are granted pursuant to stock option agreements. The exercise price for an incentive stock option and a nonstatutory stock option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code cannot be less than 100% of the fair market value of the Class A common stock on the date of grant. In all other cases, the exercise price for a nonstatutory stock option cannot be less than 50% of the fair market value of the Class A common stock on the date of grant (except for any nonstatutory stock option that is issued in exchange for a stock appreciation right under our Employee Equity Participation Plan). Options granted under the Incentive Plan vest at the rate and under the terms and conditions specified in the option agreement. A stock option may provide for an early exercise feature pursuant to which the option may be exercised prior to full vesting, resulting in unvested shares of Class A common stock being subject to repurchase by us in the event of the optionee's cessation of service prior to the vesting of the shares.

     In general, stock options granted under the Incentive Plan may not be exercised after the expiration of ten years from the date of grant. Unless the terms of an optionee's stock option agreement provide for earlier or later termination, if an optionee's service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee (or his or her beneficiary) may exercise any vested options up to six months from cessation of service. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service (unless the terms of the stock option agreement provide for earlier or later termination).

     Class A common stock issued pursuant to stock options granted under the Incentive Plan may be paid for in cash or, if provided in the stock option agreement at the discretion of the board of directors, in shares of Class A common stock previously owned by the optionee, pursuant to a deferred payment arrangement, pursuant to a "cashless" exercise program, or in other legal consideration approved by the board of directors.

     Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option and the terms of the stock option agreement provide otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

     Tax Limitations on Incentive Stock Option Grants. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our Class A common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of LeapFrog or any affiliate unless the following conditions are satisfied:

     - The option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and

     - The term of the incentive stock option award does not exceed five years from the date of grant.

     Section 162(m). When we become subject to the requirements of Section 162(m) of the Internal Revenue Code (which denies a deduction to publicly held corporations for specified compensation paid to select employees in a taxable year to the extent that the compensation exceeds $1 million), no person may be granted options under the Incentive Plan covering more than 8,000,000 shares of Class A common stock in any calendar year.

     Restricted Stock and Stock Bonus Awards. The purchase price for restricted stock awards must be at least 50% of the stock's fair market value on the date of the award or at the time the purchase is consummated. A stock bonus may be awarded in consideration for past services actually rendered to us or any of our affiliates. Class A common stock issued pursuant to restricted stock awards may be paid for in cash or, if provided in the restricted stock award agreement at the discretion of the board of directors, pursuant to a deferred payment arrangement or in other legal consideration approved by the board of directors. Restricted stock and stock bonus awards will be subject to such other terms and conditions as are set forth in the agreements evidencing the awards. Rights to acquire shares under a stock bonus or restricted stock purchase agreement may not be transferred other than by will or by the laws of descent and distribution.

     Acceleration of Awards. The administrator has the power to accelerate the vesting of a stock award notwithstanding the vesting schedule or terms relating to the exercisability contained in a stock option agreement.

     Corporate Transactions. Generally, in the event of corporate transactions involving a change in the control of LeapFrog, all outstanding options under the Incentive Plan may be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, then, unless otherwise provided by the board of directors, the vesting provisions of such stock awards will be accelerated and any unexercised stock awards will be terminated upon the corporate transaction.

     Amendments to the Incentive Plan. The board of directors has the authority to amend, suspend or terminate the Incentive Plan, so long as such action does not impair any stock award previously granted under the Incentive Plan, unless consented to in writing by the holder of such award.

     Authorized Shares. An aggregate of 16,500,000 shares of Class A common stock has been reserved for issuance under the Incentive Plan, which reserve includes the 15,000,000 shares previously reserved for issuance under the Stock Option Plan including options to purchase 8,447,685 shares of Class A common stock outstanding as of March 31, 2002.

     Shares subject to stock options that have expired or otherwise terminated (or restricted stock that has not become fully vested in the case of restricted stock awards) under the Incentive Plan without having been exercised in full (or vested with respect to restricted stock awards) again become available for the grant of stock awards under the Incentive Plan; provided, however, that the aggregate maximum number of shares of Class A common stock that may be issued as incentive stock options will be 16,500,000 shares. Shares issued under the Incentive Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

     Prior Stock Option Plan. Any stock options outstanding as of this offering will be governed by the terms of the Stock Option Plan that we adopted effective as of September 25, 1997, as in effect at the time such awards were granted. The terms of the Stock Option Plan are similar to the terms of the Incentive Plan, as described above, with the following exceptions. The Stock Option Plan provides for incentive stock options and nonstatutory stock options, but does not provide for restricted stock purchase awards or stock bonuses. As of March 31, 2002, 15,000,000 shares of Class A common stock were reserved for issuance under the Stock Option Plan, we had issued 1,779,417 shares of Class A common stock upon the exercise of options granted under the Stock Option Plan and options to purchase 8,447,685 shares of Class A common stock were outstanding. The exercise price of nonstatutory stock options granted under the Stock Option Plan must be equal to 100% of the fair market value of the Class A common stock on the date of grant. Class A common stock issued under the Stock Option Plan may be paid for in cash only following this offering. Prior to this offering, if an optionee exercised his option after cessation of the optionee's service for any reason other than cause and the optionee had been employed by or provided service to us for at least one year prior to such cessation of service, then the optionee was permitted to pay for shares in cash, in shares of Class A common stock previously owned by the optionee or with a non-recourse promissory note, although the note would be full recourse with respect to any interest owed. The Stock Option Plan does not provide a limit on the number of shares that may be issued pursuant to stock options under the Stock Option Plan because we were not subject to the requirements of Section 162(m) of the Internal Revenue Code prior to this offering. An optionee may not transfer any stock options under the Stock Option Plan other than by will or the laws of descent and distribution. Because the Incentive Plan amends and restates the Stock Option Plan concurrently with this offering, we will not grant additional options under the Stock Option Plan after this offering and will instead use the Incentive Plan described above.

  2002 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN


     General. The board of directors has adopted, and our stockholders have approved, the 2002 Non-Employee Directors' Stock Option Plan, or the Directors' Plan, to provide for the automatic grant of options to purchase shares of Class A common stock to our non-employee directors. The aggregate number of shares of Class A common stock that may be issued pursuant to options granted under the Directors' Plan is 750,000 shares. Shares subject to stock options that have expired or otherwise terminated (or stock that has not become fully vested in the case of any early exercise of options) under the Directors' Plan without having been exercised in full (or vested with respect to options that have been exercised early) again become available for the grant of stock options under the Directors' Plan. Shares issued under the Directors' Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.


     Administration.  The board of directors will administer the Directors'
Plan.

     Automatic Grants. Pursuant to the terms of the Directors' Plan, on July 2, 2002, each non-employee director automatically was granted an option to purchase 25,000 shares of Class A common stock, the Initial Grant. Any individual who becomes a non-employee director after July 2, 2002 automatically will be granted the Initial Grant upon being elected to the board of directors.

     Any individual who is a non-employee director on July 1, 2003 and any individual who becomes a non-employee director thereafter automatically will be granted an option to purchase 10,000 shares of Class A common stock, the Annual Grant, on such date (or on a subsequent July 1, if the individual becomes a non-employee director after this date) and on each anniversary thereafter during his or her service as a non-employee director. The number of shares covered by the Annual Grant will be reduced, on a pro rata basis, for each month an individual did not serve as a non-employee director during the preceding 12-month period (or from July 1, 2002 for the first Annual Grant).

     Initial and Annual Grants vest in monthly installments over a three-year period from the date of grant.

     An option granted to a non-employee director may provide for an early exercise feature pursuant to which the option may be exercised prior to full vesting, resulting in unvested shares of Class A common stock being subject to repurchase by us in the event of the non-employee director's cessation of service prior to the vesting of the shares.

     The exercise price of the options granted under the Directors' Plan will be equal to the fair market value of the Class A common stock on the date of grant. No option granted under the Directors' Plan may be exercised after the expiration of 10 years from the date it was granted. Options granted under the Directors' Plan are not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with LeapFrog or a subsidiary (whether as a non-employee director of LeapFrog or subsequently as an employee, director or consultant of either LeapFrog or a subsidiary) ceases for any reason may exercise vested options for the term provided in the option agreement (three months generally, six months if the service relationship ends on account of disability or death).

     Change in Control. If the service of a non-employee director is terminated within 12 months following a change in control of LeapFrog, the unvested portion of the non-employee director's option automatically will become fully vested and immediately exercisable, unless the termination was a result of the non-employee director's resignation (other than any resignation contemplated by the terms of the change in control or required by us or the acquiring entity pursuant to the change in control). However, in the event that the vesting acceleration of an option granted to a non-employee director results in the imposition of the "golden parachute" excise tax under Section 4999 of the Internal Revenue Code, then the "golden parachute" payment will be reduced to the extent necessary to avoid the imposition of the excise tax, but only if the reduction in vesting acceleration would result in a greater total payment for the non-employee director taking into account all applicable taxes, including the excise tax.

  2002 EMPLOYEE STOCK PURCHASE PLAN


     General. The board of directors has adopted, and our stockholders have approved, the 2002 Employee Stock Purchase Plan, or the Purchase Plan, authorizing the issuance of 2,000,000 shares of Class A common stock pursuant to purchase rights that may be granted to our employees or to employees of any of our designated subsidiaries. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of Class A common stock have been purchased under the Purchase Plan. The Purchase Plan automatically will terminate at the time that all of the shares of Class A common stock reserved for issuance under the Purchase Plan have been issued, unless it is terminated earlier by the board of directors.


     Administration. The Purchase Plan will be administered by the board of directors, but such administration may be delegated to a committee of the board. The administrator has the authority to determine when and how purchase rights will be granted and the provisions of each offering, to designate which of our subsidiaries will be eligible to participate in the Purchase Plan and to interpret the Purchase Plan and purchase rights granted under it. The Purchase Plan provides a means by which employees may purchase our Class A common stock and may authorize payroll deductions for such purchases. If applicable law prevents employees from making contributions to the Purchase Plan in the form of payroll deductions, then we will enter into other arrangements with these employees with respect to their contributions, to the extent provided in the plan offering. The Purchase Plan is implemented by offerings of rights to eligible employees. Under the Purchase Plan, the administrator may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and will end on February 28, 2003, provided such date is more than six months from the date of this offering, or, in the event February 28, 2003 is not more than six months from the date of this offering, April 30, 2003. The date of purchase for the first offering is scheduled to occur on such ending date. Thereafter, an offering will begin on the day after the last date of purchase of the immediately preceding offering. Each offering is expected to last approximately six months with one purchase period of six months. Unless otherwise determined by the board of directors, Class A common stock will be purchased for accounts of employees participating in the Purchase Plan at a price per share equal to the lower of (i) 85% of the fair market value of a share of our Class A common stock on the first day of the offering or (ii) 85% of the fair market value of a share of our Class A common stock on the date of purchase. Generally, all regular employees, including executive officers, who work more than 20 hours per week and are customarily employed by us or by any of our designated subsidiaries for more than five months per calendar year may participate in the Purchase Plan and may authorize payroll deductions (or contributions, if applicable) of up to 20% of their earnings for the purchase of Class A common stock under the Purchase Plan. Under the terms of the offering agreement, earnings means base compensation, but excludes bonuses, overtime pay and certain other types of compensation.

     Participation in First Offering. For the first offering under the Purchase Plan only, eligible employees who are employed on the effective date of this offering automatically will be enrolled in the first offering with a right to use up to 20% of the eligible employee's earnings, subject to the limitations described below. An employee will be provided a certain period of time following the registration of the Purchase Plan on a Form S-8 within which to elect to authorize payroll deductions (or contributions, if applicable) for the purchase of shares during the first offering, which may be for a percentage that is less than 20% of the eligible employee's earnings, subject to restrictions imposed by the administrator. An employee also may purchase shares in the first offering by making a single cash payment prior to the purchase date, subject to restrictions imposed by the administrator.

     Limitations. Eligible employees may be granted rights only if the rights (together with any other rights granted under all of our, and any of our affiliates' employee stock purchase plans) do not permit such employee's rights to purchase our stock to accrue at a rate that exceeds $25,000 of the fair market value of such stock for each calendar year in which such rights are outstanding. In addition, under the terms of the offering agreement, an employee may purchase no more than 2,000 shares on any purchase date and may contribute no more than $6,000 to purchase shares during any purchase period. No employee shall be eligible for the grant of any rights under the Purchase Plan if immediately after such rights are granted, such employee has power over 5% or more of our outstanding capital stock, measured by vote or value.

     End of Participation. Participation in the Purchase Plan will end when a participant voluntarily elects to withdraw from the Purchase Plan or is no longer eligible to participate. A participant may withdraw at any time prior to the end of an offering, subject to any restrictions imposed by the terms of the applicable offering. Upon withdrawal from an offering, we will distribute to the participant all payroll deductions (or contributions, if applicable) without interest that have not been applied towards the purchase of shares, and the participant will not be able to participate in the Purchase Plan until a subsequent offering.

     Transferability of Rights. A participant may not transfer rights granted under the Purchase Plan other than by will or by the laws of descent and distribution.

     Corporate Transactions. In the event of designated corporate transactions involving LeapFrog, outstanding rights under the Purchase Plan either may be assumed or be substituted with similar rights by the surviving entity. If the surviving entity determines not to assume or substitute with similar rights, then a participant's accumulated contributions will be used to purchase shares prior to the corporate transaction and the participant's rights under the current offering will terminate immediately after such purchase.

     Amendment of Purchase Plan. The board of directors may amend the Purchase Plan at any time, except that no amendment may impair outstanding rights without the affected participant's consent, unless the amendment is necessary to comply with applicable laws.

  401(k) PLAN


     General. Our employees are entitled to participate in the Knowledge Universe, Inc. 401(k) Plan, or 401(k) Plan, administered by Knowledge Universe, Inc., an affiliate of Knowledge Universe. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute up to 15% of his or her pre-tax annual compensation (up to a limit of $10,500 in calendar year
2002). Under the 401(k) Plan, each participant is fully vested in his or her deferred salary contributions. Participants' contributions are held and invested by the 401(k) Plan's trustee. The 401(k) Plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. We currently make matching contributions equal to $0.25 for every $1.00 contributed by the participants, up to 4% of participating employees' compensation. Our matching contributions and discretionary contributions vest upon completion of the participant's third year of service. In general, participants who terminate employment before their matching and discretionary contributions are vested forfeit those contributions. Such forfeitures are used to restore forfeitures for certain rehired employees, reduce our future matching and discretionary contributions and pay administrative expenses under the 401(k) Plan. To date, we have not made any discretionary contributions to the 401(k) Plan on behalf of participating employees. Additionally under the 401(k) Plan, participants may borrow up to 50% of their account balance, but no more than $50,000, at a specified rate of interest. The loan must be repaid within five years (or longer, if the loan proceeds are for the purchase of a principal residence).


     Amendment or Termination. The 401(k) Plan may be amended or terminated at any time by Knowledge Universe, Inc. In addition, we may end our participation in the 401(k) Plan at any time, establish our own separate savings plan under
Section 401 of the Internal Revenue Code, and transfer our participants' accounts under the 401(k) Plan to such separate plan.

EMPLOYMENT AGREEMENTS

  MICHAEL C. WOOD

     In April 2002, we amended and restated an employment agreement, effective January 1, 2002, with Michael C. Wood, under which he agreed to serve as our President and Chief Executive Officer. The agreement expires in December 2005 and provides for an annual base salary of $265,000 and an annual bonus of up to an additional $135,000 through June 2004. Fifty percent of Mr. Wood's annual bonus is guaranteed, and the remaining fifty percent is based on our performance. After June 2004, Mr. Wood's compensation is subject to renegotiation. If we fail to agree on revised compensation, Mr. Wood's compensation would be adjusted to an annual salary of $200,000, and he would only be required to devote a majority of his time to us. If we terminate Mr. Wood's employment without cause, or if he terminates his employment for good reason, he is entitled to receive his base salary, bonus and benefits, and to continue vesting in his options, for 12 months following termination, with any options that would otherwise have remained unvested at the end of the 12-month period vesting in full at the end of the period. If such termination occurs after Mr. Wood's salary has been reduced as described above, he would instead be entitled to receive a lump sum payment equal to his salary due through the date of termination and his options would fully vest. If we terminate Mr. Wood's employment without cause during the 90 days prior to or 12 months following a change in control of our company, or if he terminates his employment for good reason during the same period, Mr. Wood is entitled to an amount equal to one hundred fifty percent of his base salary and bonus for the preceding year, and all of Mr. Wood's unvested options would immediately vest; provided that Mr. Wood would not be so entitled if such termination occurs after his salary has been reduced as described above. All of Mr. Wood's options will automatically vest upon a change in control of our company even if Mr. Wood's employment is not terminated. If an excise tax is imposed on Mr. Wood as a result of the payments he were to receive in connection with a change in control of the company, we will pay Mr. Wood a gross-up payment equal to the excise tax and any other taxes to which Mr. Wood is subject. Pursuant to the terms of a stock option agreement entered into with Mr. Wood, the monthly vesting of stock options granted to Mr. Wood to purchase 800,000 shares of Class A common stock will vest at an accelerated rate upon the offering, so that he will vest in options to purchase 16,666 shares of Class A common stock each month following the offering rather than 8,333 shares.

  THOMAS J. KALINSKE

     In April 2002, we entered into an employment agreement with Thomas J. Kalinske, under which he agreed to serve as our Chairman and to devote no less than eighty percent of his business time to us. The agreement expires in March 2005, and provides for an annual base salary of $265,000 and an annual bonus of up to an additional $135,000. Fifty percent of Mr. Kalinske's annual bonus is guaranteed, and the remaining fifty percent is based on our performance. If we terminate Mr. Kalinske's employment without cause, or if he terminates his employment for good reason, he is entitled to receive his base salary, bonus and benefits, and to continue vesting in his options, for 12 months following termination. If we terminate Mr. Kalinske's employment without cause during the 90 days prior to or 12 months following a change in control of our company, or if he terminates his employment for good reason during the same period, Mr. Kalinske is entitled to an amount equal to one hundred fifty percent of his base salary and bonus for the preceding year and all of Mr. Kalinske's unvested options would immediately vest. All of Mr. Kalinske's options will automatically vest upon a change in control of our company even if Mr. Kalinske's employment is not terminated. If an excise tax is imposed on Mr. Kalinske as a result of the payments he were to receive in connection with a change of control of the company, we will pay Mr. Kalinske a gross-up payment equal to the excise tax and any other taxes to which Mr. Kalinske is subject. In addition, pursuant to the agreement, Mr. Kalinske was granted an option to purchase 250,000 shares of our Class A common stock at an exercise price of $12.50 per share, which vest on a monthly basis from April 2002 through March 2005, and which are subject to other terms and conditions set forth in his accompanying stock option agreement.

  PAUL A. RIOUX

     Effective April 2002, we entered into an employment agreement with Paul Rioux, our Vice Chairman. The agreement provides for an annual base salary of $265,000 in 2002 and 2003 based on a four-day work week, and an annual base salary of $132,500 from January 2004 through March 2005 based on a two-day work week. Mr. Rioux will also receive compensation at a rate of $2,000 per day worked beyond the number of days he is required to work pursuant to his part-time schedule. In 2001, Mr. Rioux received $130,000 for extra days worked. The agreement also provides for an annual bonus of $135,000 per year through December 2003, and $67,500 per year from January 2004 through March 2005. Seventy percent of Mr. Rioux's annual bonus is guaranteed, and the remaining thirty percent is based on our performance. In addition, Mr. Rioux was granted an option to purchase a total of 150,000 shares of our Class A common stock at an exercise price of $12.50 per share, which vest on a monthly basis starting January 2002, and which are subject to other terms and conditions set forth in his accompanying stock option agreements. Mr. Rioux's employment under his agreement may be terminated by either of us at any time for any reason. However, if we terminate Mr. Rioux's employment without cause, he is entitled to receive a termination fee equal to twelve months salary and bonus and his stock options will vest to the extent they would have vested, during the twelve-month period following the date of termination.

  TIMOTHY M. BENDER

     In November 1997, we entered into an employment agreement with Timothy Bender, our President of Worldwide Consumer Group. The agreement provides for an annual base salary, subject to annual increases determined by our board of directors or its compensation committee. The agreement also provides for an annual bonus based on our profits, net sales, or other performance targets determined by the board of directors, the amount of which bonus is determined by the board of directors at its sole discretion. In addition, pursuant to the agreement, Mr. Bender was granted an option to purchase a total of 152,440 shares of our Class A common stock at an exercise price of $2.37 per share, subject to the terms and conditions set forth in his accompanying stock option agreements. Mr. Bender has exercised this option grant in full. Mr. Bender's employment under his agreement constitutes at-will employment and may be terminated by either of us at any time for any reason. However, if we terminate Mr. Bender's employment without cause, he is entitled to receive up to six months salary and a pro-rata portion of his annual bonus. Mr. Bender's current annual base salary is $240,000.

                           RELATED PARTY TRANSACTIONS

     Listed below are the directors, executive officers and five percent stockholders who have purchased shares of our Class A common stock within the last three years. For more information on the equity holdings of these individuals, see "Principal and Selling Stockholders." No shares of our Class B common stock have been purchased from us within the last three years.

                                        CLASS A        AGGREGATE
    INVESTOR       DATE OF PURCHASE   COMMON STOCK   CONSIDERATION
    --------       ----------------   ------------   -------------
Michael C. Wood    June 30, 2000        609,756       $1,445,122
Robert W. Lally    July 5, 2000         304,878       $  722,561
Timothy M. Bender  July 6, 2000         152,440       $  361,283
L. James
  Marggraff        August 1, 2000       235,285       $  557,625

     We have extended loans to four of our current executive officers for the purpose of purchasing stock from us and paying associated expenses. The loans were evidenced by full recourse promissory notes bearing interest at an annual rate of 6.62% and due on the earlier of (1) December 31, 2006 and (2) ten days following the later of an initial public offering or the expiration of the applicable lock-up period. The notes are secured by the shares of Class A common stock issued in exchange for the notes. The amount of these promissory notes exceeded the purchase price of the underlying stock by an amount necessary to cover the estimated income taxes payable by the executive officer in connection with the stock purchases. We have received promissory notes from the following executive officers:

                                       SHARES OF CLASS A
                       DATE OF            COMMON STOCK          PRINCIPAL
 NAME OF DEBTOR    PROMISSORY NOTE   HELD BY US AS SECURITY   AMOUNT OF NOTE
 --------------    ---------------   ----------------------   --------------
Michael C. Wood    June 30, 2000            609,756             $1,756,097
Robert W. Lally    July 5, 2000             304,878             $  878,049
Timothy M. Bender  July 6, 2000             152,440             $  439,027
L. James
  Marggraff        August 1, 2000           235,285             $  677,621

     We are currently a subsidiary of Knowledge Universe. Beginning in June 2000, we established a line of credit with Knowledge Universe Capital Co. LLC, an affiliate of Knowledge Universe. The line of credit was evidenced by a total of six promissory notes dated June 21, 2000, July 20, 2000, July 27, 2000, August 8, 2000, August 22, 2000 and September 13, 2000, with principal balances of $3.0 million, $2.0 million, $3.0 million, $5.0 million, $2.5 million and $7.0 million, respectively. Each promissory note bore interest at an annual rate of 10.0% through September 21, 2000 and 12.0% thereafter. In April 2001, we repaid the promissory notes in full.

     In August 1999, we purchased a 19.9% ownership interest in Knowledge Kids Media Group, Inc., an affiliate of Knowledge Universe, for $2.0 million. Knowledge Universe indirectly owns 80.1% of Knowledge Kids Media Group. Knowledge Kids Media Group owns substantially all of the voting power of Knowledge Kids Network, Inc. Sarina D. Simon, a member of our board of directors, is Chief Executive Officer of Knowledge Kids Media Group and Knowledge Kids Network. In 1999 and 2000, we wrote off our entire investment in Knowledge Kids Media Group. We have no obligation to provide additional funding to Knowledge Kids Media Group, and we are not responsible for the repayment of any of the existing or future liabilities of the company.

     In August 2000, we entered into a cross-marketing agreement with Knowledge Kids Network, in which we have an indirect minority ownership interest and which is an affiliate of Knowledge Universe. Under this agreement, we agreed to insert promotional materials of and references for Knowledge Kids Network in our product packages, promotional advertisements and website in exchange for various placements on and referrals from Knowledge Kids Network's KidsEdge.com website. The value of the benefits received by each of us and Knowledge Kids Network was estimated by the parties in the agreement proposal as approximately $1.2 million. We recognized no value from the advertising barter transaction. The fair value of the advertising surrendered in the transaction was not determinable, and we have not historically entered into such transactions for cash or other consideration.

     In March 2001, we entered into an agreement with Knowledge Kids Network in which Knowledge Kids Network agreed to develop content and provide technical services in connection with our LeapPad interactive books, in exchange for project-specific fees. As of March 31, 2002, we had paid Knowledge Kids Network an aggregate sum of $1.6 million in fees and costs.

     In February 2001, we entered into an agreement with Knowledge Universe IT, an affiliate of Knowledge Universe, to provide information management services to us. In 2001, we paid $107,578 to Knowledge Universe IT in fees and costs.

     Since 1998, we and certain other Knowledge Universe affiliates have filed combined state income tax returns in California and other states in which we have been deemed to constitute a "unitary" group of taxpayers under applicable state laws. Accordingly, we have not filed separate income tax returns or paid income taxes in those states, and those functions have been performed by another Knowledge Universe affiliate on behalf of all members of the group. In July 2002, we entered into a tax sharing agreement with Knowledge Universe, Inc., a Knowledge Universe affiliate, formalizing this arrangement. Under the agreement, Knowledge Universe, Inc. has agreed to prepare and file combined income tax returns in the relevant states and to pay any income taxes the group may owe to such states, and we have agreed to pay Knowledge Universe, Inc. a cash amount equal to what our income tax liability to the relevant states, reduced to reflect the lost tax benefit, if any, for state taxes paid on our federal tax return, would have been if we had been a stand-alone taxpayer. This arrangement does not affect our combined state and federal effective tax rate for financial accounting purposes, which is determined as if we were a stand-alone taxpayer, or our federal income tax returns, which are filed on a stand-alone basis. Knowledge Universe, Inc. has advised us that it estimates that our liability under this agreement for tax years 1998 through 2001, before adjustment for any lost tax benefit for state taxes paid on our federal tax returns, is approximately $1.6 million.

     In July 1998, we declared a dividend on our outstanding Class B common stock in the form of a warrant to purchase 8,200,000 shares of Class B common stock issued to Knowledge Kids, L.L.C., an affiliate of Knowledge Universe, and a warrant to purchase 1,800,000 shares of Class B common stock issued to FrogPond LLC. The warrants have an exercise price of $5.00 per share and expire in July 2003. LeapFrog RBT changed its name to FrogPond LLC following the acquisition of substantially all the assets and business of LeapFrog RBT by Knowledge Kids Enterprises in 1997. FrogPond was issued the 5,487,805 shares of Class B common stock in connection with the acquisition. Mr. Wood is the President of FrogPond.

     The law firm of Maron & Sandler has served as our outside general counsel since August 1997. Stanley E. Maron, our secretary and a member of our board of directors, is a partner of Maron & Sandler. In 1999, 2000 and 2001, we paid Maron & Sandler $75,473, $130,612 and $221,562, respectively, for legal services rendered to us. In addition, Mr. Maron and other attorneys of Maron & Sandler hold interests in an entity that holds non-voting units of a limited liability company that holds an equity interest in Knowledge Universe. These non-voting units amount to a less than 1% economic interest in Knowledge Universe.

     In June 2000, we extended a line of credit to Ubiquity LLC in the maximum amount of $5.0 million. In June 2000, Ubiquity was approximately 15% owned by us and 85% owned by NT(2) LLC, which at that time was owned by Knowledge Universe. The loans under the line of credit were evidenced by full recourse promissory notes with an annual interest rate equal to the prime rate, compounded quarterly. In 2000 and 2001, we incurred $3.7 million of research expense related to the launch and closure of Ubiquity LLC. In consideration of, among other things, Knowledge Kids, L.L.C. being released from any commitment to invest in NT(2) or Ubiquity, Knowledge Kids executed a quitclaim effective as of January 2001, by which it abandoned and quitclaimed to us all of Knowledge Kids' title and interest in and to NT(2) and Ubiquity. Since Knowledge Kids was the only other entity that held an equity interest in NT(2) or

Ubiquity, NT(2) became our wholly owned subsidiary and Ubiquity became our indirect wholly owned subsidiary upon the execution of the quitclaim by Knowledge Kids.

     In March 2001, we sold 2,000,000 shares of our Series A preferred stock for an aggregate consideration of $25 million to CSC LF Holdings, LLC, Publishing and Broadcasting International Ltd. and Windsor Digital Studio LLC, each of which now holds more than five percent of our outstanding preferred stock. In connection with this sale, we entered into an Amended and Restated Stockholders Agreement with these purchasers, Knowledge Kids, L.L.C., an affiliate of Knowledge Universe, FrogPond, Michael C. Wood, our President and Chief Executive Officer, and Explore Technologies, a holder of our Class A common stock. This agreement was amended and restated in July 2002. Under the agreement, CSC, Publishing and Broadcasting International, Windsor Digital Studio, Knowledge Kids, Knowledge Universe Learning Group, LLC, Knowledge Universe II LLC and FrogPond have the right to purchase their pro rata share of any of our future equity offerings, except shares issued in connection with this and other underwritten public offerings, options or other employee equity incentives, exercises of options or warrants or any merger or acquisition. CSC, Publishing and Broadcasting International and Windsor Digital Studio also have the right to sell alongside holders of Class A common stock and Class B common stock in any transaction where a majority of stock or voting power changes hands, or if Knowledge Universe or its affiliates sell a majority of the Class B common stock then held by them. The parties to the agreement also agreed to elect to our board of directors a representative designated by CSC. However, CSC has not designated a representative to serve on our board of directors, and in July 2002, CSC waived its right to do so. All of the foregoing rights will terminate if our Class A common stock maintains a minimum closing price of $18.75 for 30 consecutive trading days and the aggregate value of all outstanding freely tradable Class A common stock held by non-affiliates equals or exceeds $100 million. The agreement also grants registration rights to CSC, Publishing and Broadcasting International, Windsor Digital Studio, Knowledge Kids, FrogPond, Explore Holdings LLC, which is the successor to Explore Technologies, and Michael C. Wood. Knowledge Universe Learning Group and Knowledge Universe II, affiliates of Knowledge Universe, became parties to the agreement in connection with the transfer of 6,000,000 shares and 15,901,207 shares of Class B common stock, respectively, from Knowledge Kids on December 29, 2001 and February 19, 2002, respectively. For more details regarding these registration rights, see "Description of Capital Stock."

     In 2000, 2001 and the three months ended March 31, 2002, we purchased software products and support services from Oracle Corporation totaling $443,330, $136,594 and $62,000, respectively. Lawrence J. Ellison, the Chairman and Chief Executive Officer of Oracle Corporation, may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership, of any shares of our capital stock owned directly or indirectly by Knowledge Universe. For a more complete discussion of Mr. Ellison's relationship with Knowledge Universe, see "Principal and Selling Stockholders."

     The Wiz, an electronics retailer and a subsidiary of Cablevision Systems Corporation, ordered approximately $115,000 of products from us in 2001.

     At our request, the underwriters have reserved up to 500,000 shares of Class A common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. For a more complete discussion of our directed share program, see "Underwriting."

     We believe that our board of directors will take such action as is necessary to comply with applicable corporate law in connection with any transactions with affiliates, including in appropriate cases obtaining approval by our independent directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

CONTROLLING STOCKHOLDERS

     After this offering, Knowledge Universe will have 78.4% of the combined voting power of our outstanding common stock and preferred stock. As a result, Knowledge Universe and its controlling owners will control the election of all members of our board of directors and all other matters submitted to a vote of our stockholders.

     Knowledge Universe is jointly controlled by Lawrence J. Ellison, Michael R. Milken and Lowell J. Milken, who formed Knowledge Universe to build, through a combination of internal development and acquisitions, leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance. Lawrence J. Ellison, Michael R. Milken and Lowell J. Milken may be deemed to be a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended. Lawrence J. Ellison is Chairman and Chief Executive Officer of Oracle Corporation and a director of Knowledge Universe. Lowell J. Milken is Vice Chairman of the board of directors of Knowledge Universe. Michael R. Milken is Chairman of the board of directors of Knowledge Universe. On February 24, 1998, without admitting or denying liability, Michael R. Milken consented to the entry of a final judgment in the U.S. District Court for the Southern District of New York in Securities and Exchange Commission v. Michael R. Milken et al., which judgment was entered on February 26, 1998 restraining and enjoining Michael R. Milken from associating with any broker, dealer, investment advisor, investment company or municipal securities dealer, and from violating Section 15(a) of the Exchange Act. On March 11, 1991, in the action entitled In the Matter of Michael R. Milken, the SEC instituted a proceeding pursuant to Section 15(b)(6) of the Exchange Act and ordered that Michael R. Milken be barred from association with any broker, dealer, investment advisor, investment company or municipal securities dealer. On April 24, 1990, concurrently with a plea agreement covering criminal violations of federal securities laws, Michael R. Milken also consented, without admitting or denying liability, to the entry of a final judgment in the U.S. District Court for the Southern District of New York in the civil action entitled Securities and Exchange Commission v. Drexel Burnham Lambert Incorporated, et al., restraining and enjoining Michael R. Milken from engaging in transactions, acts, practices and courses of business which constitute or would constitute violations of, or which aid and abet or would aid and abet violations of, Sections 7(c), 7(f), 9(a)(2), 10(b), 13(d), 14(e), 15(c)(3) and
17(a)(1) of the Exchange Act, and Regulations T and X and Rules 10b-5, 10b-6, 13d-1, 13d-2, 14e-3, 15c3-1, 17a-3 and 17a-4 promulgated thereunder, and Section 17(a) of the Securities Act.

BENEFICIAL OWNERSHIP OF OUR CAPITAL STOCK

     The following tables indicate information regarding the beneficial ownership of our capital stock as of May 31, 2002 by:

     - Each person we know to own beneficially 5% or more of any class of our capital stock;

     - Each of our directors;

     - Each of the named executive officers identified in the Summary Compensation Table under "Management";

     - Each of the selling stockholders; and

     - All of our directors and executive officers as a group.

     Information with respect to beneficial ownership has been furnished by each director, executive officer, selling stockholder or beneficial owner of more than 5% of the shares of our common or preferred stock, as the case may be. Except as otherwise noted below, the address for each person listed on the table is c/o LeapFrog Enterprises, Inc., 6401 Hollis Street, Suite 150, Emeryville, California 94608-1071.

     Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days of the determination date, which in our case is May 31, 2002. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

                   BENEFICIAL OWNERSHIP BEFORE THIS OFFERING


                                             NUMBER OF SHARES                               PERCENTAGE OF
                                            BENEFICIALLY OWNED                      SHARES BENEFICIALLY OWNED(1)
                              ----------------------------------------------   ---------------------------------------
NAME OF BENEFICIAL OWNER       CLASS A     CLASS B     SERIES A     TOTAL      CLASS A   CLASS B   SERIES A   TOTAL(2)
------------------------      ---------   ----------   --------   ----------   -------   -------   --------   --------
Entities affiliated with
  Knowledge Universe(4).....         --   33,200,000        --    33,200,000      --      85.8%        --       75.5%
Lawrence J. Ellison(5)......         --   33,200,000        --    33,200,000      --      85.8         --       75.5
Michael R. Milken(5)........         --   33,200,000        --    33,200,000      --      85.8         --       75.5
Lowell J. Milken(5).........         --   33,200,000        --    33,200,000      --      85.8         --       75.5
Michael C. Wood(6)..........  1,109,727    7,287,805        --     8,397,532    29.1%     22.6         --       22.0
FrogPond, LLC(7)............         --    7,287,805        --     7,287,805      --      22.6         --       19.4
Explore Holdings LLC(8).....  1,650,000           --        --     1,650,000    49.8        --         --        4.6
David A. Brewer(8)..........  1,650,000           --        --     1,650,000    49.8        --         --        4.6
CSC LF Holdings, LLC(9).....         --           --   800,000       800,000      --        --       40.0%       2.2
Publishing and Broadcasting
  International Ltd.(10)....         --           --   800,000       800,000      --        --       40.0        2.2
Windsor Digital Studio
  LLC(11)...................         --      103,125   400,000       503,125      --         *       20.0        1.4
Mark B. Flowers(12).........    423,953           --        --       423,953    11.3        --         --        1.2
Robert W. Lally(13).........    417,360           --        --       417,360    12.2        --         --        1.2
David J. Conroy(14).........    377,082           --        --       377,082    10.2        --         --        1.0
L. James Marggraff(15)......    378,135           --        --       378,135    10.9        --         --        1.1
Paul A. Rioux(16)...........    347,000           --        --       347,000     9.5        --         --        1.0
Timothy M. Bender(17).......    307,643           --        --       307,643     8.9        --         --          *
Thomas J. Kalinske(18)......     20,833      265,600        --       286,433       *         *         --          *
Larry C. Lynch(19)..........    181,461           --        --       181,461     5.2        --         --          *
Sarina D. Simon(20).........     50,000           --        --        50,000     1.5        --         --          *
Steven B. Fink(21)..........     22,920       12,500        --        35,420       *         *         --          *
Stanley E. Maron(22)........      6,880           --        --         6,880       *        --         --          *
Jeffrey Berg(23)(24)........         --           --        --            --      --        --         --         --
Barry Munitz(23)(25)........         --           --        --            --      --        --         --         --
Stewart A.
  Resnick(23)(26)...........         --           --        --            --      --        --         --         --
All directors and executive
  officers as a group (14
  persons)(27)..............  3,084,451    7,565,905        --    10,650,356    60.6      23.4         --       27.0

                               PERCENTAGE OF
                                 COMBINED
                              VOTING POWER OF
                              ALL CLASSES OF
NAME OF BENEFICIAL OWNER         STOCK(3)
------------------------      ---------------
Entities affiliated with
  Knowledge Universe(4).....       84.7%
Lawrence J. Ellison(5)......       84.7
Michael R. Milken(5)........       84.7
Lowell J. Milken(5).........       84.7
Michael C. Wood(6)..........       22.5
FrogPond, LLC(7)............       22.2
Explore Holdings LLC(8).....          *
David A. Brewer(8)..........          *
CSC LF Holdings, LLC(9).....          *
Publishing and Broadcasting
  International Ltd.(10)....          *
Windsor Digital Studio
  LLC(11)...................          *
Mark B. Flowers(12).........          *
Robert W. Lally(13).........          *
David J. Conroy(14).........          *
L. James Marggraff(15)......          *
Paul A. Rioux(16)...........          *
Timothy M. Bender(17).......          *
Thomas J. Kalinske(18)......          *
Larry C. Lynch(19)..........          *
Sarina D. Simon(20).........          *
Steven B. Fink(21)..........          *
Stanley E. Maron(22)........          *
Jeffrey Berg(23)(24)........         --
Barry Munitz(23)(25)........         --
Stewart A.
  Resnick(23)(26)...........         --
All directors and executive
  officers as a group (14
  persons)(27)..............       23.8

                    BENEFICIAL OWNERSHIP AFTER THIS OFFERING


                                    NUMBER OF                      NUMBER OF SHARES
                                SHARES OF CLASS A                 BENEFICIALLY OWNED
                                  TO BE SOLD IN     ----------------------------------------------
NAME OF BENEFICIAL OWNER          THE OFFERING       CLASS A     CLASS B     SERIES A     TOTAL
------------------------        -----------------   ---------   ----------   --------   ----------
Entities affiliated with
 Knowledge Universe(4)........             --              --   33,200,000        --    33,200,000
Lawrence J. Ellison(5)........             --              --   33,200,000        --    33,200,000
Michael R. Milken(5)..........             --              --   33,200,000        --    33,200,000
Lowell J. Milken(5)...........             --              --   33,200,000        --    33,200,000
Michael C. Wood(6)............             --       1,109,727    7,287,805        --     8,397,532
FrogPond, LLC(7)..............             --              --    7,287,805        --     7,287,805
Explore Holdings LLC(8).......             --       1,650,000           --        --     1,650,000
David A. Brewer(8)............             --       1,650,000           --        --     1,650,000
CSC LF Holdings, LLC(9).......             --              --           --   800,000       800,000
Publishing and Broadcasting
 International Ltd.(10).......             --              --           --   800,000       800,000
Windsor Digital Studio
 LLC(11)......................             --              --      103,125   400,000       503,125
Mark B. Flowers(12)...........         65,000         358,953           --        --       358,953
Robert W. Lally(13)...........         65,000         352,360           --        --       352,360
David J. Conroy(14)...........         65,000         312,082           --        --       312,082
L. James Marggraff(15)........         65,000         313,135           --        --       313,135
Paul A. Rioux(16).............             --         347,000           --        --       347,000
Timothy M. Bender(17).........         65,000         242,643           --        --       242,643
Thomas J. Kalinske(18)........             --          20,833      265,600        --       286,433
Larry C. Lynch(19)............         65,000         116,461           --        --       116,461
Sarina D. Simon(20)...........             --          50,000           --        --        50,000
Steven B. Fink(21)............             --          22,920       12,500        --        35,420
Stanley E. Maron(22)..........             --           6,880           --        --         6,880
Jeffrey Berg(23)(24)..........             --              --           --        --            --
Barry Munitz(23)(25)..........             --              --           --        --            --
Stewart A. Resnick(23)(26)....             --              --           --        --            --
All directors and executive
 officers as a group (14
 persons)(27).................        260,000       2,824,451    7,565,905        --    10,390,356

                                                                           PERCENTAGE OF
                                             PERCENTAGE OF                   COMBINED
                                     SHARES BENEFICIALLY OWNED(1)         VOTING POWER OF
                                ---------------------------------------     ALL CLASSES
NAME OF BENEFICIAL OWNER        CLASS A   CLASS B   SERIES A   TOTAL(2)     OF STOCK(3)
------------------------        -------   -------   --------   --------   ---------------
Entities affiliated with
 Knowledge Universe(4)........       --    85.8%        --        62.8%        82.8%
Lawrence J. Ellison(5)........       --    85.8         --        62.8         82.8
Michael R. Milken(5)..........       --    85.8         --        62.8         82.8
Lowell J. Milken(5)...........       --    85.8         --        62.8         82.8
Michael C. Wood(6)............      7.6%   22.6         --        17.9         21.9
FrogPond, LLC(7)..............       --    22.6         --        15.7         21.6
Explore Holdings LLC(8).......     11.7      --         --         3.7            *
David A. Brewer(8)............     11.7      --         --         3.7            *
CSC LF Holdings, LLC(9).......       --      --       40.0%        1.8            *
Publishing and Broadcasting
 International Ltd.(10).......       --      --       40.0         1.8            *
Windsor Digital Studio
 LLC(11)......................       --       *       20.0         1.1            *
Mark B. Flowers(12)...........      2.5      --         --           *            *
Robert W. Lally(13)...........      2.5      --         --           *            *
David J. Conroy(14)...........      2.2      --         --           *            *
L. James Marggraff(15)........      2.2      --         --           *            *
Paul A. Rioux(16).............      2.4      --         --           *            *
Timothy M. Bender(17).........      1.7      --         --           *            *
Thomas J. Kalinske(18)........        *       *         --           *            *
Larry C. Lynch(19)............        *      --         --           *            *
Sarina D. Simon(20)...........        *      --         --           *            *
Steven B. Fink(21)............        *       *         --           *            *
Stanley E. Maron(22)..........        *      --         --           *            *
Jeffrey Berg(23)(24)..........       --      --         --          --           --
Barry Munitz(23)(25)..........       --      --         --          --           --
Stewart A. Resnick(23)(26)....       --      --         --          --           --
All directors and executive
 officers as a group (14
 persons)(27).................     17.7    23.4         --        21.5         23.1


---------------
  *  Less than 1%.

 (1) Based on:

        - 3,311,817 shares of Class A common stock outstanding as of May 31, 2002 and 12,136,817 shares of Class A common stock outstanding after the offering;

        - 30,487,805 shares of Class B common stock outstanding both prior to and after the offering; and

        - 2,000,000 shares of Series A preferred stock outstanding both prior to and after the offering.

 (2) These percentages reflect the ownership of our Class A common stock, our Class B common stock and our Series A preferred stock on an as-converted basis assuming the conversion of all Class B common stock and Series A preferred stock to Class A common stock.

 (3) These percentages reflect the different voting rights of our Class A common stock, our Class B common stock and our Series A preferred stock. On all matters submitted to a vote of our stockholders, our Class A common stock entitles its holders to one vote per share, our Class B common stock entitles its holders to ten votes per share and our Series A preferred stock currently entitles its holders to one vote per share.

 (4) Includes:

        - 15,901,027 shares of Class B common stock owned by Knowledge Universe II LLC;

        - 3,098,973 shares of Class B common stock owned by Knowledge Kids, L.L.C.;

        - 6,000,000 shares of Class B common stock owned by Knowledge Universe Learning Group, LLC; and

        - 8,200,000 shares of Class B common stock issuable upon the exercise of a warrant that is exercisable within 60 days after May 31, 2002 that is held by Knowledge Kids, L.L.C.

     Knowledge Universe II LLC, Knowledge Kids, L.L.C. and Knowledge Universe Learning Group, LLC are either direct or indirect wholly owned subsidiaries of Knowledge Universe.


     Includes 386,025 shares of Class B common stock that may be acquired by other persons within 60 days of May 31, 2002 under options granted by Knowledge Kids, including the options granted to Windsor Digital Studio and Messrs. Kalinske and Fink described in footnotes 11, 18 and 21. Knowledge Universe shares voting and investment power with respect to these shares with the holders of the options.


     The address for entities affiliated with Knowledge Universe is 844 Moraga Drive, Los Angeles, California 90049.

 (5) Messrs. Ellison, M. Milken and L. Milken may each be deemed to control Knowledge Universe. As a result, Messrs. Ellison, M. Milken and L. Milken may each be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership, of shares of our capital stock owned directly or indirectly by Knowledge Universe. The address for Messrs. Ellison, M. Milken and L. Milken is c/o Knowledge Universe, 844 Moraga Drive, Los Angeles, California 90049.

 (6) Includes:

        - 499,971 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after May 31, 2002;

        - 5,487,805 shares of Class B common stock held by FrogPond; and

        - 1,800,000 shares of Class B common stock issuable upon exercise of a warrant held by FrogPond.

     LeapFrog RBT changed its name to FrogPond following the acquisition of substantially all the assets and business of LeapFrog RBT by Knowledge Kids Enterprises in 1997. FrogPond was issued 5,487,805 shares of Class B common stock in connection with the acquisition. A warrant to purchase 1,800,000 shares of Class B common stock was issued to FrogPond in July 1998. Mr. Wood is the President of FrogPond and may be deemed to have shared voting or investment power over the shares and warrants beneficially owned by FrogPond.

 (7) Includes 1,800,000 shares of Class B common stock issuable upon the exercise of a warrant that is exercisable within 60 days after May 31, 2002.


 (8) Includes 1,650,000 shares of Class A common stock held by Explore Holdings. Mr. Brewer is the General Manager of Explore Holdings and may be deemed to have voting or investment power over the shares beneficially owned by Explore Holdings.



     The address for Mr. Brewer and for Explore Holdings is 50 West Liberty Street, Suite 880, Reno, Nevada 89501.



 (9) The address for CSC LF Holdings is 1111 Stewart Avenue, Bethpage, New York 11714.



(10) The address for Publishing and Broadcasting International is Sassoon House, Cnr. Shirley Street & Victoria Avenue, Island of New Providence, Nassau, Bahamas.



(11) Includes 103,125 shares of Class B common stock presently held by Knowledge Kids, an affiliate of Knowledge Universe, which may be acquired within 60 days after May 31, 2002 by Windsor Digital Studio upon the exercise of a call option that Knowledge Kids has granted to Windsor Digital Studio. Windsor Digital Studio shares voting and investment power with respect to these shares with Knowledge Universe.


     The address for Windsor Digital Studio is 10877 Wilshire Boulevard, Suite 1550, Los Angeles, California 90024.

(12) Includes 423,953 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after May 31, 2002.



(13) Includes 112,482 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after May 31, 2002.


     Mr. Lally and certain members of his immediate family are members of FrogPond and hold membership interests presently corresponding to 159,602 shares of Class B common stock presently held by FrogPond, as well as approximately 52,348 shares of Class B common stock issuable upon exercise of a warrant presently held by FrogPond. These shares are not included in the table.


(14) Includes 377,082 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after May 31, 2002.



(15) Includes 142,850 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after May 31, 2002.



(16) Includes 347,000 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after May 31, 2002.



(17) Includes 155,203 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after May 31, 2002.



(18) Includes:


        - 20,833 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after May 31, 2002; and

        - 265,600 shares of Class B common stock presently held by Knowledge Kids, an affiliate of Knowledge Universe, or issuable upon exercise of warrants held by Knowledge Kids which may be acquired within 60 days after May 31, 2002 by Mr. Kalinske upon the exercise of a call option that Knowledge Kids has granted to Mr. Kalinske. Mr. Kalinske shares voting and investment power with respect to these shares with Knowledge Universe.


(19) Includes 181,461 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after May 31, 2002.



(20) Includes 50,000 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after May 31, 2002.


     The address for Ms. Simon is 844 Moraga Drive, Los Angeles, California
     90049.


(21) Includes:


        - 22,920 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after May 31, 2002; and

        - 12,500 shares of Class B common stock presently held by Knowledge Kids, an affiliate of Knowledge Universe, which may be acquired within 60 days of May 31, 2002 by Mr. Fink upon the exercise of a call option that Knowledge Kids has granted to Mr. Fink. Mr. Fink shares voting and investment power with respect to these shares with Knowledge Universe.

     The address for Mr. Fink is 844 Moraga Drive, Los Angeles, California
     90049.


(22) Includes 6,880 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after May 31, 2002.


     The address for Mr. Maron is 844 Moraga Drive, Los Angeles, California
     90049.


(23) On July 2, 2002, each of Dr. Munitz and Messrs. Berg and Resnick was elected as a director and was granted an option to purchase 25,000 shares of Class A common stock, which option vests in monthly installments over a three-year period from the date of grant. In addition, in July 2002, Dr. Munitz was granted an option to purchase 10,000 shares of Class A common stock in connection with his appointment to our Education Advisory Board, which option vests in monthly installments over a four-year period beginning on July 1, 2002. Accordingly, no portion of the options granted to Dr. Munitz and Messrs. Berg and Resnick is exercisable within 60 days after May 31, 2002.

(24) The address for Mr. Berg is c/o International Creative Management, Inc., 8942 Wilshire Boulevard, Beverly Hills, California 90211.



(25) The address for Dr. Munitz is c/o The J. Paul Getty Trust, 1200 Getty Center Drive, Suite 400, Los Angeles, California 90049.



(26) The address for Mr. Resnick is c/o Roll International Corporation, 11444 West Olympic Boulevard, Los Angeles, California 90064.



(27) See footnotes 4 through 26 above, as applicable. Also includes an additional 540,163 shares of Class A common stock held by our executive officers who are not named executive officers as well as 255,332 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after May 31, 2002 held by executive officers who are not named executive officers.

                          DESCRIPTION OF CAPITAL STOCK


     The following description of our capital stock reflects the amendment and restatement of our bylaws, effective upon the completion of this offering.


     Upon the completion of this offering, our authorized capital stock will consist of 139,500,000 shares of Class A common stock, par value $0.0001 per share, 40,500,000 shares of Class B common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share, 2,000,000 of which have been designated Series A preferred stock. As of March 31, 2002, there were 3,254,417 shares of Class A common stock issued and outstanding, which were held by 18 stockholders, 30,487,805 shares of Class B common stock issued and outstanding which were held by two stockholders, considering Knowledge Universe together with its affiliates as a single holder, and 2,000,000 shares of Series A preferred stock issued and outstanding which were held by three stockholders.

COMMON STOCK

     Voting Rights. The Class A common stock entitles its holders to one vote per share, and the Class B common stock entitles its holders to ten votes per share on all matters submitted to a vote of our stockholders. Immediately after the offering, Knowledge Universe and its affiliates will beneficially own 25,000,000 shares of our Class B common stock, not including a warrant held by Knowledge Universe and its affiliates to purchase an additional 8,200,000 shares of Class B common stock. Upon the completion of the offering, this will represent 82.0% of the voting power of our outstanding Class B common stock, and 78.4% of the combined voting power of our outstanding Class A common stock, Class B common stock and Series A preferred stock. As a result, Knowledge Universe has the power to control the election of all members of our board of directors and all other matters submitted to a vote of our stockholders. Holders of Class A common stock, Class B common stock and Series A preferred stock vote together as a single class on all matters presented to the stockholders for their vote or approval, except as may be required by Delaware law or as otherwise expressly specified in the certificate of incorporation. By action of our board of directors and the affirmative vote of the holders of a majority of the voting power of the Class A common stock, Class B common stock and Series A preferred stock, voting together as a class, we may increase or decrease the number of authorized shares of Class A common stock or preferred stock, other than the Series A preferred stock. We, by action of our board of directors and the affirmative vote of both (1) the holders of a majority of the voting power of our Class A common stock, Class B common stock and Series A preferred stock, voting together as a single class, and (2) the holders of a majority of the voting power of the Class B common stock, voting as a separate class, may increase or decrease the number of authorized shares of Class B common stock.

     Dividends. Holders of Class A common stock and Class B common stock are entitled to receive dividends at the same rate, when and if declared by the board of directors, out of legally available funds. We may not make any dividend or distribution with respect to any class of common stock unless at the same time we make a ratable dividend or distribution with respect to each outstanding share of common stock regardless of class. In the case of a stock dividend or other distribution payable in shares of a class of common stock, only shares of Class A common stock may be distributed with respect to Class A common stock and only shares of Class B common stock may be distributed with respect to Class B common stock, and the number of shares of common stock payable per share will be equal for each class

     Split, Subdivision or Combination. None of the Class A common stock or the Class B common stock may be subdivided, consolidated, reclassified or otherwise changed in any manner unless the other class is subdivided, consolidated, reclassified or otherwise changed in the same proportion.

     Conversion Rights. The Class A common stock has no conversion rights. Each share of Class B common stock is convertible at any time at the holder's option into one share of Class A common stock. Each share will automatically convert into one share of Class A common stock upon any change in the beneficial ownership of the share if it is no longer beneficially owned by Lawrence J. Ellison, Michael R. Milken, Lowell J. Milken or Michael C. Wood, or any entity that is controlled by any of them. Notwithstanding the foregoing, no automatic conversion will occur upon any transfer of shares of Class B common stock by (1) Knowledge Universe or its affiliates to any person or entity that held an equity interest in Knowledge Universe or its affiliates as of the date of this prospectus of up to the number of shares of Class B common stock the transferee indirectly held through such equity interest as of the date of this prospectus, (2) FrogPond of shares of Class B common stock it held as of the date of this prospectus to any person or entity that held an equity interest in FrogPond as of the date of this prospectus, (3) Knowledge Universe or its affiliates upon the exercise of an option outstanding as of the date of this prospectus to purchase shares of Class B common stock and (4) will or pursuant to the laws of descent and distribution to the transferor's family, transfer by a stockholder to a domestic trust created for the sole benefit of that stockholder or his family and transfer by such domestic trust to such original stockholder. For the purposes of these automatic conversion provisions, the terms "beneficial ownership" and "beneficially owned" have the meaning ascribed to the correlative term "beneficial owner" in Rule 13d-3 under the Exchange Act, and the term "family" means a transferor's spouse, lineal descendants, parents, siblings and lineal descendants of siblings, including any such relationship by legal adoption. Currently, persons other than Lawrence J. Ellison, Michael R. Milken and Lowell J. Milken, including Steven B. Fink, Stanley E. Maron and Thomas J. Kalinske, indirectly own (including by way of unexercised equity options) approximately 6.5% of the 33,200,000 shares of Class B common stock, including 8,200,000 shares of Class B common stock issuable upon the exercise of a warrant, owned by affiliates of Knowledge Universe. Currently, there are approximately 65 persons or entities, including Michael C. Wood, that hold an equity interest in FrogPond, which owns 7,287,805 shares of Class B common stock, including 1,800,000 shares of Class B common stock issuable upon exercise of a warrant. Currently, 386,025 shares of Class B common stock may be acquired under options granted by an affiliate of Knowledge Universe, including options granted to Windsor Digital Studio, Thomas J. Kalinske and Steven B. Fink; the exercise of any of these options would reduce the number of shares of Class B common stock indirectly owned by persons referred to above.

     Registration Rights. Knowledge Universe and its affiliates, Michael C. Wood and the holders of at least 33% of the common stock held by the parties to the Third Amended and Restated Stockholders Agreement dated as of July 5, 2002, referred to as our Stockholders Agreement, each have the right to demand that we register for public trading the shares of Class A common stock held by them, including shares of Class A common stock issued upon conversion of their shares of Class B common stock. We do not have to comply with this demand:

     - if the aggregate offering price of the registration, net of underwriting discounts and commissions, will not exceed $5 million;

     - within six months of this offering; or

     - if our board of directors determines, in good faith, that the registration at the time of request would be detrimental to us or our stockholders, in which case we can postpone the demanded registration for up to 90 days.

     Mr. Wood may only initiate a demand registration within 195 days following this offering and may only initiate such demand registration with respect to up to 1,000,000 shares held by him and FrogPond. Pursuant to our lock-up agreement with the underwriters of this offering, we have agreed that we will not file a registration statement, except for a registration statement on Form S-8, during the 180-day lock-up period.

     Knowledge Universe and its affiliates and Explore have the right to include the shares of Class A common stock held by them, including shares of Class A common stock issued upon conversion of their shares of Class B common stock in any registration of our Class A common stock after this offering, other than registrations relating to our employee benefit plans, registrations related to mergers, consolidations or acquisitions or registrations of our common stock issuable upon conversion of convertible debt securities.

     Merger. Upon the merger or consolidation of LeapFrog, holders of each class of common stock will be entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ only to the extent that the Class A common stock and the Class B common stock differ as provided in our certificate of incorporation.

     Liquidation Rights. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our debts or other liabilities and making provisions for the holders of the Series A preferred stock and any other outstanding series of preferred stock, our remaining assets will be distributed ratably among the holders of shares of the Class A common stock and Class B common stock.

     Other Provisions. The holders of our Class A common stock are not entitled to preemptive rights. Under our Stockholders Agreement, the holders of the Class B common stock and Series A preferred stock are entitled to purchase any new equity securities that we propose to issue for cash based on their pro rata ownership of our stock. This right does not apply to various enumerated exceptions including securities issued in an underwritten public offering such as this offering, securities issued in connection with a merger or acquisition transaction and securities issued under our benefits plans. This right terminates if our Class A common stock trades at or above a price of $18.75 per share for 30 consecutive trading dates and the aggregate value of all outstanding freely tradable Class A common stock held by non-affiliates equals or exceeds $100 million. The rights of holders of Class A common stock and Class B common stock are subject to the rights of holders of the Series A preferred stock and the shares of any other series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

  SERIES A PREFERRED STOCK

     Voting Rights. The Series A preferred stock entitles its holders to one vote per share of Class A common stock into which each share of Series A preferred stock is convertible at the time of such vote, on all matters submitted to a vote of our stockholders.

     Separate Series A Preferred Stock Vote. The affirmative vote of holders of shares representing 75% of the outstanding shares of Series A preferred stock, voting as a separate class is required to:

     - increase the authorized number of shares of Series A preferred stock;

     - authorize or issue any equity securities, or any security convertible into equity securities, that have liquidation or redemption rights equal or senior to the Series A preferred stock; and

     - amend, alter or repeal our certificate of incorporation in a way that adversely affects the rights of the Series A preferred stock.

     Dividends. Holders of Series A preferred stock are entitled to receive dividends when and if declared by the board of directors, out of legally available funds. In the event we declare or pay any dividend or distribution on our common stock, we must also declare, pay or set aside the same dividend or distribution on the Series A preferred stock, on an as-converted basis.

     Conversion Rights. The Series A preferred stock is convertible at any time, at the option of the holder, into Class A common stock. Each share of Series A preferred stock is currently, and immediately after this offering will be, convertible into one share of Class A common stock. The Series A preferred stock automatically converts into Class A common stock if the closing price of our Class A common stock equals or exceeds $18.75 for 30 consecutive trading days and the aggregate value of all of the outstanding, freely tradeable Class A common stock held by non-affiliates equals or exceeds $100 million.

     Splits, Subdivisions or Combinations. If the common stock is subdivided, consolidated, reclassified or otherwise changed in any manner, the conversion ratio of Series A preferred stock into Class A common stock will be adjusted in proportion to the increase or decrease in the number of shares of common stock.

     Liquidation Rights. In the event of a liquidation, dissolution or winding up of our affairs, after payment of our debts or other liabilities, our remaining assets will be first distributed to the Series A preferred stock in an amount per share equal to the greater of $12.50 per share of Series A preferred stock or the aggregate amount that would be distributed to a holder of a share of Series A preferred stock who had converted the share to Class A common stock prior to the distribution, assuming that all shares of Series A preferred stock had been converted to Class A common stock prior to the distribution.

     Merger. Upon any merger or acquisition of LeapFrog in which our stockholders prior to the transaction possess less than 50% of the total voting power of the surviving entity, holders of Series A preferred stock will be entitled to receive, in addition to the liquidation amount specified above, any registration or other rights given in the merger to holders of Class B common stock.

     Redemption. Each holder of Series A preferred stock will have the right to require us to redeem all or a portion of the shares of Series A preferred stock held by them on September 22, 2006. Each share of Series A preferred stock can be redeemed at a per share price equal to the greater of $12.50 or the fair market value of a share of Series A preferred stock on September 22, 2006.

     Registration Rights. CSC, Publishing and Broadcasting International and the holders of at least a majority of the Series A preferred stock other than CSC or Publishing and Broadcasting International each have the right to demand that we register for public trading the shares of Class A common stock held by them upon conversion of their shares of Series A preferred stock. We do not have to comply with this demand:

     - if the aggregate offering price of the registration, net of underwriting discounts and commissions, will not exceed $5 million;

     - within six months of this offering; or

     - if our board of directors determines, in good faith, that the registration at the time of request would be detrimental to us or our stockholders, in which case we can postpone the demanded registration for up to 90 days.

     CSC also has the right to demand a second time that we register for public trading their shares of Class A common stock obtained upon conversion of their shares of Series A preferred stock, subject to the same exceptions described above.

     The holders of Series A preferred stock have the right to include the shares of Class A common stock held by them upon conversion of their shares of Series A preferred stock in any registration of our Class A common stock after this offering, other than registrations relating to our employee benefit plans, registrations related to mergers, consolidations or acquisitions or registrations of our common stock issuable upon conversion of convertible debt securities.

     Other Provisions. Under our Stockholders Agreement, the holders of our Series A preferred stock are entitled to purchase any new equity securities that we propose to issue based on their pro rata ownership of our stock. This right does not apply to various enumerated exceptions, including securities issued in an underwritten public offering such as this offering, securities issued in connection with a merger or acquisition transaction and securities issued under our benefits plans. The right terminates if our Class A common stock trades at or above a price of $18.75 per share for 30 consecutive trading days and the aggregate value of all outstanding freely tradable Class A common stock held by non-affiliates equals or exceeds $100 million.

  OTHER PREFERRED STOCK

     Our board of directors has the authority, without action by our common stockholders, to issue up to an aggregate of 18,000,000 shares of preferred stock having rights senior to those of the common stock in one or more classes or series. The board may fix or alter the designations, powers, preferences and special or relative rights and any qualifications, limitations or restrictions of the shares of each such series. The issuance of preferred stock could:

     - Restrict dividends on our common stock;

     - Provide redemption rights and require us to maintain a sinking fund to cover a potential redemption;

     - Dilute the voting power of our common stock;

     - Impair the liquidation rights of our common stock; or

     - Delay or prevent a change in control without further action by our stockholders.

     The authority of the board of directors to issue preferred stock without further action by the stockholders provides flexibility in connection with possible acquisitions and other corporate purposes, but may also result in the issuance of preferred stock with voting, conversion or other rights that could adversely affect your voting power and other rights as a stockholder. The issuance of preferred stock may have the effect of delaying or preventing a change in control of LeapFrog. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to you and in some circumstances have the effect of decreasing the market price of the Class A common stock. We currently have no plans to issue any shares of preferred stock.

WARRANTS

     In July 1998, we declared a dividend on our outstanding Class B common stock in the form of warrants to purchase an aggregate of 10,000,000 shares of Class B common stock and issued these warrants to Knowledge Kids, L.L.C., an affiliate of Knowledge Universe, and to FrogPond, LLC. These warrants expire in July 2003. See "Related Party Transactions."

DELAWARE ANTI-TAKEOVER LAW AND SELECTED CHARTER PROVISIONS

  DELAWARE LAW

     We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder unless:

     - prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combination to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

     - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 defines an "interested stockholder" as:

     - any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation; and

     - any entity or person affiliated with or controlling or controlled by the entity or person.

     A Delaware corporation may "opt out" of the anti-takeover law with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of the anti-takeover law. The statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to our company and, accordingly, may discourage attempts to acquire our company. We do not believe that these provisions would apply to a business combination with Knowledge Universe or its affiliates.

  CHARTER PROVISIONS

     Upon the completion of this offering, our bylaws will provide that any action required or permitted to be taken by our stockholders at an annual meeting or a special meeting of the stockholders may be taken only if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The bylaws will also provide that special meetings of our stockholders may be called only by the board of directors.

     Our certificate of incorporation and our bylaws will provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services provided to us, which may include services in connection with takeover defense measures. Such provisions may have the effect of preventing changes in our management. See "-- Limitation of Liability and Indemnification."

LIMITATION OF LIABILITY AND INDEMNIFICATION


     Our certificate of incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:


     - any breach of the director's duty of loyalty;

     - acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

     - payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

     - any transaction from which the director derives an improper personal benefit.

     These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

     Our bylaws, which will become effective upon the completion of this offering, require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may limit the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against LeapFrog or its directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our board of directors.

     We have entered into indemnity agreements with each of our current directors and some of our executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of LeapFrog for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so. LeapFrog has directors' and officers' liability insurance.

TRANSFER AGENT AND REGISTRAR

     Continental Stock Transfer and Trust Company will serve as transfer agent and registrar for our Class A common stock.

LISTING

     Our Class A common stock has been approved for listing on the New York Stock Exchange under the trading symbol "LF."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no public market for our Class A common stock. Market sales of shares or the availability of shares for sale may decrease the market price of our Class A common stock prevailing from time to time. Further, sales of substantial amounts of Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Class A common stock and could impair our future ability to raise capital through the sale of our equity securities.

     After this offering, 44,567,222 shares of Class A common stock will be outstanding, based on the number of shares of Class A common stock outstanding as of March 31, 2002, assuming conversion of all outstanding shares of Series A preferred stock and Class B common stock into shares of Class A common stock and assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants, except for options held by selling stockholders to purchase an aggregate of 195,000 shares of Class A common stock at an exercise price of $2.37 per share and a warrant to purchase 20,000 shares of Class A common stock at an exercise price of $10.00 per share. All of the shares sold in this offering will be freely tradable, except that the participants in our directed share program, who will acquire up to 500,000 of the shares of Class A common stock sold in the offering at the initial offering price, have agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of Class A common stock acquired in this offering without the prior written consent of Merrill Lynch and Salomon Smith Barney for a period of 30 days after the date of this prospectus, or 180 days if the shares are to be beneficially owned by any of our directors, executive officers or other significant stockholders listed on the tables in the section entitled "Principal and Selling Stockholders." Except as set forth below, the remaining shares of Class A common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. Subsequently, these remaining shares will be available for sale in the public market as follows:

                                                                APPROXIMATE
                                                              NUMBER OF SHARES
                                                              ----------------
DATE OF AVAILABILITY OF SALE
As of the date of this prospectus...........................           none
90 days after the date of this prospectus...................        182,626
120 days after the date of this prospectus..................        111,932
180 days after the date of this prospectus (although a
  portion of such shares will be subject to specified volume
  limitations pursuant to Rule 144).........................     35,272,664

     Our executive officers, directors, selling stockholders and stockholders holding virtually all of the shares of our capital stock have agreed, subject to limited exceptions, that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Merrill Lynch and Salomon Smith Barney, sell, offer, contract to sell, pledge or otherwise dispose of shares of our Class A common stock or any securities convertible into, or exercisable or exchangeable for our Class A common stock or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, other than shares of Class A common stock disposed of as bona fide gifts approved by Merrill Lynch and Salomon Smith Barney. Merrill Lynch and Salomon Smith Barney in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     Four of our stockholders have issued full recourse promissory notes to us in the aggregate principal amount of $3,750,794. Any principal and interest remaining outstanding under these notes will be due 190 days after the date of this prospectus, and these stockholders may sell shares of our Class A common stock before that date, but after the expiration of the 180-day lock-up period, in order to satisfy the amounts due.

     In general, under Rule 144 under the Securities Act of 1933, as currently in effect, a person who has beneficially owned shares of our Class A common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


     - 1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 446,000 shares immediately after this offering; or


     - the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     The sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


     Rule 701 under the Securities Act of 1933, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with specified restrictions, including the holding period requirement, of Rule 144. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates who purchased shares under a written compensation plan on contract may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, all but 294,558 of our Rule 701 shares, excluding shares to be sold by the selling stockholders in this offering, are subject to lock-up agreements with the underwriters and will only become eligible for sale at the expiration of the 180-day lock-up agreements or upon obtaining the prior written consent of Merrill Lynch and Salomon Smith Barney, but in either event, no sooner than 90 days after this offering.



     We intend to file a registration statement on Form S-8 registering 17,407,983 shares of Class A common stock subject to outstanding options or reserved for future issuance under our stock plans. As of March 31, 2002, options to purchase a total of 8,447,685 shares of Class A common stock were outstanding under our Stock Option Plan, which we are amending and restating as our Incentive Plan concurrently with this offering. We intend to issue options to purchase a total of 1,094,056 shares of Class A common stock under our Incentive Plan concurrently with this offering in connection with the conversion of SARs outstanding as of March 31, 2002 into options. After the filing of this registration statement on Form S-8, Class A common stock issued upon exercise of outstanding vested options under the Incentive Plan, other than Class A common stock issued to our affiliates, will be available for immediate resale in the open market without restriction subject to the contractual lock-up limitations described above.


     In addition, we have outstanding warrants to purchase 10,000,000 shares of Class B common stock and 20,000 shares of Class A common stock. Subject to volume limitations specified in Rule 144, shares issued on the exercise of the warrants to purchase 10,000,000 shares of Class B common stock may be eligible for immediate resale in the open market, subject to the lock-up agreements described above.

REGISTRATION RIGHTS

     Stockholders holding an aggregate of 37,850,000 shares of Class A common stock (including shares issuable upon conversion of Class B common stock and Series A preferred stock) are entitled to registration rights under our Stockholders Agreement, subject to lock-up agreements. Commencing six months after the offering, any of CSC, Publishing and Broadcasting International, Windsor Digital Studio,

Knowledge Kids or its affiliates, Michael C. Wood or the holders of one-third of the common stock held by Mr. Wood, FrogPond, Explore Technologies and Knowledge Kids or its affiliates, may make a one-time written request of LeapFrog for registration with the SEC of all or part of its Class A common stock of LeapFrog, referred to as a demand registration. However, we need not effect a demand registration unless it includes securities with an aggregate offer price, net of underwriting discounts and commissions, of at least $5 million, or unless Mr. Wood requests a demand registration within 195 days following this offering with respect to up to 1,000,000 shares held by him and FrogPond. CSC is entitled to a second demand registration. Parties to the Stockholders Agreement, other than Mr. Wood and FrogPond, also have piggyback registration rights for their Class A common stock. The number of securities to be included in the offering by these stockholders will be subject to reduction by the applicable underwriter in some cases. We will bear all expenses incident to our performance of our registration obligations, other than some of the costs or expenses of selling stockholders.

     CERTAIN UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a non-U.S. holder. For purposes of this discussion, you are a "non-U.S. holder" if you are a beneficial owner of our Class A common stock, and you are not, for U.S. federal income tax purposes:

     - an individual who is a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

     - an estate whose income is subject to U.S. federal income taxation regardless of its source; or

     - a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

     If you are an individual, you may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

     This discussion does not consider:

     - U.S. state or local non-U.S. tax consequences;

     - all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our Class A common stock may be affected by various determinations made at the partner level;

     - the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

     - special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; and

     - special tax rules that may apply to a non-U.S. holder that holds our Class A common stock as part of a "straddle," "hedge," "conversion transaction," synthetic security" or other integrated investment.

     The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that you hold our Class A common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR CLASS A COMMON STOCK.

DIVIDENDS

     We do not anticipate paying cash dividends on our Class A common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our Class A common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a Form W-8BEN certifying your eligibility for the lower treaty rate.

     If you claim the benefit of an applicable income tax treaty rate, you generally will be required to satisfy applicable certification and other requirements. However,

     - in the case of Class A common stock held by a foreign partnership, the certification requirement will generally be applied to partners and the partnership will be required to provide certain information;

     - in the case of Class A common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined the U.S. Treasury regulations; and

     - look-through rules apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

     A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

     If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

     If the dividend is effectively connected with your conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the United States; in these cases, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

     You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our Class A common stock unless:

     - the gain is effectively connected with your conduct of a trade or business in the United States, or alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

     - you are an individual who holds our Class A common stock as a capital asset, are present in the United States for 183 days or more in the taxable year of the disposition and meet other requirements; in these cases, the gain will be taxed at a rate of 30%; or

     - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our Class A common stock; in these cases, the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.

     Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our

Class A common stock, provided that our Class A common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

FEDERAL ESTATE TAX

     Class A common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Dividends paid to you may be subject to information reporting and U.S. backup withholding. You will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

     The gross proceeds from the disposition of our Class A common stock may be subject to information reporting and backup withholding. If you sell your Class A common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, U.S. information reporting, but not back up withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell our Class A common stock through a non-U.S. office of a broker that:

     - is a U.S. person;

     - derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

     - is a "controlled foreign corporation" for U.S. tax purposes; or

     - if a foreign partnership, if at any time during its tax year, one or more of its partners U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish exemption.

     If you receive payments of the proceeds of a sale of our Class A common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

     You generally may obtain a refund of any amount withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are acting as joint book-running managers of the offering, and, together with Banc of America Securities LLC, Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc. and U.S. Bancorp Piper Jaffray Inc., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                                               NUMBER
                                                              OF SHARES
                        UNDERWRITER                           ---------
                        -----------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Salomon Smith Barney Inc. ..................................
Banc of America Securities LLC..............................
Bear, Stearns & Co. Inc. ...................................
Deutsche Bank Securities Inc. ..............................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                              ---------
             Total..........................................  9,000,000
                                                              =========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not
to exceed $     per share. The underwriters may allow, and dealers may reallow,
a concession not to exceed $     per share on sales to other dealers. If all of
the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,350,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We, our executive officers, directors, the selling stockholders and stockholders holding virtually all of the shares of our capital stock have agreed, subject to limited exceptions, that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Merrill Lynch and Salomon Smith Barney, sell, offer, contract to sell, pledge or otherwise dispose of shares of our Class A common stock or any securities convertible into, or exercisable or exchangeable for our Class A common stock or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, other than shares of Class A common stock (1) sold pursuant to the underwriting agreement and (2) disposed of as bona fide gifts approved by Merrill Lynch and Salomon Smith Barney. Merrill Lynch and Salomon Smith Barney in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     At our request, the underwriters have reserved up to 500,000 shares of Class A common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of Class A common stock offered. Participants in the directed share program will sign lock-up agreements substantially similar to the lock-up agreements described above. While directed shares purchased by our directors, executive officers and other significant stockholders listed on the tables in the section entitled "Principal and Selling Stockholders," will be subject to the 180-day lock-up period, other recipients of directed shares will be subject to a 30-day lock-up period. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

     Prior to this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our Class A common stock will develop and continue after this offering.

     Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol "LF." The underwriters have undertaken to sell shares of Class A common stock to a minimum of 2,000 beneficial owners in lots of 100 or more shares to meet the New York Stock Exchange distribution requirements for trading.

     The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Class A common stock.

                                    PAID BY LEAPFROG          PAID BY SELLING STOCKHOLDERS
                              ----------------------------    ----------------------------
                              NO EXERCISE    FULL EXERCISE    NO EXERCISE    FULL EXERCISE
                              -----------    -------------    -----------    -------------
          Per share.........  $               $               $               $
          Total.............  $               $               $               $
                              -----------     -----------     -----------     -----------

     In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Class A common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares though the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the Class A common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the Class A common stock. They may also cause the price of the Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.


     We estimate that the total expenses of this offering, all of which will be paid by us, will be $5.1 million, excluding underwriting discounts and commissions. The public offering price, underwriting discount and other terms set forth in the underwriting agreement will be approved by the initial public offering committee of our board of directors prior to this offering.


     Merrill Lynch has previously engaged in investment banking services in the ordinary course of business with us. Merrill Lynch has received customary fees and commissions for these services. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their businesses.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

     We, the selling stockholders and Knowledge Universe have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities. The selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act.

                                 LEGAL MATTERS

     Cooley Godward LLP, San Francisco, California, will pass upon the validity of the shares of Class A common stock being offered hereby for us. Shearman & Sterling, San Francisco, California, will pass upon certain legal matters in connection with this offering for the underwriters. Certain partners and employees of Cooley Godward are members of FrogPond, LLC, which holds 5,487,805 shares of our Class B common stock and a warrant to purchase an additional 1,800,000 shares of our Class B common stock. As of the date of this prospectus, such partners' and employees' interest in FrogPond, including shares that may be purchased under the warrant, corresponds to fewer than 225,000 shares of our Class B common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules. For further information with respect to us and the Class A common stock being offered, reference is made to the registration statement and the related exhibits and schedule. Statements contained in this prospectus regarding the contents of any contract or any other document are qualified by reference to the copy of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the related exhibits and schedule may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

     We intend to provide our stockholders with annual reports containing combined financial statements audited by an independent accounting firm and to file with the SEC quarterly reports containing unaudited combined financial data for the first three quarters of each year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........  F-2
Audited Consolidated Financial Statements
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
LeapFrog Enterprises, Inc.

     We have audited the accompanying consolidated balance sheets of LeapFrog Enterprises, Inc., formerly known as Knowledge Kids Enterprises, Inc., as of December 31, 2000 and 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LeapFrog Enterprises, Inc. at December 31, 2000 and 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                 /s/ ERNST & YOUNG LLP
San Francisco, California
February 28, 2002

                           LEAPFROG ENTERPRISES, INC.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  DECEMBER 31,
                                                              ---------------------    MARCH 31,
                                                                2000        2001         2002
                                                              ---------   ---------   -----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  5,327    $  8,269     $  1,436
  Accounts receivable, net of allowances of $11,424, $9,854
    and $8,179 at December 31, 2000 and 2001 and March 31,
    2002, respectively......................................    54,198     115,499       45,564
  Inventories, net..........................................    42,904      46,103       43,291
  Prepaid expenses and other current assets.................     1,765       2,058        2,540
  Deferred income taxes.....................................     2,327       7,049        8,480
                                                              ---------   ---------    ---------
Total current assets........................................   106,521     178,978      101,311
Property and equipment, net.................................     8,215      16,857       18,128
Other assets................................................       155         148           93
Notes receivable due from related parties...................       664         689          694
Investments in affiliate and related parties................       500         200          200
Deferred income taxes.......................................       639       1,779        2,649
Intangible assets, net......................................    23,103      23,322       23,675
                                                              ---------   ---------    ---------
Total assets................................................  $139,797    $221,973     $146,750
                                                              =========   =========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 33,165    $ 34,412     $ 19,124
  Accrued liabilities.......................................     5,976       9,342       10,363
  Deferred revenue..........................................       237       2,250        2,344
  Cooperative advertising...................................     4,326       5,380        2,031
  Income taxes payable......................................        --       9,634          138
  Notes payable to affiliate................................     5,118          --           --
  Borrowings under credit agreement.........................    27,376          --           --
                                                              ---------   ---------    ---------
Total current liabilities...................................    76,198      61,018       34,000
Long-term debt..............................................        --      61,163       17,204
Deferred rent...............................................        22         245          274
Deferred income taxes.......................................     1,766       2,560        2,193
Commitments and contingencies
Redeemable convertible Series A preferred stock, $0.0001 par value; 6,000,000 shares authorized; 2,000,000 shares
  issued and outstanding in 2001, net of $861 of issuance
  costs (Liquidation preference of $25,000 at December 31,
  2001 and March 31, 2002)..................................        --      24,139       24,139
Stockholders' equity
  Class A common stock, par value $0.0001; 70,000,000 shares authorized; shares issued and outstanding 3,262,836,
    3,436,577 and 3,486,577 at December 31, 2000 and 2001
    and March 31, 2002, respectively........................        --          --           --
  Class B common stock, par value $0.0001; 40,500,000 shares
    authorized 30,487,805 shares issued and outstanding.....         3           3            3
  Treasury stock -- 232,160 shares in 2000 and 2001.........      (550)       (550)        (550)
  Additional paid-in capital................................    69,673      74,308       76,479
  Deferred compensation.....................................       (61)     (2,560)      (3,318)
  Notes receivable from stockholders........................    (3,255)     (4,073)      (4,323)
  Accumulated other comprehensive (loss) income.............       (39)         11           (1)
  (Accumulated deficit) retained earnings...................    (3,960)      5,709          650
                                                              ---------   ---------    ---------
Total stockholders' equity..................................    61,811      72,848       68,940
                                                              ---------   ---------    ---------
Total liabilities and stockholders' equity..................  $139,797    $221,973     $146,750
                                                              =========   =========    =========

                            See accompanying notes.

                           LEAPFROG ENTERPRISES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                      YEAR ENDED DECEMBER 31,           THREE MONTHS ENDED MARCH 31,
                              ---------------------------------------   -----------------------------
                                 1999          2000          2001           2001            2002
                              -----------   -----------   -----------   -------------   -------------
                                                                                 (UNAUDITED)
Net sales...................  $   71,867    $  160,128    $  313,721     $   21,912      $   57,838
Cost of sales...............      42,878        91,847       169,076         12,876          30,422
                              -----------   -----------   -----------    -----------     -----------
Gross profit................      28,989        68,281       144,645          9,036          27,416
Operating expenses:
  Selling, general and
     administrative.........      13,616        33,288        55,519          9,546          16,170
  Research and
     development............       4,572        16,027        38,376         10,034          12,686
  Advertising...............       8,165        16,371        30,124          2,874           5,043
  Depreciation and
     amortization...........       1,187         2,463         4,191            901           1,590
                              -----------   -----------   -----------    -----------     -----------
Total operating expenses....      27,540        68,149       128,210         23,355          35,489
                              -----------   -----------   -----------    -----------     -----------
Income (loss) from
  operations................       1,449           132        16,435        (14,319)         (8,073)
  Interest expense..........          --        (1,151)       (2,889)          (639)           (485)
  Interest income...........       1,030           715           613            165             106
  Other (expense) income....        (260)         (297)          294            568              24
                              -----------   -----------   -----------    -----------     -----------
Income (loss) before
  provision for income taxes
  and equity losses.........       2,219          (601)       14,453        (14,225)         (8,428)
Equity losses in investment
  in affiliate..............        (309)       (1,681)           --             --              --
                              -----------   -----------   -----------    -----------     -----------
Income (loss) before
  provision for income
  taxes.....................       1,910        (2,282)       14,453        (14,225)         (8,428)
Provision (benefit) for
  income taxes..............         371           (23)        4,784         (5,690)         (3,369)
                              -----------   -----------   -----------    -----------     -----------
Net income (loss)...........  $    1,539    $   (2,259)   $    9,669     $   (8,535)     $   (5,059)
                              ===========   ===========   ===========    ===========     ===========
Net income (loss) per common
  share -- basic............  $     0.05    $    (0.07)   $     0.29     $    (0.26)     $    (0.15)
                              ===========   ===========   ===========    ===========     ===========
Net income (loss) per common
  share -- diluted..........  $     0.05    $    (0.07)   $     0.25     $    (0.26)     $    (0.15)
                              ===========   ===========   ===========    ===========     ===========
Shares used in calculating
  net income (loss) per
  share -- basic............  31,877,531    32,462,387    33,449,009     33,326,152      33,694,444
                              ===========   ===========   ===========    ===========     ===========
Shares used in calculating
  net income (loss) per
  share -- diluted..........  33,268,173    32,462,387    38,469,996     33,326,152      33,694,444
                              ===========   ===========   ===========    ===========     ===========

                            See accompanying notes.

                           LEAPFROG ENTERPRISES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                ACCUMULATED
                                                                                                   NOTES           OTHER
                                     CLASS A   CLASS B              ADDITIONAL                   RECEIVABLE    COMPREHENSIVE
                                     COMMON    COMMON    TREASURY    PAID-IN       DEFERRED         FROM          (LOSS)
                                      STOCK     STOCK     STOCK      CAPITAL     COMPENSATION   STOCKHOLDERS      INCOME
                                     -------   -------   --------   ----------   ------------   ------------   -------------
BALANCES AT DECEMBER 31, 1998......    $--       $ 3      $  --      $63,699       $    --        $    --           $--
  Issuance of Class A common stock
    for earn-out related to
    purchase of Explore
    Technologies (500,000
    shares)........................     --        --         --        1,750            --             --            --
  Deferred compensation............     --        --         --          132          (132)            --            --
  Net income and comprehensive
    income.........................     --        --         --           --            --             --            --
                                       ---       ---      -----      -------       -------        -------           ---
BALANCES AT DECEMBER 31, 1999......     --         3         --       65,581          (132)            --            --
  Amortization of deferred
    compensation...................     --        --         --           --            54             --            --
  Class A common stock issued upon
    exercise of stock options
    (239,235 shares)...............     --        --         --          567            --             --            --
  Class A common stock issued in
    exchange for notes receivable
    (1,373,601 shares).............     --        --         --        3,255            --         (3,255)           --
  Issuance of stock options to
    nonemployees and notes
    receivable.....................     --        --         --          287            --             --            --
  Reversal of deferred compensation
    due to employee termination....     --        --         --          (17)           17             --            --
  Class A treasury stock purchases
    (232,160 shares)...............     --        --       (550)          --            --             --            --
  Comprehensive loss:
    Net loss.......................     --        --         --           --            --             --            --
    Cumulative translation
      adjustment...................     --        --         --           --            --             --           (39)
  Total comprehensive loss.........     --        --         --           --            --             --            --
                                       ---       ---      -----      -------       -------        -------           ---
BALANCES AT DECEMBER 31, 2000......     --         3       (550)      69,673           (61)        (3,255)          (39)
  Amortization of deferred
    compensation...................     --        --         --           --           681             --            --
  Deferred compensation............     --        --         --        3,250        (3,250)            --            --
  Class A common stock issued in
    exchange for notes receivable
    (173,741 shares)...............     --        --         --          818            --           (818)           --
  Issuance of stock options to
    non-employees and notes
    receivable.....................     --        --         --          637            --             --            --
  Reversal of deferred compensation
    due to employee termination....     --        --         --          (70)           70             --            --
  Comprehensive income:
    Net income.....................     --        --         --           --            --             --            --
    Cumulative translation
      adjustment...................     --        --         --           --            --             --            50
  Total comprehensive income.......     --        --         --           --            --             --            --
                                       ---       ---      -----      -------       -------        -------           ---
BALANCES AT DECEMBER 31, 2001......     --         3       (550)      74,308        (2,560)        (4,073)           11
  Amortization of deferred
    compensation (unaudited).......     --        --         --           --           192             --            --
  Deferred compensation
    (unaudited)....................     --        --         --        1,001        (1,001)            --            --
  Class A common stock issued in
    exchange for notes receivable
    (50,000 shares) (unaudited)....     --        --         --          250            --           (250)           --
  Issuance of stock options to
    non-employees and notes
    receivable (unaudited).........     --        --         --            9            --             --            --
  Reversal of deferred compensation
    due to employee termination....     --        --         --          (51)           51             --            --
  Warrants issued in exchange for
    services rendered
    (unaudited)....................     --        --         --          142            --             --            --
  Conversion of stock appreciation
    rights to non-qualified stock
    options (unaudited)............     --        --         --          820            --             --            --
  Comprehensive Income:
    Net Loss (unaudited)...........     --        --         --           --            --             --            --
    Cumulative translation
      adjustment (unaudited).......     --        --         --           --            --             --           (12)
  Total comprehensive loss
    (unaudited)....................     --        --         --           --            --             --            --
                                       ---       ---      -----      -------       -------        -------           ---
BALANCES AT MARCH 31, 2002
  (UNAUDITED)......................    $--       $ 3      $(550)     $76,479       $(3,318)       $(4,323)          $(1)
                                       ===       ===      =====      =======       =======        =======           ===


                                       RETAINED
                                       EARNINGS         TOTAL
                                     (ACCUMULATED   STOCKHOLDERS'
                                       DEFICIT)         EQUITY
                                     ------------   --------------
BALANCES AT DECEMBER 31, 1998......    $(3,240)        $60,462
  Issuance of Class A common stock
    for earn-out related to
    purchase of Explore
    Technologies (500,000
    shares)........................         --           1,750
  Deferred compensation............         --              --
  Net income and comprehensive
    income.........................      1,539           1,539
                                       -------         -------
BALANCES AT DECEMBER 31, 1999......     (1,701)         63,751
  Amortization of deferred
    compensation...................         --              54
  Class A common stock issued upon
    exercise of stock options
    (239,235 shares)...............         --             567
  Class A common stock issued in
    exchange for notes receivable
    (1,373,601 shares).............         --              --
  Issuance of stock options to
    nonemployees and notes
    receivable.....................         --             287
  Reversal of deferred compensation
    due to employee termination....         --              --
  Class A treasury stock purchases
    (232,160 shares)...............         --            (550)
  Comprehensive loss:
    Net loss.......................     (2,259)         (2,259)
    Cumulative translation
      adjustment...................         --             (39)
                                                       -------
  Total comprehensive loss.........         --          (2,298)
                                       -------         -------
BALANCES AT DECEMBER 31, 2000......     (3,960)         61,811
  Amortization of deferred
    compensation...................         --             681
  Deferred compensation............         --              --
  Class A common stock issued in
    exchange for notes receivable
    (173,741 shares)...............         --              --
  Issuance of stock options to
    non-employees and notes
    receivable.....................         --             637
  Reversal of deferred compensation
    due to employee termination....         --              --
  Comprehensive income:
    Net income.....................      9,669           9,669
    Cumulative translation
      adjustment...................         --              50
                                                       -------
  Total comprehensive income.......         --           9,719
                                       -------         -------
BALANCES AT DECEMBER 31, 2001......      5,709          72,848
  Amortization of deferred
    compensation (unaudited).......         --             192
  Deferred compensation
    (unaudited)....................         --              --
  Class A common stock issued in
    exchange for notes receivable
    (50,000 shares) (unaudited)....         --              --
  Issuance of stock options to
    non-employees and notes
    receivable (unaudited).........         --               9
  Reversal of deferred compensation
    due to employee termination....         --              --
  Warrants issued in exchange for
    services rendered
    (unaudited)....................         --             142
  Conversion of stock appreciation
    rights to non-qualified stock
    options (unaudited)............         --             820
  Comprehensive Income:
    Net Loss (unaudited)...........     (5,059)         (5,059)
    Cumulative translation
      adjustment (unaudited).......         --             (12)
                                                       -------
  Total comprehensive loss
    (unaudited)....................         --          (5,071)
                                       -------         -------
BALANCES AT MARCH 31, 2002
  (UNAUDITED)......................    $   650         $68,940
                                       =======         =======

                            See accompanying notes.

                           LEAPFROG ENTERPRISES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                              THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,               MARCH 31,
                                                       ----------------------------------   ----------------------
                                                         1999        2000         2001        2001         2002
                                                       ---------   ---------   ----------   ---------   ----------
Net income (loss)....................................  $  1,539    $ (2,259)   $   9,669    $ (8,535)   $   (5,059)
Adjustments to reconcile net income (loss) to net
  cash used in operating activities:
  Depreciation.......................................     1,067       2,828        4,695         870         2,015
  Amortization.......................................       963       1,095        1,081         280           147
  Equity losses in investment in affiliate...........       309       1,681           --          --            --
  Loss on sale of property and equipment.............       260         297          256          --            --
  Loss on sale of investment with related party......        --          --           16          --            --
  Provision for accounts receivable..................     2,775      12,187       16,008         632         2,939
  Deferred income taxes..............................    (1,420)        220       (5,068)         --        (2,668)
  Deferred rent......................................        --          22          223          51            29
  Deferred revenue...................................        --         237        2,013        (160)           94
  Amortization of deferred compensation..............        --          54          681          --           192
  Conversion of stock appreciation rights to
    non-statutory stock options......................        --          --           --          --           331
  Stock option compensation related to nonemployees
    and nonrecourse notes receivable.................        --         287          637         346             9
  Other changes in operating assets and liabilities:
    Accounts receivable..............................   (27,773)    (38,278)     (77,309)     38,336        66,996
    Inventories......................................    (8,807)    (29,357)      (3,199)     (7,501)        2,812
    Prepaid expenses and other current assets........       268        (555)        (293)         49          (482)
    Notes receivable due from stockholders...........        --        (664)         (25)         --            (5)
    Other assets.....................................        --        (155)           7         235            55
    Accounts payable.................................    11,993      18,864        1,247     (12,703)      (15,288)
    Accrued liabilities..............................     1,447       3,068        3,366         514         1,402
    Cooperative advertising..........................       799       2,248        1,054      (3,264)       (3,349)
    Income taxes payable.............................     1,550      (1,550)       9,634      (5,729)       (9,496)
                                                       ---------   ---------   ----------   ---------   ----------
  Net cash provided by (used in) operating
    activities.......................................   (15,030)    (29,730)     (35,307)      3,421        40,674
Investing activities:
  Purchases of property and equipment................    (2,159)     (8,883)     (13,593)     (3,660)       (3,286)
  Purchase of intangible assets......................        --          --       (1,300)         --          (250)
  Investments in affiliate and related parties.......    (1,990)       (500)         284          --            --
  Other..............................................        79         (41)          --          --            --
                                                       ---------   ---------   ----------   ---------   ----------
  Net cash used in investing activities..............    (4,070)     (9,424)     (14,609)     (3,660)       (3,536)
Financing activities:
  Borrowings under credit agreement..................        --      48,709      313,032      47,795       100,637
  Repayments under credit agreement..................        --     (21,333)    (279,245)    (57,478)     (144,596)
  Borrowings on notes payable to affiliates..........        --      22,500           --          --            --
  Repayments on notes payable to affiliates..........        --     (17,382)      (5,118)         --            --
  Proceeds from issuance of convertible Series A
    preferred stock, net of issuance costs...........        --          --       24,139      24,139            --
  Proceeds from issuance of common stock.............        --          17           --          --            --
                                                       ---------   ---------   ----------   ---------   ----------
  Net cash provided by (used in) financing
    activities.......................................        --      32,511       52,808      14,456       (43,959)
  Effect of exchange rate changes on cash............        --         (39)          50          34           (12)
                                                       ---------   ---------   ----------   ---------   ----------
  (Decrease) increase in cash and cash equivalents...   (19,100)     (6,682)       2,942      14,251        (6,833)
Cash and cash equivalents at beginning of year.......    31,109      12,009        5,327       5,327         8,269
                                                       ---------   ---------   ----------   ---------   ----------
Cash and cash equivalents at end of year.............  $ 12,009    $  5,327    $   8,269    $ 19,578    $    1,436
                                                       =========   =========   ==========   =========   ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Income taxes paid..................................  $      4    $  1,616    $      16    $     --    $    8,800
  Interest paid......................................  $     --    $    618    $   2,810    $    686    $      725
Noncash investing and financing activities:
  Issuance of Class A common stock for acquisition of
    the assets of Explore Technologies, Inc..........  $  1,750    $     --    $      --    $     --    $       --
  Common stock issued in exchange for notes
    receivable.......................................  $     --    $  3,255    $     818    $     43    $      250
Issuance of warrant for services rendered and
  previously accrued.................................  $     --    $     --    $      --    $     --    $      142
Issuance of stock options related to conversion of
  stock appreciation rights..........................  $     --    $     --    $      --    $     --    $      489

                            See accompanying notes.

                           LEAPFROG ENTERPRISES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS

  NATURE OF BUSINESS

     LeapFrog Enterprises, Inc. (the "Company"), formerly known as Knowledge Kids Enterprises, Inc., is a designer, developer and marketer of technology-based educational products and related proprietary content, dedicated to making learning effective and engaging. The Company currently designs its products to help preschool through 8th grade children learn age- and skill-appropriate subject matter, including phonics, reading, math, spelling, science, geography, history and music. The Company's product line includes: (1) platforms, which are portable hardware devices, (2) content, such as books and cartridges, specifically designed for use with the Company's platforms and (3) stand-alone educational products, primarily for children who are too young to use the Company's platforms effectively. The Company's products are sold throughout the United States through national and regional mass-market and specialty retailers, and to a lesser extent into international markets and to U.S. schools.

     The Company is a subsidiary of Knowledge Universe, L.L.C., which Lawrence
J. Ellison, Michael R. Milken and Lowell J. Milken may each be deemed to control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, primarily those organized in the United Kingdom and Hong Kong. Intercompany accounts and transactions have been eliminated in consolidation.

  UNAUDITED INTERIM FINANCIAL STATEMENTS

     The unaudited interim financial information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of this interim information when read in conjunction with the audited financial statements and notes thereto.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  REVENUE RECOGNITION

     The Company recognizes revenue upon shipment of its products, provided that there are no significant post-delivery obligations to the customer and collection is reasonably assured. The Company provides for discounts, sales returns and allowances, including allowances for defective returns. Sales allowances may vary as a percentage of gross sales due to changes in the Company's product mix, defective product allowances or other sales allowances. Sales returns and allowances were $31,623, $8,188 and $2,162 for the years ended December 31, 2001, 2000 and 1999, respectively. Actual amounts for returns and allowances may differ from the Company's estimates and such differences could be material to the consolidated financial statements.

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

     The revenue and related cost for the Company's products whose sole purpose is Internet connectivity, principally the Mind Station connector, which has generally been packaged with other products, is recognized over an 18-month period, based on an estimated period of use of the product. If the Company changes its estimate of the period of use, revisions to the revenue recognition may be required. At December 31, 2000 and 2001 and March 31, 2002, the Company had deferred revenue of $237, $2,250 and $2,344, respectively. No revenue was recognized in 2000 and 2001, $407 was recognized for the three months ended March 31, 2002.

  ALLOWANCES FOR ACCOUNTS RECEIVABLE

     The Company has established an allowance for uncollectible accounts based primarily on management's evaluation of the customer's financial condition, past collection history and aging of the accounts receivable balances.

     The Company also provides for allowances related to returns and defective products. These allowances are recorded on product sales by the Company in the same period that the related revenues are recorded. The Company bases these estimates on historical sales returns, defective returns, analysis of credit memoranda and other known factors, as required.

  SHIPPING AND HANDLING COSTS

     Costs to ship merchandise from the Company's warehouse facilities to customers are recorded in cost of goods sold.

  ADVERTISING EXPENSE

     Production costs of commercials and programming are expensed when the production is first aired. The costs of advertising, in-store displays and promotion programs are expensed as incurred. Advertising costs associated with cooperative advertising are accrued as the related revenue is recognized.

  RESEARCH AND DEVELOPMENT

     The Company capitalizes certain external costs related to the content development of its books. Amortization of these costs begins when the respective book is initially released for sale and is then amortized over a three-year life using the sum of the years digits method. In 2001, the Company capitalized $5,020 and amortized $55 of external content development costs. In 2000 and for the three months ended March 31, 2001, the Company did not capitalize any content development costs. For the three months ended March 31, 2002, the Company capitalized $1,049 and amortized $107 of external content development costs. Capitalized content development is included in property and equipment.

     All other research and development costs are expensed as incurred.

  TRANSLATION OF FOREIGN CURRENCIES

     Assets, liabilities and operations of the Company's United Kingdom and Hong Kong divisions are recorded based on their functional currency. When included in these consolidated financial statements, the assets and liabilities are translated at period-end exchange rates and revenues and expenses are translated at the average of the monthly exchange rates that were in effect during the year. The resulting translation

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

adjustments are included as a separate component of equity. Foreign currency transaction gains and losses are included in income as incurred, and such amounts have not been significant to date.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents generally consist of cash and money market accounts. The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

  INVENTORIES

     Inventories, net of an allowance for slow-moving, excess quantities and obsolescence, are stated at the lower of cost (first-in, first-out basis) or market value. The Company's estimate for excess and obsolete inventory is based on a review of inventories on hand compared to their estimated future usage and demand for products. If actual future usage and demand for the products are less favorable than those projected by the Company, additional allowances may be required.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful life of the asset, generally two to three years, except for leasehold improvements, which are depreciated over the shorter of the estimated useful life of the asset or the remaining term of the lease.

     Included in property and equipment are manufacturing tools used to produce the Company's products. These tools are generally depreciated over two years on a straight-line basis. The Company periodically reviews its capitalized manufacturing tools to ensure that the related product line is still in production and that the estimated useful lives of the manufacturing tools are consistent with the Company's depreciation policy. Depreciation expense for manufacturing tools is included in costs of goods sold.

     The Company capitalizes website development costs in accordance with Emerging Issues Task Force ("EITF") No. 00-02, "Accounting for Website Development Costs." The Company capitalized third-party costs totaling $3,129 and $2,825 in the years ended December 31, 2001 and 2000, respectively, for the development of its website. The costs capitalized include those to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates and costs to create initial graphics for the website that include the design or layout of each page. These costs are amortized on a straight-line basis over two years.

  INTANGIBLE ASSETS

     Intangible assets consist principally of trademarks and tradenames; product design and existing technology; patents and goodwill and are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 34 years. The Company periodically evaluates the recoverability of its intangible assets, including goodwill, by comparing the projected undiscounted net cash flows associated with such assets against its respective carrying value. Impairment, if any, is based on the excess of the carrying value over the fair value.

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

  INCOME TAXES

     The Company accounts for income taxes using the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  COMPREHENSIVE EARNINGS

     Comprehensive earnings are comprised of gains and losses on the translation of foreign currency financial statements. The Company provides the required disclosure in the Statement of Stockholders' Equity.

  STOCK-BASED COMPENSATION

     The Company accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", whereby compensation is generally not recorded for options granted at fair value to employees and directors. The Company has adopted the disclosure only option of Statement of Financial Accounting Standards ("SFAS") No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

     Stock-based compensation arrangements to nonemployees are accounted for in accordance with SFAS 123 and EITF No. 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services," using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 141, "Business Combinations," and No. 142 "Goodwill and Other Intangible Assets." SFAS 141 requires that all business combinations be accounted for by the purchase method of accounting and changes the criteria for recognition of intangible assets acquired in a business combination. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. We do not expect that the adoption of SFAS 141 will have a material effect on our financial position or operating results. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. At December 31, 2001, we had net goodwill and other indefinite-lived intangible assets of $19,500 that will no longer be amortized. The Company recognized $749 in amortization expense related to these assets in the year ended 2001. The Company adopted SFAS 142 on January 1, 2002.

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

     In October 2001, the FASB issued Statement of Financial Accounting Standards 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing loses on such operations. The provisions of SFAS 144 will be effective for 2002. The adoption of SFAS 144 is not expected to have a material effect on the Company's financial statements.

     In September 2001, the FASB Emerging Issues Task Force, EITF, issued EITF Issue No. 01-09, "Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor's Products," which is a codification of EITF Issues No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," No. 00-14, "Accounting for Certain Sales Incentives," and No. 00-22, "Accounting for 'Points' and Certain Other Time- or Volume-Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future." EITF 00-25, as codified by EITF 01-09, established the treatment in the statement of operations of vendor consideration to resellers of a vendor's products. EITF 00-25 and 01-09 are effective for fiscal quarters beginning after December 15, 2001. The adoption of this issue is not expected to have a material effect on the Company's financial statements.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

     At December 31, 2000 and 2001, the respective carrying values of the Company's financial instruments, including cash and cash equivalents, receivables, accounts payable, accrued liabilities, notes payable to affiliates and borrowings under credit agreement, approximated their fair values.

4. INVENTORIES

     Inventories consisted of the following:

                                                           DECEMBER 31,       MARCH 31,
                                                        ------------------    ---------
                                                         2000       2001        2002
                                                        -------    -------    ---------
Raw materials.........................................  $14,283    $ 9,087     $ 7,012
Finished goods........................................   28,621     37,016      36,279
                                                        -------    -------     -------
                                                        $42,904    $46,103     $43,291
                                                        =======    =======     =======

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

5. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                         DECEMBER 31,
                                                     --------------------    MARCH 31,
                                                       2000        2001        2002
                                                     --------    --------    ---------
Tooling, cards, dies and plates....................  $ 3,915     $ 5,875     $  7,265
Computers and software.............................    3,467       4,340        4,695
Equipment, furniture and fixtures..................    1,033       1,748        1,845
Leasehold improvements.............................      452       1,333        1,615
Capitalized website costs..........................    2,825       5,954        6,067
Capitalized content development....................       --       5,020        6,069
Displays...........................................       --         520          520
                                                     --------    --------    --------
                                                      11,692      24,790       28,076
Less: accumulated depreciation.....................   (3,477)     (7,933)      (9,948)
                                                     --------    --------    --------
                                                     $ 8,215     $16,857     $ 18,128
                                                     ========    ========    ========

6. INTANGIBLE ASSETS

                                                         DECEMBER 31,
                                                     --------------------    MARCH 31,
                                                       2000        2001        2002
                                                     --------    --------    ---------
Goodwill...........................................  $24,026     $24,026     $ 24,026
Other intangibles..................................    3,258       4,558        5,058
                                                     --------    --------    --------
                                                      27,284      28,584       29,084
Less: accumulated amortization.....................   (4,181)     (5,262)      (5,409)
                                                     --------    --------    --------
                                                     $23,103     $23,322     $ 23,675
                                                     ========    ========    ========

     The Company adopted SFAS 142 on January 1, 2002. The Company ceased amortizing goodwill and other indefinite-lived intangible assets on January 1, 2002. The amortization expense and adjusted net income for the three years ended December 31, 2001 and the three months ended March 31, 2001 and 2002 is as follows:

                                                                   THREE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,            MARCH 31,
                                 -----------------------------    --------------------
                                  1999       2000       2001        2001        2002
                                 ------    --------    -------    --------    --------
Net income (loss) as
  reported.....................  $1,539    $(2,259)    $ 9,669    $(8,535)    $(5,059)
Amortization, net of tax.......     604        869         502        113          --
                                 ------    --------    -------    --------    --------
Adjusted net income (loss).....   2,143     (1,390)     10,171     (8,422)     (5,059)
Adjusted net income (loss) per
  Common share -- basic........  $ 0.07    $ (0.04)    $  0.30    $ (0.25)    $ (0.15)
Adjusted net income (loss) per
  Common share -- diluted......  $ 0.06    $ (0.04)    $  0.26    $ (0.25)    $ (0.15)

     Other intangible assets are displayed in the consolidated balance sheets net of accumulated amortization of $525, $785 and $932 at December 31, 2000, 2001 and March 31, 2002, respectively. Amortization expense related to these intangible assets was $217, $260 and $147 for the years ended

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

December 31, 2000 and 2001 and the three months ended March 31, 2002, respectively. The estimated amortization expense related to these intangible assets through 2006 is as follows:

                                                   YEAR ENDED
                                                  DECEMBER 31,
                                                  ------------
2002............................................      $630
2003............................................       644
2004............................................       644
2005............................................       491
2006............................................       434

7. INVESTMENTS IN AFFILIATE AND RELATED PARTIES

     Knowledge Kids Media Group, a subsidiary of Knowledge Universe, L.L.C., was formed on May 6, 1999. The Company invested $1,990 in Knowledge Kids Media Group in August 1999 and holds a 19.9% interest. The investment is accounted for using the equity method due to the influence of the Company and its majority stockholder. Because the Company's pro rata share of Knowledge Kids Media Group's losses in 2000 exceeded the carrying value of its investment, the Company fully wrote off its investment during the year ended December 31, 2000. The Company is not obligated, nor does it intend, to make any additional equity investments in Knowledge Kids Media Group.

     Summary financial information for Knowledge Kids Media Group, Inc. accounted for by the equity method as of December 31, is as follows:

                                                              DECEMBER 31,
                                                                  2000
                                                              ------------
Current assets..............................................    $    102
Fixed assets, net...........................................       1,091
Intangibles and other.......................................       1,686
Current liabilities.........................................       3,085
Stockholders' deficit.......................................        (206)

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                               1999        2000
                                                              -------    --------
Loss from operations........................................  $(1,638)    (10,912)
Net loss....................................................   (1,496)    (10,520)

     In 2000, the Company entered into partnership agreements with two officers of the Company for the purchase of real estate to be used as the executives' primary residences. Under the terms of the agreements, the Company invested $500 and in exchange is entitled to participate in any potential gains and losses attributable to the properties. In 2001, one of the officers terminated employment with the Company. The property related to this officer was sold for a loss of $16. The Company's interest in the partnerships is accounted for using the equity method. The remaining investment balance at December 31, 2001 and March 31, 2002 is $200.

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

8. RELATED PARTY TRANSACTIONS

     In April 2000, Ubiquity LLC ("Ubiquity") was formed as a subsidiary of NT(2) LLC, an affiliate. Ubiquity was approximately 15% owned by the Company and 85% owned by NT(2). NT(2) was owned by Knowledge Universe. Ubiquity obtained an exclusive license to use the Company's NearTouch technology. In turn, Ubiquity granted a cross license to the Company to use certain of Ubiquity's inventions related to improvements and use the technology in areas outside of the educational toy business.

     The Company committed to lend Ubiquity up to $5,000 pursuant to the terms of a three-year promissory note. The Company was obligated to fund the losses of Ubiquity and was the sole source of financing in 2000 for Ubiquity. In February 2001, Ubiquity discontinued its efforts to pursue uses of the technology outside of educational toys. In consideration of, among other things, Knowledge Kids, L.L.C. being released from any commitment to invest in NT(2) or Ubiquity, Knowledge Kids executed a quitclaim effective as of January 2001, by which it abandoned and quitclaimed to the Company all of Knowledge Kids' title and interest in and to NT(2) and Ubiquity. Since Knowledge Kids was the only other entity that held equity interests in NT(2) or Ubiquity, NT(2) became a wholly owned subsidiary of the Company and Ubiquity became an indirect wholly owned subsidiary of the Company upon the execution of the quitclaim by Knowledge Kids. As the Company provided the financing for the development efforts of Ubiquity, the funded amounts totaling $1,831 in 2000 and $1,913 in 2001 have been classified as research and development in the accompanying statement of operations.

     The law firm of Maron & Sandler has served as the Company's outside general counsel since August, 1997. Stanley E. Maron, the Company's secretary and a member of the Board, is a partner of Maron & Sandler. In 1999, 2000 and 2001, the Company paid Maron & Sandler $75, $131 and $222, respectively, for legal services rendered to the Company. Accounts payable to Maron & Sandler was $35 and $26 at December 31, 2000 and 2001, respectively. In addition, Mr. Maron and other attorneys of Maron & Sandler hold interests in an entity that holds non-voting units of a limited liability company that holds an equity interest in Knowledge Universe. These non-voting units amount to a less than 1% economic interest in Knowledge Universe.

     In 2000 and 2001 the Company purchased software products and support services from Oracle Corporation totaling $443 and $137, respectively. Lawrence
J. Ellison, the Chairman and Chief Executive Officer of Oracle Corporation, may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership, of any shares of the Company's capital stock owned directly or indirectly by Knowledge Universe.

     Knowledge Universe IT, an affiliate of Knowledge Universe, provides information management services to the Company. In 1999, 2000 and 2001, $6, $52 and $83, respectively, was incurred by the Company for services provided by Knowledge Universe IT. At December 31, 2000 and 2001, accounts payable to Knowledge Universe IT was $26 and $0, respectively.

     In August 2000, the Company entered into a cross-marketing agreement with Knowledge Kids Network, in which the Company has an indirect minority ownership interest. Knowledge Kids Network is an affiliate of Knowledge Universe. Under this agreement, the Company agreed to insert promotional materials of and references for Knowledge Kids Network in its product packages, promotional advertisements and website in exchange for various placements on and referrals from Knowledge Kids Network's KidsEdge.com website. No value was recognized from the advertising barter transaction, as the fair value of the advertising surrendered in the transaction was not determinable. Historically, the Company has not entered into such transactions for cash or other consideration.

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

     In March 2001, the Company entered into an agreement with Knowledge Kids Network, in which Knowledge Kids Network agreed to develop content and provide technical services in connection with LeapPad interactive books. The Company incurred $1,371 in 2001 in expenses for services from Knowledge Kids Network. The Company had $218 recorded in accounts payable to Knowledge Kids Network at December 31, 2001.

9. ACCRUED LIABILITIES

                                                            DECEMBER 31,
                                                          ----------------    MARCH 31,
                                                           2000      2001       2002
                                                          ------    ------    ---------
Accrued compensation and benefits.......................  $1,020    $1,886     $ 2,373
Accrued equity participation plan liability.............      --     1,265       1,526
Royalties and commission payable........................     777     1,324       1,475
Accrued patents acquisition costs.......................      --     1,000         250
Accrued in-transit inventory............................     252     1,060         727
Accrued interest........................................     327       310          77
Other...................................................   3,600     2,497       3,935
                                                          ------    ------     -------
                                                          $5,976    $9,342     $10,363
                                                          ======    ======     =======

10. BORROWINGS UNDER CREDIT AGREEMENTS AND LONG-TERM DEBT

     In 2000, the Company entered into a revolving credit facility that provides for borrowings of up to $30,000, and was secured by substantially all of the Company's assets. The agreement required the maintenance of certain financial loan covenants and provided various interest rate options with a minimum rate of 8.5% per annum. The balance outstanding was $27,376 at December 31, 2000 and was classified as short-term on the balance sheet.

     On July 10, 2001, the Company entered into an agreement amending its revolving credit facility to provide for borrowings and letters of credit of up to $80,000. Interest under the revolving credit facility accrues at the prime rate plus 0.25% margin (5.0% at December 31, 2001) or LIBOR plus 2.50% and is payable monthly. The amended revolving credit facility expires July 10, 2004. Borrowings under the credit facility are limited to 85% of eligible accounts receivable, as defined under the revolving credit facility agreement, plus the lower of $40,000 or 60% to 72% of eligible inventory. Borrowings are secured by substantially all of the Company's assets. The balance outstanding at December 31, 2001 and March 31, 2002 was $61,163 and $17,204, respectively, and is classified as long-term on the balance sheet. At December 31, 2001 and March 31, 2002, the Company had outstanding letters of credit of $2,700. At December 31, 2001 and March 31, 2002, $15,827 and $16,911 of unused borrowings were available to the Company. The amended agreement requires the Company to comply with certain financial covenants, including the maintenance of minimum net tangible net worth levels and capital expenditure limitations. The Company was in compliance with these covenants at December 31, 2001 and March 31, 2002.

     During 2000, the Company obtained funding totaling $22,500 from Knowledge Universe Capital Co. LLC, an affiliate, through the issuance of a series of promissory notes. The notes bore interest at 10% per annum through September 21, 2000 and 12% per annum thereafter. The balance of these notes was $5,118 at December 31, 2000. The notes payable and related accrued interest were paid in full in April 2001.

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

11. LICENSE AGREEMENTS

     The Company licenses certain of its content from third parties under exclusive and nonexclusive agreements, which permit the Company to utilize characters, stories, illustrations and/or trade names throughout specified geographic territories. The total amount of royalty expense related to these license agreements was $660, $193 and $1,223 for the years ended December 31, 1999, 2000 and 2001, respectively. The Company had $419 and $756 in accrued royalties at December 31, 2000 and 2001, respectively.

12. CONCENTRATIONS OF CREDIT RISK AND CERTAIN OTHER RISKS

     Financial instruments that subject the Company to concentrations of credit risk include cash equivalents and trade receivables. Cash equivalents consist principally of short-term money market funds and certificates of deposit. These instruments are short-term in nature and bear minimal risk. To date, the Company has not experienced any material losses on cash equivalents.

     The Company manufactures and sells its products primarily to national and regional mass-market retailers in the United States. Credit is extended based on an evaluation of the customers' financial condition, and generally collateral is not required. However, letters of credit are sometimes requested. Credit losses are provided for in the consolidated financial statements as are the related reserves.

  SEASONALITY OF SALES

     Sales of the Company's products have historically been highly seasonal with a significant majority of the sales occurring during the third and fourth quarters. Failure to accurately predict and respond to consumer demand may cause the Company to produce excess inventory, which could adversely affect the Company's operating results and financial condition. Conversely, if a product achieves greater success than anticipated, the Company may not have sufficient inventory to meet retail demand, which could adversely impact the Company's relations with its customers.

  OFF-SHORE MANUFACTURING

     Since the Company does not have its own manufacturing facilities, it is dependent on close working relationships with its contract manufacturers for the supply and quality of its products and the computer chips contained in these products. The Company expects to continue to use a limited number of contract manufacturers and fabricators, most of which are located in China, and, accordingly, will continue to be highly dependent upon sources outside the Company for timely production. Given the highly seasonal nature of the Company's business, any unusual delays or quality control problems could have a material adverse effect on the Company's operating results and financial condition. Three vendors supplied a total of 40%, 62% and 53%, of the Company's products in 1999, 2000 and 2001, respectively; Jetta Company Limited, located in China, supplied 23%, 37% and 35%, respectively.

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

  CUSTOMER CONCENTRATION

     A limited number of customers historically have accounted for a substantial portion of the Company's net sales. The significant customers and the relative percentage of net sales for these customers are approximately as follows:

                                                              PERCENTAGE OF NET SALES
                                                              -----------------------
                                                              1999     2000     2001
                                                              -----    -----    -----
Wal-Mart....................................................  16%      19%      30%
Toys "R" Us.................................................  20       33       28
Kmart.......................................................  14       12       10
Target......................................................   7        9       10
                                                               ---      ---      ----
          Total.............................................  57%      73%      78%

     Wal-Mart and Toys "R" Us accounted for 37% and 25%, respectively, of gross accounts receivable at December 31, 2001. At December 31, 2000, Toys "R" Us and Wal-Mart accounted for 32% and 23%, respectively, of gross accounts receivable.

     On January 22, 2002, Kmart filed for Chapter 11 bankruptcy. At December 31, 2001, the Company's net accounts receivable balance from Kmart was $4,595, which is net of a $6,400 write-off for amounts estimated to be uncollectible. If actual future collections are less favorable than those projected by the Company, additional write-offs may be required.

13. INCOME TAXES

     The income tax (benefit) provision recognized in the consolidated statements of operations consists of the following:

                                                                   THREE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,             MARCH 31,
                                ------------------------------    --------------------
                                  1999       2000       2001        2001        2002
                                --------    ------    --------    --------    --------
Current:
  Federal.....................  $ 1,420     $(198)    $ 8,251     $(4,979)    $   (576)
  State.......................      371       (45)      1,601        (711)        (125)
                                --------    ------    --------    --------    --------
                                  1,791      (243)      9,852      (5,690)        (701)
Deferred:
  Federal.....................     (718)     (212)     (3,660)         --       (2,395)
  State.......................     (169)      (81)       (110)         --         (273)
Valuation allowance...........     (533)      513      (1,298)         --           --
                                --------    ------    --------    --------    --------
                                 (1,420)      220      (5,068)         --       (2,668)
                                --------    ------    --------    --------    --------
Provision (benefit) for income
  taxes.......................  $   371     $ (23)    $ 4,784     $(5,690)    $ (3,369)
                                ========    ======    ========    ========    ========

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

     The components of the Company's deferred taxes are as follows:

                                                         DECEMBER 31,
                                                     --------------------    MARCH 31,
                                                       2000        2001        2002
                                                     --------    --------    ---------
Deferred tax assets:
  Net operating loss carryover.....................  $    33     $    --     $    797
  Inventory and other reserves.....................    2,381       5,503        6,571
  Equity in affiliates.............................      758         698          698
  Depreciation.....................................      513         863          863
  Other............................................      579       1,764        2,200
                                                     --------    --------    --------
                                                       4,264       8,828       11,129
Deferred tax liabilities:
  Amortization of intangibles......................   (1,766)     (2,560)      (2,193)
Valuation allowance................................   (1,298)         --           --
                                                     --------    --------    --------
Net deferred tax assets............................  $ 1,200     $ 6,268     $  8,936
                                                     ========    ========    ========

     As of December 31, 2000 and 2001 and March 31, 2002, the Company had net deferred tax assets of $1,200, $6,268 and $8,936, respectively. SFAS Statement 109, "Accounting for Income Taxes," states that a valuation allowance must be recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. During 2001, management has determined that the Company is more likely than not to realize its entire deferred tax asset. Therefore, no valuation allowance exists for 2001 and 2002. The valuation allowance increased by $513 and decreased by $1,298 during the years ended December 31, 2000 and 2001, respectively.

     The differences between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 34.0% for 1999 and 2000 and 35.0% for 2001 and 2002 are as follows:

                                                                  THREE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,            MARCH 31,
                                 ----------------------------    --------------------
                                  1999      2000       2001        2001        2002
                                 ------    ------    --------    --------    --------
Income tax at the statutory
  rate.........................  $ 649     $(776)    $ 5,059     $(4,978)    $ (2,950)
State income taxes.............    127      (104)        703        (657)        (321)
Nondeductible items............     88       404         111          21          107
Valuation allowance............   (533)      513      (1,298)         --           --
Other..........................     40       (60)        209         (76)        (205)
                                 ------    ------    --------    --------    --------
Income tax provision
  (benefit)....................  $ 371     $ (23)    $ 4,784     $(5,690)    $ (3,369)
                                 ======    ======    ========    ========    ========

     For federal income tax purposes the Company files a separate income tax return, but it joins in the filing of a combined California income tax return with a corporate group. The Company prepares its tax provision as if it files a separate California return, and discloses the impact of the combined filing in this footnote, consistent with SFAS 109. If the California portion of the provision was prepared on a combined basis, the Company's effective state tax rate would be less than it is on a separate basis.

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

14. REDEEMABLE CONVERTIBLE SERIES A PREFERRED STOCK

     In March 2001, the Company authorized the issuance of 20,000,000 shares of preferred stock at $0.0001 par value per share, of which 6,000,000 shares are designated as Series A preferred stock. The rights and preferences to preferred stock are established by the Company's Board of Directors (the "Board"). On March 23, 2001, the Company issued 2,000,000 shares of Series A preferred stock at $12.50 per share for total proceeds of $24,139, net of issuance costs of $861.

     Redemption

     Each Series A stockholder has the right to require the Company to redeem all or any portion of the shares of Series A preferred stock, including all declared and unpaid dividends, held by them on September 22, 2006, for cash at a price equal to the greater of $12.50 (subject to adjustments for dividends, splits) plus all declared and unpaid dividends as of the redemption date or fair market value of one share of Series A preferred stock on the redemption date.

     Conversion

     Each Series A stockholder has the right, at the option of the holder, to convert each share of Series A preferred stock into such number of shares of Class A common stock using the applicable conversion ratio, currently one to one, which is subject to certain adjustments. The outstanding shares of Series A preferred stock shall automatically be converted into shares of Class A common stock immediately upon the closing of an underwritten public offering of Class A common stock pursuant to an effective registration statement under the Securities Act of 1933 in which the public offering price equals or exceeds $18.75 per share, subject to adjustments, and the aggregate gross proceeds obtained equals or exceeds $100,000. Subsequent to an Initial Public Offering
(IPO) that did not meet the above requirements, the Series A preferred stock shall automatically convert if the closing price of the Class A common stock has equaled or exceeded $18.75 for 30 consecutive trading days and the value of all outstanding, freely tradable Class A common stock held by non-affiliates equals or exceeds $100,000.

     Dividends

     Series A stockholders are entitled to payment of dividends when and as declared by the Board out of legally available funds. No cash dividends have been declared or paid.

     Voting

     Each Series A stockholder shall be entitled to the number of votes equal to the number of shares of Class A common stock into which each share of Series A preferred stock could be converted on the record date for determination.

     Liquidation

     In the event of any liquidation, dissolution or winding up of the Company or other distribution of assets of the Company, whether voluntary or involuntary, after payments or provision for payment of the debts and liabilities of the Company, the Series A stockholders shall be entitled to be paid in full out of the assets of the Company, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock or any other class or series of shares of the Company hereafter authorized. The Series A stockholder shall be entitled to receive a liquidation preference of an amount per

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

share equal to the greater of $12.50 (subject to adjustments) or the aggregate amount that would be distributed to a holder of the number of shares of common stock into which one share of Series A preferred stock is convertible, assuming conversion of all of the Series A preferred stock prior to such liquidation, together with all declared and unpaid dividends. If upon the occurrence of such event, the assets and funds distributed among the Series A stockholders shall be insufficient to permit the payment to such holders of the full liquidation preference, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the Series A stockholders.

15. STOCKHOLDERS' EQUITY

  COMMON STOCK

     The Company is authorized to issue 110,500,000 shares of common stock at a $0.0001 par value per share, of which 70,000,000 shares shall be designated as Class A common stock and 40,500,000 shares shall be designated as Class B common stock.

     Conversion

     Each holder of Class B common stock shall have the right to convert each share of Class B common stock into one share of Class A common stock.

     Dividends

     Class A and B stockholders shall be entitled to dividends when and as declared by the Board out of funds legally available. When dividends are declared, such dividends shall be paid in equal amounts per share on all shares of Class A and Class B common stock.

     Voting

     The Class A stockholders are entitled to one vote per share and the Class B stockholders are entitled to ten votes per share.

     Liquidation

     Subsequent to payment and distribution of the required liquidation preference to the Series A preferred stockholders, the Class A and B common stockholders shall be entitled to all remaining assets of the Company available for distribution.

     Stock Option Plan

     The Company, with the agreement of its stockholders and directors, began the granting of options to employees, directors and consultants in 1997. The Company adopted a Stock Option Plan (the "Plan") in March 1999, which covered the conditions of options previously granted.

     Under the Plan, employees, outside directors and consultants are able to participate in the Company's future performance through awards of incentive stock options and nonqualified stock options. The number of shares reserved and available for grant and issuance pursuant to the Plan is 15,000,000 shares.

     Each stock option is exercisable pursuant to the vesting schedule set forth in the stock option agreement granting such stock option. Unless a different period is provided for by the Board or a stock

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

option agreement, each stock option is generally exercisable for a period of ten years from the date of grant. No stock option shall be exercisable after the expiration of its option term. Any incentive stock option granted to any owners of 10% or more of the total combined voting power of the Company may be exercised only until December 31, 2002. The exercise price of the option shall be 100% of the fair market value of a share of Class A common stock on the date the stock option is granted, provided that the option price of an incentive stock option granted to any owner of 10% or more of the total combined voting power of the Company shall be 110% of such fair market value. The aggregate fair market value of Class A common stock with respect to which incentive stock options are exercisable by an optionee during any calendar year shall not exceed $100.

     A summary of the activity under the stock option plan is as follows:

                                                                  OPTIONED CLASS A SHARES
                                                      ------------------------------------------------
                                   RESERVED BUT         NUMBER         PRICE PER      WEIGHTED-AVERAGE
                                 UNOPTIONED SHARES     OF SHARES         SHARE         EXERCISE PRICE
                                 -----------------    -----------    -------------    ----------------
BALANCES, DECEMBER 31, 1998....      1,715,288         2,784,712     $ 2.37 - 5.00         $2.40
  Options granted..............       (682,500)          682,500       2.37 - 5.00          4.48
  Options exercised............             --                 --               --            --
  Options canceled.............        190,000          (190,000)             5.00          5.00
                                    -----------       -----------    -------------         -----
BALANCES, DECEMBER 31, 1999....      1,222,788         3,277,212       2.37 - 5.00          2.68
  Increase in options
     reserved..................      5,500,000                 --               --            --
  Options granted..............     (3,516,500)        3,516,500       5.00 - 7.50          5.21
  Options exercised............             --        (1,380,676)             2.37          2.37
  Options canceled.............        831,826          (831,826)      2.37 - 5.00          4.06
                                    -----------       -----------    -------------         -----
BALANCES, DECEMBER 31, 2000....      4,038,114         4,581,210       2.37 - 7.50          4.51
  Options granted..............     (3,722,750)        3,722,750       5.00 - 7.50          5.00
  Options exercised............             --          (173,741)      2.37 - 5.00          4.72
  Options canceled.............        862,108          (862,108)      2.37 - 5.00          4.99
                                    -----------       -----------    -------------         -----
BALANCES, DECEMBER 31, 2001....      1,177,472         7,268,111       2.37 - 7.50          4.72
  Increase in options
     reserved..................      5,000,000                 --               --            --
  Options granted..............     (1,282,500)        1,282,500      5.00 - 10.00          8.58
  Options exercised............             --           (50,000)             5.00          5.00
  Options cancelled............         52,926           (52,926)      2.37 - 5.00          4.73
                                    -----------       -----------    -------------         -----
BALANCES, MARCH 31, 2002.......      4,947,898         8,447,685     $2.37 - 10.00         $5.29
                                    ===========       ===========    =============         =====

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

     The following table summarizes information concerning outstanding and exercisable options as of December 31, 2001:

                CLASS A OPTIONS OUTSTANDING                  CLASS A OPTIONS EXERCISABLE
  --------------------------------------------------------   ---------------------------
                                   WEIGHTED-
                                    AVERAGE      WEIGHTED-                    WEIGHTED-
                                   REMAINING      AVERAGE                      AVERAGE
     RANGE OF         NUMBER      CONTRACTUAL    EXERCISE       NUMBER        EXERCISE
  EXERCISE PRICES   OUTSTANDING   LIFE (YEARS)     PRICE      EXERCISABLE       PRICE
  ---------------   -----------   ------------   ---------   -------------   -----------
      $2.37          1,072,535        5.15         $2.37       1,048,555        $2.37
       4.74                826        5.00          4.74             826         4.74
       5.00          5,794,750        9.03          5.00       1,996,503         5.00
       6.25            200,000        8.00          6.25          47,913         6.25
       7.50            200,000        8.00          7.50          47,913         7.50
   -------------     ---------        ----         -----       ---------        -----
  $2.37 -  7.50      7,268,111        8.40         $4.72       3,141,710        $4.18
   =============     =========        ====         =====       =========        =====

     During the years ended December 31, 1999, 2000 and 2001, the Company granted options to consultants to purchase 25,000, 40,000, and 165,250 shares of Class A common stock at exercise prices of $2.37, $5.00 and $5.00 per share, respectively. These options were granted in exchange for consulting services performed. The Company determined the fair value of these options using the Black-Scholes valuation model. Compensation expense related to options to consultants was $0, $100 and $420 for the years ended December 31, 1999, 2000 and 2001, respectively.

     During the years ended December 31, 1999, 2000, 2001 and the three months ended March 31, 2002, in connection with the grant of certain stock options to employees, the Company recorded deferred stock compensation for financial statement reporting purposes of $132, $0, $3,250 and $1,001, respectively. The Company determined subsequent to the initial issuance of the financial statements that the fair value of the underlying shares of Class A common stock was greater than the exercise price of options to purchase Class A common stock granted in August 2001. The Company has now recorded an aggregate of $3,250 of deferred compensation in connection with these options. As a result, the Company has retroactively adjusted its previously issued financial statements for the year ended December 31, 2001 and the three months ended March 31, 2002. The amounts previously reported for net income (loss) were reduced by $438 ($0.01 per share) for the year ended December 31, 2001 and increased by $116 ($0.00 per share) for the three months ended March 31, 2002. Deferred stock compensation is included as a component of stockholders' equity and is being amortized to expense on a straight-line basis over the vesting periods of the options. The Company recorded $0, $54, $681 and $192 of stock-based compensation for the years ended December 31, 1999, 2000, 2001 and for the three months ended March 31, 2002, respectively.

     Pro forma information regarding net loss is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the minimum value option pricing model with the following weighted average assumptions for each of the years ended December 31, 1999, 2000 and 2001, respectively: risk-free interest rates of 5.50%, 5.50% and 4.30%, respectively; dividend yields of 0%; and a weighted-average expected life of the options of four years.

     The minimum value option pricing model is similar to the Black-Scholes option valuation model which was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable, except that it excludes the factor of volatility. In addition, option

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of such options. The Company's pro forma information is as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1999      2000       2001
                                                          ------    -------    ------
Net (loss) income, pro forma............................  $1,111    $(3,122)   $8,628
Net (loss) income per common share -- basic, pro
  forma.................................................    0.04      (0.10)     0.26
Net (loss) income per common share -- diluted, pro
  forma.................................................    0.03      (0.10)     0.22

     The weighted-average fair value of options granted, which is the value assigned to the options under this disclosure policy for December 31, 1999, 2000 and 2001 was $1.22, $0.99 and $0.78 per share, respectively.

 SHARES RESERVED FOR FUTURE ISSUANCE

     The following table summarizes the number of Class A and Class B common stock that are reserved for future issuance at March 31, 2002.

                CLASS A                                      CLASS B
----------------------------------------    ------------------------------------------
Conversion of Series A         2,000,000    Warrants outstanding            10,000,000
  Preferred Stock
Options available and         13,395,583
  outstanding
Warrants outstanding              20,000
Conversion of Class B Common  40,487,805
  Stock
                              ----------                                    ----------
                              55,903,388                                    10,000,000
                              ==========                                    ==========

16. WARRANTS

     On July 21, 1998, the Board of Directors approved a dividend to be declared and paid to its then current stockholders of Class B common stock. The dividend was in the form of five-year warrants, terminating on July 20, 2003, to purchase an aggregate of 10,000,000 shares of Class B common stock of the Company for $5.00 per share. One warrant was issued to Knowledge Kids, L.L.C. for the purchase of 8,200,000 shares of Class B common stock. Another warrant was issued to FrogPond, LLC for the purchase of 1,800,000 shares of Class B common stock. At the time of the dividend, Knowledge Kids owned approximately 79% of the equity interests and approximately 82% of the voting power of the Company, and FrogPond owned approximately 17% of the equity interest and approximately 18% of the voting power of the Company. Knowledge Kids is an indirect, wholly owned subsidiary of Knowledge Universe. FrogPond owns the shares that were issued as consideration for the assets of LeapFrog RBT, LLC at the time that the Company acquired the assets of LeapFrog RBT in September 1997.

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

     In March 2002, in connection with recruiting services rendered, the Company issued a warrant to purchase 20,000 shares of Class A common stock at an exercise price of $10.00 per share. The Company accounted for the fair value of the warrants of approximately $142 as an increase to additional paid in capital with a corresponding reduction of accrued expenses. The fair value of the warrant, which was expensed in 2001, was estimated using the Black-Scholes valuation model.

17. NOTES RECEIVABLE FROM STOCKHOLDERS

     During 2000, the Board of Directors approved four loans to certain executives to enable early exercise of their stock options in exchange for full recourse promissory notes (borrower is directly personally liable for all amounts owed). The 1,302,359 shares of Class A common stock purchased and pledged under the full recourse notes vest to the executives over various periods of up to four years. There were 248,725 and 0 unvested shares at December 31, 2000 and 2001, respectively.

     The notes accrue interest at 6.62%. Both principal and accrued interest are due in full on the earlier of (1) December 31, 2006 and (2) ten days following the later of an initial public offering or the expiration of the applicable lock-up period. The notes had an outstanding balance of $3,087 at December 31, 2000 and 2001. The notes have been recorded as a reduction of stockholders' equity in the balance sheet at December 31, 2000 and 2001. In connection with these full recourse notes, the Company also loaned these individuals funds for the payment of taxes under the same terms described above. The Company was owed $664 under these loans for taxes at December 31, 2000 and 2001.

     The Company has also approved nonrecourse loans to employees, upon termination of employment with the Company, for the exercise of vested stock options. The nonrecourse notes are secured only by the underlying Class A common stock purchased with the notes. Interest is payable to the Company on a full recourse basis and accrues at rates ranging from 5.5% to 10.0%. Both principal and accrued interest are due in full on the earlier of (1) December 31, 2006 and
(2) 120 days following an initial public offering. At December 31, 2000 and 2001 and March 31, 2002, $168, $986 and $1,236, respectively, were outstanding under these nonrecourse notes. The Company recorded $187 and $217 of compensation expense for these notes in 2000 and 2001, respectively.

     The Company was owed $125, $424 and $478 at December 31, 2000 and 2001 and March 31, 2002, respectively, for accrued interest under the above stockholder notes.

18. EQUITY PARTICIPATION PLAN

     Effective in March 2000, the Company adopted the 2000 Employee Equity Participation Plan (the "Equity Plan") whereby participants will, subject to vesting and forfeiture rules, be entitled to receive in cash the appreciation in value of a vested right. Participants will not own actual shares of the Company. Vesting in the Equity Plan is generally 25% on the one-year anniversary date and monthly for the remaining three years. There are 2,000,000 rights reserved under the Equity Plan, of which 127,500 and 1,092,000 have been granted as of December 31, 2000 and 2001, respectively, and 1,554,500 as of March 31, 2002. There were 981,872 and 1,094,056 rights outstanding at December 31, 2001 and March 31, 2002.

     The Company recognized $0, $1,265, $0 and $1,080 of compensation expense in connection with the Equity Plan for the years ended 2000 and 2001, and the three months ended March 31, 2001 and 2002, respectively.

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

19. NET INCOME (LOSS) PER SHARE

     The Company follows the provisions of SFAS No. 128, Earnings Per Share ("SFAS 128"), which requires the presentation of basic net income (loss) per common share and diluted net income (loss) per common share. Basic net income
(loss) per common share excludes any dilutive effects of options, warrants and convertible securities.

     The following table sets forth the computation of basic and diluted net income (loss) per share.

                                            YEARS ENDED DECEMBER 31,            THREE MONTHS ENDED MARCH 31,
                                    -----------------------------------------   -----------------------------
                                       1999           2000           2001           2001            2002
                                    -----------   ------------   ------------   -------------   -------------
Numerator:
Net income (loss).................  $     1,539   $    (2,259)   $     9,669    $      8,535    $     (5,059)
                                    ===========   ============   ============   ============    ============
Denominator:
Class A and B -- weighted average
  shares..........................   31,877,531    32,794,238     33,553,784      33,524,197      33,694,444
Less: weighted average shares of
  unvested stock..................           --      (331,851)      (104,775)       (198,045)             --
                                    -----------   ------------   ------------   ------------    ------------
Denominator for net income (loss)
  per Class A and B
  share -- basic..................   31,877,531    32,462,387     33,449,009      33,326,152      33,694,444
Effect of dilutive securities:
Employee stock options............    1,390,642            --      1,143,904              --              --
Unvested stock....................           --            --         66,336              --              --
Warrants..........................           --            --      2,260,062              --              --
Convertible preferred stock.......           --            --      1,550,685              --              --
                                    -----------   ------------   ------------   ------------    ------------
Denominator for diluted net income
  (loss) per Class A and B share--
  adjusted weighted average shares
  and assumed conversions.........   33,268,173    32,462,387     38,469,996      33,326,152      33,694,444
Net income (loss) per Class A and
  B share -- basic................  $      0.05   $     (0.07)   $      0.29    $      (0.26)   $      (0.15)
                                    ===========   ============   ============   ============    ============
Net income (loss) per Class A and
  B share -- diluted..............  $      0.05   $     (0.07)   $      0.25    $      (0.26)   $      (0.15)
                                    ===========   ============   ============   ============    ============

     If the Company had reported net income for the year ended December 31, 2000, the calculation of diluted net income (loss) per Class A and B share would have included an additional 797,340 common equivalent shares related to outstanding stock options and unvested stock (determined using the treasury stock method).

20. COMMITMENTS AND CONTINGENCIES

     The Company leases office space under noncancelable operating leases having initial terms in excess of one year and expiring in various years between 2004 and 2010. The Company also has several noncancelable office equipment leases with initial terms in excess of one year and which expire in various years between 2000 and 2004, certain leases contain rent escalation clauses. Generally, these have initial lease periods of three to ten years, and contain provisions for renewal options of five years at market rates. Rent expense for the years ended December 31, 1999, 2000 and 2001 was $219, $728 and $2,083,
respectively. The Company is also obligated to pay certain minimum royalties in connection with license agreements to which the Company is a party.

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

     Future minimum annual payments under the Company's commitments for the years ended December 31 are:

YEAR                                                      COMMITMENTS
----                                                      -----------
2002....................................................    $ 3,079
2003....................................................      2,256
2004....................................................      2,743
2005....................................................      2,118
2006....................................................        796
Thereafter..............................................         85
                                                            -------
Total...................................................    $11,077
                                                            =======

  LEGAL PROCEEDINGS

     Various claims and lawsuits involving patent and trademark infringement are pending against the Company. The Company intends to defend these suits vigorously.

LEAPFROG ENTERPRISES, INC. V. MODERN TEACHING AIDS PTY LTD.


     In May 2002, the Company filed a lawsuit in federal court in Australia against Modern Teaching Aids Pty Ltd., or MTA, for importing and selling the V-Tech Smart Book, which the Company believes infringes the Company's Australian Patent No. 662,125, granted in December 1995. The Company is seeking both damages and injunctive relief. MTA filed its defense to the suit in July 2002. The Company believes that its positions have merit, and it intends to pursue these claims vigorously. Because the lawsuit is in the pre-trial discovery stage, the Company cannot determine the outcome of this matter or any possible response by MTA at this time.


  LEAPFROG ENTERPRISES, INC. V. FRANKLIN ELECTRONIC PUBLISHERS, INC.

     In April 2002, based in part on assertions by Franklin Electronic Publishers, Inc. that a number of the Company's products, including its Mind Station and Leap Link connectors, its Turbo Twist and LeapPad platforms, its School-Time LeapTop and the Never-Ending Learning Club web pages infringe, contributorily infringe or induce infringement of United States Patent No. 5,203,705, issued to Franklin, the Company filed a lawsuit against Franklin in federal district court in California seeking declaratory relief that the patent is invalid, unenforceable and not infringed. In April 2002, Franklin filed an answer and counter-claim denying the allegations in our complaint and contending that the action should be transferred to federal district court in New Jersey and that the Company has willfully infringed, actively induced infringement of and contributorily infringed the patent by making, using, selling and offering for sale products covered by one or more claims of the patent. Franklin seeks unspecified monetary damages, treble damages and injunctive relief. In May 2002, the Company filed its reply denying Franklin's counterclaim. In July 2002, Franklin filed a complaint against the Company and one of its finished good manufacturers with the U.S. International Trade Commission, or ITC, requesting an investigation into whether the importation, distribution, and sale of a number of the Company's products, including its Mind Station connector, its Turbo Twist platforms, its LeapPad, My First LeapPad, Imagination Desk and iQuest platforms, its School-Time LeapTop and portions of its web pages and components thereof directly infringe, induce infringement or contributorily infringe one or more claims of Franklin's patent. The complaint seeks a permanent exclusionary order and a permanent cease and desist order barring the entry

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

of these products into the United States and other injunctive relief. The Company plans to seek a stay on its lawsuit in federal court pending resolution of the proceeding before the ITC. The Company believes that its positions have merit, and the Company intends to pursue these claims vigorously. Additionally, the Company believes it has meritorious defenses to Franklin's countersuit and the claims alleged in the ITC proceeding. However, if the Company's defenses are unsuccessful, the litigation may affect its ability to import and sell some of its products. Because the investigation before the ITC has not been initiated and because the lawsuit is still in the pre-trial discovery stage, the Company cannot determine the outcome of this matter.

  GENERAL CREATION LLC, ET AL. V. LEAPFROG ENTERPRISES, INC. ET AL.

     In January 2002, General Creation LLC filed a lawsuit against the Company and against Knowledge Universe in federal district court in Virginia alleging that by making, using, importing and selling reading toys, the Company was infringing United States Patent No. 5,795,213. General Creation seeks unspecified monetary damages, including triple damages based on its allegation of willful infringement, attorneys' fees and injunctive relief. The Company joined Knowledge Universe in filing a motion to dismiss based on lack of personal jurisdiction over Knowledge Universe, or in the alternative, to transfer the suit to a federal district court in California. In response, General Creation filed a motion to dismiss Knowledge Universe and an opposition to the Company's motion to dismiss or transfer the suit. Knowledge Universe has subsequently been dismissed as a party to the lawsuit. The Company's transfer motion has been denied. The Company filed an answer and counterclaim seeking declaratory relief that the patent is invalid, unenforceable and not infringed. The Company believes that it has meritorious defenses to General Creation's claims, including both non-infringement and invalidity defenses, and intends to defend the suit vigorously. However, the Company's defenses may be unsuccessful and the litigation may affect the Company's ability to make or sell some of its products. Because the lawsuit is still in the pre-trial discovery stage, a reasonable estimate of the possible loss cannot be made.

  LEAP INTO LEARNING, INC. V. LEAPFROG ENTERPRISES, INC.

     In June 2001, Leap Into Learning, Inc., formerly known as Brightware, Inc., filed a lawsuit against the Company in federal district court in Nebraska alleging that the use of the phrases "Leap Into" and "Leap Into Learning" in connection with certain of the Company's products infringes Leap Into Learning's alleged trademarks in those phrases. Leap Into Learning seeks unspecified monetary damages and injunctive relief. The Company denied the allegations and asserted various defenses, and also filed counterclaims seeking a declaratory judgment that Leap Into Learning's alleged trademarks are invalid and not infringed, and also seeking to cancel Leap Into Learning's federal trademark registration. The parties participated in a mediation session on June 27, 2002. While the Company denies any liability to Leap Into Learning, the Company has enacted procedures to stop using the phrase "Leap Into" in connection with the products accused of infringement by Leap Into Learning. The Company believes that the resolution of this matter will not materially harm the Company's business or operating results. Because the lawsuit is still in the pre-trial discovery stage, however, the Company cannot determine the total expense or possible loss, if any, that may result from this claim.

  PUBLICATIONS INTERNATIONAL, LTD. V. LEAPFROG ENTERPRISES, INC.

     In May 2001, Publications International, Ltd., or PIL, filed a lawsuit against the Company in federal court in Illinois alleging that the Company is infringing PIL's alleged common law, or unregistered,

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)


trademark LEAP FROG for children's books. PIL's complaint seeks unspecified monetary damages, injunctive relief and cancellation of the Company's U.S. trademark registration for LEAPFROG for coloring books, children's books, children's activity books, and educational books. The Company denied the allegations and asserted various defenses, and also counter-sued PIL for infringement by PIL of three of the Company's federally registered LEAPFROG trademarks, including one that the Company acquired in 1996 from another company. In response, PIL denied the Company's counterclaims and asserted various defenses, including that the Company abandoned the acquired mark. The Company's efforts to resolve this dispute through mediation in November 2001 were unsuccessful. In June 2002, PIL obtained court approval to file an amended and supplemental complaint. The amended complaint alleges "reverse confusion," that is, that purchasers and users of PIL's LEAP FROG-branded products are likely to be confused into thinking the products emanated from or were approved or sponsored by the Company. It also alleges that the trademark registration the Company acquired in 1996 has been abandoned and also is invalid because, prior to the Company's acquisition of it, persons unrelated to the Company made false statements to the U.S. Patent and Trademark Office in order to maintain the registration. In addition, it alleges that its unregistered trademark rights predate the Company's other registrations. It further alleges that the Company has engaged in false advertising and unlawful business practices in connection with its LEAPFROG and other LEAP-formative trademarks, that is, trademarks incorporating "LEAP", used for the Company's products, trade name and corporate name. The amended complaint seeks damages and other monetary relief in excess of $10 million, which it asks to be trebled, punitive damages in the amount of $5 million, cancellation of the Company's U.S. registrations for LEAPFROG and other LEAP-formative trademarks, and an injunction barring the Company from using such terms as trademarks, trade names or a corporate name. The Company has moved to dismiss three of the seven claims in the amended complaint, and, the Company intends to defend the suit vigorously. However, the Company's defenses may be unsuccessful and if so, the Company may have to cease using the LEAPFROG trademark on some of its products. Because the lawsuit is in the pre-trial discovery stage, the Company cannot determine the total expense or possible loss, if any, that may result from this claim.


21. DEFINED CONTRIBUTION PLAN

     The Company participates in a defined contribution plan sponsored by Knowledge Universe, Inc. under Section 401(k) of the Internal Revenue Code. The 401(k) plan is elective and provides for the Company to match 25% of employee contributions up to 4% of the participant's compensation. The matching contributions are fully vested at the time the contribution is made.

     Total expense to the Company related to this plan was $13, $37 and $114 in 1999, 2000 and 2001, respectively.

22. SEGMENT REPORTING

     The Company's reportable segments include U.S. Consumer, Education and Training and International.

     The U.S. Consumer segment includes the design, production and marketing of electronic educational toys and books, sold primarily through the retail channels. The Education and Training segment includes the design, production and marketing of educational books and toys sold primarily to school systems. For the International segment, the Company designs, markets and sells products in non-U.S. markets.

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

     The accounting policies of the segments are the same as those described in
Note 2 of these notes to consolidated financial statements.

                                             INCOME                           PROPERTY AND
                                           (LOSS) FROM    DEPRECIATION AND     EQUIPMENT
                              NET SALES    OPERATIONS       AMORTIZATION       ADDITIONS      TOTAL ASSETS
                              ---------    -----------    ----------------    ------------    ------------
ANNUAL
1999
U.S. Consumer...............  $ 71,867      $  1,449           $2,030           $ 2,159         $ 84,588
                              --------      ---------          ------           -------         --------
Total.......................  $ 71,867      $  1,449           $2,030           $ 2,159         $ 84,588
                              --------      ---------          ------           -------         --------
2000
U.S. Consumer...............  $146,808      $  1,319           $3,905           $ 8,796         $135,300
Education and Training......     4,406        (3,206)              --                --               --
International...............     8,914         2,019               18                87            4,497
                              --------      ---------          ------           -------         --------
Total.......................  $160,128      $    132           $3,923           $ 8,883         $139,797
                              --------      ---------          ------           -------         --------
2001
U.S. Consumer...............  $288,891      $ 21,755           $5,723           $ 9,971         $211,276
Education and Training......     8,509        (6,681)              --             3,492            3,492
International...............    16,321         1,361               53               130            7,205
                              --------      ---------          ------           -------         --------
Total.......................  $313,721      $ 16,435           $5,776           $13,593         $221,973
                              --------      ---------          ------           -------         --------
THREE MONTHS ENDED MARCH 31,
2001
U.S. Consumer...............  $ 19,127      $(12,867)          $1,141           $ 3,636         $117,482
Education and Training......     1,356        (1,168)              --                --            3,961
International...............     1,429          (284)               9                54            3,394
                              --------      ---------          ------           -------         --------
Total.......................  $ 21,912      $(14,319)          $1,150           $ 3,690         $124,837
                              --------      ---------          ------           -------         --------
2002
U.S. Consumer...............  $ 45,250      $ (7,373)          $2,147           $ 2,530         $135,782
Education and Training......     3,422        (1,429)              --               922            7,574
International...............     9,166           729               15                85            3,394
                              --------      ---------          ------           -------         --------
Total.......................  $ 57,838      $ (8,073)          $2,162           $ 3,537         $146,750
                              --------      ---------          ------           -------         --------

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)

23. QUARTERLY FINANCIALS -- UNAUDITED

                                   FIRST       SECOND       THIRD       FOURTH       YEAR ENDED
                                  QUARTER      QUARTER     QUARTER      QUARTER     DECEMBER 31,
                                 ---------    ---------    --------    ---------    ------------
2000
Net sales......................  $ 16,674     $ 10,664     $ 49,894    $ 82,896      $160,128
Gross profit...................     7,739        4,735       24,008      31,799        68,281
Income (loss) from
  operations...................    (1,402)      (5,579)       7,106           7           132
Net income (loss)..............    (1,219)      (5,415)       6,828      (2,453)       (2,259)
Net income (loss) per common
  share -- basic...............  $  (0.04)    $  (0.17)    $   0.21    $  (0.07)     $  (0.07)
                                 =========    =========    ========    =========     =========
Net income (loss) per common
  share -- diluted.............  $  (0.04)    $  (0.17)    $   0.20    $  (0.07)     $  (0.07)
                                 =========    =========    ========    =========     =========

2001
Net sales......................  $ 21,912     $ 26,379     $112,314    $153,116      $313,721
Gross profit...................     9,036       10,726       53,339      71,544       144,645
Income (loss) from
  operations...................   (14,319)     (12,067)      23,529      19,292        16,435
Net income (loss)..............    (8,535)      (7,401)      14,087      11,518         9,669
Net income (loss) per share --
  basic........................  $  (0.26)    $  (0.22)    $   0.42    $   0.34      $   0.29
                                 =========    =========    ========    =========     =========
Net income (loss) per share --
  diluted......................  $  (0.26)    $  (0.22)    $   0.37    $   0.27      $   0.25
                                 =========    =========    ========    =========     =========

24. SUBSEQUENT EVENTS (UNAUDITED)

     In January 2002, the Board increased the number of options issuable under the Stock Option Plan to 15,000,000 from 10,000,000.

     In February 2002, the Board approved the conversion of selected existing rights under the Equity Plan to options to purchase 337,500 shares of Class A common stock.

     In March 2002, the Company's Board of Directors authorized the filing of a Registration Statement on Form S-1 in connection with a planned initial public offering of the Company's Class A common stock.

     In March 2002, the Company's Board of Directors increased the number of shares of authorized Class A common stock to 139,500,000 from 70,000,000.

     In April 2002, the Company's Board of Directors decreased the number of authorized shares of Redeemable Convertible Series A Preferred Stock to 2,000,000 from 6,000,000.


     In May 2002, the Board of Directors adopted the 2002 Equity Incentive Plan which amends and restates the Stock Option Plan and will become effective concurrent with the closing of the Company's planned initial public offering. An additional 1,500,000 shares of Class A common stock have been reserved bringing the total issuable under the Incentive Plan to 16,500,000. The Company's stockholders adopted the 2002 Equity Incentive Plan in July 2002.

                           LEAPFROG ENTERPRISES, INC.

            (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND PERCENT DATA)
       (INFORMATION AS OF MARCH 31, 2002 AND FOR THE THREE-MONTH PERIODS
                  ENDED MARCH 31, 2001 AND 2002 IS UNAUDITED)


     In May 2002, the Board of Directors adopted the 2002 Employee Stock Purchase Plan, under which 2,000,000 shares of Class A common stock have been reserved. The Company's stockholders adopted the 2002 Employee Stock Purchase Plan in July 2002.



     In July 2002, the Board of Directors adopted, and the Company's stockholders approved, the 2002 Non-Employee Directors' Stock Option Plan, under which 750,000 shares of Class A Common Stock have been reserved.


     In July 2002, the Company entered into a tax sharing agreement with Knowledge Universe, Inc., a Knowledge Universe affiliate. Under the agreement, Knowledge Universe, Inc. has agreed to prepare and file combined income tax returns in unitary states and to pay any income taxes the unitary group may owe to such states, and the Company has agreed to pay Knowledge Universe, Inc. a cash amount equal to what the Company's income tax liability to the relevant states, reduced to reflect the lost tax benefit, if any, for state taxes paid on the Company's federal tax return, would have been if the Company had been a stand-alone taxpayer.

                                   APPENDIX A

                                CONTENT LIBRARY
                              (SELECTED OFFERINGS)

U.S. RETAIL ENGLISH-LANGUAGE OFFERINGS

IMAGINATION DESK LEARNING CENTER BOOKS

  CURRENT
    Learning Letters with Leap(1)
    Tad's Counting Day at the Farm
    Lily's Birthday Party Takes Shape
    A Day with Pooh
    Learn Phonics with Leap

  BY THE END OF 2002
    Let's Learn Letters(1)
    Rhyme & Sing with Mother Goose
    Reading Games
    Tad Around Town
    Thinking Games

MY FIRST LEAPPAD LEARNING SYSTEM BOOKS

  CURRENT
    Leap To The Moon!(2)
    Pooh's Honey Tree

  BY THE END OF 2002
    I Know My ABCs
    Tad's Silly Number Farm
    Once Upon A Rhyme
    Thomas and the School Trip
    Bob The Builder #2

---------------

(1) Included with purchase of Imagination Desk learning center.

(2) Included with purchase of My First LeapPad learning system.

LEAPPAD LEARNING SYSTEM BOOKS

  CURRENT
LeapStart                          Leap 1                             Leap 2
  Tad Goes Shopping                  Richard Scarry's Best Little       I Know Where My Food Goes
  The Birthday Surprise            Word   Book Ever                   Arthur & The Lost Diary
  Leap's Friends From A to Z       Bounce, Tigger, Bounce             The Great Dune Buggy Race
  Richard Scarry's Things To Know  Pooh Gets Stuck                    Superman
  Once Upon a Time                 Mother Goose Songbook              Scooby-Doo and the Haunted
                                   Counting On Leap                     Castle
                                   The Birthday Hunt                  Arthur Makes the Team
                                   Monster Money                      Hit It, Maestro!
                                   Scooby-Doo and the Disappearing    Monsters, Inc.
                                     Donuts                           Amazing Mammals
                                                                      The World of Dinosaurs

  BY THE END OF 2002
LeapStart                          Leap 1                             Leap 2
  Tutter's Tiny Trip                 Arthur's Lost Puppy                Scooby-Doo and the
  Lots of Honeypots                                                       Zombie's Treasure
  Bob and Lofty Save the Day
  Thomas the Really Useful Engine
  Disney Princesses
Leap Phonics Series
  Phonics #1 Alphabet Adventures
  Phonics #2 Tad's Good Night(3)
  Phonics #3 A Day at Moss Lake(3)
  Phonics #4 The Day Leap Ate Olives(3)
  Phonics #5 Lost & Found(3)
  Phonics #6 Cake and Mice Cream
  Phonics #7 The Mole's Huge Nose
  Phonics #8 Rainy Day Play
  Phonics #9 A Bark in the Dark
  Phonics #10 A Fisherman's Tale
  Phonics Activity Book #1 I Know My Letters and Letter Sounds
  Phonics Activity Book #2 I Know My Short Vowels
  Phonics Activity Book #3 I Know My Blends and Digraphs
  Phonics Activity Book #4 I Know My Long Vowels

---------------

(3) Current book to be repackaged in 2002 for use in Phonics Series library.

TURBO TWIST HANDHELD CARTRIDGES

  CURRENT
    Spelling -- Grade 1
    Spelling -- Grade 2
    Spelling -- Grade 3
    Spelling -- Grade 4
    Spelling -- Grade 5

  BY THE END OF 2002
    Spelling -- Grade 1/2
    Spelling -- Grade 3/4
    Spelling -- Grade 5/6
    Math -- Grade 1/2
    Math -- Grade 3/4
    Math -- Grade 5/6
    BrainQuest edition -- Grade 1/2
    BrainQuest edition -- Grade 3/4
    BrainQuest edition -- Grade 5/6

QUANTUM PAD LEARNING SYSTEM BOOKS

  BY THE END OF 2002
    Wizard of Oz(4)
    Treasure Island(4)
    The Secret Garden(4)
    Wind in the Willows(4)
    Geography(4)
    Search the City!(4)
    The Human Body(4)
    3rd Grade Math
    3rd Grade Social Studies
    3rd Grade Science
    Smart Guide to Third Grade
    Smart Guide to Fourth Grade
    Smart Guide to Fifth Grade

IQUEST INTERACTIVE HANDHELD CARTRIDGES

  BY THE END OF 2002
    Math -- Grade 5
    Math -- Grades 6/7/8
    Science -- Grade 5
    Science -- Grades 6/7/8
    Social Studies -- Grade 5
    Social Studies -- Grades 6/7/8
    PSAT, SAT, and ACT Test Prep -- Cartridge and Workbook

---------------

(4) Current LeapPad book to be repackaged in 2002 for use in Quantum Pad library.

FOREIGN-LANGUAGE OFFERINGS

LEAPPAD LEARNING SYSTEM BOOKS

CURRENT
Richard Scarry's Things to Know              Bounce, Tigger, Bounce       A Day With Pooh
  Queen's English                              Queen's English              Italian
  French                                       Italian                      French
  Spanish                                      French                       Spanish
                                               Spanish
Richard Scarry's Best Little Word Book Ever  Tad's Good Night             Amazing Mammals
  Queen's English                              Queen's English              Italian
  Italian                                                                   French
  French                                                                    Spanish
  Spanish
Pooh Gets Stuck                              Leap's Friends A to Z        Counting on
  Queen's English                              Queen's English              Leap
                                                                            Italian
                                                                            French
                                                                            Spanish

  BY THE END OF 2002
Scooby-Doo and the Disappearing Donuts       Tad Goes Shopping            Monsters, Inc.
  Queen's English                              Italian                      Japanese
  French                                       French
  Spanish                                      Spanish
Scooby-Doo and the Haunted Castle            Thomas and the School Trip   Hit It,
  Queen's English                              Queen's English              Maestro!
                                                                            Japanese

SCHOOLHOUSE OFFERINGS

LEAPPAD LEARNING SYSTEM -- SCHOOLHOUSE VERSION

     In addition to our consumer-oriented interactive books for our LeapPad platform, which may also be purchased by schools through our SchoolHouse Division, we develop interactive books intended solely for the classroom setting.

CURRENT
Decodable Book Series: Level 1      Decodable Book Series: Level 2      Decodable Book Series: Level 3
  Casey Cat Has a Hat                 Look at Della Duck                  Dan's Game
  The Fix-it Kid                      Leap's Snack                        Rose and Hope
  Leap Hops, Pops & Mops!             Around the Block                    The Bike Race
  Leap's Big, Big Bag                                                     Lil Can't Miss
  Leap Scrubs Up                                                          At the Lake in June
  The Best Job!                                                           I Spy in the Sky
  On The Go!
Decodable Book Series: Level 4      Decodable Book Series: Level 5      Decodable Book Series: Level 6
  At the Shore                        On the Train to Maine               At the Art Mart
  That Was That!                      A Year on My Street                 More Chores
  A Day on the Ranch                  Boats Afloat                        Squire Hare and Sir Turtle
  What Do You Do?

BY THE END OF 2002
Test Practice                       Test Practice                       Test Practice
  Curriculum -- California series     Curriculum -- Florida series        Curriculum -- National series
  Strategy -- 3rd, 4th and 5th        Strategy -- 3rd, 4th and 5th        Strategy -- 3rd, 4th and 5th
  grades                              grades                              grades
  Math -- 3rd, 4th and 5th grades     Math -- 3rd, 4th and 5th grades     Math -- 3rd, 4th and 5th grades
  Reading -- 3rd, 4th and 5th         Reading -- 3rd, 4th and 5th         Reading -- 3rd, 4th and 5th
  grades                              grades                              grades

Language First! Curriculum
  School series -- 4 books
  Home series -- 4 books
  About Me series -- 4 books
  Neighborhood series -- 4 books
  Helping Others series -- 4 books
  Nature series -- 4 books
  Food series -- 4 books
  Animals series -- 4 books
  Travel series -- 4 books

Hi/Lo Curriculum
  Science series -- 5 books; 1 for each of 2nd through 6th grades
  Social Studies series -- 5 books; 1 for each of 2nd through 6th grades

Comprehension Curriculum
  Facts series -- 5 books; 1 for each of 2nd through 6th grades
  Main Idea series -- 5 books; 1 for each of 2nd through 6th grades
  Sequence series -- 5 books; 1 for each of 2nd through 6th grades
  Context series -- 5 books; 1 for each of 2nd through 6th grades
  Conclusion series -- 5 books; 1 for each of 2nd through 6th grades
  Inference series -- 5 books; 1 for each of 2nd through 6th grades

                              [INSIDE BACK COVER]

[Heading at top of page: "The LeapFrog Content Library." Below are photos of assortments of some of the books and cartridges for our six platform products and a photo of our SchoolHouse division's Literacy Center product. Each of the photos are accompanied by text as follows: My First LeapPad Library -- "Books help teach pre-math, pre-reading and early discovery*", LeapPad Library -- "Four reading levels of books are available. Subjects include reading, phonics, vocabulary, math, science, music and more*", Turbo Twist
Cartridges -- "Additional Turbo Twist cartridges help teach spelling, math, vocabulary and social sciences for 1st-6th grades*", iQuest
Cartridges -- "Additional iQuest cartridges provide questions related to actual school subjects in 5th-8th grade math, science and social studies*", LeapFrog SchoolHouse -- "The self-contained Literacy Center helps teach reading skills to pre-K-2nd grade classrooms, using our interactive LeapPad, LeapMat and LeapDesk products"; Quantum Pad(TM) Library -- "Three series of school-related subject books will be available for 3rd-5th grades. They include the Fun-Damentals series, Great Reader series and Above & Beyond series+", Imagination Desk(TM) Library -- "Coloring books help teach letters, phonics, early math and life lessons.*" The following footnote text is at the bottom of the page: "*Some titles available in Fall 2002 -- See Appendix A; '+Available Fall 2002'."]

                              [OUTSIDE BACK COVER]

[LEAPFROG and Design(R) logo against a green backdrop. Below the logo is the following caption: "Learn Something New Every Day."]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the New York Stock Exchange filing fee.


Securities and Exchange Commission registration fee.........  $   15,235
NASD filing fee.............................................      17,060
New York Stock Exchange filing fee..........................     186,800
Accounting fees and expenses................................     900,000
Legal fees and expenses.....................................   1,450,000
Printing and engraving expenses.............................     375,000
Blue sky fees and expenses..................................       5,000
Transfer agent and registrar fees and expenses..............       8,000
Consulting fees.............................................     375,000
Directors and officers' insurance...........................   1,300,000
Miscellaneous...............................................     467,905
                                                              ----------
          Total.............................................  $5,100,000
                                                              ==========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Our certificate of incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:


     - any breach of the director's duty of loyalty;

     - acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

     - payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

     - any transaction from which the director derives an improper personal benefit.

     These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

     Our bylaws, which will become effective upon the completion of this offering, require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may limit the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against LeapFrog or its directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our board of directors.

     We have entered into indemnity agreements with each of our directors and each of our officers named as an officer in this registration statement to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of LeapFrog for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so. LeapFrog has obtained directors' and officers' liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The following list sets forth information regarding all securities sold by us since our incorporation in Delaware on August 1, 1997:

          (1) In September 1997, we issued an aggregate of 25,000,000 shares of common stock to Knowledge Kids, L.L.C., an indirect wholly owned subsidiary of Knowledge Universe, L.L.C., for an aggregate purchase price of $50 million. We issued an aggregate of 5,487,805 shares of common stock, and paid $13 million in cash, to FrogPond LLC, in connection with our acquisition of substantially all of the assets of LeapFrog RBT, LLC. In July 1998, we effected a recapitalization for our company in which all outstanding shares of our common stock became Class B common stock. This transaction was undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(2) of the Securities Act.


          (2) From September 1997 to July 2002, in consideration for services rendered, we have granted options to purchase an aggregate of 12,641,462 shares of Class A common stock, at a weighted average per share exercise price of $5.30 to executive officers, key employees, selected consultants and independent contractors pursuant to our Stock Option Plan. Of these stock options, options to purchase 1,798,319 shares of Class A common stock have been cancelled or have lapsed without being exercised, options to purchase 1,842,017 shares of Class A common stock have been exercised, 175,000 shares of which have been repurchased by us, and options to purchase 9,001,126 shares of Class A common stock remain outstanding. These transactions were undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Rule 701 promulgated under the Securities Act and Section 4(2) of the Securities Act. Following the effectiveness of the registration statement relating to this offering, we plan to file a registration statement on Form S-8 registering the shares issuable upon the exercise of these options.


          (3) In July 1998, we issued a warrant to purchase 8,200,000 shares of Class B common stock to Knowledge Kids and a warrant to purchase 1,800,000 shares of Class B common stock to FrogPond. The warrants have an exercise price of $5.00 per share and expire in July 2003. These warrants were issued as dividends on our outstanding shares of Class B common stock. To the extent this transaction may be deemed to constitute a sale of a security, this transaction was undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by
     Section 4(2) of the Securities Act.

          (4) In July 1998, we issued 1,150,000 shares of Class A common stock to Explore Technologies, Inc. in connection with our purchase of substantially all of the assets of Explore Technologies. This transaction was undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Rule 506 of Regulation D promulgated under the Securities Act.

          (5) In July 1999, we issued an additional 500,000 shares of Class A common stock to Explore Technologies in connection with earn-out provisions associated with our purchase of substantially all of the assets of Explore Technologies. This transaction was undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Rule 506 of Regulation D promulgated under the Securities Act.


          (6) From September 2000 to July 2002, in consideration for services rendered, we issued an aggregate of 2,112,830 SARs at a weighted average per share exercise price of $8.46 to employees pursuant to our Employee Equity Participation Plan. Of these SARs, rights correlated to 485,763 shares of Class A common stock have been cancelled or have lapsed without being exercised, rights correlated to 39,387 shares of Class A common stock have been exercised and rights correlated to 1,587,680 shares of Class A common stock remain outstanding. To the extent these transactions may be deemed to constitute sales of securities, these transactions were undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Rule 701 promulgated under the Securities Act and Section 4(2) of the Securities Act. Following the effectiveness of the registration statement relating to this offering, we plan to file a registration statement on Form S-8 registering the shares issuable upon the exercise of options into which these stock appreciation rights are being converted concurrently with this offering.

          (7) In March 2001, we issued an aggregate of 2,000,000 shares of Series A preferred stock to a total of three purchasers at $12.50 per share, for an aggregate purchase price of $25,000,000. Shares of Series A preferred stock are currently convertible into shares of Class A common stock at the rate of one share of common stock for each share of Series A preferred stock outstanding. This transaction was undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Rule 506 of Regulation D promulgated under the Securities Act.

          (8) In March 2002, in connection with executive recruiting services rendered, we issued a warrant to purchase 20,000 shares of Class A common stock to Heidrick & Struggles. This transaction was undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Rule 506 of Regulation D promulgated under the Securities Act.

          (9) In July 2002, we granted options to purchase an aggregate of 150,000 shares of Class A common stock, at a per share price of $12.50 to directors pursuant to our 2002 Non-Employee Directors' Stock Option Plan. This transaction was undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Rule 701 promulgated under the Securities Act and Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed herewith:


EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
   1.01*  Form of Underwriting Agreement.
   3.01   Exhibit removed.
   3.02*  Amended and Restated Bylaws, which will be superseded upon the completion of this offering by the Amended and Restated
          Bylaws filed as Exhibit 3.04, at which point they will no
          longer be operative.
   3.03   Amended and Restated Certificate of Incorporation.
   3.04*  Amended and Restated Bylaws effective upon completion of this offering.
   4.01*  Form of Specimen Class A Common Stock Certificate.
   4.02*  Third Amended and Restated Stockholders Agreement, dated
          July 5, 2002, among LeapFrog and the investors named
          therein, and Waiver of CSC LF Holdings, LLC thereunder.
   5.01   Opinion of Cooley Godward LLP regarding legality of the
          securities being registered.
  10.01*  Form of Indemnification Agreement entered into by the
          Company with each of its directors and each of its officers named as an officer in this registration statement.
  10.02*  Net Lease, dated November 14, 2000, between Hollis Street
          Investors, LLC and LeapFrog, as amended.
  10.03*  Standard Lease Agreement, dated January 15, 2002, between
          Knowles Los Gatos, LLC and LeapFrog.
  10.04*  Amended and Restated Stock Option Plan.
  10.05*  Amended and Restated Employee Equity Participation Plan.
  10.06*  2002 Equity Incentive Plan.
  10.07*  Form of Stock Option Agreement under the 2002 Equity
          Incentive Plan.
  10.08*  2002 Non-Employee Directors' Stock Option Plan.

EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
  10.09*  Form of Nonstatutory Stock Option Agreement under the 2002
          Non-Employee Directors' Stock Option Plan.
  10.10*  2002 Employee Stock Purchase Plan.
  10.11*  Form of Offering under the 2002 Employee Stock Purchase
          Plan.
  10.12*  Amended and Restated Employment Agreement, dated effective as of January 1, 2002, between Michael C. Wood and LeapFrog.
  10.13*  Employment Agreement, dated effective as of April 1, 2002, between Thomas J. Kalinske and LeapFrog.
  10.14*  Employment Agreement, dated effective as of April 1, 2002, between Paul Rioux and LeapFrog, as amended.
  10.15*  Employment Agreement, dated November 10, 1997, between
          Timothy Bender and LeapFrog.
  10.16*  Amended and Restated Loan and Security Agreement, dated July
          10, 2001, between LeapFrog and Foothill Capital Corporation.
  10.17*  Amended and Restated Intellectual Property Security
          Agreement, dated July 10, 2001, between LeapFrog and
          Foothill Capital Corporation.
  10.18*  Promissory Note, dated June 30, 2000, between Michael Wood and LeapFrog.
  10.19*  Promissory Note, dated July 6, 2000, between Timothy Bender and LeapFrog.
  10.20*  Promissory Note, dated July 5, 2000, between Robert Lally and LeapFrog.
  10.21*  Promissory Note, dated August 1, 2000, between James
          Marggraff and LeapFrog.
  10.22*  Tax Sharing Agreement dated as of July 3, 2002 between
          Knowledge Universe, Inc. and LeapFrog.
  21.01*  List of Subsidiaries.
  23.01   Consent of Cooley Godward LLP (included in Exhibit 5.01).
  23.02   Consent of Ernst & Young LLP, Independent Auditors.
  23.03   Exhibit removed.
  23.04   Exhibit removed.
  23.05   Exhibit removed.
  24.01*  Power of Attorney with respect to Thomas J. Kalinske, Paul
          A. Rioux, Stanley E. Maron, Steven B. Fink and Sarina D.
          Simon.
  24.02*  Power of Attorney with respect to Jeffrey Berg, Barry Munitz and Stewart A. Resnick.


---------------
 * Previously filed with the Commission.

     (b) FINANCIAL STATEMENT SCHEDULES.

     Report of Ernst & Young LLP, Independent Auditors ......................S-1

     Schedule II -- Valuation and Qualifying Accounts and Allowances ........S-2

     No other financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of LeapFrog pursuant to the provisions described under Item 14 above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of LeapFrog in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, LeapFrog Enterprises, Inc. has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on the 22nd day of July, 2002.


                                          LEAPFROG ENTERPRISES, INC.

                                          By:
                                            ------------------------------------
                                                      Michael C. Wood
                                                Chief Executive Officer and
                                                          President

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      NAME                                       TITLE                        DATE
                      ----                                       -----                        ----
                                                  Chief Executive Officer, President,     July 22, 2002
------------------------------------------------       Vice Chairman and Director
                Michael C. Wood                      (Principal Executive Officer)

                                                   Chief Financial Officer (Principal     July 22, 2002
------------------------------------------------   Financial and Accounting Officer)
                James P. Curley

            /s/ THOMAS J. KALINSKE*                             Director                  July 22, 2002
------------------------------------------------
               Thomas J. Kalinske

               /s/ PAUL A. RIOUX*                               Director                  July 22, 2002
------------------------------------------------
                 Paul A. Rioux

             /s/ STANLEY E. MARON*                              Director                  July 22, 2002
------------------------------------------------
                Stanley E. Maron

              /s/ STEVEN B. FINK*                               Director                  July 22, 2002
------------------------------------------------
                 Steven B. Fink

              /s/ SARINA D. SIMON*                              Director                  July 22, 2002
------------------------------------------------
                Sarina D. Simon

               /s/ JEFFREY BERG*                                Director                  July 22, 2002
------------------------------------------------
                  Jeffrey Berg

               /s/ BARRY MUNITZ*                                Director                  July 22, 2002
------------------------------------------------
                  Barry Munitz

                      NAME                                       TITLE                        DATE
                      ----                                       -----                        ----

            /s/ STEWART A. RESNICK*                             Director                  July 22, 2002
------------------------------------------------
               Stewart A. Resnick

                      *By:
   ------------------------------------------
                Michael C. Wood
                Attorney-in-Fact
   (Signing under the authority of Powers of
 Attorney previously filed with the Securities
            and Exchange Commission)

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We have audited the consolidated financial statements of LeapFrog Enterprises, Inc. as of December 31, 2000 and December 31, 2001, and for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated February 28, 2002. Our audits also included the financial statement schedule listed in the index at Item 16(b). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

                                                 /s/ ERNST & YOUNG LLP
San Francisco, California
February 28, 2002

                                  SCHEDULE II

                VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES
                                 (IN THOUSANDS)

                                                   BALANCE AT    ADDITIONS                   BALANCE
                                                   BEGINNING     CHARGED TO       NET        AT END
                                                    OF YEAR      OPERATIONS    DEDUCTIONS    OF YEAR
                                                   ----------    ----------    ----------    -------
Allowances for accounts receivable
  Year ended December 31, 1999...................      1,088         2,775          957        2,906
  Year ended December 31, 2000...................      2,906        12,187(a)     3,669       11,424
  Year ended December 31, 2001...................     11,424        16,008(b)    17,578(c)     9,854
  Quarter ended March 31, 2002...................      9,854         2,939        4,614        8,179

Allowance for inventory
  Year ended December 31, 1999...................      1,072           496           --        1,568
  Year ended December 31, 2000...................      1,568         1,763          375        2,956
  Year ended December 31, 2001...................      2,956         5,359(d)     1,969(e)     6,346
  Quarter ended March 31, 2002...................      6,346           663          161        6,848

---------------
(a) Increase in bad debt expense charged to operations in 2000 is due to the increase in sales for 2000, as well as related returns from retailers.

(b) Increase in bad debt expense charged to operations in 2001 is due to the bankruptcy filing of Kmart, which led to $6,400 in bad debt expense, as well as increased sales and related returns.

(c) Includes the write-off of $6,400 in accounts receivable from Kmart considered to be uncollectible, as well as other write-offs taken in the ordinary course of business.

(d) Increase in obsolescence, slow-moving and excess inventory provision charged to operations in 2001 is due to discontinued and slow-moving products. Our primary discontinued products include the previous versions of our globe and Internet connectivity products, which have been replaced by our new globe and Mind Station products, respectively. The total reserve taken for these two items was $2,824. The remaining provision was primarily for excess and slow-moving inventory. The estimates of the reserve necessary for excess and obsolete inventory is based on a review of inventories on hand compared to their estimated future usage and demand for products.

(e) Increase in deductions in 2001 were primarily related to the write down of inventory in connection with obsolete product lines.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             EXHIBIT TITLE
-------                            -------------
    1.01*   Form of Underwriting Agreement.
    3.01    Exhibit removed.
    3.02*   Amended and Restated Bylaws, which will be superseded upon the completion of this offering, by the Amended and Restated
            Bylaws filed as Exhibit 3.04, at which point they will no
            longer be operative.
    3.03    Amended and Restated Certificate of Incorporation.
    3.04*   Amended and Restated Bylaws effective upon completion of
            this offering.
    4.01*   Form of Specimen Class A Common Stock Certificate.
    4.02*   Third Amended and Restated Stockholders Agreement, dated
            July 5, 2002, among LeapFrog and the investors named
            therein, and Waiver of CSC LF Holdings, LCC thereunder.
    5.01    Opinion of Cooley Godward LLP regarding legality of the
            securities being registered.
   10.01*   Form of Indemnification Agreement entered into by the
            Company with each of its directors and each of its officers named as an officer in this registration statement.
   10.02*   Net Lease, dated November 14, 2000, between Hollis Street
            Investors, LLC and LeapFrog, as amended.
   10.03*   Standard Lease Agreement, dated January 15, 2002, between
            Knowles Los Gatos, LLC and LeapFrog.
   10.04*   Amended and Restated Stock Option Plan.
   10.05*   Amended and Restated Employee Equity Participation Plan.
   10.06*   2002 Equity Incentive Plan.
   10.07*   Form of Stock Option Agreement under the 2002 Equity
            Incentive Plan.
   10.08*   2002 Non-Employee Directors' Stock Option Plan.
   10.09*   Form of Nonstatutory Stock Option Agreement under the 2002
            Non-Employee Directors' Stock Option Plan.
   10.10*   2002 Employee Stock Purchase Plan.
   10.11*   Form of Offering under the 2002 Employee Stock Purchase
            Plan.
   10.12*   Amended and Restated Employment Agreement, dated effective as of January 1, 2002, between Michael C. Wood and LeapFrog.
   10.13*   Employment Agreement, dated effective as of April 1, 2002, between Thomas J. Kalinske and LeapFrog.
   10.14*   Employment Agreement, dated effective as of April 1, 2002, between Paul Rioux and LeapFrog, as amended.
   10.15*   Employment Agreement, dated November 10, 1997, between
            Timothy Bender and LeapFrog.
   10.16*   Amended and Restated Loan and Security Agreement, dated July
            10, 2001, between LeapFrog and Foothill Capital Corporation.
   10.17*   Amended and Restated Intellectual Property Security
            Agreement, dated July 10, 2001, between LeapFrog and
            Foothill Capital Corporation.
   10.18*   Promissory Note, dated June 30, 2000, between Michael C.
            Wood and LeapFrog.
   10.19*   Promissory Note, dated July 6, 2000, between Timothy Bender and LeapFrog.
   10.20*   Promissory Note, dated July 5, 2000, between Robert Lally
            and LeapFrog.
   10.21*   Promissory Note, dated August 1, 2000, between James
            Marggraff and LeapFrog.
   10.22*   Tax Sharing Agreement dated as of July 3, 2002 between
            Knowledge Universe, Inc. and LeapFrog.
   21.01*   List of Subsidiaries.
   23.01    Consent of Cooley Godward LLP (included in Exhibit 5.01).
   23.02    Consent of Ernst & Young LLP, Independent Auditors.
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